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As filed with the Securities and Exchange Commission on July 11, 2006

Registration No. 333-123944

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TENET HEALTHCARE CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

NEVADA (State or Other Jurisdiction of Incorporation or Organization)	8062 (Primary Standard Industrial Classification Code Number)	95-2557091 (IRS Employer Identification Number)
13737 NOEL ROAD DALLAS, TEXAS 75240 (469) 893-2200 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

E. PETER URBANOWICZ
GENERAL COUNSEL
TENET HEALTHCARE CORPORATION
13737 NOEL ROAD
DALLAS, TEXAS 75240
(469) 893-2200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

STEVEN B. STOKDYK
LATHAM & WATKINS LLP
633 WEST FIFTH STREET, SUITE 4000
LOS ANGELES, CALIFORNIA 90071
(213) 485-1234

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED July 11, 2006.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any state.

PROSPECTUS

$800,000,000

TENET HEALTHCARE CORPORATION

Offer to exchange its 9.250% Senior Notes due 2015, which have been registered under the
Securities Act of 1933, for any and all of its outstanding 9.250% Senior Notes due 2015

The exchange offer and withdrawal rights will expire at 5:00 P.M.,
Eastern time, on                        , 2006, unless extended.

        We are offering to exchange up to $800,000,000 aggregate principal amount of our new 9.250% Senior Notes due 2015, which have been registered under the Securities Act of 1933, referred to in this prospectus as the new notes, for any and all of our outstanding 9.250% Senior Notes due 2015, referred to in this prospectus as the old notes. The new notes and the old notes are collectively referred to in this prospectus as the "notes."

        We issued the old notes on January 28, 2005 in a transaction not requiring registration under the Securities Act. We are offering you new notes, with terms substantially identical to those of the old notes, in exchange for old notes in order to satisfy our registration obligations from that previous transaction. If you fail to tender your old notes, you will continue to hold unregistered notes that you will not be able to transfer freely.

        See "Risk Factors" starting on page 5 of this prospectus for a discussion of risks associated with the exchange of old notes for the new notes offered hereby.

        We will exchange new notes for all old notes that are validly tendered and not withdrawn before expiration of the exchange offer. You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer. The exchange procedure is more fully described in "The Exchange Offer—Procedures for Tendering."

        The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes. See "Description of New Notes" for more details on the terms of the new notes.

        We will not receive any proceeds from the exchange offer.

        There is no established trading market for the new notes or the old notes. However, we intend to apply for listing of the new notes on the New York Stock Exchange.

        The exchange of old notes for new notes should not be a taxable event for United States federal income tax purposes. See "Certain Federal Income Tax Considerations."

        All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act. See "Plan of Distribution."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                        , 2006

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	5
FORWARD-LOOKING STATEMENTS	11
USE OF PROCEEDS	11
SELECTED FINANCIAL INFORMATION AND RATIO OF EARNINGS TO FIXED CHARGES	12
THE EXCHANGE OFFER	15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	23
DESCRIPTION OF BUSINESS AND PROPERTIES	90
LEGAL PROCEEDINGS	105
MANAGEMENT	112
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	128
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	128
DESCRIPTION OF NEW NOTES	131
DESCRIPTION OF OLD NOTES	140
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	140
PLAN OF DISTRIBUTION	140
VALIDITY OF THE NOTES	141
EXPERTS	141
AVAILABLE INFORMATION	141
INDEX TO FINANCIAL STATEMENTS	F-1

i

SUMMARY

        The following summary is qualified in its entirety by the more detailed information, including our consolidated financial statements and related notes, included in this prospectus. Unless the context otherwise requires, the terms "Tenet," the "Company," "we," "us" and "our" refer to Tenet Healthcare Corporation and its subsidiaries.

Tenet Healthcare Corporation

        We, through our subsidiaries, own and operate acute care hospitals and related health care facilities. At December 31, 2005, we operated 71 general hospitals, including two hospitals not yet divested classified as discontinued operations, with a total of 18,259 licensed beds, serving urban and rural communities in 13 states.

        Our principal executive offices are located at 13737 Noel Road, Dallas, Texas 75240, and our telephone number is (469) 893-2200.

The Exchange Offer

        On January 28, 2005, we completed the private offering of $800,000,000 aggregate principal amount of 9.250% Senior Notes due 2015. As part of that offering, we entered into an exchange and registration rights agreement with the initial purchasers of the old notes in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes. The old notes paid additional interest from January 21, 2006 to the effective registration date of the new notes pursuant to the terms of the old notes. Below is a summary of the exchange offer.

Old notes	9.250% Senior Notes due 2015.
New notes
Notes of the same series, the issuance of which has been registered under the Securities Act of 1933. The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.
Terms of the offer
We are offering to exchange a like amount of new notes for our old notes in denominations of $1,000 in principal amount and multiples thereof. In order to be exchanged, an old note must be properly tendered and accepted. All old notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $800,000,000 principal amount of 9.250% Senior Notes due 2015 outstanding. We will issue new notes promptly after the expiration of the exchange offer.
Expiration time	The exchange offer will expire at 5:00 P.M., Eastern time, on , 2006, unless extended.

Procedures for tendering
To tender old notes, you must complete and sign a letter of transmittal in accordance with the instructions contained in it and forward it by mail, facsimile or hand delivery, together with any other documents required by the letter of transmittal, to the exchange agent, either with the old notes to be tendered or in compliance with the specified procedures for guaranteed delivery of old notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender old notes pursuant to the exchange offer. See "The Exchange Offer—Procedures for Tendering."

Letters of transmittal and certificates representing old notes should not be sent to us. Such documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See "The Exchange Offer—Exchange Agent."
Acceptance of old notes for exchange; issuance of new notes
Subject to the conditions stated in "The Exchange Offer—Conditions to the Exchange Offer," we will accept for exchange any and all old notes which are properly tendered in the exchange offer before the expiration time. The new notes will be delivered promptly after the expiration time.
Interest payments on the new notes
The new notes will bear interest from the most recent date through which interest has been paid on the old notes. If your old notes are accepted for exchange, then you will receive interest on the new notes and not on the old notes.
Withdrawal rights	You may withdraw your tender at any time before the expiration time.
Conditions to the exchange offer
The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the old notes. See "The Exchange Offer—Conditions to the Exchange Offer" for more information.
Resales of new notes
Based on interpretations by the staff of the Securities and Exchange Commission, or SEC, as detailed in a series of no-action letters issued by the SEC to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:
• you are acquiring the new notes in the ordinary course of your business;

• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in a distribution of the new notes;
• you are not an "affiliate" of ours; and
• you are not a broker-dealer that acquired any of its old notes directly from us.

If you fail to satisfy any of the foregoing conditions, you will not be permitted to tender your old notes in the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of your old notes unless such sale is made pursuant to an exemption from such requirements.

Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale or other transfer of the new notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes.
See "The Exchange Offer—Resales of New Notes."
Exchange agent
The Bank of New York Trust Company, N.A. is serving as the exchange agent in connection with the exchange offer. The address and telephone and facsimile numbers of the exchange agent are listed under the heading "The Exchange Offer—Exchange Agent."
Use of proceeds
We will not receive any proceeds from the issuance of new notes in the exchange offer. We will pay all expenses incident to the exchange offer. See "Use of Proceeds" and "The Exchange Offer—Fees and Expenses."

The New Notes

        The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes. The new notes will evidence the same debt as the old notes and will be governed by the same indenture. Where we refer to "notes" in this prospectus, we are referring to both the old notes and the new notes.

Notes offered	Up to $800,000,000 principal amount of 9.250% Senior Notes due 2015, which have been registered under the Securities Act.
Maturity date	February 1, 2015.

Interest
Interest on the new notes will accrue at the rate per annum set forth on the cover page hereof. Interest on the notes will be payable semi-annually in arrears on February 1 and August 1 of each year, commencing on August 1, 2006, to holders of record on the immediately preceding January 15 and July 15. Interest on the new notes will accrue from the most recent date through which interest has been paid or, if no interest has been paid, from the date of original issuance of the old notes.
Listing	We intend to apply for listing of the new notes on the New York Stock Exchange.
Ranking	The notes are our general unsecured obligations equal in right of payment to all our existing and future unsubordinated indebtedness.
Optional redemption
The notes will be redeemable in whole or in part at our option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, excluding accrued and unpaid interest, discounted at a rate as specified below in "Description of New Notes—Optional Redemption," plus, in each case, accrued but unpaid interest to the date of redemption.
Global note; book-entry system
The new notes will be issued only in fully registered form without interest coupons and in minimum denominations of $1,000. The new notes will be evidenced by a global note deposited with the trustee for the new notes, as custodian for The Depository Trust Company, or DTC. Beneficial interests in the global notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its participants. See "Description of New Notes—Global Notes."

Certain Federal Income Tax Considerations

        We believe that the exchange of your old notes for new notes to be issued in connection with the exchange offer should not result in any gain or loss to you for United States federal income tax purposes. See "Certain Federal Income Tax Considerations."

Risk Factors

        You should carefully consider the matters set forth under "Risk Factors" before you decide to tender your old notes.

RISK FACTORS

        Before tendering old notes in the exchange offer, you should carefully review the information contained elsewhere in this prospectus and should particularly consider the following discussion on the risks involved.

Risks Related to Our Business

        Our business is subject to a number of risks and uncertainties—many of which are beyond our control—that may cause our actual operating results or financial performance to be materially different from our expectations. If one or more of the events discussed in the following risks were to occur, actual outcomes could differ materially from those expressed in or implied by any forward-looking statements we make in this prospectus or our other filings with the SEC, and our business, financial position, results of operations or liquidity could be materially adversely affected. Additional risks and uncertainties not presently known, or that we currently deem immaterial, may also negatively affect our business and operations. In either case, the trading price of our common stock could decline and shareholders could lose all or part of their investment.

If managed care payers reduce the payments we receive as reimbursement for the health care services we provide, or if we have difficulty collecting from managed care payers, our revenues could be adversely affected.

        We currently have thousands of managed care contracts with various health maintenance organizations and preferred provider organizations. The amount of our net patient revenue from our continuing general hospitals under managed care contracts for the year ended December 31, 2005 was $4.7 billion, which represented approximately 49% of our total net operating revenues. The amount of our net patient revenue under managed care contracts during the three months ended March 31, 2006 was $1.2 billion and is expected to be approximately $5 billion for our continuing operations in 2006. Approximately 38% of our managed care net patient revenues during the year ended December 31, 2005 were derived from our top five managed care payers. At March 31, 2006, approximately 59% of our managed care net patient revenues were derived from our top ten managed care payers. At March 31, 2006 and December 31, 2005, approximately 56% and 58%, respectively, of our net accounts receivable related to continuing operations were due from managed care payers.

        Managed care payers are increasingly demanding discounted fee structures or the assumption by health care providers of all or a portion of the financial risk. We expect managed care payers to continue to aggressively manage reimbursement levels and enforce more stringent cost controls. In addition, an increasing number of managed care providers have experienced financial difficulties in recent years, in some cases resulting in bankruptcy or insolvency. Managed care providers with which we do business have encountered and may continue to encounter similar difficulties in paying claims in the future. In recent years, payment pressure from managed care payers, along with increased levels of co-pay payments, deductibles and coinsurance amounts to be paid by insured patients, has affected our provision for doubtful accounts, and we continue to experience ongoing managed care payment delays and disputes.

        It would harm our business if we were unable to enter into managed care provider arrangements on acceptable terms. Any material reductions in the payments that we receive for our services, coupled with the difficulty in collecting receivables from managed care payers, could reduce our overall revenues and have an adverse effect on our results of operations.

Changes in the Medicare and Medicaid programs or other government health care programs could have an adverse effect on our business.

        Estimated payments under the Medicare program constituted approximately 27.5% and 28.3% of net patient revenues at our continuing general hospitals for the year ended December 31, 2005 and quarter ended March 31, 2006, respectively. Various state Medicaid programs, excluding state-funded managed care programs, constituted approximately 8.3% and 8.5% of net patient revenues at the same hospitals for the year ended December 31, 2005 and quarter ended March 31, 2006, respectively. The Medicare and Medicaid programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease government program payments in the future, as well as affect the cost of providing services to patients and the timing of payments to facilities. We are unable to predict the effect of future government health care funding policy changes on our operations. If the payments made by governmental payers are reduced, if the scope of services covered by governmental payers is limited, if we are required to pay substantial amounts in settlement pertaining to government programs, or if we, or one or more of our subsidiaries' hospitals, are excluded from participation in the Medicare or Medicaid program or any other government health care program, there could be a material adverse effect on our business, financial position, results of operations or cash flows.

The ultimate resolution of claims, lawsuits and investigations could adversely affect our financial position.

        During the past several years, we have been subject to a significant number of claims and lawsuits. Also during the past several years, we became the subject of federal and state agencies' civil and criminal investigations and enforcement efforts, and received subpoenas and other requests from those agencies for information relating to a variety of subjects. While we cannot predict the likelihood of future claims or inquiries, we expect that new matters may be initiated against us from time to time. The results of claims, lawsuits and investigations also cannot be predicted, and it is possible that the ultimate resolution of these matters, individually or in the aggregate, may have a material adverse effect on our business (both in the near and long term), financial position, results of operations or cash flows. Although we defend ourselves vigorously against claims and lawsuits and cooperate with investigations, these matters:

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  Could require us to pay substantial damages or amounts in judgments or settlements, which individually or in the aggregate could exceed amounts, if any, that may be recovered under our insurance policies where coverage applies and is available;

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  Cause us to incur substantial expenses;

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  Require significant time and attention from our management; and

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  Could cause us to close or sell hospitals or otherwise modify the way we conduct business.

Our business continues to be adversely affected by a high volume of uninsured patients.

        Like others in the health care industry, we continue to provide services to a high volume of uninsured patients. In fact, our level of uninsured patients has been higher in the last two years than in previous periods. Although the discounting components of our Compact with Uninsured Patients have reduced our provision for doubtful accounts recorded in our Consolidated Financial Statements, they are not expected to mitigate the net economic effects of treating uninsured patients. We continue to experience a high level of uncollectible accounts and, unless a business mix shift toward a higher level of insured patients occurs, we anticipate this trend to continue.

We operate in a highly competitive industry, and competition is one reason for our recent declines in patient volumes.

        A number of factors affect patient volumes and, thereby, our results of operations at our hospitals and related health care facilities, including the influence of local health care competitors. Generally, other hospitals in the local communities we serve provide services similar to those offered by our hospitals. Some of the hospitals that compete with our hospitals are owned by government agencies or not-for-profit corporations. Tax-exempt competitors may have certain financial advantages not available to our facilities, such as endowments, charitable contributions, tax-exempt financing, and exemptions from sales, property and income taxes. In some states, including California, not-for-profit hospitals are permitted by law to directly employ physicians while for-profit hospitals are prohibited from doing so. We also face increasing competition from physician-owned specialty hospitals and freestanding surgery, diagnostic and imaging centers for market share in high margin services and for quality physicians and personnel. If competing health care providers are better able to attract patients, recruit and retain physicians, expand services or obtain more favorable managed care contracts at their facilities, we may continue to experience a decline in inpatient and outpatient volume levels.

Our business and financial position could be harmed if we are not able to attract and retain employees, physicians and other health care professionals, and our costs continue to be adversely affected by the shortage of nurses.

        Our operations depend on the efforts, abilities and experience of our employees and the physicians on the medical staffs of our hospitals, most of whom have no long-term contractual relationship with us. It is essential to our ongoing business that we attract and retain skilled employees and an appropriate number of quality physicians and other health care professionals in all specialties on our medical staffs. In some of our markets, physician recruitment and retention are affected by a shortage of physicians in certain sought-after specialties and the difficulties that physicians are experiencing in obtaining affordable malpractice insurance or finding insurers willing to provide such insurance. In addition, we believe physician attrition is one of the reasons for our recent volume declines. If we are unable to build stronger relationships with the physicians who admit patients both to our hospitals and to our competitors' hospitals, we expect these volume declines to continue. In general, the loss of some or all of our key employees or the inability to attract or retain sufficient numbers of qualified physicians and other health care professionals could have a material adverse effect on our business, financial position, results of operations or cash flows.

        Labor costs remain a significant cost pressure facing us, as well as the health care industry in general. The national nursing shortage continues and remains more serious in key specialties and in certain geographic areas than others, including several areas in which we operate hospitals. This has increased labor costs for nursing personnel. In addition, state-mandated nurse-staffing ratios in California affect not only our labor costs, but if we are unable to hire the necessary number of nurses to meet the required ratios, they may also cause us to limit patient admissions with a corresponding adverse effect on net operating revenues. We cannot predict the degree to which we will be affected by the future availability or cost of nursing personnel, but we expect to continue to experience significant salary, wage and benefit pressures created by the nursing shortage throughout the country and escalation in state-mandated nurse-staffing ratios in California. In response to these trends, we have enhanced salaries, wages and benefits to recruit and retain nurses. In addition, we have been and may continue to be required to increase our use of temporary personnel, which is typically more expensive than hiring full-time or part-time employees.

Our licensed hospital beds are heavily concentrated in Florida, California and Texas, which makes us sensitive to economic, regulatory, environmental and other developments in those states.

        As of December 31, 2005, the largest concentrations of licensed beds in our general hospitals were in Florida (25.1%), California (21.5%) and Texas (16.3%). Such concentrations increase the risk that, should any adverse economic, regulatory, environmental or other development occur within these states, our business, financial position, results of operations or cash flows could be materially adversely affected.

        Specifically, a natural disaster or other catastrophic event could affect us more significantly than other companies with less geographic concentration. In the recent past, hurricanes have had a disruptive effect on the operations of our hospitals in Florida and Texas, as well as in Louisiana and Mississippi, and the patient populations in those states. Our California operations could be adversely affected by a major earthquake in that state. Moreover, we anticipate spending approximately

$410 million by 2012 to meet California's seismic regulations for hospitals. This amount was estimated using an inflation rate of 5%.

Our business and financial results could be harmed by violations of existing regulations or compliance with new or changed regulations.

        Our business is subject to extensive federal, state and local regulation relating to, among other things, licensure, conduct of operations, ownership of facilities, physician relationships, addition of facilities and services, and reimbursement rates for services. The laws, rules and regulations governing the health care industry are extremely complex, and the industry often has little or no regulatory or judicial interpretation for guidance. If a determination is made that we were in material violation of such laws, rules or regulations, we could be subject to penalties or liabilities or required to make significant changes to our operations. In addition, health care, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. We are unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework affecting health care providers could harm our business, financial position, results of operations or cash flows.

The cost and future availability of insurance, as well as insurance policy limits, may have an adverse effect on our operations.

        We continue to experience unfavorable pricing and availability trends in the professional and general liability insurance markets and increases in the size of claim settlements and awards in this area. If these trends continue, they could have an adverse effect on our business and financial results. All reinsurance and any excess professional and general liability insurance we purchase are subject to policy aggregate limitations. Any limits paid, in whole or in part, could deplete or reduce the excess limits available to pay any other material claims applicable to the relevant policy period. If such policy aggregate limitations should be partially or fully exhausted in the future, or actual payments of claims materially exceed projected estimates of claims, our financial position, results of operations or cash flows could be materially adversely affected.

        All five of our hospitals and several imaging centers in the New Orleans area and our hospital in Mississippi suffered considerable damage from Hurricane Katrina in late August 2005. We have property, business interruption and related insurance coverage to mitigate the financial impact of these types of catastrophic events. Our policies, which are on an occurrence basis and cover the period April 1, 2006 through March 31, 2007, are subject to deductible provisions, exclusions and limits. One such limit relates to flood losses as defined in the insurance policies. If significant portions of the losses at our facilities are determined to be caused by flood, flood damage limits under our insurance policies for any future damages to any of our hospitals during the remainder of the policy period may be partially or fully exhausted. If existing flood policy limits should be partially or fully exhausted as a result of Hurricane Katrina and ensuing events, and we were to sustain a subsequent flood loss, and if we cannot or do not obtain additional coverage, our financial position, results of operations or cash flows could be materially adversely affected.

Trends affecting our actual or anticipated results may lead to charges that would adversely affect our results of operations.

        As a result of the various factors that affect our industry generally and our business specifically, we may from time to time be required to record charges in our results of operations. For example, as a result of our recent financial trends and the current outlook for our future operating performance, we recorded goodwill and long-lived asset impairment charges of approximately $160 million in the year ended December 31, 2005 and approximately $1.1 billion during the fourth quarter of 2004. Based on future financial trends and the possible impact of negative trends on our future outlook, further impairments of long-lived assets and goodwill may occur, and we will incur additional restructuring charges. Future restructuring of our regions and markets that changes our goodwill reporting units could also result in further impairments of our goodwill. Any such charges could adversely affect our results of operations.

Risks Relating to the Notes

We and our subsidiaries have a substantial amount of debt and other liabilities that is effectively senior to the notes.

        We are a highly leveraged company. As of March 31, 2006, we had approximately $4.8 billion of total long-term debt, as well as approximately $196 million in letters of credit outstanding under our letter of credit facility. The notes are effectively subordinated to our credit facility under which the administrative agent and letter of credit issuing bank may, in its discretion, issue stand-by letters of credit for our account in an aggregate amount for drawing up to $250 million. In addition, from time to time, we expect to engage in various capital markets, bank credit and other financing activities depending on our needs and financing alternatives available at that time.

        Our leverage and debt service obligations could have important consequences to an investor, including the following:

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  Our letter of credit facility and the indentures governing our senior notes contain, and any future debt obligations may contain, covenants that, among other things, restrict our ability to pay dividends, incur additional debt and sell assets. If we do not comply with these obligations, it may cause an event of default, which, if not cured or waived, could require us to repay the indebtedness immediately.

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  We may be more vulnerable in the event of a deterioration in our business, in the health care industry, in the economy generally or if federal or state governments set further limitations on reimbursement under the Medicare or Medicaid programs.

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  We may have difficulty obtaining additional financing or refinancings at economically acceptable interest rates and other terms to meet our requirements for working capital, capital expenditures, the payment of judgments or settlements, or general corporate purposes.

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  We may be required to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which could reduce the amount of funds available for our operations.

The protections provided in the notes are limited and we may take actions that could adversely affect the notes.

        Our outstanding notes, including the new notes and the old notes, are not rated investment grade by either Standard & Poor's or Moody's Investors Services. However, the covenants applicable to the notes are identical to those applicable to our other outstanding notes. The covenants do not limit the amount of debt we may incur and only provide limited restrictions on the security we may provide for future debt. We may decide to incur additional secured or unsecured debt in the future to finance any judgments or settlements or for other business purposes, and any such additional debt may have an adverse effect on our credit rating and the priority of claims of holders of the notes. That additional debt, if incurred, could be held by a number of creditors, including affiliates of the initial purchasers of the old notes.

Risks Related to the Exchange Offer

You may have difficulty selling the old notes you do not exchange.

        If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes as described in the legend on the global notes representing the old notes. There are restrictions on transfer of your old notes because we issued the old notes under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from, or in a transaction not subject to, these requirements. We do not intend to register any old notes not tendered in the exchange offer and, upon consummation of the exchange offer, you will not be entitled to any rights to have your untendered old notes registered under the Securities Act. In addition, the trading market, if any, for the remaining old notes will be adversely affected depending on the extent to which old notes are tendered and accepted in the exchange offer.

You may have difficulty selling the new notes because there is no existing trading market for them.

        The new notes are being offered to the holders of the old notes, which were issued on January 28, 2005 primarily to a small number of institutional investors. There is no existing trading market for the new notes. Although the initial purchasers in the offering of the old notes have informed us that they intend to make a market in the new notes, they are not obligated to do so and any market-making activity may be discontinued at any time without notice. As a result, the market price of the new notes could be adversely affected.

        We intend to apply for listing of the new notes on the New York Stock Exchange. The liquidity of any market for the new notes will depend upon the number of holders of the new notes, our financial performance, the market for similar securities, the interest of securities dealers in making a market in the new notes and other factors relating to us. A liquid trading market may not develop for the new notes.

Broker-dealers may need to comply with the registration and prospectus delivery requirements of the Securities Act.

        Any broker-dealer that (1) exchanges its old notes in the exchange offer for the purpose of participating in a distribution of the new notes or (2) resells new notes that were received by it for its own account in the exchange offer may be deemed to have received restricted securities and will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

You may not receive new notes in the exchange offer if the exchange offer procedure is not followed.

        We will issue the new notes in exchange for your old notes only if you tender the old notes and deliver a properly completed and duly executed letter of transmittal and other required documents before expiration of the exchange offer. You should allow sufficient time to ensure timely delivery of the necessary documents. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If you are the beneficial holder of old notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf.

FORWARD-LOOKING STATEMENTS

        The information in this prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical or present facts, that address activities, events, outcomes, business strategies and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, estimate or anticipate (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements represent management's current belief, based on currently available information, as to the outcome and timing of future events. They involve known and unknown risks, uncertainties and other factors—many of which we are unable to predict or control—that may cause our actual results, performance or achievements, or health care industry results, to be materially different from those expressed or implied by forward-looking statements. Such factors include, but are not limited to, the risks described under the caption the "Risk Factors" in this prospectus and the following:

  •
  Our ability to satisfactorily and timely collect our patient accounts receivable;

  •
  Our ability to identify and execute on measures designed to save or control costs;

  •
  The availability and terms of debt and equity financing sources to fund the needs of our business;

  •
  Changes in our business strategies or development plans;

  •
  The impact of natural disasters, including our ability to reopen facilities affected by such disasters;

  •
  Technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, health care;

  •
  Various factors that may increase the cost of supplies;

  •
  National, regional and local economic and business conditions;

  •
  Demographic changes; and

  •
  Other factors and risk factors referenced in this prospectus and our other public filings.

        When considering forward-looking statements, a reader should keep in mind the risk factors and other cautionary statements in this prospectus. Should one or more of the risks and uncertainties described above, in "Risk Factors" or elsewhere in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement in its entirety and, therefore, disclaim any resulting liability for potentially related damages.

        All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

USE OF PROCEEDS

        We will not receive proceeds from the issuance of the new notes offered hereby. In consideration for issuing the new notes in exchange for old notes as described in this prospectus, we will receive old notes of like principal amount. The old notes surrendered in exchange for the new notes will be retired and canceled.

SELECTED FINANCIAL INFORMATION AND RATIO OF EARNINGS TO FIXED CHARGES

OPERATING RESULTS

        In March 2003, our board of directors approved a change in our fiscal year from a fiscal year ending on May 31 to a fiscal year that coincides with the calendar year, effective December 31, 2002. The following tables present selected audited consolidated financial data for Tenet Healthcare Corporation and its wholly owned and majority-owned subsidiaries for the years ended December 31, 2005, 2004 and 2003, the seven-month transition period ended December 31, 2002, and the years ended May 31, 2002 and 2001.

	Years ended December 31			Seven months ended December 31	Years ended May 31
	2005	2004(1)	2003(1)	2002(1)	2002(1)	2001(1)
	(In Millions, Except Per-Share Amounts)
Net operating revenues	$9,614	$9,908	$10,052	$6,042	$9,796	$8,441
Operating expenses:
Salaries, wages and benefits	4,388	4,328	4,238	2,341	3,837	3,330
Supplies	1,774	1,724	1,602	870	1,371	1,174
Provision for doubtful accounts	698	1,202	1,135	478	710	596
Other operating expenses	2,183	2,215	2,128	1,192	1,928	1,739
Depreciation	352	368	360	206	347	319
Goodwill amortization	—	—	—	—	85	83
Other amortization	30	20	20	13	23	20
Impairment of long-lived assets and goodwill	255	1,236	1,278	9	76	55
Restructuring charges	11	48	115	4	25	86
Loss from hurricanes and related costs	55	—	—	—	—	—
Costs of litigation and investigations	212	74	282	—	—	—
Loss from early extinguishment of debt	15	13	—	4	383	56

Operating income (loss)	(359)	(1,320)	(1,106)	925	1,011	983
Interest expense	(405)	(333)	(294)	(144)	(324)	(452)
Investment earnings	59	20	16	13	31	35
Minority interests	(7)	3	(21)	(10)	(24)	(6)
Net gains on sales of facilities, long-term investments and subsidiary common stock	4	7	16	—	—	26
Impairment of investment securities	—	—	(5)	(64)	—	—

Income (loss) before income taxes	(708)	(1,623)	(1,394)	720	694	586
Income tax (expense) benefit	87	(286)	274	(289)	(335)	(253)

Income (loss) from continuing operations, before discontinued operations and cumulative effect of change in accounting principle	$(621)	$(1,909)	$(1,120)	$431	$359	$333

Basic earnings (loss) per common share from continuing operations(2)	$(1.32)	$(4.10)	$(2.41)	$0.89	$0.73	$0.69

Diluted earnings (loss) per common share from continuing operations(2)	$(1.32)	$(4.10)	$(2.41)	$0.87	$0.71	$0.68

(1)
Amounts have been restated as described in Note 2 to the Year Ended December 31, 2005 Consolidated Financial Statements.
(2)
All periods have been adjusted to reflect a 3-for-2 stock split declared in May 2002 and distributed on June 28, 2002.

        The operating results data presented above are not necessarily indicative of our future results of operations. Reasons for this include, but are not limited to: overall revenue and cost trends, particularly trends in patient accounts receivable collectibility and associated provisions for doubtful accounts; the timing and magnitude of price changes; fluctuations in contractual allowances, including the impact of the discounting components of our Compact with Uninsured Patients ("Compact"); changes in Medicare regulations; Medicaid funding levels set by the states in which we operate; levels of malpractice expense and settlement trends; impairment of long-lived assets and goodwill; restructuring charges; losses and costs related to natural disasters; litigation and investigation costs; acquisitions and dispositions of facilities and other assets; income tax rates and valuation allowances; the timing and amounts of stock option and restricted stock unit grants to employees, directors and others; and changes in occupancy levels and patient volumes. Factors that affect patient volumes and, thereby, our results of operations at our hospitals and related health care facilities include, but are not limited to: (1) unemployment levels; (2) the business environment of local communities; (3) the number of uninsured and underinsured individuals in local communities treated at our hospitals; (4) seasonal cycles of illness; (5) climate and weather conditions; (6) physician recruitment, retention and attrition; (7) local health care competitors; (8) managed care contract negotiations or terminations; (9) unfavorable publicity, which impacts relationships with physicians and patients; and (10) factors relating to the timing of elective procedures. These considerations apply to year-to-year comparisons as well.

BALANCE SHEET DATA

	December 31				May 31
	2005	2004(1)	2003(1)	2002(1)	2002(1)	2001(1)
	(In Millions)
Working capital (current assets minus current liabilities)	$1,216	$1,882	$1,908	$1,542	$962	$1,147
Total assets	9,812	10,081	12,298	13,895	13,957	13,054
Long-term debt, net of current portion	4,784	4,395	4,039	3,872	3,919	4,202
Shareholders' equity	1,021	1,699	4,374	5,924	5,802	5,230

(1)
Amounts have been restated as described in Note 2 to the Year Ended December 31, 2005 Consolidated Financial Statements.

CASH FLOW DATA

	Years ended December 31				Years ended May 31
				Seven months ended December 31 2002
	2005	2004	2003		2002	2001
			(In Millions)
Net cash provided by (used in) operating activities	$763	$(82)	$838	$1,126	$2,315	$1,818
Net cash used in investing activities	(392)	(12)	(333)	(389)	(1,227)	(574)
Net cash provided by (used in) financing activities	348	129	(96)	(565)	(1,112)	(1,317)

RATIO OF EARNINGS TO FIXED CHARGES

	May 31				Seven Months Ended December 31,		December 31,			Three Months Ended March 31,
	2001		2002		2002		2003	2004	2005	2005		2006
Income (loss) before income taxes	$586		$694		$720		$(1,394)	$(1,623)	$(708)	$3		$22
Less:
Equity in earnings of affiliates	4		7		3		16	14	11	2		(4)
Minority Interest	(6)		(24)		(10)		(21)	3	(7)	(3)		(1)
Add:
Cash dividends received	4		4		2		4	7	4	1		0
Interest part of rent expense	49		52		30		54	57	56	14		13
Interest Expense	452		324		144		294	333	405	101		102
Amort of Capitalized Interest	6		7		4		7	7	7	2		2

Earnings (loss), as adjusted	$1,099		$1,098		$907		$(1,030)	$(1,236)	$(240)	$122		$144

Fixed Charges
Interest Expense	$452		$324		$144		$294	$333	$405	$101		$102
Capitalized Interest	8		9		4		12	11	12	3		3
Interest part of rent expense	49		52		30		54	57	56	14		13

Total Fixed Charges	$509		$385		$178		$360	$401	$473	$118		$118

Ratio of Earnings to Fixed Charges	2.2	X	2.9	X	5.1	X	—	—	—	1.0	X	1.2	X
Deficiency							$1,390	$1,637	$713

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        In connection with the sale of the old notes, we entered into an exchange and registration rights agreement with the initial purchasers of the old notes, pursuant to which we agreed to file and to use our commercially reasonable efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the old notes for the new notes. We are making the exchange offer to fulfill our contractual obligations under that agreement. A copy of the exchange and registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

        Pursuant to the exchange offer, we will issue the new notes in exchange for old notes. The terms of the new notes are identical in all material respects to those of the old notes, except that the new notes (1) have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the old notes and (2) will not have registration rights or provide for any increase in the interest rate related to the obligation to register. See "Description of New Notes" and "Description of Old Notes" for more information on the terms of the respective notes and the differences between them.

        We are not making the exchange offer to, and will not accept tenders for exchange from, holders of old notes in any jurisdiction in which an exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term "holder" means any person in whose name the old notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by Depository Trust Company or DTC who desires to deliver such old notes by book-entry transfer at DTC.

        We make no recommendation to the holders of old notes as to whether to tender or refrain from tendering all or any portion of their old notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of old notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisers, if any, based on their own financial position and requirements.

Terms of the Exchange

        Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange old notes which are properly tendered at or before the expiration time and not withdrawn as permitted below. As of the date of this prospectus, $800,000,000 principal amount of 9.250% Senior Notes due 2015 are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date on the cover page of the prospectus to all holders of old notes known to us. Old notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple of $1,000.

        Our acceptance of the tender of old notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

Expiration, Extension and Amendment

        The expiration time of the exchange offer is 5:00 P.M., Eastern time, on                        , 2006. However, we may, in our sole discretion, extend the period of time for which the exchange offer is open and set a later expiration date. The term "expiration time" as used herein means the latest time and date to which we extend the exchange offer. If we decide to extend the exchange offer period, we will then delay acceptance of any old notes by giving oral or written notice of an extension to the holders of old notes as described below. During any extension period, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

        Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions described below under "—Conditions to the Exchange Offer." We may decide to waive any of the conditions in our discretion. Furthermore, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. If we materially change the terms of the exchange offer, we will resolicit tenders of the old notes, file a post-effective amendment to the prospectus and provide notice to you. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the holders have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 A.M., Eastern time, on the first business day after the previously scheduled expiration time.

Procedures for Tendering

Valid Tender

        Except as described below, a tendering holder must, prior to the expiration time, transmit to The Bank of New York Trust Company, N.A., the exchange agent, at the address listed under the heading "—Exchange Agent":

  •
  a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or

  •
  if old notes are tendered in accordance with the book-entry procedures listed below, an agent's message.

        In addition, a tendering holder must:

  •
  deliver certificates, if any, for the old notes to the exchange agent at or before the expiration time; or

  •
  deliver a timely confirmation of book-entry transfer of the old notes into the exchange agent's account at DTC, the book-entry transfer facility, along with the letter of transmittal or an agent's message; or

  •
  comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

        If the letter of transmittal is signed by a person other than the registered holder of old notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The old notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the old notes must be signed exactly as the name of any registered holder appears on the old notes.

        If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

        By tendering, each holder will represent to us that, among other things, the new notes are being acquired in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder, and neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the new notes. In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the new notes.

        The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or old notes to us.

        If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC's book-entry transfer facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent's account.

Signature Guarantees

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the old notes surrendered for exchange are tendered:

  •
  by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

  •
  for the account of an "eligible institution."

        If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an "eligible institution." An "eligible institution" is an "eligible guarantor institution" meeting the requirements of the registrar for the notes, which requirements include membership or participation in the Security Transfer Agent Medallion Program, or STAMP, or such other "signature guarantee program" as may be determined by the registrar for the notes in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Book-Entry Transfer

        The exchange agent will make a request to establish an account for the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's systems must make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent's account at DTC in accordance with DTC's procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered old notes into the exchange agent's account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent's message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

        Delivery of new notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent's message, with any required signature guarantees and any other required documents, must:

  •
  be transmitted to and received by the exchange agent at the address listed under "—Exchange Agent" at or prior to the expiration time; or

  •
  comply with the guaranteed delivery procedures described below.

        Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery

        If a registered holder of old notes desires to tender the old notes, and the old notes are not immediately available, or time will not permit the holder's old notes or other required documents to reach the exchange agent before the expiration time, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

  •
  the tender is made through an eligible institution;

  •
  prior to the expiration time, the exchange agent received from an eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery:

  1.
  stating the name and address of the holder of old notes and the amount of old notes tendered,

  2.
  stating that the tender is being made, and

  3.
  guaranteeing that within three New York Stock Exchange trading days after the expiration time, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent's message, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

  •
  the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent's message, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration time.

Determination of Validity

        We will determine in our sole discretion all questions as to the validity, form and eligibility of old notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular old note not properly tendered or of which our acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration time, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration time, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a reasonable period of time.

        Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of old notes. Moreover, neither we, the exchange agent nor any other person will incur any liability for failing to give notification of any defect or irregularity.

Acceptance of Old Notes for Exchange; Issuance of New Notes

        Upon the terms and subject to the conditions of the exchange offer, we will accept, promptly after the expiration time, all old notes properly tendered. We will issue the new notes promptly after acceptance of the old notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

        In all cases, issuance of new notes for old notes will be made only after timely receipt by the exchange agent of:

  •
  certificates for the old notes, or a timely book-entry confirmation of the old notes, into the exchange agent's account at the book-entry transfer facility;

  •
  a properly completed and duly executed letter of transmittal or an agent's message; and

  •
  all other required documents.

        Unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer in accordance with the book-entry procedures described above, the non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer. For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note.

Interest Payments on the New Notes

        The new notes will bear interest from the most recent date through which interest has been paid on the old notes for which they were exchanged. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date through which interest has been paid. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the old notes.

Withdrawal Rights

        Tenders of old notes may be withdrawn at any time before the expiration time.

        For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated under "—Exchange Agent" before the expiration time. Any notice of withdrawal must:

  •
  specify the name of the person, referred to as the depositor, having tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes;

  •
  contain a statement that the holder is withdrawing its election to have the old notes exchanged;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of the old notes in the name of the person withdrawing the tender; and

  •
  specify the name in which the old notes are registered, if different from that of the depositor.

        If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless this holder is an eligible institution. If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes.

        Any old notes properly withdrawn will be deemed not to have been validly tendered for exchange. New notes will not be issued in exchange unless the old notes so withdrawn are validly re-tendered. Properly withdrawn old notes may be re-tendered by following the procedures described under "—Procedures for Tendering" above at any time at or before the expiration time.

        We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

Conditions to the Exchange Offer

        Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any old notes for any new notes, and, as described below, may terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

  •
  there shall occur a change in the current interpretation by the staff of the SEC which permits the new notes issued pursuant to the exchange offer in exchange for old notes to be offered for resale, resold and otherwise transferred by the holders (other than broker-dealers and any holder which is an affiliate) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of the new notes;

  •
  any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

  •
  any law, statute, rule or regulation shall have been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

  •
  a banking moratorium shall have been declared by United States federal or New York State authorities which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

  •
  trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the SEC or any other governmental authority which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

  •
  an attack on the United States, an outbreak or escalation of hostilities or acts of terrorism involving the United States, or any declaration by the United States of a national emergency or war shall have occurred;

  •
  a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus is a part or proceedings shall have been initiated or, to our knowledge, threatened for that purpose or any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer; or

  •
  any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which is or may be adverse to us or we shall have become aware of facts that have or may have an adverse impact on the value of the old notes or the new notes, which in our sole judgment in any case makes it inadvisable to proceed with the exchange offer and/or with the acceptance for exchange or with the exchange.

        If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. See "—Expiration, Extension and Amendment" above.

Resales of New Notes

        Based on interpretations by the staff of the SEC, as described in no-action letters issued to third parties, we believe that new notes issued in the exchange offer in exchange for old notes may be offered for resale, resold or otherwise transferred by holders of the old notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  •
  the new notes are acquired in the ordinary course of the holders' business;

  •
  the holders have no arrangement or understanding with any person to participate in the distribution of the new notes; and

  •
  the holders are not "affiliates" of ours within the meaning of Rule 405 under the Securities Act.

        However, the SEC has not considered the exchange offer described in this prospectus in the context of a no-action letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer as in the other circumstances. Each holder who wishes to exchange old notes for new notes will be required to represent that it meets the above three requirements.

        Any holder who is an affiliate of ours or who intends to participate in the exchange offer for the purpose of distributing new notes or any broker-dealer who purchased old notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

  •
  may not rely on the applicable interpretations of the staff of the SEC mentioned above;

  •
  will not be permitted or entitled to tender the old notes in the exchange offer; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that the old notes were acquired by it as a result of market-making activities or other trading activities and agree that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

        In addition, to comply with state securities laws, the new notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification, with which there has been compliance, is available. The offer and sale of the new notes to "qualified institutional buyers," as defined under Rule 144A of the Securities Act, is generally exempt from registration or qualification under the state securities laws. We currently do not intend to register or qualify the sale of new notes in any state where an exemption from registration or qualification is required and not available.

Exchange Agent

        The Bank of New York Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal and any other required documents should be directed to the exchange agent at the address or facsimile number set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

THE BANK OF NEW YORK TRUST COMPANY, N.A.
AS EXCHANGE AGENT

By Facsimile for Eligible Institutions: (212) 298-1915 Attention: William Buckley Confirm by Telephone: (212) 815-5788	By Mail/Overnight Courier/Hand: c/o The Bank of New York Reorganization Unit 101 Barclay Street, 7 East New York, New York 10286 Attention: William Buckley

        Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

        We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of old notes, and in handling or tendering for their customers. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, new notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

        We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        We are including in this prospectus the complete text of our Management's Discussion and Analysis of Financial Condition and Results of Operation, or MD&A, as filed with our Form 10-K for the year ended December 31, 2005 and our Form 10-Q for the quarter ended March 31, 2006. We are including the MD&A for both periods because we are currently not eligible to incorporate by reference into this prospectus the information contained in our previously filed annual and quarterly reports and any subsequently filed current reports. This is because we were unable to file our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 by the filing deadline of August 9, 2005. The Quarterly Report was subsequently filed on September 20, 2005.

Year Ended December 31, 2005

INTRODUCTION TO MANAGEMENT'S DISCUSSION AND ANALYSIS

        The purpose of this section, Management's Discussion and Analysis of Financial Condition and Results of Operations, is to provide a narrative explanation of our financial statements that enables investors to better understand our business, to enhance our overall financial disclosures, to provide the context within which financial information may be analyzed, and to provide information about the quality of, and potential variability of, our results of operations and cash flows. Unless otherwise indicated, all financial and statistical information included herein relates to our continuing operations, with dollar amounts expressed in millions (except per-share amounts). This information should be read in conjunction with the accompanying Consolidated Financial Statements. It includes the following sections:

  •
  Executive Overview

  •
  Sources of Revenue

  •
  Results of Operations

  •
  Liquidity and Capital Resources

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  Off-Balance Sheet Arrangements

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  Recently Issued Accounting Standards

  •
  Critical Accounting Estimates

EXECUTIVE OVERVIEW

  KEY DEVELOPMENTS

        During 2005, we continued to focus on the development and execution of our operating strategies, including initiatives we introduced during the years ended December 31, 2004 and 2003. Management is dedicated to improving our patients', shareholders' and other stakeholders' confidence in us. We believe we will do that by providing quality care and generating positive growth and earnings at our hospitals.

        Key developments included:

  •
  Settlement of Pricing Litigation—In March 2005, we announced that we had settled our pricing litigation, and in August 2005, we received final court approval of the settlement in connection with a class action lawsuit brought against us and all of our California hospitals, in which the plaintiffs alleged that they paid excessive or unfair prices for prescription drugs or medical products or procedures at hospitals or other medical facilities currently or formerly operated by our subsidiaries. The settlement should be nationwide in effect. A notice of appeal of the judgment approving the settlement was filed by an objector to the settlement. However, in connection with our agreement in principle, on February 28, 2006, to settle two related pricing cases in South Carolina, the objectors to the nationwide settlement have agreed to withdraw their notice of appeal of the judgment approving the nationwide settlement. Once the notice of appeal is withdrawn, the nationwide settlement will become effective, and once the settlement becomes effective, we expect similar cases brought by plaintiffs in Tennessee, Louisiana, Florida, South Carolina, Pennsylvania, Texas, Missouri and Alabama will be dismissed to the extent the claims in those cases fall within the scope of the release provided in the settlement.

  •
  Settlement of Securities Lawsuit and Derivative Litigation—In January 2006, we reached agreements in principle to settle a federal securities class action lawsuit brought against us on behalf of certain purchasers of Tenet securities, as well as shareholder derivative litigation brought by certain shareholders. If approved by the courts, we will pay $215 million in cash to settle the securities class action. We expect our insurance for directors and officers will contribute approximately $75 million toward our total cost. A net charge of $140 million was recorded in the fourth quarter of 2005 for the estimated settlement.

  •
  Settlement with the Florida Attorney General—On February 21, 2006, we announced that we had reached a broad agreement with the Attorney General of the State of Florida to settle three separate matters: (1) the investigation of physician relationships and coding at our Florida hospitals by the Florida Medicaid Fraud Control Unit ("FMFCU"); (2) the civil RICO action brought by the Florida Attorney General and 13 Florida county hospital districts, health care systems and non-profit corporations; and (3) the FMFCU's investigation of our Florida Medical Center. As part of the settlement, we will pay a total of $7 million, which we recorded as a charge in the quarter ended December 31, 2005. This includes $4 million to establish a fund to pay for care of indigent, uninsured patients at the 13 county hospital districts and health care systems in Florida who were party to the lawsuit, and it also includes a $3 million payment to be allocated among the FMFCU and public hospitals in Florida.

  •
  Progress in Existing Securities and Exchange Commission ("SEC") Investigation—As previously disclosed, the SEC is investigating allegations made by a former employee that inappropriate contractual allowances for managed care contracts may have been established at three California hospitals through at least fiscal year 2001. At the request of the audit committee of our board of directors, the board's independent outside counsel, Debevoise & Plimpton LLP ("Debevoise"), conducted an investigation of these allegations utilizing the forensic accounting services of Huron Consulting Group ("Huron"). This investigation was expanded and included determining whether similar issues might have affected other Tenet hospitals during the periods mentioned in the allegations and any other pertinent periods. Debevoise and Huron have completed their investigation and presented the results of their findings to the audit committee. Based on these findings, the audit committee determined that it would be necessary to restate our previously reported financial statements as described in Note 2 to the Year Ended December 31, 2005 Consolidated Financial Statements.

  •
  Impact of Hurricane Katrina—All five of our hospitals and several imaging centers in the New Orleans area and our hospital in Mississippi suffered considerable damage from Hurricane Katrina in late August 2005. The hospitals affected are Kenner Regional Medical Center, Lindy Boggs Medical Center, Meadowcrest Hospital, Memorial Medical Center, NorthShore Regional Medical Center, and Gulf Coast Medical Center. Lindy Boggs and Memorial are closed at this time due to damage from the hurricane. The other four hospitals and imaging centers are open and providing health care services, such as 24-hour emergency rooms, general surgery and outpatient diagnostics. However, due to damage, ongoing remediation efforts, staffing issues caused by the lack of available housing for physicians, nurses and staff, and the overall impact of the hurricane on the Gulf Coast area, the hospitals are operating at reduced levels. We completed our preliminary assessment of the financial impact caused by the hurricane on our

    Louisiana and Mississippi operations, and recorded approximately $52 million in costs and an impairment charge related to damage of $79 million, net of $64 million of insurance proceeds received by December 31, 2005. We estimate approximately $141 million in lost revenue in the six months ended December 31, 2005, and recorded a $61 million impairment charge reflecting the hurricane's impact on our future results of operations and cash flows, as more fully described in Note 24 to the Year Ended December 31, 2005 Consolidated Financial Statements.

  •
  New Health Network in New Orleans—In October 2005, we announced the creation of a new, locally focused health network for restored and enhanced patient services in New Orleans. At this time, we plan on repairing our existing facilities or constructing new facilities if needed. We are still assessing whether to repair our existing Lindy Boggs and Memorial hospital buildings, but have decided to renovate one building on the campus of Memorial to create an ambulatory surgery center by September 2006 and then an all-private-room, 65-bed surgery oriented hospital by September 2007. To help design the repair and construction of facilities in the new network, we have engaged an architectural firm with particular expertise in health care facilities. The cost of creating the new network has not yet been fully determined, but we believe a significant portion of the cost may be covered by insurance proceeds rather than borrowings.

  •
  Construction of New El Paso Hospital—On August 18, 2005, we announced our plan to construct a new 100-bed acute care hospital in El Paso, Texas. Construction is expected to begin in 2006 at a cost of approximately $130 million, and the hospital is targeted to open in March 2008.

  •
  Sale of Facilities—On March 8, 2005, we completed the previously announced sale of four hospitals in Orange County, California. The hospitals are Chapman Medical Center, Coastal Communities Hospital, Western Medical Center—Anaheim and Western Medical Center—Santa Ana. Net after-tax proceeds, including the liquidation of working capital, are estimated to be approximately $80 million. On September 1, 2005, we completed the previously announced sale of Brotman Medical Center in Culver City, California. Net after-tax proceeds, including the liquidation of working capital, are estimated to be approximately $27 million. On December 31, 2005, we completed the previously announced sale of Community and Mission Hospitals of Huntington Park in Huntington Park, California. Net after-tax proceeds, including the liquidation of working capital, are estimated to be approximately $4 million. These seven hospitals are among the 27 hospitals whose intended divestiture we announced in January 2004.

  •
  Departure of our Chief Financial Officer—In November 2005, Robert S. Shapard, our chief financial officer since March 2005, decided to depart the Company and rejoin his former employer. Timothy L. Pullen, our executive vice president and chief accounting officer, is serving as interim chief financial officer while we conduct a nationwide search for Mr. Shapard's successor.

  •
  Appointment of New Chief Compliance Officer—Effective August 1, 2005, Steven W. Ortquist was named senior vice president, ethics and compliance/chief compliance officer, a newly combined position. Prior to joining the Company, Steven was vice president, ethics and compliance/chief compliance officer at Banner Health in Phoenix and, before that, director of corporate compliance and assistant chief compliance officer at Rush-Presbyterian-St. Luke's Medical Center in Chicago. He is certified in health care compliance by the Healthcare Compliance Certification Board.

  •
  Appointment of New Members to our Board of Directors—In March 2005, we announced that Brenda J. Gaines, Karen M. Garrison and J. McDonald Williams had joined our board of directors as independent members. Brenda Gaines, retired president and chief executive officer of Diners Club North America, also currently serves on the boards of CNA Financial Corp., Office Depot Inc., the March of Dimes and the Economic Club of Chicago. Karen Garrison, retired president of the management services subsidiary of Pitney Bowes Inc., also serves on the boards of two other public companies, North Fork Bancorporation, Inc. and Standard Parking Corporation. Don Williams, retired chairman of Trammell Crow Company, also currently serves on the boards of two other public companies, Trammell Crow and Belo Corp.

  •
  Approval of Stock Incentive Plan Amendment—On May 26, 2005, our shareholders approved an amendment to our 2001 Stock Incentive Plan to allow a one-time exchange of certain outstanding employee stock options for a lesser number of restricted stock units. Our directors, four most senior executives and all former employees were not eligible to participate. Approximately 92% of the eligible stock options were exchanged for restricted stock units on July 1, 2005.

  •
  Issuance of New Senior Notes—In January 2005, we issued $800 million of 9 1/4% senior notes due 2015 in a private placement with registration rights. We used a portion of the proceeds to repurchase or redeem the remaining $400 million aggregate principal amount outstanding on our senior notes due in 2006 and 2007, and the balance of the proceeds for general corporate purposes. Our next scheduled maturity of senior notes is now in 2011.

  •
  Amendment to Letter of Credit Facility—On March 16, 2005, we amended our letter of credit facility. The amendment provided for the release of liens on the stock of certain of our subsidiaries, at our request, any time after April 15, 2005, so long as no default exists. On April 19, 2005, the stock certificates were returned to us, and all liens were subsequently terminated. In accordance with the amendment, the termination date of the letter of credit facility was extended from December 31, 2005 to June 30, 2006. The letter of credit facility was further amended in August 2005 to extend the termination date to June 30, 2008. The letter of credit facility remains collateralized by cash of approximately $263 million.

  SIGNIFICANT CHALLENGES

        Our performance this year was impacted by a combination of challenges specific to us and significant industry trends. Below is a summary of these items:

  Company Specific Challenges

        Volume decline—Our total-hospital volumes were negatively impacted by the effects of Hurricane Katrina in late August 2005 on our Gulf Coast operations and surrounding communities and will likely continue to be negatively impacted in future periods. As a result, we have excluded our six Gulf Coast hospitals and our imaging centers in New Orleans from our same-hospital statistics in order to provide a comparable basis for assessing our operating results. Our admissions and outpatient visits decreased in 2005 from the prior year on this same-hospital basis. We believe the reasons for the volume declines include, but are not limited to, the impact of our litigation and government investigations, physician attrition, increased competition and managed care contract negotiations or terminations. We are taking a number of steps to address the problem of volume decline. The most important of these is centered around building stronger relationships with the physicians who admit patients both to our hospitals and to our competitors' hospitals.

        Our Commitment to Quality ("C2Q") initiative, which we launched in 2003, should help position us to competitively meet this challenge. By the end of 2005, we completed Phase I implementation of our C2Q initiative at all of our hospitals in continuing operations and started Phase II at several of these hospitals. As a result, at most of our hospitals, we have seen various levels of reductions in emergency room wait times, increases in on-time starts in the operating rooms, and improved bed management and care coordination. We believe that these improvements will have the effect of increasing physician and patient satisfaction, potentially improving volumes as a result.

        Litigation and investigations—Although we have settled several legacy issues, we continue to defend ourselves against a significant amount of litigation, and we are cooperating with a number of governmental investigations. We also continue to seek resolution of certain matters without litigation where appropriate and cost-effective. See Note 15 to the Year Ended December 31, 2005 Consolidated Financial Statements for a summary of material litigation and investigations and Legal Proceedings for more detailed information.

  Significant Industry Trends

        Bad debt—Like others in the health care industry, we continue to provide services to a high volume of uninsured patients. Although the discounting components of our Compact have reduced and are expected to continue to reduce our provision for doubtful accounts recorded in our Consolidated Financial Statements, they are not expected to mitigate the net economic effects of treating uninsured patients. We continue to experience a high level of uncollectible accounts, and unless a business mix shift toward a higher level of insured patients occurs, we anticipate this trend to continue.

        Cost pressures—Labor and supply costs remain a significant cost pressure facing us as well as the industry in general. In particular, the national nursing shortage continues and remains more serious in key specialties and in certain geographic areas than others, including several areas in which we operate hospitals. This has increased labor costs for nursing personnel. In addition, state-mandated nurse-staffing ratios in California affect not only our labor costs, but if we are unable to hire the necessary number of nurses to meet the required ratios, they may also cause us to limit patient admissions with a corresponding adverse effect on net operating revenues. Supply costs also continue to increase as new products and technology are used to improve the quality of care, as well as due to general inflation of supply costs.

  RESULTS OF OPERATIONS—OVERVIEW

        Our results of operations for the last three years reflect the challenges we have faced in restructuring our operations to focus on a smaller group of general hospitals. Our turnaround timeframe is influenced by industry trends and company-specific challenges that continue to negatively affect our patient volumes, revenue growth and operating expenses. In addition, our turnaround timeframe has now been influenced by the impact of Hurricane Katrina. Our future profitability depends on volume growth, reimbursement levels and cost control.

        Results of operations—Year ended December 31, 2005 compared to the year ended December 31, 2004:

  •
  Same-hospital net inpatient revenue per patient day and per admission increased by 2.6% and 2.1%, respectively, primarily due to the effect of newly negotiated levels of reimbursement on our managed care contracts and slightly higher Medicare reimbursement levels, offset by additional discounts under the Compact during the phase-in process.

  •
  Same-hospital net outpatient revenue per visit increased 2.3%, while same-hospital outpatient visits declined 8.2%. The increase in revenue per visit is due primarily to higher emergency room volume, a positive shift in payer mix and the sale or closure of certain home health agencies, hospices and clinics, which businesses typically generate lower revenue per visit amounts than other outpatient services.

  •
  Cash generated by operating activities was $763 million during 2005 compared to cash used by operations of $82 million during 2004, reflecting an income tax refund of $537 million received in March 2005 and lower restructuring and litigation settlement payments.

        Results of operations—Year ended December 31, 2004 compared to the year ended December 31, 2003:

  •
  Net inpatient revenue per patient day and per admission increased by 2.1% and 2.5%, respectively, despite the implementation, during the last half of the year, of our discounting of self-pay charges under the Compact.

  •
  Net outpatient visits and outpatient revenue decreased by 4.3% and 4.7%, respectively.

  •
  Two material patient litigation matters (Redding Medical Center and Palm Beach Gardens) were settled in the fourth quarter of 2004, resulting in charges to our results of operations.

  •
  We refinanced debt and increased liquidity through private placements of debt, pushing our next major maturity out to December 2011, after various debt extinguishments in the first quarter of 2005.

  •
  Cash used in operating activities was $82 million during 2004 (prior to capital expenditures and asset sale proceeds), which included payments for restructuring, litigation and settlement costs of $280 million and a use of cash in our discontinued operations of $408 million, which included a $395 million legal settlement related to Redding Medical Center, compared to cash provided by operating activities of $838 million in 2003.

        The table below shows the pretax and after-tax impact on continuing operations during the years ended December 31, 2005, 2004 and 2003 of (1) additional provision for doubtful accounts, (2) a change in prior-year liability estimates for retirement plans, (3) impairment and restructuring charges, (4) hurricane costs, (5) costs of litigation and investigations, (6) net gains on sales of facilities, long-term investments and subsidiary common stock, (7) loss from early extinguishment of debt, (8) impairment of investment securities, (9) reduction in our estimated income tax exposures and (10) adjustments to the valuation allowance for deferred tax assets:

	Years ended December 31
	2005	2004(1)	2003(1)
	(Expense) Income
Additional provision for doubtful accounts	$—	$(196)	$(166)
Change in prior-year liability estimates for retirement plans	31	—	—
Impairment of long-lived assets and goodwill	(255)	(1,236)	(1,278)
Restructuring charges	(11)	(48)	(115)
Loss from hurricanes and related costs	(55)	—	—
Costs of litigation and investigations	(212)	(74)	(282)
Net gains on sales of facilities, long-term investments and subsidiary common stock	4	7	16
Loss from early extinguishment of debt	(15)	(13)	—
Impairment of investment securities	—	—	(5)

Pretax impact	$(513)	$(1,560)	$(1,830)
Reduction in estimated tax exposures, including interest	$38	$—	$—
Deferred tax asset valuation allowance	$(218)	$(586)	$—
Total after-tax impact	$(506)	$(1,851)	$(1,394)
Diluted per-share impact of above items	$(1.08)	$(3.97)	$(2.99)
Diluted loss per share, including above items	$(1.32)	$(4.10)	$(2.41)

(1)
Certain amounts for the years ended December 31, 2004 and 2003 have been restated as a result of the adjustments described in Note 2 to the Year Ended December 31, 2005 Consolidated Financial Statements.

  LIQUIDITY AND CAPITAL RESOURCES—OVERVIEW

        Net cash provided by operating activities was $763 million in 2005 compared to cash used of $82 million in 2004. The principal reasons for the change were an income tax refund of $537 million received in March 2005 and a positive change in cash used by operating activities from discontinued operations of $453 million.

        Proceeds from the sales of facilities, long-term investments and other assets during 2005 and 2004 aggregated $173 million and $502 million, respectively.

        In January 2005, we sold $800 million of unsecured 9 1/4% senior notes with registration rights in a private placement. The net proceeds from the sale of the senior notes were approximately $773 million after deducting discounts and related expenses. We used a portion of the proceeds in February 2005 for the early redemption of the remaining $400 million aggregate principal amount outstanding on our senior notes due in 2006 and 2007, and the balance of the proceeds for general corporate purposes. Our next scheduled maturity of senior notes is now in 2011. From time to time, we expect to engage in various capital markets, bank credit and other financing activities depending on our needs and financing alternatives available at the time.

        In June 2004, we issued $1 billion of senior notes due in 2014 and subsequently used a portion of the $954 million of net proceeds, after deducting discounts and related expenses, to repurchase $552 million of senior notes due in 2006 through 2008.

        On December 31, 2004, we terminated our then-existing credit agreement and replaced it with a letter of credit facility. The new facility provides for the issuance of up to $250 million in letters of credit and does not provide for any cash borrowings. The new facility is collateralized by cash equal to 105% of the facility amount (approximately $263 million reflected as restricted cash on the Consolidated Balance Sheet).

        We are currently in compliance with all covenants in our letter of credit facility and the indentures governing our senior notes. (See Note 7 to the Year Ended December 31, 2005 Consolidated Financial Statements.) At December 31, 2005, we had approximately $194 million of letters of credit outstanding under the letter of credit facility. In addition, we had approximately $1.373 billion of unrestricted cash and cash equivalents on hand as of December 31, 2005.

  OUTLOOK

        In late 2002, Tenet was confronted with severe operating challenges. These challenges arose in the areas of clinical quality at our hospital in Redding, California, an aggressive pricing strategy that resulted in unusually large amounts of managed care stop-loss payments and Medicare outlier payments, and reviews by government agencies into physician relationships at some of our hospitals. This scrutiny has had a negative effect on our relationships with physicians, patients, communities and, to some extent, our employees, and has adversely impacted our operating performance. However, with a new senior management team in place, we have worked to make extensive changes to the company and to build a sustainable foundation that is based on the integrity of our people, the strength of our hospitals, a comprehensive clinical quality agenda, high governance standards, a revitalized compliance program, and consistent efforts to rebuild our relationships with key constituents.

        We have launched initiatives to align the objectives of our hospitals and physicians in the areas of clinical quality and service. To that end, we have several ongoing initiatives as part of our Commitment to Quality program that address the implementation of evidence-based medicine, efficiency in our operating rooms and emergency rooms, and key roles of our physician leaders and members of our governing boards. Separately, several large managed care companies have initiated a system of profiling hospitals based on both cost and quality in order to generate a "value rating" in a given market. The payers provide access to this data to both physicians and patients, allowing them to utilize the data in making their hospital selections. Our goal is to attain center of excellence status at as many of our hospitals as possible based on each payer's individual standards. Our efforts to achieve volume growth in 2006 will also include a targeted growth initiative that focuses our hospitals on offering the clinical services most needed by their communities. In 2005, this initiative caused some volume loss due to intentional elimination of unprofitable or uncompetitive services and it may continue to do so in 2006. However, we believe the initiative will ultimately have a positive impact on our profitability.

        We believe our efforts to repair the damage that resulted from our prior pricing strategy have begun to achieve their intended results. Since early 2003, we have generally held our hospital charges steady in the majority of our hospitals, and our charges are now closer to or at market level in many of our geographic areas. We continue to monitor pricing in conjunction with industry trends to achieve pricing transparency and to meet the needs of our patients. We also now offer discounts to uninsured patients at all of our hospitals so that the bills those patients receive reflect rates comparable to those of managed care patients. In addition, we have worked diligently to align our managed care contracts with our current pricing strategy. We have transitioned the majority of our key managed care contracts to more predictable market-based per diems with lessened dependence on stop-loss payments, which are based on a hospital's billed charges. Throughout this renegotiation process, we have achieved higher base rates in line with market increases, resulting in a higher overall managed care portfolio yield. The challenges associated with managed care pricing are ongoing and we must build patient volume in order to improve operating performance during 2006.

        Pricing and volume growth are key drivers of our profitability, but improving our profit margin is also heavily reliant upon controlling our costs. Our current initiatives in this area are designed to improve productivity and gain efficiency. We are working with our hospitals to reduce their non-contracted purchasing and to utilize systems to effectively adjust their spending levels based on expected volume and utilization. We will continue to focus on supply costs, particularly in the areas of implants, blood products, prosthetics and pharmaceuticals, which have experienced the highest growth in cost or utilization or both. Consistent with our approach for group-purchasing of supplies, we are also looking at similar methods for negotiating purchases in areas of company-wide spending, other than supplies. In addition, we have implemented initiatives intended to control the rising costs of salaries, wages and benefits. We have adjusted our staffing levels and will continue to make adjustments as necessary and appropriate based on patient volumes.

        Overcoming our challenges and positioning ourselves for improved future financial performance will continue to take time. We have numerous initiatives in place and additional actions designed to improve our operating performance will be implemented during 2006. We believe we can make progress in our effort to improve profitability and margins through initiatives to grow volume, our sustainable pricing approach and effective cost control measures. Simultaneously, we intend to further strengthen the foundation we have built over the past three years with our continued focus on integrity, operating strength, clinical quality, corporate governance, compliance, and rebuilding relationships.

SOURCES OF REVENUE

        We receive revenues for patient services from a variety of sources, primarily the federal Medicare program, state Medicaid programs, managed care payers (including preferred provider organizations and health maintenance organizations), indemnity-based health insurance companies, and self-pay patients (patients who do not have health insurance and are not covered by some other form of third-party arrangement).

        The table below shows the sources of net patient revenues for our general hospitals, expressed as percentages of net patient revenues from all sources:

	Years ended December 31
	2005	2004	2003(2)
Net Patient Revenues from:
Medicare	27.5%	26.1%	25.0%
Medicaid	8.3%	7.4%	7.7%
Managed care(1)	50.8%	49.7%	50.9%
Indemnity, self-pay and other	13.4%	16.8%	16.4%

(1)
Includes Medicare Advantage and Medicaid managed care.
(2)
Percentages for December 31, 2003 have been restated as a result of the restatement of revenue described in Note 2 to the Year Ended December 31, 2005 Consolidated Financial Statements. There was no impact on the year ended December 31, 2004.

        The decrease in indemnity, self-pay and other net patient revenues during 2005 is due primarily to the implementation of the discounting components of the Compact. Payer mix on an admissions basis for our general hospitals, expressed as a percentage of total admissions from all sources, is virtually unchanged as shown below:

	Years ended December 31
	2005	2004
Admissions from:
Medicare	33.5%	33.8%
Medicaid	13.4%	13.2%
Managed care	44.8%	44.8%
Indemnity, self-pay and other	8.3%	8.2%

  GOVERNMENT PROGRAMS

        The Medicare program, the nation's largest health insurance program, is administered by the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services ("CMS"). Medicare is a health insurance program primarily for individuals 65 years of age and older, certain younger people with disabilities, and people with end-stage renal disease, and is provided without regard to income or assets. Medicaid is a program that pays for medical assistance for certain individuals and families with low incomes and resources, and is jointly funded by the federal government and state governments. Medicaid is the largest source of funding for medical and health-related services for the nation's poorest and most vulnerable populations.

        These government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease government program payments in the future, as well as affect the cost of providing services to patients and the timing of payments to facilities. We are unable to predict the effect of future government health care funding policy changes on our operations. If the rates paid by governmental payers are reduced, if the scope of services covered by governmental payers is limited, if we are required to pay substantial amounts in settlement pertaining to government programs, or if we, or one or more of our subsidiaries' hospitals, are excluded from participation in the Medicare or Medicaid program or any other government health care program, there could be a material adverse effect on our business, financial position, results of operations or cash flows. The government is investigating various matters, including Medicare outlier payments we received in prior years, as discussed under Legal Proceedings.

  Medicare

        Medicare offers beneficiaries different ways to obtain their medical benefits. One option, the Traditional Medicare Plan, is a fee-for-service payment system. The other option, called Medicare Advantage (formerly Medicare + Choice), includes managed care, preferred provider organization, private fee-for-service and specialty plans. The major components of our net patient revenues for services provided to patients enrolled in the Traditional Medicare Plan for the years ended December 31, 2005, 2004 and 2003 are set forth in the table below:

	Years ended December 31
	2005	2004	2003
Revenue Descriptions
Diagnosis-related group—operating	$1,437	$1,407	$1,387
Diagnosis-related group—capital	148	149	147
Outlier	84	64	101
Outpatient	404	418	410
Disproportionate share	230	215	189
Direct Graduate and Indirect Medical Education	130	129	108
Inpatient psychiatric(1)	59	62	58
Inpatient rehabilitation	92	123	141
Other(1)(2)	(1)	31	45
Adjustments for valuation allowance and prior-year cost report settlements(1)	27	(33)	(96)

Total Medicare net patient revenues	$2,610	$2,565	$2,490

(1)
Certain components of Medicare revenue for the year ended December 31, 2003 were restated as a result of the adjustments described in Note 2 to the Year Ended December 31, 2005 Consolidated Financial Statements. In addition, other prior year amounts have been reclassified to conform to the current year presentation.
(2)
The other revenue category includes our skilled nursing facilities, one prospective payment system ("PPS")-exempt cancer hospital, one long-term acute care hospital, other revenue adjustments and adjustments related to the current year cost reports.

  Acute Care Hospital Inpatient Prospective Payment System

        Diagnosis-Related Group Payments—Sections 1886(d) and 1886(g) of the Social Security Act (the "Act") set forth a system of payments for the operating and capital costs of acute care hospital stays based on a prospective payment system. Under the inpatient prospective payment system ("IPPS"), Medicare payments for hospital inpatient operating and capital-related costs are made at predetermined rates for each hospital discharge. Discharges are classified according to a list of diagnosis-related groups ("DRGs"), which group patients with similar clinical characteristics that are expected to require similar amounts of hospital resources. CMS assigns to each DRG a relative weight that represents the average resources required to care for cases in that particular DRG, relative to the average resources used to treat cases in all DRGs. Effective October 1, 2005, the IPPS includes 524 DRGs to which a relative weight has been assigned.

        The base payment amount for operating costs is comprised of an average standardized amount that is divided into a labor-related share and a nonlabor-related share. Both the labor-related share of the operating base payments and the capital base payments are adjusted by the geographic variations in labor and capital costs. These base payments are multiplied by the relative weight of the DRG assigned to each case. Although these payments are adjusted for area labor and capital cost differentials, the adjustments do not take into consideration an individual hospital's operating and capital costs. The DRG operating and capital base rates are updated annually, giving consideration to the increased cost of goods and services purchased by hospitals. The rate increases that became effective on October 1, 2005 and October 1, 2004 were 3.7% and 3.3%, respectively.

        Outlier Payments—Outlier payments are additional payments made to hospitals for treating Medicare patients who are costlier to treat than the average patient in the same DRG. To qualify as a cost outlier, a hospital's billed (or gross) charges, adjusted to cost, must exceed the payment rate for the DRG by a fixed threshold established annually by CMS. The Medicare fiscal intermediary calculates the cost of a claim by multiplying the billed charges by a cost-to-charge ratio that is typically based on the hospital's most recent filed cost report. If the computed cost exceeds the sum of the DRG payment plus the fixed threshold, the hospital receives 80% of the difference as an outlier payment.

        Under the Act, CMS must project aggregate annual outlier payments to all PPS hospitals to be not less than 5% nor more than 6% of total DRG payments ("Outlier Percentage"). The Outlier Percentage is determined by dividing total outlier payments by the sum of DRG and outlier payments. CMS annually adjusts the fixed threshold to bring expected outlier payments within the mandated limit. A change to the fixed threshold affects total outlier payments by changing (1) the number of cases that qualify for outlier payments, and (2) the dollar amount hospitals receive for those cases that still qualify.

        On January 6, 2003, in response to concerns raised by CMS regarding the level of outlier payments we were receiving, we voluntarily submitted a proposal to CMS that would reduce outlier payments to our hospitals retroactive to January 1, 2003. During 2003, CMS issued new regulations governing the calculation of outlier payments to hospitals. Those regulations, which became effective August 8, 2003, included several significant changes, many of which were contemplated in our proposal. Our proposal to CMS included a provision to reconcile the payments we would receive under our proposed interim arrangement to those we would have received if the new CMS regulations had gone into effect on January 1, 2003 up to August 8, 2003, the effective date of the final rules and regulations (the "Reconciliation Period"). The final determination and outcome of outlier payments under the reduction arrangement continues to be the subject of further review and approval by CMS. The final outcome could result in an additional material increase to the ultimate amount of outlier revenue we could potentially recognize for the Reconciliation Period; however, this remains unknown at this point.

        In July 2004 we were informed that CMS is also reviewing the application of their rules concerning the use of the statewide ratio of cost to charges for calculating outlier payments for prior years principally related to the acquisition of our Philadelphia-area hospitals in 1998. This matter is unresolved at this time and we cannot predict the final outcome. An adverse final determination could result in a material decrease to outlier revenue recorded in prior years.

        Additionally, CMS Program Memorandum Transmittal A-02-126 dated December 20, 2002—Instructions Regarding Outlier Payments ("PM") instructed Medicare fiscal intermediaries to identify hospitals that "appear, through data analysis, to present the greatest risk to the program." The PM set forth requirements and criteria for audits and reviews, which include comprehensive field audits of cost reports, uniform charge reviews and medical reviews. We previously disclosed that, in accordance with the PM, CMS instructed our fiscal intermediary to conduct audits and reviews of 16 of our hospitals, including nine hospitals that were divested or are pending divestiture. During the third quarter of 2005, our fiscal intermediary completed the cost report audits and uniform charge reviews of our hospitals required by the PM, and we have received notices of their findings for the hospitals reviewed. There were no adverse findings from the uniform charge reviews, the purpose of which was to establish that hospitals applied charges for services uniformly and consistently. The intermediary's findings from its audit of the cost reports, most of which had been previously audited and settled through routinely conducted audits, will not have a material impact on our previously recorded revenues. However, our charging practices in connection with our Medicare outlier payments received in prior years remain under investigation. (See Note 15 to the Year Ended December 31, 2005 Consolidated Financial Statements.)

        Disproportionate Share Payments—If a Medicare-participating hospital serves a disproportionate share of low-income patients, it receives a percentage add-on to the DRG payment for each case. This percentage varies, depending on several factors that include the percentage of low-income patients served. During 2005, 55 of our hospitals in continuing operations qualified for disproportionate share payments.

        Direct Graduate and Indirect Medical Education—The Medicare program provides additional reimbursement to approved teaching hospitals for additional expenses incurred by such institutions. This additional reimbursement, which is subject to certain limits, including intern and resident full-time equivalent ("FTE") caps established in 1996, is made in the form of Direct Graduate Medical Education ("GME") and Indirect Medical Education ("IME") payments. During 2005, 24 of our hospitals in continuing operations were affiliated with academic institutions and were eligible to receive such payments. Medicare rules permit hospitals to enter into Medicare GME Affiliation Agreements for the purpose of applying the FTE limits on an aggregate basis, and some of our hospitals have entered into such agreements.

  Hospital Outpatient Prospective Payment System

        Under the outpatient prospective payment system, hospital outpatient services, except for certain services that are reimbursed on a separate fee schedule, are classified into groups called ambulatory payment classifications ("APCs"). Services in each APC are similar clinically and in terms of the resources they require, and a payment rate is established for each APC. Depending on the services provided, hospitals may be paid for more than one APC for an encounter. CMS periodically updates the APCs and annually adjusts rates paid for each APC.

  Inpatient Psychiatric Facility Prospective Payment System

        Effective January 1, 2005, CMS implemented a new system of reimbursement for hospital inpatient psychiatric services to replace a cost-based payment system. The inpatient psychiatric facility prospective payment system ("IPF-PPS") applies to psychiatric hospitals and psychiatric units located within acute care hospitals that have been designated as exempt from the hospital inpatient prospective payment system. The IPF-PPS includes several provisions to ease the transition to the new payment system. For example, CMS is phasing in the IPF-PPS for existing hospitals and units over a three-year period to avoid disrupting the delivery of inpatient psychiatric services. Full payment under the IPF-PPS begins in the fourth year. The IPF-PPS, which is based on prospectively determined per diem rates, includes a stop-loss provision to protect providers against significant losses during the transition period, and an outlier policy that authorizes additional payments for extraordinarily costly cases.

        At December 31, 2005, 20 of our general hospitals in continuing operations operated Medicare-certified psychiatric units. Because of the aforementioned three-year transition and stop-loss provisions of the IPF-PPS, the new payment system has not had, and, we believe, will not have a material impact on our 2006 inpatient psychiatric payments.

  Inpatient Rehabilitation Prospective Payment System

        Rehabilitation hospitals and rehabilitation units in acute care hospitals meeting certain criteria established by CMS are eligible to be paid as an Inpatient Rehabilitation Facility ("IRF") under the IRF prospective payment system ("IRF-PPS"). Payments under the IRF-PPS are made on a per discharge basis. A patient classification system is used to assign patients in IRFs into case-mix groups ("CMGs"). The IRF-PPS uses federal prospective payment rates across distinct CMGs.

        Prior to July 1, 2004, a rehabilitation hospital or unit was eligible for classification as an IRF if it could show that, during its most recent 12-month cost reporting period, it served an inpatient population of whom at least 75 percent required intensive rehabilitation services for the treatment of one or more of ten specific conditions. This became known as the "75 percent rule."

        On May 7, 2004, CMS released a final rule entitled "Medicare Program; Changes to the Criteria for Being Classified as an Inpatient Rehabilitation Facility" ("IRF Rule") that revised the medical condition criteria rehabilitation hospitals and units must meet. The IRF Rule also replaced the "75 percent rule" compliance threshold with a three-year transition compliance threshold of 50%, 60% and 65% for years one, two and three, respectively, that commenced with cost reporting periods beginning on or after July 1, 2004. At the end of the three-year transition period, the 75% compliance threshold would be restored. In January 2005, CMS suspended enforcement of the revised and expanded classification criteria contained in the IRF Rule in response to a provision of the Consolidated Appropriations Act, 2005 ("CAA"). The CAA directed CMS not to change the status of certain IRFs for their failure to comply with the classification criteria in the IRF Rule until it had reviewed recommendations from a then-pending study by the United States Government Accountability Office ("GAO") of clinically appropriate IRF classification criteria. The GAO issued its report and recommendations in April 2005. The GAO recommended that CMS further identify subgroups of patients within a condition that would better identify patients that appear to need an IRF level of care, based upon research and review of IRF cases. Significantly, the GAO did not recommend that CMS delay implementing the classification criteria specified in the IRF Rule pending further refinement. On June 21, 2005, CMS issued a notice announcing that it would proceed with implementing the revised and expanded classification criteria for IRFs it adopted in the IRF Rule. Accordingly, the June 2005 CMS notice lifts the January 2005 suspension of enforcement of the classification criteria in the IRF Rule.

        At December 31, 2005, we operated two inpatient rehabilitation hospitals, and 18 of our general hospitals in continuing operations operated inpatient rehabilitation units. The fiscal intermediary determines compliance with the classification criteria of the IRF Rule based on the Medicare year end of the hospital. Eight of our rehabilitation units have received notices from the fiscal intermediary that they continue to meet the IRF classification criteria. The determination of compliance for the remaining 10 units and the two rehabilitation hospitals will be performed by the fiscal intermediary during the first quarter of federal fiscal year ("FFY") 2006. Based on the most recent data available, one of those 10 hospital units may not meet the compliance threshold. If our rehabilitation hospitals and units fail to continue to qualify as inpatient facilities, our business, financial position, results of operations or cash flows could be materially adversely affected.

        Medicare contractors (fiscal intermediaries and carriers) are authorized to issue local coverage determinations ("LCDs"). An LCD is a decision by a fiscal intermediary or carrier whether to cover a particular service on an intermediary-wide or carrier-wide basis resulting from a determination as to whether the service is reasonable and necessary. During the second quarter of 2005, our fiscal intermediary issued a LCD regarding inpatient rehabilitation services. This LCD establishes comparatively restrictive admission criteria to the clinical conditions required for Medicare payment for inpatient rehabilitation services. Our rehabilitation hospitals and units may experience a decline in admissions and greater difficulty meeting the aforementioned IRF classification compliance thresholds as a result of this LCD.

  Cost Reports

        The final determination of certain Medicare payments to our hospitals, such as disproportionate share, GME, IME and bad debt expense, are retrospectively determined based on our hospitals' cost reports. The final determination of these payments often takes many years to resolve because of audits by the program representatives, providers' rights of appeal, and the application of numerous technical reimbursement provisions.

        Prior to the fourth quarter of 2003, we recorded estimates for contractual allowances and cost report settlements based on amounts generated from information accumulated from various accounting and information systems. Adjustments to these accruals were generally made upon the final settlement of Medicare and Medicaid cost reports. In the fourth quarter of 2003, we completed the implementation of a new system and estimation process for recording Medicare net patient revenue and estimated cost report settlements. This resulted in a refinement in recording the accruals to more closely reflect the expected final settlements on our cost reports. For filed cost reports, we now record the accrual based on those cost reports and subsequent activity, and record a valuation allowance against those cost reports based on historical settlement trends. The accrual for periods for which a cost report is yet to be filed is now recorded based on estimates of what we expect to report on the filed cost reports and a corresponding valuation allowance is recorded as previously described. Cost reports must be filed generally within five months after the end of the annual cost report reporting period. After the cost report is filed, the accrual and corresponding valuation allowance may need to be adjusted.

  Medicaid

        Medicaid programs are funded by both the federal government and state governments. These programs and the reimbursement methodologies are administered by the states and vary from state to state.

        Estimated payments under various state Medicaid programs, excluding state-funded managed care programs, constituted approximately 8.3%, 7.4% and 7.7% of net patient revenues at our continuing general hospitals for the years ended December 31, 2005, 2004 and 2003, respectively. These payments are typically based on fixed rates determined by the individual states. We also receive disproportionate-share payments under various state Medicaid programs. For the years ended December 31, 2005, 2004 and 2003, our disproportionate-share payments and other state-funded subsidies were approximately $92 million, $78 million and $71 million, respectively.

        Many states in which we operate are facing budgetary challenges that pose a threat to Medicaid funding levels to hospitals and other providers. We expect these challenges to continue; however, we cannot predict the extent of the impact of the states' budget reductions, if any, on our hospitals. Also, new Medicaid programs or any changes to existing programs could materially impact Medicaid payments to our hospitals.

  Regulatory and Legislative Changes

  Annual Update to the Medicare Inpatient Prospective Payment System

        Under Medicare law, CMS is required annually to update certain rules governing the IPPS. The updates generally become effective October 1, the beginning of the FFY. On August 12, 2005, CMS issued the Changes to the Hospital Inpatient Prospective Payment Systems and FFY 2006 Rates ("Final Rule"). The Final Rule includes the following payment policy changes:

  •
  A 3.7% inflation update for DRG operating payments for hospitals reporting specified quality data;

  •
  A 0.8% inflation update for DRG capital payments;

  •
  Expanding the post-acute transfer policy that currently applies to 30 DRGs to 182 DRGs;

  •
  A decrease in the cost outlier threshold from $25,800 to $23,600; and

  •
  Replacing nine cardiovascular DRGs with 12 new DRGs that, according to CMS, "better recognize severity of illness."

        CMS projects that the combined impact of the payment and policy changes will yield an average 3.4% increase in payments for hospitals in large urban areas (populations over 1 million). Using the impact percentages in the Final Rule for hospitals in large urban areas applied to our Medicare IPPS payments for the twelve months ended September 30, 2005, the annual impact for all changes in the Final Rule on our hospitals may result in an estimated increase in our Medicare revenues of approximately $55 million. This includes an estimated decrease in payments of approximately $15 million related to the expansion of the post-acute transfer policy. Because of the uncertainty regarding other factors that may influence our future IPPS payments, including admission volumes, length of stay and case mix, we cannot provide any assurances regarding these estimates.

  Annual Update to the Medicare Outpatient Prospective Payment System

        On November 10, 2005, CMS issued the Final Changes to the Hospital Outpatient Prospective Payment System and Calendar Year 2006 Payment Rates ("Final OPPS Rule"). The Final OPPS Rule includes the following changes:

  •
  A 3.7% inflation update in Medicare payment rates in 2006 for outpatient services; and

  •
  Continued lower coinsurance rates for Medicare patients' outpatient services.

        CMS projects that the combined impact of the payment and policy changes will yield an average 2.2% increase in payments for all hospitals, and an average of 1.2% increase in payments for hospitals located in large urban areas (populations over one million). Using the impact percentages in the Final OPPS Rule for hospitals in large urban areas applied to our Medicare outpatient PPS payments for the twelve months ended December 31, 2005, the annual impact for all changes in the rule on our hospitals may result in an estimated increase in our Medicare revenues of approximately $5 million. Because of the uncertainty regarding other factors that may influence our future outpatient PPS payments, including volumes and case mix, we cannot provide any assurances regarding these estimates.

  Proposed Payment and Policy Changes to the Inpatient Psychiatric Facility Prospective Payment System

        On January 23, 2006, CMS issued the Inpatient Psychiatric Facilities Prospective Payment System Payment Update for Rate Year Beginning July 1, 2006 Proposed Rule ("IPF-PPS Rule"). The IPF-PPS Rule includes the following:

  •
  A market basket increase of 4.7% in total payments; and

  •
  An increase to the fixed dollar loss threshold amount for outlier payments from $5,700 to $6,200.

        CMS projects that the combined impact of the proposed payment and policy changes will yield an average 4.2% increase in payments for all psychiatric hospitals (including psychiatric units in acute care hospitals), and an average of 2.6% increase in payments for psychiatric units of acute care hospitals located in large urban areas (populations over one million). Using the impact percentages in the proposed rule for psychiatric units of acute care hospitals located in large urban areas applied to our Medicare IPF-PPS payments for the twelve months ended December 31, 2005, the annual impact for all changes in the proposed rule on our hospital units may result in an estimated increase in our Medicare revenues of approximately $1.5 million. Because of the uncertainty regarding other factors that may influence our future IPF-PPS payments, including volumes, length of stay and case mix, we cannot provide any assurances regarding these estimates.

  Proposed Payment and Policy Changes to the Inpatient Rehabilitation Facility Prospective Payment System

        On August 15, 2005, CMS issued the Final Rule for the IRF-PPS for FFY 2006 ("IRF-PPS Final Rule"). CMS projects that the impact of the payment and policy changes will yield an average 5.3% increase in payments for hospital units in urban areas. For hospitals in urban areas, CMS projects that the proposed changes will yield an average 0.0% change in payments. Applying these impact percentages to our Medicare IRF-PPS payments for the twelve months ended December 31, 2005, the annual impact for all changes on our IRF hospitals and hospital units may result in an estimated increase in our Medicare revenues of approximately $3 million. Because of the uncertainty of the factors that may influence our future IRF-PPS payments, including admission volumes, length of stay and case mix, and the impact of compliance with IRF admission criteria rules discussed above, we cannot provide any assurances regarding these estimates.

  Specialty Hospitals

        On June 9, 2005, CMS announced the next steps it will take in connection with the end of an 18-month moratorium imposed by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 as to new specialty hospitals, which expired on June 8, 2005. CMS has instructed Medicare fiscal intermediaries not to process new provider enrollment applications for specialty hospitals until further notice. In addition, CMS stated that it will undertake the following steps during the suspension to reform Medicare payments that may provide specialty hospitals with an unfair advantage over other types of providers, such as community hospitals or ambulatory surgical centers ("ASCs"): (1) reform payment rates for inpatient hospital services through changes to the DRG system; (2) reform payment rates for ASCs; (3) review procedures for approving hospitals for participation in Medicare and closely scrutinize processes for approving and starting to pay new specialty hospitals; and (4) seek public comment on the appropriate standards for specialty hospitals. According to CMS, these steps are designed to promote true and fair competition in hospital services, while improving quality and avoiding unnecessary costs for patients and for the Medicare program.

  The Medicare Prescription Drug, Improvement, and Modernization Act of 2003

        The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("MMA") (P.L. 108-173), which was signed into law on December 8, 2003, includes several provisions affecting hospital Medicare and Medicaid reimbursement. Below is a summary of the significant provisions affecting our hospitals' reimbursement:

        Medicare—For FFYs 2005, 2006 and 2007, hospitals will receive an inpatient update equal to the full market basket rate if they submit quality performance data to the U.S. Department of Health and Human Services ("HHS"). Those hospitals not submitting quality performance data for 10 quality measures will receive an increase equal to the market basket rate minus 0.4%. In order to qualify for the full market basket update, hospitals must submit performance data on all patients on the 10 quality measures that are a subset of common hospital performance measures developed and aligned by CMS and the Joint Commission on Accreditation of Healthcare Organizations and endorsed by the National Quality Foundation. Effective October 1, 2005, all of our hospitals with the exception of two, one of which is closed as a result of Hurricane Katrina, received the full market basket update for FFY 2006.

        The indirect medical education adjustment decreases from 5.8% in FFY 2005 to 5.55% in FFY 2006 and down to 5.35% in FFY 2007. It increases to 5.5% for FFY 2008 and beyond.

        Medicaid—The reduction in Medicaid Disproportionate Share hospital funding (referred to as the "DSH cliff") in FFY 2004 was eliminated and the DSH allotment increased 16% over FFY 2003 levels. Subsequent years are frozen at 2004 levels until the allotment level intersects with where it would have been absent relief from the Balanced Budget Act. Increases thereafter are tied to the change in the Consumer Price Index.

  The Deficit Reduction Act of 2005 (S.1932)

        On February 8, 2006, the President signed the Deficit Reduction Act of 2005 into law. Significant provisions of the legislation affecting hospitals include:

  •
  A six-month extension of HHS' policy to suspend issuance of new provider numbers for specialty hospitals.

  •
  A one-year extension, from July 1, 2006 through June 30, 2007, of the current compliance threshold of 60% that inpatient rehabilitation facilities and units must meet to retain their IRF status. On July 1, 2007, the previously scheduled transition schedule (i.e., a 65% threshold, followed by a 75% threshold) resumes.

  •
  Effective for payments beginning in FFY 2007, hospitals must submit data on additional quality measures. CMS must begin to adopt the baseline set of 22 performance measures as set forth in the November 2005 report by the Institute of Medicine of the National Academy of Sciences under Section 238(b) of the MMA. Failure to submit the required data on the quality measures selected by CMS will result in a 2% market basket reduction. This provision supplants the current reporting requirement under the MMA described above.

  •
  For FFY 2008, CMS must add additional quality measures for hospitals to report to receive the maximum payment update available. Also, hospitals would be required to identify cases assigned to DRGs that have higher payments when a hospital-acquired infection is present. CMS would identify at least two conditions under which the hospital would receive the lower DRG payment.

  •
  CMS must establish a gainsharing demonstration project to test and evaluate methods and arrangements between hospitals and physicians to improve the quality and efficiency of care and hospital performance. The demonstration would run from January 1, 2007 to December 31, 2009 and have six demonstration sites, two of which must be rural.

        We cannot predict what impact this legislation may have on our hospitals.

  Medicare Payment Advisory Commission Recommendation

        The Medicare Payment Advisory Commission ("MedPAC"), an independent federal body established by the Balanced Budget Act of 1997, advises the U.S. Congress on issues affecting the Medicare program, including payments to providers and health plans participating in Medicare, and analyzes access to care, quality of care and other issues affecting Medicare.

        On January 10, 2006, the MedPAC Commissioners approved a recommendation calling for a FFY 2007 payment update for inpatient and outpatient payments of market basket minus 0.45%. Current forecasts project that the market basket of hospital goods and services will increase 4.0% in FFY 2007.

        On March 1, 2005, the MedPAC released its March 2005 Report to Congress: Medicare Payment Policy. In that report, the MedPAC recommended that Medicare should pay more for higher quality performance from hospitals, home health agencies and physicians.

        On March 8, 2005, the MedPAC released a report on the impact of specialty hospitals on the hospital industry and the Medicare program in particular. In its Report to Congress: Physician-Owned Specialty Hospitals ("MedPAC Report"), the MedPAC concluded that one of the motivations for physicians to establish physician-owned specialty hospitals may be financial rewards, some of which derive from inaccuracies in the Medicare payment system. The MedPAC Report concentrates on remedying those inaccuracies with the following recommendations:

  •
  CMS should improve payment accuracy in the hospital inpatient prospective payment system by:

  •
  Refining the current DRGs to more fully capture differences in severity of illness among patients;

  •
  Basing the DRG relative weights on the estimated cost of providing care rather than on charges; and

  •
  Basing the weights on the national average of hospitals' relative values in each DRG.

  •
  Congress should amend the law to give CMS authority to adjust the relative weights to account for differences in the prevalence of high-cost outlier cases.

  •
  Congress and CMS should implement the case-mix measurement and outlier policies over a transitional period.

  •
  Congress should extend the current moratorium on specialty hospitals until January 1, 2007.

  •
  Congress should grant the Secretary the authority to allow gainsharing arrangements between physicians and hospitals and to regulate those arrangements to protect the quality of care and minimize financial incentives that could affect physician referrals.

        The Deficit Reduction Act of 2005 includes legislation to establish a gainsharing demonstration project. With respect to the other MedPAC recommendations, CMS' authority is limited and most would require Congressional action. We cannot predict what action Congress or CMS will take on any of these recommendations or the impact, if any, these recommendations will have on our hospitals.

  FFY 2007 Federal Budget Proposal

        On February 6, 2006, the White House released its FFY 2007 budget proposal, which includes nearly $36 billion in Medicare cuts over five years. The proposed Medicare cuts affecting hospitals include:

  •
  A FFY 2007 Medicare update of market basket minus 0.45% and minus 0.4% in 2008 and 2009, respectively, for acute hospital inpatient and outpatient services;

  •
  A FFY 2007 IRF-PPS update of 0% and market basket minus 0.4% in 2008 and 2009;

  •
  A "modest slowdown in the rate of growth" in the out years for all Medicare payments should Congress fail to achieve "more sustainable financing levels"; and

  •
  Two policy changes:

  •
  Phasing out Medicare bad debt expense payments for all providers; and

  •
  Reducing IRF-PPS payments for hip and knee replacement therapy.

        Most of the budget proposals require Congressional action, and we cannot predict what action, if any, Congress will take.

  PRIVATE INSURANCE

  Managed Care

        We currently have thousands of managed care contracts with various health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). HMOs generally maintain a full-service health care delivery network comprised of physician, hospital, pharmacy and ancillary service providers that HMO members must access through an assigned "primary care" physician. The member's care is then managed by his or her primary care physician and other network providers in accordance with the HMO's quality assurance and utilization review guidelines so that appropriate health care can be efficiently delivered in the most cost-effective manner. HMOs typically provide no benefit or reimbursement to their members who use non-contracted health care providers.

        PPOs generally offer limited benefits to members who use non-contracted health care providers. PPO members who use contracted health care providers receive a preferred benefit, typically in the form of lower co-payments or deductibles. As employers and employees have demanded more choice, managed care plans have developed hybrid products that combine elements of both HMO and PPO plans.

        The amount of our net patient revenue under managed care contracts during the years ended December 31, 2005, 2004 and 2003 was $4.7 billion, $4.8 billion and $5.0 billion, respectively, and is anticipated to be approximately $5 billion for our continuing operations in 2006. Approximately 38% of our managed care net patient revenues during 2005 were derived from our top five managed care payers. At December 31, 2005 and 2004, approximately 58% and 55%, respectively, of our net accounts receivable related to continuing operations were due from managed care payers.

        The table below shows the managed care admissions by type for our general hospitals, expressed as percentages of total managed care admissions:

	Years Ended December 31
	2005	2004
Non-governmental	65.1%	67.6%
Governmental	34.9%	32.4%

        A majority of our managed care contracts are "evergreen" contracts. Evergreen contracts extend automatically every year, but may be renegotiated or terminated by either party after giving 90 to 120 days notice. National payers generate in excess of 39% of our total net managed care revenues, although these agreements are often negotiated on a local or regional basis. The remainder comes from regional or local payers. In the past year, we renewed or renegotiated 80% of the managed care revenues anticipated for the year.

        Generally, managed care plans prefer fixed, predictable rates in their contracts with health care providers. Managed care plans seeking to pay fixed and predictable rates frequently pay for hospital services on a capitation, DRG or per diem basis. Capitation is the least common of the three fixed payment methods. Under capitation, the hospital is paid a fixed amount per HMO member each month for all the hospital care of a specific group of members. Managed care plans also pay hospitals a fixed fee based upon the DRG assigned to each patient. The DRG is a health care industry code that is based upon the patients' diagnosis at time of discharge. HMOs and PPOs may also reimburse hospitals on a "per day" or "per diem" basis. Under a per diem payment arrangement, the hospital is reimbursed a fixed amount for every day of hospital care delivered to a member. Per diem payment arrangements generally represent less financial risk to a hospital than capitation payment arrangements because the amount paid varies with the number of days of care provided to each patient. The financial risk of per diem agreements is further mitigated by the fact that most contracts with per diem payment arrangements also contain some form of "stop-loss" provision that allows for higher reimbursement rates in difficult medical cases where the hospital's billed charges exceed a certain threshold amount. The majority of our managed care contracts are per diem and DRG contracts with stop-loss payment components as well.

        We have been working to transition key managed care payers to contracts that use fixed, predictable market-based per diems and/or DRG methodology and that are less dependent on stop-loss payments, and that provide for market-based rate escalators and terms and conditions designed to help us reduce our provision for doubtful accounts.

        In the past, our managed care policy was developed and implemented almost exclusively at the local hospital or regional level. However, we now have a team at the corporate level to develop a strategy to support our hospitals in their managed care relationships and provide a more consistent message to payers that will focus on performance management and assessment.

        Our approach to managed care is built around the development of key competencies in the following areas: (1) strategy, policy and initiatives; (2) individualized key payer strategies; (3) managed care economics; (4) regional contracting support for our hospital regions; and (5) centralized data base management, which enhances our ability to effectively model contract terms and conditions for negotiations, and improves the efficiency and accuracy of our billing procedures.

  Indemnity

        An indemnity-based agreement generally requires the insurer to reimburse an insured patient for health care expenses after those expenses have been incurred by the patient, subject to an increasing number of policy conditions and exclusions. Unlike an HMO member, a patient with indemnity insurance is free to control his or her utilization of health care and selection of health care providers.

  SELF-PAY PATIENTS

        Self-pay patients are patients who do not qualify for government programs payments, such as Medicare and Medicaid, and who do not have some form of private insurance, and are, therefore, responsible for their own medical bills. A significant portion of our self-pay patients is being admitted through our hospitals' emergency departments and often require high-acuity treatment. High-acuity treatment is more costly to provide and, therefore, results in higher billings, which are the least collectible of all accounts. We believe our level of self-pay patients has been higher in the last two years than previous periods due to a combination of broad economic factors, including reductions in state Medicaid budgets, increasing numbers of individuals and employers who choose not to purchase insurance, and an increased burden of co-payments and deductibles to be made by patients instead of insurers.

        Self-pay accounts pose significant collectibility problems. At December 31, 2005 and 2004, approximately 6% and 8%, respectively, of our net accounts receivable related to continuing operations are due from self-pay patients. The decrease in this percentage is attributable to a higher number of accounts under our Compact. The majority of our provision for doubtful accounts relates to self-pay patients. We are taking multiple actions in an effort to mitigate the effect on us of the high level of uninsured patients and the related economic impact. These initiatives include conducting detailed reviews of intake procedures in hospitals facing the greatest pressures, and enhancing and updating intake best practices for all of our hospitals. Hospital-specific reports detailing collection rates by type of patient were developed to help the hospital management teams better identify areas of vulnerability and opportunities for improvement. Also, we have completely redesigned our self-pay collection workflows, enhanced technology and improved staff training in an effort to increase collections.

        Over the longer term, several other initiatives we have previously announced should also help address this challenge. For example, our Compact, which is discussed in Note 4 to the Consolidated Financial Statements, is enabling us to offer lower rates to uninsured patients who historically have been charged standard gross charges.

        We also provide charity care to patients who are financially unable to pay for the health care services they receive. Most patients who qualify for charity care are charged a per diem amount for services received, subject to a cap. Except for the per diem amounts, our policy is not to pursue collection of amounts determined to qualify as charity care; and, therefore, we do not report these amounts in net operating revenues or in provision for doubtful accounts. For the years ended December 31, 2005, 2004 and 2003, $616 million, $573 million and $740 million in charity care gross charges were excluded from net operating revenues and provision for doubtful accounts, respectively.

RESULTS OF OPERATIONS

        The following two tables show a summary of our net operating revenues, operating expenses and operating loss from continuing operations, both in dollar amounts and as percentages of net operating revenues, for the years ended December 31, 2005, 2004 and 2003:

	Years ended December 31
	2005	2004(1)	2003(1)
Net operating revenues:
General hospitals	$9,411	$9,670	$9,742
Other operations	203	238	310

Net operating revenues	9,614	9,908	10,052
Operating expenses:
Salaries, wages and benefits	4,388	4,328	4,238
Supplies	1,774	1,724	1,602
Provision for doubtful accounts	698	1,202	1,135
Other operating expenses	2,183	2,215	2,128
Depreciation	352	368	360
Amortization	30	20	20
Impairment and restructuring charges	266	1,284	1,393
Loss from hurricanes and related costs	55	—	—
Costs of litigation and investigations	212	74	282
Loss from early extinguishment of debt	15	13	—

Operating loss	$(359)	$(1,320)	$(1,106)

	Years ended December 31
	2005	2004(1)	2003(1)
	(% of Net Operating Revenues)
Net operating revenues:
General hospitals	97.9%	97.6%	96.9%
Other operations	2.1%	2.4%	3.1%

Net operating revenues	100.0%	100.0%	100.0%
Operating expenses:
Salaries, wages and benefits	45.6%	43.7%	42.2%
Supplies	18.4%	17.4%	15.9%
Provision for doubtful accounts	7.2%	12.1%	11.3%
Other operating expenses	22.7%	22.4%	21.2%
Depreciation	3.7%	3.7%	3.6%
Amortization	0.3%	0.2%	0.2%
Impairment and restructuring charges	2.8%	13.0%	13.8%
Loss from hurricanes and related costs	0.6%	—%	—%
Costs of litigation and investigations	2.2%	0.7%	2.8%
Loss from early extinguishment of debt	0.2%	0.1%	—%

Operating loss	(3.7)%	(13.3)%	(11.0)%

(1)
The years ended December 31, 2004 and 2003 were restated as a result of the adjustments described in Note 2 to the Year Ended December 31, 2005 Consolidated Financial Statements.

        Net operating revenues of our continuing general hospitals include inpatient and outpatient revenues, as well as nonpatient revenues (primarily rental income, management fee revenue and income from services such as cafeterias, gift shops and parking) and other miscellaneous revenue. Net operating revenues of other operations consist primarily of revenues from (1) physician practices, (2) rehabilitation hospitals and long-term-care facilities located on or near the same campuses as our general hospitals and (3) equity in earnings of unconsolidated affiliates that are not directly associated with our general hospitals.

        Net operating revenues from our other operations were $203 million, $238 million and $310 million for the years ended December 31, 2005, 2004 and 2003, respectively. Equity earnings of unconsolidated affiliates, included in our net operating revenues, were $11 million, $15 million and $16 million for the years ended December 31, 2005, 2004 and 2003, respectively. As we continue to focus on our general hospital operations, the revenue attributable to our other operations may decrease.

        The table below shows certain selected historical operating statistics for all of our continuing general hospitals:

	Years ended December 31
	2005	2004(1)	Increase (Decrease)		2003(1)
	(Dollars in Millions, Except Per Patient Day, Per Admission and Per Visit Amounts)
Net inpatient revenues(2)	$6,492	$6,536	(0.7)%		$6,464
Net outpatient revenues(2)	$2,785	$2,999	(7.1)%		$3,148
Number of general hospitals (at end of period)	69	69	—	(3)	67
Licensed beds (at end of period)	17,863	17,902	(0.2)%		17,771
Average licensed beds	17,889	17,861	0.2%		17,772
Utilization of licensed beds(4)	52.7%	54.5%	(1.8	)%(3)	55.5%
Patient days	3,443,777	3,565,672	(3.4)%		3,598,270
Equivalent patient days(5)	4,826,715	4,971,498	(2.9)%		4,998,583
Net inpatient revenue per patient day	$1,885	$1,833	2.8%		$1,796
Admissions(6)	668,587	687,857	(2.8)%		697,588
Equivalent admissions(5)	944,328	967,138	(2.4)%		977,078
Net inpatient revenue per admission	$9,710	$9,502	2.2%		$9,266
Average length of stay (days)	5.2	5.2	—	(3)	5.2
Surgeries	484,105	493,397	(1.9)%		515,198
Net outpatient revenue per visit	$539	$529	1.9%		$532
Outpatient visits	5,164,801	5,664,357	(8.8)%		5,919,981

(1)
Net inpatient revenues for the years ended December 31, 2004 and 2003 were restated as a result of the adjustments described in Note 2 to the Year Ended December 31, 2005 Consolidated Financial Statements. The related statistics have been restated as well.
(2)
Net inpatient revenues and net outpatient revenues are components of net operating revenues.
(3)
The change is the difference between 2005 and 2004 amounts shown.
(4)
Utilization of licensed beds represents patient days divided by average licensed beds divided by number of days in the period.
(5)
Equivalent admissions/patient days represents actual admissions/patient days adjusted to include outpatient services by multiplying actual admissions/patient days by the sum of gross inpatient revenues and outpatient revenues and dividing the result by gross inpatient revenues.
(6)
Self-pay admissions represented 3.8% and 3.6% of total admissions for the years ended December 31, 2005 and 2004, respectively.

        The table below shows certain selected operating statistics for our continuing general hospitals on a same-hospital basis. Our hospitals in the Gulf Coast area that were operationally impacted by

Hurricane Katrina (see Key Developments above) are excluded from same-hospital statistics for all periods presented. Centennial Medical Center and St. Francis Hospital—Bartlett, which both opened in June 2004, are excluded from same-hospital statistics for the six months ended June 30, 2005 and 2004, but are included for the six months ended December 31, 2005 and 2004 in the periods presented below.

	Years ended December 31
	2005	2004(1)	Increase (Decrease)
	(Dollars in Millions, Except Per Patient Day, Per Admission and Per Visit Amounts)
Net inpatient revenues	$6,178	$6,155	0.4%
Net outpatient revenues	$2,635	$2,806	(6.1)%
Number of general hospitals (at end of period)	63	63	—
Average licensed beds	16,504	16,557	(0.3)%
Patient days	3,248,097	3,320,069	(2.2)%
Net inpatient revenue per patient day	$1,902	$1,854	2.6%
Admissions	634,026	644,844	(1.7)%
Net inpatient revenue per admission	$9,744	$9,545	2.1%
Average length of stay (days)	5.1	5.1	—
Net outpatient revenue per visit	$544	$532	2.3%
Outpatient visits	4,848,144	5,279,331	(8.2)%

(1)
Net inpatient revenues for the year ended December 31, 2004 were restated as a result of the adjustments described in Note 2 to the Year Ended December 31, 2005 Consolidated Financial Statements. The related statistics have been restated as well.

  REVENUES

        During the year ended December 31, 2005, net operating revenues from continuing operations were lower than in the year ended December 31, 2004. For the current year, net operating revenues decreased approximately $294 million or 3.0%. Of this decline, 48%, or approximately $141 million, was attributable to the disruption in operations at our Gulf Coast hospitals and imaging centers beginning in September 2005 due to Hurricane Katrina. Net operating revenues were also impacted by the discounts recorded on self-pay accounts under our Compact. Total discounts, which reduced net operating revenues, for the years ended December 31, 2005 and 2004 were $718 million and $277 million, respectively.

        On a same-hospital basis, outpatient visits, patient days and admissions were lower during the year ended December 31, 2005 compared to the year ended December 31, 2004 by 8.2%, 2.2% and 1.7%, respectively. Approximately half of the lost outpatient volume during the current year is attributable to the sale of certain home health agencies, hospices and clinics and approximately half of the lost inpatient volume is attributable to our non-acute hospital units, including those skilled nursing and rehabilitation units that were closed subsequent to September 30, 2004. In addition, we believe the following factors continue to contribute to the overall decline in our inpatient and outpatient volume levels: (1) loss of patients to competing health care providers; (2) challenges in physician recruitment, retention and attrition; (3) contentious managed care contract negotiations or, in some cases, terminations; and (4) unfavorable publicity about us as a result of lawsuits and government investigations, which impacts our relationships with physicians and patients.

        Same-hospital net inpatient revenues for the years ended December 31, 2005 and 2004 were $6.178 billion and $6.155 billion, respectively. There are various positive and negative factors impacting net inpatient revenues that have offsetting effects.

        The positive factors are as follows:

  •
  Improved managed care pricing as a result of contracts renegotiated in 2005, negated somewhat by the reduction in stop-loss payments from $543 million in the prior year to $410 million in the current year;

  •
  Favorable net adjustments for valuation allowance and prior-year cost report settlements, primarily related to Medicare and Medicaid, in the current year of $22 million versus an unfavorable net adjustment in the prior year of $40 million; and

  •
  $92 million in Medicaid disproportionate-share payments in the current year versus $78 million in the prior year.

        The negative factors are as follows:

  •
  Lower overall volumes;

  •
  An overall shift in our managed care patient mix towards plans with lower levels of reimbursement, including (1) national payers whose contract terms generate lower yields; and (2) managed care Medicare and Medicaid insurance plans, which generate a lower yield than commercial managed care plans; and

  •
  Compact discounts of $351 million in the current year versus $136 million in the prior year, resulting in lower net inpatient revenue and a reduction in net inpatient revenue per patient day and per admission.

        Same-hospital net outpatient revenues during the year ended December 31, 2005 decreased 6.1% compared to last year. Net outpatient revenues were also negatively impacted by the implementation of the Compact. During the year ended December 31, 2005, approximately $326 million in discounts were recorded on outpatient self-pay accounts under the Compact, compared to discounts of $121 million during the year ended December 31, 2004. As previously mentioned, same-hospital outpatient visits also decreased 8.2% for the year ended December 31, 2005 compared to the prior year, due primarily to the sale or closure of certain home health agencies, hospices and clinics beginning in the second quarter of 2004. These businesses typically generate lower revenue per visit amounts than other outpatient services. The reduction in home health visits, coupled with an increase in emergency room visits and outpatient surgeries, contributed to an overall increase in our net outpatient revenue per visit.

  SALARIES, WAGES AND BENEFITS

        Salaries, wages and benefits expense as a percentage of net operating revenues increased for the year ended December 31, 2005 compared to 2004. The increases in salaries, wages and benefits expense during this period can be attributed to the wage and benefit pressures created by the current nursing shortage in many of our markets, state-mandated nurse-staffing ratios, standard merit and market increases for our employees, increased labor union activity at certain of our hospitals, our lower net operating revenues in 2005, which was due in part to the discounting of self-pay accounts under the Compact, described above, and lower volume levels. A decline in patient volumes that reduces net operating revenues increases the percentage as a result of certain fixed staffing costs that are not reduced when volumes decrease.

        We have experienced and expect to continue to experience significant salary, wage and benefit pressures created by the nursing shortage throughout the country. In addition, approximately 17% of our employees were represented by labor unions as of December 31, 2005. As union activity increases at our hospitals, our salaries, wages and benefits expense is likely to increase more rapidly than our net operating revenues. In 2006, labor union contracts that cover approximately 11% of our employees will expire; however, new contracts are expected to be negotiated consistent with our existing agreements, which include no-strike clauses, provide a framework for pre-negotiated salaries, wages and benefits, and streamline the contract negotiation process. The new contracts are not expected to have a material adverse effect on our results of operations.

        Labor costs remain a significant cost pressure facing us as well as the health care industry in general. The national nursing shortage continues and remains more serious in key specialties and in certain geographic areas than others, including several areas in which we operate hospitals. This has increased labor costs for nursing personnel. In addition, state-mandated nurse-staffing ratios in California affect not only our labor costs, but if we are unable to hire the necessary number of nurses to meet the required ratios, they may also cause us to limit patient admissions with a corresponding adverse effect on net operating revenues.

        Included in salaries, wages and benefits expense in the year ended December 31, 2005 is $48 million of stock compensation expense, which decreased $52 million from the $100 million of expense in the year ended December 31, 2004 due to vesting of options with a higher fair value per share, and an adjustment in our pension and supplemental retirement liabilities that reduced expense by $31 million.

  SUPPLIES

        Supplies expense as a percentage of net operating revenues increased for the year ended December 31, 2005 compared to 2004. The increase in supplies expense was primarily attributable to higher pharmaceutical, pacemaker, orthopedic and implants supply costs. In the case of pacemakers and implants, the higher costs are associated primarily with new products or technology used to provide a higher quality of care to our patients, whereas the higher orthopedic costs primarily reflect inflation of prices. Higher pharmaceutical costs reflect a combination of new products and inflation. In addition, further contributing to the percentage increase was the decline in net operating revenues due to discounting of self-pay accounts under the Compact described above.

        We strive to control supplies expense through product standardization, contract compliance, improved utilization, and operational improvements that should minimize waste. The items of current cost reduction focus include cardiac stents and pacemakers, orthopedic implants and high-cost pharmaceuticals. We also utilize the group-purchasing and supplies-management services of Broadlane, Inc., a company in which we currently hold a 47% interest. Broadlane offers group-purchasing procurement strategy, outsourcing and e-commerce services to the health care industry.

  PROVISION FOR DOUBTFUL ACCOUNTS

        The provision for doubtful accounts as a percentage of net operating revenues decreased for the year ended December 31, 2005 compared to 2004, primarily due to the implementation of the Compact in June 2004 and a charge of $196 million in June 2004 when we changed how we estimated the net realizable value of self-pay accounts. Prior to implementation of the discounting provisions under the Compact, the vast majority of these accounts were ultimately recognized to be uncollectible and, as a result, were then recorded in our provision for doubtful accounts. By offering managed care-style discounts, we are charging the uninsured more affordable rates, whereby they may be better able to meet their financial obligations to pay for services we provide them. The discounts recorded as contractual allowances during the year ended December 31, 2005 for all hospitals were approximately $718 million, compared to $277 million in 2004. However, we do not expect the Compact to have a material effect on the net economic impact of treating self-pay patients.

        The majority of our provision for doubtful accounts still relates to self-pay patients. Collection of accounts receivable has been a key area of focus, particularly over the past two years, as we have experienced adverse changes in our business mix. Our current estimated collection rate on self-pay accounts, which includes co-payments and deductibles to be made by patients, is approximately 25%, including collections from point-of-service through collections by our in-house collection agency or external collection vendors. This self-pay collection rate now includes payments made by patients, including co-payments and deductibles paid by patients with insurance, prior to an account being classified and assigned to our in-house self-pay collection group. Previous disclosures did not include these payments because the amounts were paid prior to the account being assigned to our in-house collection agency. The comparable self-pay collection percentage as of December 31, 2004 was approximately 22%.

        Payment pressure from managed care payers has also affected our provision for doubtful accounts. We continue to experience ongoing managed care payment delays and disputes; however, we are working with these payers to obtain adequate and timely reimbursement for our services. In the second quarter of 2005, bad debt expense included a positive adjustment of approximately $34 million to reduce bad debt expense for disputed managed care receivables that were ultimately settled. As a result of these settlements, a corresponding adjustment was recorded to increase contractual allowances, which reduced net operating revenues by approximately $30 million. Our current estimated collection rate on managed care accounts is approximately 96%, which includes collections from point-of-service through collections by our in-house collection agency or external collection vendors. The comparable managed care collection percentage as of December 31, 2004 was approximately 95%.

        As of December 31, 2005, we had a cumulative total of patient account assignments dating back at least three years or older of approximately $4.5 billion related to our continuing operations being pursued by our in-house and outside collection agencies or vendors. These accounts have already been written off and are not included in our receivables or in the allowance for doubtful accounts; however, an estimate of future recoveries from all the accounts in collection is determined based on our historical experience and recorded in accounts receivable.

        Our accounts receivable days outstanding ("AR Days") from continuing operations increased to 59 days at December 31, 2005, compared to 57 days at December 31, 2004. AR Days at December 31, 2005 is within our target of below 60 days. This amount is calculated as our accounts receivable from continuing operations on that date divided by our revenue from continuing operations for the quarter ended on that date divided by the number of days in the quarter. The increase in AR Days reflects a lower net revenue per day due to additional discounts provided under the Compact and lower net revenue during the fourth quarter at our Gulf Coast hospitals.

        We manage our provision for doubtful accounts using hospital-specific goals and benchmarks such as (1) total cash collections, (2) point-of-service cash collections and (3) accounts receivable aging. The following tables present the approximate aging by payer of our continuing operations' net accounts receivable of $1.581 billion and $1.607 billion, excluding cost report settlements payable and valuation allowances of $94 million and $118 million, at December 31, 2005 and 2004, respectively:

	December 31, 2005
	Medicare	Medicaid	Managed Care	Indemnity, Self Pay and Other	Total
0-60 days	95%	63%	71%	46%	68%
61-120 days	4%	23%	18%	14%	16%
121-180 days	1%	14%	9%	8%	8%
Over 180 days	—%	—%	2%	32%	8%

Total	100%	100%	100%	100%	100%

	December 31, 2004
	Medicare	Medicaid	Managed Care	Indemnity, Self Pay and Other	Total
0-60 days	93%	64%	74%	47%	72%
61-120 days	6%	23%	15%	18%	15%
121-180 days	1%	13%	7%	9%	7%
Over 180 days	—%	—%	4%	26%	6%

Total	100%	100%	100%	100%	100%

        Patient advocates from our Medical Eligibility Program ("MEP") screen patients in the hospital and determine potential linkage to financial assistance programs. They also expedite the process of applying for these government programs. Receivables from patients who are potentially eligible for Medicaid are classified as Medicaid pending, under our MEP, with appropriate contractual allowances recorded. Based on recent trends, approximately 74% of all accounts in our MEP are ultimately approved for benefits under a government program such as Medicaid.

        The following table shows the approximate amount of net accounts receivable in our MEP, still awaiting determination of eligibility under a government program at December 31, 2005 and 2004, by aging category:

	December 31
	2005	2004(2)
0-60 days	$65	$39
61-120 days	18	14
121-180 days	8	7
Over 180 days(1)	—	—

Total	$91	$60

(1)
Includes accounts receivable of $10 million and $8 million at December 31, 2005 and 2004, respectively, that are fully reserved.
(2)
The December 31, 2004 balances exclude amounts approved for Medicaid, that had not yet been paid, to be comparable with the December 31, 2005 balances.

        We continue to focus on initiatives to improve cash flow, which include improving the process for collecting receivables, pursuing timely payments from all payers, and standardizing and improving contract terms, billing systems and the patient registration process. We continue to review, and adjust as necessary, our methodology for evaluating the collectibility of our accounts receivable, and we may incur additional future charges resulting from the above-described trends.

        We are taking numerous actions to address specifically the level of uninsured patients. These initiatives include conducting detailed reviews of intake procedures in hospitals facing these pressures, and introducing intake best practices to all of our hospitals. We have redesigned our self-pay collection workflows, enhanced technology and improved staff training in an effort to increase collections.

        Our implementation of our previously announced three-year plan to consolidate billing and collection activities, which was modified in February 2004 to exclude certain hospitals that already have equally effective hospital-based business office operations, is substantially complete and includes approximately 78% of our continuing general hospitals. We are beginning to experience improved performance from this initiative and anticipate continued improvement with enhanced efficiencies. We also continue to benchmark the performance of the regional business offices with the performance of the hospital-based business offices to determine the need for additional consolidation of collection activities. Since the modified plan in February 2004, we have consolidated an additional four acute care hospitals and one rehabilitation hospital. In addition, our previously announced initiative to standardize patient accounting systems is substantially complete with all but one location standardized, which should allow us to obtain better operational data at a consolidated level and provide us with tools to more quickly diagnose and address business mix shifts and the related impact on our provision for doubtful accounts.

  OTHER OPERATING EXPENSES

        Other operating expenses for the years ended December 31, 2005, 2004 and 2003 were $2.183 billion, $2.215 billion and $2.128 billion, respectively, which was 22.7%, 22.4% and 21.2%, respectively, of net operating revenue for those years.

        Other operating expenses includes malpractice expense of $228 million, $254 million and $239 million for the years ended December 31, 2005, 2004 and 2003, respectively. The decrease in 2005 is due to lower volumes and improved loss development coupled with higher 2004 costs reflecting adverse loss development and a change in the maturity composite rate from the Federal Reserve 10-year composite rate to the Federal Reserve seven-year composite rate that resulted from a change in our claims payment patterns.

        Also included in other operating expenses in the year ended December 31, 2005 and 2004 is $10 million and $25 million, respectively, of net gains on sales of equipment and other assets, including a net gain of approximately $18 million in 2004 from the sale of certain home health agencies and hospices.

  IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL AND RESTRUCTURING CHARGES

        During the year ended December 31, 2005, we recorded impairment and restructuring charges of $266 million, including the impairment of long-lived assets of $260 million, which includes a net charge of $93 million due to damage at our Gulf Coast and Florida hospitals and imaging centers caused by Hurricanes Katrina and Wilma and $167 million of write-downs of long-lived assets to their estimated fair values, primarily due to the adverse current and anticipated future financial trends at twelve of our hospitals. This compares to impairment and restructuring charges of $1.284 billion and $1.393 billion for the years ended December 31, 2004 and 2003. See Note 6 to the Year Ended December 31, 2005 Consolidated Financial Statements for additional detail of these charges, reversal of reserves and related liabilities.

        The significant charges in 2004 and 2003 are primarily due to the impairment of goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). During 2003, we recorded a charge of $1.122 billion, primarily related to our California region and our then Central-Northeast region, and in the fourth quarter of 2004, we recorded a charge of $1.113 billion related to our Texas-Gulf Coast and Florida-Alabama regions.

        The goodwill impairment charge in 2004 is the result of a lower estimated fair value due to adverse industry and company-specific challenges that continue to affect our operating results, such as reduced patient volumes, high levels of bad debt expense related to uninsured and underinsured patients, the shift of our managed care business to contracts that provide lower reimbursement, and continued pressure on labor and supply costs. The goodwill impairment charges in 2003 were the result of a comprehensive review of the near-term and long-term prospects for each of our hospitals and an impairment test performed in connection with the restructuring of our operating divisions and regions in 2003, along with a realignment of our executive team and other factors, that changed our goodwill "reporting units," as defined under SFAS 142. We estimated the fair value of the goodwill based on independent appraisals, established market values of comparable assets, or internal estimates of future net cash flows.

        Based on future financial trends and the possible impact of negative trends on our future outlook, further impairments of long-lived assets and goodwill may occur, and we will incur additional restructuring charges. Future restructuring of our regions that changes our goodwill reporting units could also result in further impairments of our goodwill.

  COSTS OF LITIGATION AND INVESTIGATIONS

        Costs of litigation and investigations in continuing operations for the year ended December 31, 2005 were $212 million compared to $74 million and $282 million for the years ended December 31, 2004 and 2003, respectively. The 2005 expenses consisted primarily of $140 million for the net settlement of securities and derivative lawsuits, $7 million in final settlement of matters related to Redding Medical Center, $7 million to settle the Florida Attorney General matters, and legal and other costs to defend ourselves in other ongoing lawsuits, in particular the Alvarado trial and the SEC investigation. (See Note 15 to the Year Ended December 31, 2005 Consolidated Financial Statements.)

        Costs of litigation and investigations in continuing operations for the year ended December 31, 2004 consisted primarily of (1) a $30 million accrual of an estimated liability to address the potential resolution of a number of the civil lawsuits arising out of pricing strategies at facilities owned or formerly owned by our subsidiaries and (2) costs to defend ourselves in various lawsuits, in particular the Alvarado trial.

        Costs of litigation and investigations for the year ended December 31, 2003 consisted primarily of:

  (1)
  A $152 million charge recorded for an award of contract damages by a California appellate court to a former executive in connection with our alleged failure to provide certain incentive stock awards to the executive. This charge includes post-judgment interest through December 31, 2003 and attorneys' fees and costs. On February 18, 2004, the California Supreme Court declined to review the appellate court's decision. We paid $163.3 million to the former executive on March 1, 2004 in satisfaction of the final judgment.

  (2)
  $54 million paid for the settlement of the Redding Medical Center investigation.

  (3)
  An aggregate of $30.2 million, which was accrued as of December 31, 2003 and paid during 2004, for the settlement of the United States Ex Rel. Barbera v. Amisub (North Ridge Hospital), Inc. lawsuit and the settlement of the transfer discharge investigation.

        The remaining costs in 2003 were for other miscellaneous settlements and costs to defend ourselves.

  LOSS FROM EARLY EXTINGUISHMENT OF DEBT

        In connection with the early redemption of senior notes in February 2005, we recorded a $15 million loss on extinguishment of debt, representing premiums paid and the write-off of unamortized debt issuance costs. A loss on extinguishment of debt of $13 million was recorded in 2004 in connection with the repurchase of senior notes and the termination of our credit agreement. These losses primarily reflect the write-off of debt issuance costs, discounts and unamortized hedging losses in accumulated other comprehensive loss.

  OPERATING LOSS

        Operating loss in the year ended December 31, 2005 was lower compared to 2004 due to lower provision for doubtful accounts and lower impairment and restructuring charges, partially offset by a higher litigation costs and lower revenues. Operating expenses were 103.7% of net operating revenues in the year ended December 31, 2005, compared to 113.3% in 2004 and 111.0% in 2003. As a percentage of net operating revenues, lower provision for doubtful accounts, malpractice expense and impairment and restructuring charges during 2005 were partially offset by higher costs of litigation and investigations and slightly higher salaries, wages and benefits expense.

  INTEREST EXPENSE

        The increase in interest expense for the year ended December 31, 2005 compared to 2004 was largely attributable to the issuance of $1 billion and $800 million of senior notes in June 2004 and January 2005, respectively, and the partial use of the proceeds to retire lower rate debt with maturity dates in 2006 and 2007. (See Note 7 to the Year Ended December 31, 2005 Consolidated Financial Statements.)

  NET GAINS ON SALES OF FACILITIES, LONG-TERM INVESTMENTS AND SUBSIDIARY COMMON STOCK

        The $4 million of net gains in the year ended December 31, 2005 related primarily to the reduction of reserve estimates associated with hospitals sold in prior years.

        The $7 million of net gains in the year ended December 31, 2004 related primarily to our sale of investments in various health care ventures and reduction of reserves associated with hospitals sold in prior years.

        The $16 million of net gains in the year ended December 31, 2003 related primarily to our sale of a portion of our common stock in Broadlane, Inc. and collection of certain notes receivable associated with hospitals sold in prior years that had been previously reserved for in earlier periods.

  INCOME TAX (EXPENSE) BENEFIT

        The income tax benefit of $87 million, on a pre-tax loss of $708 million, in the year ended December 31, 2005, included an increase in the valuation allowance against deferred tax assets of $218 million and a reduction in the estimated exposures for audit contingencies of $38 million. We established a valuation allowance in the fourth quarter of 2004 as a result of assessing the realization of our deferred tax assets based on the fact that we incurred significant impairment charges, legal settlements and continued adverse results of operations, combined with having a cumulative loss for the three-year period ended December 31, 2004, which is considered "negative evidence" under SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). We concluded that, as a result of this negative evidence, SFAS 109 precludes us from relying upon our forecasts of future income for the purpose of supporting the realization of the deferred tax assets under the more likely than not standard.

        Income tax expense of $286 million, on a pre-tax loss of $1.623 billion, in the year ended December 31, 2004 included a portion of the impact of establishing the $789 million valuation allowance for our deferred tax assets during the fourth quarter of 2004. Approximately $586 million of the valuation allowance was recorded as income tax expense in continuing operations and $203 million was recorded as income tax expense in discontinued operations. Also included in income tax expense was the $268 million impact of the non-deductibility of certain asset impairment charges.

        Income tax benefit of $274 million, on a pre-tax loss of $1.394 billion, in the year ended December 31, 2003 included the $229 million impact of the non-deductibility of certain asset impairment charges.

  PRO FORMA INFORMATION

        In light of the additional charges to provision for doubtful accounts recorded in the quarters ended September 30, 2003 and June 30, 2004 related to the change in how we estimated the net realizable value of self-pay accounts and the discounts for uninsured patients phased-in under the Compact, beginning in the second quarter of 2004, we are supplementing certain historical information with information presented on a pro forma basis as if we had recorded no additional provision for doubtful accounts and had not implemented the discounts under the Compact during the periods indicated. This information includes numerical measures of our historical performance that have the effect of depicting such measures of financial performance differently from that presented in our Consolidated Financial Statements prepared in accordance with generally accepted accounting principles ("GAAP") in the United States and that are defined under SEC rules as "non-GAAP financial measures." We believe that the information presented on this pro forma basis is important to our shareholders in order to show the effect that these items had on elements of our historical results of operations and provide important insight into our operations in terms of other underlying business trends, without necessarily estimating or suggesting their effect on our future results of operations. This supplemental information has inherent limitations because the additional provision for doubtful accounts recorded during the quarters ended September 30, 2003 and June 30, 2004 and discounts under the Compact during the periods presented are not indicative of future periods. We compensate for these inherent limitations by also utilizing comparable GAAP measures. In spite of the limitations, we find the supplemental information useful to the extent it better enables us and our investors to evaluate bad debt trends and other expense line items, and we believe the consistent use of this supplemental information provides us and our investors with reliable period-to-period comparisons. Costs in our business are largely influenced by volumes and thus are generally analyzed as a percent of net operating revenues, so we provide this additional analytical information to better enable investors to measure expense categories between periods. Based on requests by certain shareholders, we believe that our investors find these non-GAAP measures useful as well.

        The tables that follow illustrate certain actual operating expenses as a percent of net operating revenues, net inpatient revenue per admission and net outpatient revenue per visit for the years ended December 31, 2005, 2004 and 2003, as if we had recorded no additional provision for doubtful accounts in the second quarter of 2004 and the third quarter of 2003 and had not implemented the discounts under the Compact during the periods indicated. The tables also illustrate same-hospital net inpatient revenue per admission and same-hospital net outpatient revenue per visit adjusted as described above for the years ended December 31, 2005, 2004 and 2003. Our hospitals and imaging centers in the Gulf Coast area that were operationally impacted by Hurricane Katrina (see Key Developments) are excluded from same-hospital statistics for all periods presented. Centennial Medical Center and St. Francis Hospital—Bartlett, which both opened in June 2004, are excluded from same-hospital statistics for the six months ended June 30, 2005 and 2004, but are included for the six months ended December 31, 2005 and 2004. The tables include reconciliations of GAAP measures to non-GAAP measures. Investors are encouraged, however, to use GAAP measures when evaluating our financial performance.

	Year ended December 31, 2005
	GAAP Amounts	Compact Adjustment	Non-GAAP Amounts
	(Dollars in Millions, Except Per Admission and Per Visit Amounts)
Net operating revenues	$9,614	$718	$10,332
Operating expenses:
Salaries, wages and benefits	4,388	—	4,388
Supplies	1,774	—	1,774
Provision for doubtful accounts	698	661	1,359
Other operating expenses	2,183	—	2,183
As a percent of net operating revenues
Net operating revenues	100.0%		100.0%
Operating expenses:
Salaries, wages and benefits	45.6%		42.5%
Supplies	18.4%		17.2%
Provision for doubtful accounts	7.2%		13.2%
Other operating expenses	22.7%		21.1%
Continuing general hospitals
Net inpatient revenue	$6,492	$366	$6,858
Net outpatient revenue	$2,785	$352	$3,137
Admissions	668,587		668,587
Outpatient visits	5,164,801		5,164,801
Net inpatient revenue per admission	$9,710	$547	$10,257
Net outpatient revenue per visit	$539	$68	$607
Same-hospital
Net inpatient revenue	$6,178	$351	$6,529
Net outpatient revenue	$2,635	$326	$2,961
Admissions	634,026		634,026
Outpatient visits	4,848,144		4,848,144
Net inpatient revenue per admission	$9,744	$554	$10,298
Net outpatient revenue per visit	$544	$67	$611

	Year ended December 31, 2004
	GAAP Amounts(1)	Compact and Bad Debt Adjustments		Non-GAAP Amounts
	(Dollars in Millions, Except Per Admission and Per Visit Amounts)
Net operating revenues	$9,908	$277		$10,185
Operating expenses:
Salaries, wages and benefits	4,328	—		4,328
Supplies	1,724	—		1,724
Provision for doubtful accounts	1,202	59	(2)	1,261
Other operating expenses	2,215	—		2,215
As a percent of net operating revenues
Net operating revenues	100.0%			100.0%
Operating expenses:
Salaries, wages and benefits	43.7%			42.5%
Supplies	17.4%			16.9%
Provision for doubtful accounts	12.1%			12.4%
Other operating expenses	22.4%			21.7%
Continuing general hospitals
Net inpatient revenue	$6,536	$144		$6,680
Net outpatient revenue	$2,999	$133		$3,132
Admissions	687,857			687,857
Outpatient visits	5,664,357			5,664,357
Net inpatient revenue per admission	$9,502	$209		$9,711
Net outpatient revenue per visit	$529	$24		$553
Same-hospital
Net inpatient revenue	$6,155	$136		$6,291
Net outpatient revenue	$2,806	$121		$2,927
Admissions	644,844			644,844
Outpatient visits	5,279,331			5,279,331
Net inpatient revenue per admission	$9,545	$211		$9,756
Net outpatient revenue per visit	$532	$23		$555

(1)
Certain amounts for the year ended December 31, 2004 were restated as a result of the adjustments described in Note 2 to the Year Ended December 31, 2005 Consolidated Financial Statements.
(2)
Represents a $255 million impact due to the Compact, offset by $196 million of additional provisions for doubtful accounts.

	Year ended December 31, 2003
	GAAP Amounts(1)	Bad Debt Adjustment	Non-GAAP Amounts
	(Dollars in Millions, Except Per Admission and Per Visit Amounts)
Net operating revenues	$10,052	$—	$10,052
Operating expenses:
Salaries, wages and benefits	4,238	—	4,238
Supplies	1,602	—	1,602
Provision for doubtful accounts	1,135	(166)	969
Other operating expenses	2,128	—	2,128
As a percent of net operating revenues
Net operating revenues	100.0%		100.0%
Operating expenses:
Salaries, wages and benefits	42.2%		42.2%
Supplies	15.9%		15.9%
Provision for doubtful accounts	11.3%		9.6%
Other operating expenses	21.2%		21.2%
Continuing general hospitals
Net inpatient revenue	$6,464	$—	$6,464
Net outpatient revenue	$3,148	$—	$3,148
Admissions	697,588		697,588
Outpatient visits	5,919,981		5,919,981
Net inpatient revenue per admission	$9,266	$—	$9,266
Net outpatient revenue per visit	$532	$—	$532

(1)
Certain amounts for the year ended December 31, 2003 were restated as a result of the adjustments described in Note 2 to the Year Ended December 31, 2005 Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  CASH REQUIREMENTS

        Our obligations to make future cash payments under contracts, such as debt and lease agreements, and under contingent commitments, such as minimum revenue guarantees and standby letters of credit, are summarized in the table below, all as of December 31, 2005:

		Years ending December 31
							Later Years
	Total	2006	2007	2008	2009	2010
	(In Millions)
Long-term debt(1)	$8,848	$397	$382	$381	$381	$381	$6,926
Capital lease obligations(1)	25	2	20	1	—	—	2
Long-term non-cancelable operating leases	591	158	141	120	64	33	75
Standby letters of credit	194	194	—	—	—	—	—
Guarantees(2)	107	54	23	10	7	5	8
Asset retirement obligations	188	—	11	—	—	—	177
Purchase orders	437	431	1	1	1	1	2

Total	$10,390	$1,236	$578	$513	$453	$420	$7,190

(1)
Includes interest through maturity date/lease termination.
(2)
Includes minimum revenue guarantees, primarily related to physicians under relocation agreements and physician groups that provide services at our hospitals, and operating lease guarantees.

        The standby letters of credit are required principally by our insurers and various states to collateralize our workers' compensation programs pursuant to statutory requirements and as security under a selected number of programs to collateralize the deductible and self-insured retentions under our professional and general liability insurance programs. The amount of collateral required is principally dependent upon the level of claims activity and our creditworthiness. The insurers require the collateral in case we are unable to meet our obligations to claimants within the deductible or self-insured retention layers. The standby letters of credit are issued under our letter of credit facility and are fully collateralized by the $263 million of restricted cash on the Consolidated Balance Sheet (see Note 7 to the Year Ended December 31, 2005 Consolidated Financial Statements).

        Our capital expenditures primarily relate to the design and construction of new buildings, expansion and renovation of existing facilities, including amounts to comply with applicable laws and regulations, equipment and systems additions and replacements, introduction of new medical technologies and various other capital improvements.

        Capital expenditures were $578 million, $558 million and $833 million in the years ended December 31, 2005, 2004 and 2003, respectively. Included in capital expenditures are costs related to the construction of two new hospitals that opened in 2004, in the amount of $84 million and $80 million in the years ended December 31, 2004 and 2003, respectively.

        We anticipate that our capital expenditures for the year ending December 31, 2006 will be approximately $650 million. These capital expenditures include approximately $6 million in 2006 of the estimated $385 million total required to meet the California seismic requirements by 2012 for our remaining California facilities after all planned divestitures. The estimate does not include any capital expenditures for rebuilding or renovating our Louisiana and Mississippi facilities damaged by Hurricane Katrina in late August 2005 or our Florida hospitals damaged by Hurricane Wilma in late October 2005. At this time, we plan on repairing our existing facilities in New Orleans or constructing new facilities if needed. The cost to repair or construct new facilities has not yet been fully determined, but we believe a significant portion of the cost may be covered by insurance proceeds rather than borrowings.

        Interest payments, net of capitalized interest, were $357 million, $260 million and $235 million in the years ended December 31, 2005, 2004 and 2003, respectively. We anticipate that our interest payments for the year ending December 31, 2006 will be approximately $380 million.

        Net income tax payments (refunds), were $(530) million, $46 million and $351 million in the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, our carryforwards available to offset future taxable income consisted of (1) federal net operating loss carryforwards of approximately $1.188 billion expiring in 2024 and 2025, (2) approximately $6 million in alternative minimum tax credits with no expiration, and (3) general business credit carryforwards of approximately $10 million expiring in 2023-2025.

        We are currently involved in significant investigations and legal proceedings. (See Legal Proceedings, for a description of these matters.) Although we cannot presently determine the timing or the amounts of any potential liabilities resulting from the ultimate resolutions of these investigations and lawsuits, we will incur significant costs in defending them and their outcomes could have a material adverse effect on our liquidity, financial position and results of operations.

  SOURCES AND USES OF CASH

        Our liquidity for the year ended December 31, 2005 was derived primarily from proceeds from the sale of new senior notes, cash flows from operating activities, including a $537 million income tax refund, sale of facilities and unrestricted cash on hand. For the year ended December 31, 2004, our liquidity was derived primarily from the sales of facilities and unrestricted cash on hand.

        During the year ended December 31, 2005, cash generated by our operating activities was $763 million. The primary contributor was the income tax refund of $537 million. The increase from the prior year in cash generated by operations, after considering the income tax refund, is due primarily to lower payments for restructuring and litigation settlements and reduced operating cash requirements related to discontinued operations.

        During the year ended December 31, 2004, we had a use of cash generated by our operating activities of $82 million. The primary contributors were payments made for unfavorable litigation settlements and payments made against reserves for restructuring charges, which approximated $675 million in total. Net cash provided by operating activities for the year ended December 31, 2003 was $838 million. Our primary source of operating cash is the collection of accounts receivable. As we experience changes in our business mix and as admissions of uninsured patients grow, our operating cash flow is negatively impacted due to lower levels of cash collections and higher levels of bad debt.

        Net cash proceeds from the sale of new senior notes were $773 million and $954 million in the years ended December 31, 2005 and 2004, respectively, and $979 million in the year ended December 31, 2003. We used the proceeds to redeem other long-term debt, to retire existing bank loans under our credit agreements at the time and for general corporate purposes.

        Proceeds from the sales of facilities, long-term investments and other assets during 2005, 2004 and 2003 aggregated $173 million, $502 million and $751 million, respectively. Approximately $96 million of the proceeds received in 2003 were invested in an escrow account dedicated to funding costs associated with completing construction at certain of our hospitals. During 2003 and 2004, $8 million and $88 million, respectively, were released to fund construction costs. As of December 31, 2004, there was no balance remaining in the escrow account.

        Between July 1, 2001 and June 30, 2003, we purchased 48,734,599 shares of our common stock for $1.4 billion, of which $208 million was spent in the year ended December 31, 2003. The repurchases were authorized by our board of directors and are held as treasury stock. We have not made any repurchases since June 30, 2003 and do not intend to repurchase any shares in 2006. We have issued shares to be held by our benefit plan administrator that are reported as treasury shares until released to our employees as a result of restricted stock unit grants, which entitle employees to receive shares of our common stock in the future.

  DEBT INSTRUMENTS, GUARANTEES AND RELATED COVENANTS

        In June 2004, we issued $1 billion of 9.875% senior notes due in 2014. The notes are unsecured. A portion of the proceeds were used to repurchase $552 million of senior notes due in 2006 and 2007.

        In January 2005, we sold $800 million of 9.25% senior notes in a private placement, and, in February 2005, we redeemed our remaining outstanding senior notes of $400 million due in 2006 and 2007. As a result, we have no significant long-term debt due until December 2011. The maturities of over 90% of our long-term debt now fall between December 2011 and January 2015. An additional $450 million is not due until 2031.

        On December 31, 2004, we terminated our five-year revolving credit agreement and replaced it with a one-year letter of credit facility. The new facility provides for the issuance of up to $250 million in letters of credit and does not provide for any cash borrowings. The letter of credit facility contains customary affirmative and negative covenants that, among other requirements, limit (1) liens, (2) consolidations, mergers or the sale of all or substantially all assets unless no event of default exists, (3) subsidiary debt and (4) prepayment of debt. The new facility was initially collateralized by the stock of certain of our subsidiaries and cash equal to 105% of the facility (approximately $263 million reflected as restricted cash on the Consolidated Balance Sheets). In March 2005, the facility was amended to provide for the release of the liens on the stock of our subsidiaries, and on April 19, 2005, the stock certificates were returned to us. All liens were subsequently terminated. In accordance with the amendment, the termination date of the letter of credit facility was extended from December 31, 2005 to June 30, 2006. The letter of credit facility was further amended in August 2005 to extend the termination date to June 30, 2008. From time to time, we expect to engage in various capital markets, bank credit and other financing activities depending on our needs and financing alternatives available at that time. (See Note 7 to the Year Ended December 31, 2005 Consolidated Financial Statements.)

        We are currently in compliance with all covenants under our letter of credit facility and the indentures governing our senior notes. However, the registration statement relating to an exchange offer for the notes we issued in January 2005 is not yet effective; therefore, starting in January 2006, we are required to pay additional interest until it becomes effective. The additional interest accrues at a rate of 0.25% per annum during the first 90-day period and increases by 0.25% per annum for each subsequent 90-day period until the registration statement becomes effective, up to a maximum rate of 1.0% per annum.

        At December 31, 2005, we had approximately $194 million of letters of credit outstanding under the letter of credit facility, which was fully collateralized by $263 million of restricted cash. We had approximately $1.373 billion of unrestricted cash and cash equivalents on hand at December 31, 2005 to fund our operations and legal settlements, including $140 million for the net settlement of securities and derivative lawsuits, $7 million in final settlement of matters related to Redding Medical Center and $7 million to settle the Florida Attorney General matters.

  LIQUIDITY

        We believe that existing unrestricted cash and cash equivalents on hand, future cash provided by operating activities and, depending on capital market conditions, other borrowings should be adequate to meet known debt service requirements. It should also be adequate to finance planned capital expenditures and other presently known operating needs. However, our cash needs could be materially affected by the deterioration in our results of operations, including the results of those hospital operations impacted by Hurricane Katrina, as well as the various uncertainties discussed in this and other sections and the impact of potential judgments and settlements addressed in Part I, Item 3, Legal Proceedings.

        We are aggressively identifying and implementing further actions to reduce costs and enhance our operating performance, including cash flow. Among the areas being addressed are managed care payer contracting, improved procurement efficiencies, cost standardization, bad debt expense reduction initiatives and reducing certain hospital and overhead costs not related to patient care. We believe our restructuring plans and the various initiatives we have undertaken will ultimately position us to report improved operating performance, although that performance may remain somewhat below our hospital management peers because of geographic and other differences in hospital portfolios.

        We believe it is important for a reader to understand that (1) if our results of operations deteriorate, and/or (2) if claims, lawsuits, settlements or investigations are resolved in a materially adverse manner, there could be substantial doubt about our liquidity.

OFF-BALANCE SHEET ARRANGEMENTS

        We have no off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for $301 million of standby letters of credit and guarantees as of December 31, 2005 (shown in the cash requirements table above). The letters of credit are collateralized by $263 million of restricted cash.

RECENTLY ISSUED ACCOUNTING STANDARDS

        See Note 23 of our Year Ended December 31, 2005 Consolidated Financial Statements for a discussion of recently issued accounting standards.

CRITICAL ACCOUNTING ESTIMATES

        In preparing our Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, we must use estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. We regularly evaluate the accounting policies and estimates we use. In general, we base the estimates on historical experience and on assumptions that we believe to be reasonable, given the particular circumstances in which we operate. Actual results may vary from those estimates.

        We consider our critical accounting estimates to be those that (1) involve significant judgments and uncertainties, (2) require estimates that are more difficult for management to determine, and (3) may produce materially different outcomes under different conditions or when using different assumptions. Our critical accounting estimates cover the following areas:

  •
  Recognition of net operating revenues, including contractual allowances.

  •
  Provisions for doubtful accounts.

  •
  Accruals for general and professional liability risks.

  •
  Accrual for litigation losses.

  •
  Impairment of long-lived assets and goodwill.

  •
  Asset retirement obligations.

  •
  Accounting for income taxes.

  •
  Accounting for stock-based compensation.

  REVENUE RECOGNITION

        We recognize net operating revenues in the period in which services are performed. Net operating revenues consist primarily of net patient service revenues that are recorded based on established billing rates (i.e., gross charges), less estimated discounts for contractual allowances (principally for patients covered by Medicare, Medicaid and managed care and other health plans and uninsured patients under the Compact).

        Revenues under the traditional fee-for-service Medicare and Medicaid programs are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues, which were more prevalent in earlier periods, and certain other payments, such as disproportionate share, GME, IME and bad debt expense, which are based on our hospitals' cost reports, are estimated using historical trends and current factors. Cost report settlements under these programs are subject to audit by Medicare and Medicaid auditors and administrative and judicial review, which can take several years until final settlement of such matters are determined and completely resolved. Because the laws, regulations, instructions and rule interpretations governing Medicare and Medicaid reimbursement are complex and change frequently, the estimates recorded by us could change by material amounts.

        Prior to the fourth quarter of 2003, we recorded estimates for contractual allowances and cost report settlements based on amounts generated from information accumulated from various accounting and information systems. Adjustments to these accruals were generally made upon the final settlement of Medicare and Medicaid cost reports. In the fourth quarter of 2003, we completed the implementation of a new system and estimation process for recording Medicare net patient revenue and estimated cost report settlements. This resulted in a refinement in recording the accruals to more closely reflect the expected final settlements on our cost reports. For filed cost reports, we now record the accrual based on those cost reports and subsequent activity, and record a valuation allowance against those cost reports based on historical settlement trends. The accrual for periods for which a cost report is yet to be filed is now recorded based on estimates of what we expect to report on the filed cost reports and a corresponding valuation allowance is recorded as previously described. Cost reports must be filed generally within five months after the end of the annual cost report reporting period. After the cost report is filed, the accrual and corresponding valuation allowance may need to be adjusted.

        Revenues under managed care plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates and/or other similar contractual arrangements. These revenues are also subject to review and possible audit by the payers. The payers are billed for patient services on an individual patient basis. An individual patient's bill is subject to adjustment on a patient-by-patient basis in the ordinary course of business by the payers following their review and adjudication of each particular bill. We estimate the discounts for contractual allowances at the individual hospital level utilizing billing data on an individual patient basis. At the end of each month, on an individual hospital basis, we attempt to estimate our expected reimbursement for patients of managed care plans based on the applicable contract terms. These estimates are continuously reviewed for accuracy by taking into consideration known contract terms as well as payment history. Although we do not separately accumulate and disclose the aggregate amount of adjustments to the estimated reimbursements for every patient bill, we believe our estimation and review process enables us to identify instances on a timely basis where such estimates need to be revised. We do not believe there were any adjustments to estimates of individual patient bills that were material to our revenues. In addition, on a corporate-wide basis, we do not record any general provision for adjustments to estimated contractual allowances for managed care plans.

        Revenues related to self-pay patients may qualify for a discount under the Compact, whereby the gross charges based on established billing rates would be reduced by an estimated discount for contractual allowance.

        We believe that adequate provision has been made for any adjustments that may result from final determination of amounts earned under all the above arrangements. We know of no material claims, disputes or unsettled matters with any payers that would affect our revenues for which we have not adequately provided for in our Consolidated Financial Statements.

  PROVISIONS FOR DOUBTFUL ACCOUNTS

        Our policy is to attempt to collect amounts due from patients, including co-payments and deductibles due from patients with insurance, at the time of service while complying with all federal and state laws and regulations, including, but not limited to, the Emergency Medical Treatment and Labor Act ("EMTALA"). Generally, as required by EMTALA, patients may not be denied emergency treatment due to inability to pay. Therefore, until the legally required medical screening examination is complete and stabilization of the patient has begun, services are performed prior to the verification of the patient's insurance, if any. In non-emergency circumstances or for elective procedures and services, it is our policy to verify insurance prior to a patient being treated.

        We provide for an allowance against accounts receivable that could become uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. We estimate this allowance based on the aging of our accounts receivables by hospital, our historical collection experience by hospital and for each type of payer, and other relevant factors.

        Our practice is to write-down self-pay accounts receivable, including accounts related to the co-payments and deductibles due from patients with insurance, to their estimated net realizable value at the time of billing. Generally, uncollected balances are assigned to our in-house collection agency between 120 to 180 days, once patient responsibility has been identified. When accounts are assigned for collections by the hospital, the accounts are completely written off the hospital's books through the provision for doubtful accounts, and an estimated future recovery amount is calculated and recorded as a receivable on the hospital's books at the same time. The estimated future recovery amount is adjusted based on the aging of the accounts and changes to actual recovery rates. The estimated future recovery amount for self-pay accounts is gradually written down whereby it is fully reserved if the amount is not paid within two years after the account is assigned to our in-house collection agency.

        Historically, managed care accounts receivable were gradually written down to their estimated net realizable value as they aged through the provision for doubtful accounts and were generally assigned to our in-house collection agency after 180 days with an estimated future recovery amount established on the hospital's books at the time of assignment. The estimated future recovery amount is adjusted based on the aging of the accounts and changes to actual recovery rates. The estimated future recovery amount for managed care accounts receivable is gradually written down whereby it is fully reserved if the amount is not paid within two years after the account was assigned to our in-house collection agency. Managed care accounts are now collected through our hospital-based business offices or regional business offices, whereby the account balances remain in the hospital's billing system and on the hospital's books, and are adjusted based on an analysis of the net realizable value as they age. Managed care accounts collected through our hospital-based business offices or regional business offices are gradually written down whereby they are fully reserved if the accounts are not paid within one year.

        During 2003 and 2004, our procedures for estimating the net realizable value of accounts identified unfavorable trends in collection experience for both self-pay and managed care accounts. We believe this trend in self-pay is due to a combination of broad economic factors, including unemployment levels, reductions in state Medicaid budgets, increasing numbers of individuals and employers who choose not to purchase insurance, and the increasing burden of co-payments and deductibles to be made by patients instead of insurers. Additionally, many of these patients, who delay or do not seek routine medical care because of the costs, are being admitted through the emergency department and often require more costly care, resulting in higher billings, which are the least collectible of all accounts. These factors cause a change in our business mix as admissions of uninsured and underinsured patients grow.

        Changes in the collectibility of aged managed care accounts receivable are ongoing and impact our provision for doubtful accounts. We continue to experience payment pressure from managed care companies concerning amounts of past billings. We aggressively pursue collection of these accounts receivable using all means at our disposal, including arbitration and litigation, but we may not be successful.

  ACCRUALS FOR GENERAL AND PROFESSIONAL LIABILITY RISKS

        We record reserves for professional and general liability claims when they are probable and reasonably estimable. We maintain reserves, which are based on actuarial estimates by an independent third party, for the portion of our professional liability risks, including incurred but not reported claims, to the extent we do not have insurance coverage. Our estimated liability is based on a number of factors, including the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimates of incurred but not reported claims based on historical experience, the timing of historical payments and risk-free discount rates used to determine the present value of future cash flows.

        Our estimated reserve for professional and general liability claims will change significantly if future claims differ from historical trends. In addition, because of the complexity of the claims, the extended period of time to settle the claims and the wide range of potential outcomes, our ultimate liability for professional and general liability claims could change materially from our current estimates.

  ACCRUALS FOR LITIGATION LOSSES

        We record reserves for litigation losses in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS 5"). Under SFAS 5, a loss contingency is recorded if a loss is probable and reasonably estimable. We record probable loss contingencies based on the best estimate of the loss. If a range of loss can be reasonably estimated but no single amount within the range appears to be a better estimate than any other amount within the range, the minimum amount in the range is accrued. These estimates are often initially developed earlier than when the ultimate loss is known, and the estimates are adjusted if additional information becomes known.

  IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

        We evaluate our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows. However, there is an evaluation performed at least annually. We base the measurement of the amount of the impairment, if any, on independent appraisals, established market values of comparable assets or internal estimates of future net cash flows expected to result from the use and ultimate disposition of the asset. The estimates of these future cash flows are based on assumptions and projections we believe to be reasonable and supportable. They require our subjective judgments and take into account assumptions about revenue and expense growth rates. These assumptions may vary by type of facility.

        We report long-lived assets to be disposed of at the lower of their carrying amounts or fair values less costs to sell or close. In such circumstances, our estimates of fair value are based on independent appraisals, established market prices for comparable assets or internal estimates of future net cash flows.

        Goodwill represents the excess of costs over the fair value of assets of businesses acquired. Goodwill and other intangible assets acquired in purchase business combinations and determined to have indefinite useful lives are not amortized, but instead are subject to impairment tests performed at least annually. For goodwill, we perform the test at the reporting unit level, as defined by appropriate accounting standards, when events occur that require an evaluation to be performed or at least annually. If we find the carrying value of goodwill to be impaired, or if the carrying value of a business that is to be sold or otherwise disposed of exceeds its fair value, then we reduce the carrying value, including any allocated goodwill, to fair value. Estimates of fair value are based on independent appraisals, established market prices for comparative assets or internal estimates of future net cash flows.

  ASSET RETIREMENT OBLIGATIONS

        We recognize the fair value of a liability for legal obligations associated with asset retirements in the period in which it is incurred, in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") and Financial Accounting Standards Board Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," if a reasonable estimate of the fair value of the obligation can be made. When the liability is initially recorded, we capitalize the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost associated with the retirement obligation is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to settle the asset retirement obligation and the liability recorded is recognized as a gain or loss in the Consolidated Statement of Operations.

        The calculation of the asset retirement obligation is a critical accounting estimate because factors used in calculating the obligation can change, which could result in larger or smaller estimated obligations that could have a significant impact on our results of operations and financial condition. The significant assumptions and estimates used in the calculation include the following:

  •
  Estimated settlement date of the obligation—The year when the asset is no longer deemed to have any future useful life, and the facility or asset is closed, or otherwise disposed of, is when final settlement of the obligation is estimated to occur, and is generally based on the remaining years of useful life of our facilities or the expiration of a lease. Changes in demand, competing facilities, economic conditions, technology advancements, state regulations and availability of physicians, nurses and staff can affect the estimated settlement date.

  •
  Retirement obligation costs—Estimated based on our knowledge of the applicable laws and regulations, known facts and circumstances of specific obligations, and cost estimates obtained from industry consultants or our knowledge and past experience.

  •
  Asbestos presence—The estimated amount of asbestos in our facilities was determined by our construction staff based on their knowledge of the architectural state of the facility, the age of the facility and whether any renovation had recently occurred. Due to facilities changing ownership several times and our experience during renovations of inconsistent use of building materials, it cannot be known with certainty the exact amount of asbestos present or the exact location of all asbestos that may need to be remediated.

  •
  Inflation rate—The inflation rate applied to current remediation costs is used to estimate the future value of the remediation costs at the time the retirement obligation is estimated to be settled. We have assumed an inflation rate of 5% based on the nature of the retirement obligations.

  •
  Discount rate—The estimated costs at the anticipated settlement date are discounted back to the year the asset was built or acquired to determine the amount of the obligation when it was incurred. The estimate of the initial obligation has been accreted to the current date in accordance with SFAS 143. The discount rate represents our credit-adjusted, risk-free rate of interest, which is estimated to be 9.5%.

        Using these estimates and assumptions, the cumulative effect of the change in accounting principle, fixed asset cost, accumulated depreciation and the asset retirement obligation were calculated for each of our facilities that have known asset retirement obligations. Subsequent changes to these assumptions will affect the annual depreciation and accretion expenses.

  ACCOUNTING FOR INCOME TAXES

        We account for income taxes using the asset and liability method in accordance with SFAS 109. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

        Developing our provision for income taxes and analysis of potential tax exposure items requires significant judgment and knowledge of federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets.

        We assess the realization of our deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, we determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The main factors that we consider include:

  •
  cumulative losses in recent years;

  •
  income/losses expected in future years;

  •
  unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels;

  •
  the availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits;

  •
  the carryforward period associated with the deferred tax assets and liabilities; and

  •
  prudent and feasible tax-planning strategies.

        While we believe we have provided adequately for our income tax receivables or liabilities in our Consolidated Financial Statements, adverse determinations by taxing authorities or changes in tax laws and regulations could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

  ACCOUNTING FOR STOCK-BASED COMPENSATION

        We account for the cost of stock-based compensation using the fair-value method recommended by SFAS No. 123 "Accounting for Stock-based Compensation", under which the cost of stock option grants and other incentive awards to employees, directors, advisors and consultants generally is measured by the fair value of the awards on their grant date and is recognized over the vesting periods of the awards, whether or not the awards had any intrinsic value during the period. We estimate the fair value of stock option grants as of the date of each grant, using a Black-Scholes option-pricing model. This model incorporates our reasoned assumptions regarding (1) the expected volatility of our common stock price, (2) estimated risk-free interest rates, and (3) the expected dividend yield, if any, all over the expected lives of the respective options. We do not adjust the model for non-transferability, risk of forfeiture or the vesting restrictions of the option—all of which would reduce the option value if factored into our calculations. The most critical of the above assumptions in our calculations of fair value is the expected life of an option, because it, in turn, is a principal part of our calculations of expected volatility and interest rates. Accordingly, we reevaluate our estimate of expected life at each major grant date. Our reevaluation is based on recent exercise patterns and is reviewed from time to time by an outside, independent consulting firm.

Quarter Ended March 31, 2006

INTRODUCTION TO MANAGEMENT'S DISCUSSION AND ANALYSIS

        The purpose of this section, Management's Discussion and Analysis of Financial Condition and Results of Operations, is to provide a narrative explanation of our financial statements that enables investors to better understand our business, to enhance our overall financial disclosures, to provide the context within which financial information may be analyzed, and to provide information about the quality of, and potential variability of, our results of operations and cash flows. Unless otherwise indicated, all financial and statistical information included herein relates to our continuing operations, with dollar amounts expressed in millions (except per-share amounts). This information should be read in conjunction with the accompanying Condensed Consolidated Financial Statements. It includes the following sections:

  •
  Executive Overview

  •
  Sources of Revenue

  •
  Results of Operations

  •
  Liquidity and Capital Resources

  •
  Off-Balance Sheet Arrangements

  •
  Critical Accounting Estimates

EXECUTIVE OVERVIEW

  SIGNIFICANT CHANGES AND INITIATIVES

        During 2006, we plan to continue to focus on the execution of our turnaround strategies. We are dedicated to improving our patients', shareholders' and other stakeholders' confidence in us. We believe we will do that by providing quality care and generating positive growth and earnings at our hospitals.

        Key developments include:

  •
  Settlement of Securities Lawsuit and Derivative Litigation—In January 2006, we reached agreements in principle to settle a federal securities class action lawsuit brought against us on behalf of certain purchasers of Tenet securities, as well as shareholder derivative litigation brought by certain shareholders. We agreed to pay $215 million to settle the securities class action. In March 2006, we paid $140 million toward that amount, and our insurance for directors and officers contributed the remaining $75 million. The final approval hearing for the securities class action settlement is scheduled for May 26, 2006. Also in March 2006, we paid a $5 million award of attorneys' fees in connection with the settlement of the shareholder derivative litigation, for which we received final court approval on May 4, 2006. A net charge of $140 million was recorded in the fourth quarter of 2005 for the estimated settlement, and the $5 million of attorneys' fees was recorded as a charge during the three months ended March 31, 2006.

  •
  Settlement with the Florida Attorney General—On February 21, 2006, we announced that we had reached a broad agreement with the Attorney General of the State of Florida to settle three separate matters: (1) the investigation of physician relationships and coding at our Florida hospitals by the Florida Medicaid Fraud Control Unit ("FMFCU"); (2) the civil RICO action brought by the Florida Attorney General and 13 Florida county hospital districts, health care systems and non-profit corporations; and (3) the FMFCU's investigation of our Florida Medical Center. As part of the settlement, we paid a total of $7 million in March 2006, which we recorded as a charge in the quarter ended December 31, 2005. This includes $4 million to establish a fund to pay for care of indigent, uninsured patients at the 13 county hospital districts and health care systems in Florida who were party to the lawsuit, and it also includes a $3 million payment to be allocated among the FMFCU and public hospitals in Florida.

  •
  Sale of Gulf Coast Medical Center—On April 17, 2006, we announced the signing of a definitive agreement to sell Gulf Coast Medical Center in Biloxi, Mississippi for net after-tax proceeds of approximately $16 million, including the liquidation of working capital.

  •
  Changes to Operating Structure—We recently announced several changes to our operating structure, as described in Note 14 to our Quarter Ended March 31, 2006 Condensed Consolidated Financial Statements. These changes are intended to focus the efforts of our regional managers on growth and business development opportunities by reducing the number of hospitals they individually supervise, enhance our hospital management structure and improve our focus on local market development.

  •
  Strategic Development of Outpatient Services—On May 3, 2006, we announced that we had formed a national strategic development group to focus on our freestanding and hospital-based outpatient services and facilities. We currently operate more than 40 imaging and diagnostic centers, more than 20 ambulatory surgery centers and a number of other outpatient facilities. In addition, we have more than 20 outpatient projects currently in development, most of them on the campuses of our hospitals. The strategic group's goal is to ensure that each of our hospitals and markets is actively pursuing multiple outpatient growth opportunities.

  •
  Settlement Reached with Insurance Carrier—We recently reached a settlement in principle with one of our insurance carriers, in the amount of $45 million, related to our $395 million settlement in 2004 of substantially all of the patient litigation against us and our subsidiaries arising out of allegations that medically unnecessary cardiac procedures were performed at Redding Medical Center. We sought recovery under our excess professional and general liability insurance policies for up to the $275 million aggregate limit of our insurance policies that covered such claims. Our three insurance carriers raised coverage defenses and refused to pay under these policies. In January 2005, we filed for arbitration against the three carriers to resolve the dispute, and proceedings against the other two carriers for up to $200 million are still ongoing.

  SIGNIFICANT CHALLENGES

        We believe we have continued to make progress in executing our turnaround strategy. However, our performance this quarter was impacted by a combination of challenges specific to us and significant industry trends. Below is a summary of these items:

  Company Specific Challenges

        Volume Decline—Our total-hospital volumes were negatively impacted by the effects of Hurricane Katrina in late August 2005 on our Gulf Coast operations and surrounding communities and will likely continue to be negatively impacted in future periods. As a result, we have excluded our six Gulf Coast hospitals and our imaging centers in New Orleans from our same-hospital statistics in order to provide a comparable basis for assessing our operating results. Our admissions and outpatient visits decreased in the quarter ended March 31, 2006 compared to the prior-year quarter on this same-hospital basis. We believe the reasons for the volume declines include, but are not limited to, the impact of our litigation and government investigations, physician attrition, increased competition and managed care contract negotiations or terminations. We are taking a number of steps to address the problem of volume decline. The most important of these is centered around understanding the needs of physicians who admit patients both to our hospitals and to our competitors' hospitals and responding to those needs with changes and improvements in our hospitals and operations. We are also conducting clinical service line market demand analysis and profitability assessments to determine which services are highly valued that can be emphasized and marketed to improve results.

        Our Commitment to Quality ("C2Q") initiative, which we launched in 2003, should help position us to competitively meet the volume challenge. We are working with physicians to implement the most current evidence-based techniques to improve the way we provide care. Our hospitals have improved substantially in quality metrics reported by the government and have been recognized by several managed care companies for their quality of care. We believe that these improvements will have the effect of increasing physician and patient satisfaction, potentially improving volumes as a result.

        Litigation and Investigations—Although we have settled several legacy issues, we continue to defend ourselves against a significant amount of litigation, and we are cooperating with a number of governmental investigations. We also continue to seek resolution of certain matters without litigation where appropriate and cost-effective. See Note 10 to the Quarter Ended March 31, 2006 Condensed Consolidated Financial Statements for a summary of material litigation and investigations and Legal Proceedings.

  Significant Industry Trends

        Bad Debt—Like other organizations in the health care industry, we continue to provide services to a high volume of uninsured patients. Although the discounting components of our Compact with Uninsured Patients ("Compact") have reduced and are expected to continue to reduce our provision for doubtful accounts recorded in our Condensed Consolidated Financial Statements, they are not expected to mitigate the net economic effects of treating uninsured patients. Although the growth rate of uninsured patients did not increase this quarter, we continue to experience a high level of uncollectible accounts. Our collection efforts have improved, and we continue to focus, where applicable, on placement of patients in various government programs such as Medicaid. However, unless our business mix shifts towards a higher level of insured patients, we anticipate this high level of uncollectible accounts to continue.

        Cost Pressures—Labor and supply costs remain a significant cost pressure facing us as well as the industry in general. We have slowed the rates of increase in both labor and supply costs and have been able to contain our unit cost growth below the rate of medical inflation. Maintaining this level of cost control in an environment of declining patient volume will continue to be a challenge.

  RESULTS OF OPERATIONS—OVERVIEW

        Our results of operations for this quarter compared to the same quarter of the prior year reflect the progress we have made in restructuring our operations to focus on a smaller group of general hospitals. Our turnaround timeframe is influenced by industry trends and company-specific challenges that continue to negatively affect our patient volumes, revenue growth and operating expenses. In addition, our turnaround timeframe has been influenced by the impact of Hurricane Katrina. Our future profitability depends on volume growth, reimbursement levels and cost control. Below are some of the financial highlights for the three months ended March 31, 2006 compared to the three months ended March 31, 2005:

  •
  Same-hospital net inpatient revenue per patient day and per admission increased by 7.1% and 5.8%, respectively, primarily due to the effect of newly negotiated levels of reimbursement from our managed care contracts and a higher level of acuity in the current quarter.

  •
  Same-hospital net outpatient revenue per visit increased 5.6%, while same-hospital outpatient visits declined 7.8%. The increase in revenue per visit is due primarily to higher emergency room volume relative to total visits, the effect of newly negotiated levels of reimbursement from our managed care contracts, and the sale or closure of certain home health agencies, hospices and clinics in the prior year, which businesses typically generate lower revenue per visit amounts than other outpatient services.

  •
  Favorable net adjustments for prior-year cost report settlements and cost report valuation allowances, primarily related to Medicare and Medicaid, of $23 million in the current quarter compared to unfavorable net adjustments of $1 million in the prior-year quarter. Based on updated historical cost report settlement trends and refinements to estimate such trends, the current quarter amount includes a favorable adjustment of $17 million pre-tax, $11 million after tax ($0.02 per share), as a result of a change in estimate of the valuation allowances necessary for prior-year cost report periods not yet audited and settled by our fiscal intermediary.

  •
  Earnings per diluted share from continuing operations were $0.03 in the current quarter compared to earnings per diluted share of $0.04 in the prior-year quarter.

        The table below shows the pretax and after-tax impact on continuing operations for the three months ended March 31, 2006 and 2005 of the following items:

	Three Months Ended March 31,
	2006	2005
	(Expense) Income
Impairment and restructuring charges	$(1)	$(9)
Costs of litigation and investigations	(16)	(8)
Loss from hurricanes and related costs	(5)	—
Loss from early extinguishment of debt	—	(15)

Pretax impact	$(22)	$(32)
Deferred tax asset valuation allowance	$7	$22
Total after-tax impact	$(6)	$1
Diluted per-share impact of above items	$(0.01)	$—
Diluted earnings per share, including above items	$0.03	$0.04

  LIQUIDITY AND CAPITAL RESOURCES—OVERVIEW

        Net cash used in operating activities was $321 million in the three months ended March 31, 2006 compared to net cash provided by operating activities of $516 million in the three months ended March 31, 2005. The principal reasons for the change were:

  •
  an income tax refund of $537 million received in March 2005;

  •
  $145 million in payments in March 2006 in connection with the settlement of the securities class action lawsuit and shareholder derivative litigation;

  •
  an additional $29 million of interest expense payments in the current quarter due to debt issuances in January 2005;

  •
  a negative change of $53 million in cash used by discontinued operations primarily as a result of a lower amount of collections on accounts receivable in the current quarter due to a majority of account collections occurring shortly after hospital divestiture dates, and a greater number of hospital divestitures occurring in 2004; and

  •
  an additional $44 million of 401(k) matching contributions due to a full year of contribution matching in the three months ended March 31, 2006 compared to six months of contribution matching in the three months ended March 31, 2005 (effective July 1, 2004, we changed to an annual matching of employee 401(k) plan contributions for participants actively employed on December 31, as opposed to matching such contributions each pay period).

        Cash flows from operating activities in the first quarter of any year, excluding non-recurring items, is usually lower than in subsequent quarters during the year, primarily due to the timing of working capital requirements during the first quarter, including our annual 401(k) matching contributions.

        Purchases of property and equipment were $117 million and $96 million during the three months ended March 31, 2006 and 2005, respectively. Proceeds from the sales of facilities, investments and other assets during the three months ended March 31, 2006 and 2005 aggregated $26 million and $76 million, respectively.

        In January 2005, we sold $800 million of unsecured 9 1/4% senior notes with registration rights in a private placement. The net proceeds from the sale of the senior notes were approximately $773 million after deducting discounts and related expenses. We used a portion of the proceeds in February 2005 for the early redemption of the remaining $400 million aggregate principal amount outstanding on our senior notes due in 2006 and 2007, and the balance of the proceeds for general corporate purposes. Our next scheduled maturity of senior notes is now in 2011. From time to time, we expect to engage in various capital markets, bank credit and other financing activities depending on our needs and financing alternatives available at the time.

        We are currently in compliance with all covenants and conditions in our letter of credit facility and the indentures governing our senior notes. (See Note 5 to the Quarter Ended March 31, 2006 Condensed Consolidated Financial Statements.) At March 31, 2006, we had approximately $196 million of letters of credit outstanding under the letter of credit facility, which were fully collateralized by $263 million of restricted cash on our Condensed Consolidated Balance Sheet. In addition, we had $975 million of unrestricted cash and cash equivalents on hand as of March 31, 2006.

SOURCES OF REVENUE

        We receive revenues for patient services from a variety of sources, primarily, the federal Medicare program, state Medicaid programs, managed care payers (including preferred provider organizations and health maintenance organizations), indemnity-based health insurance companies, and self-pay patients (patients who do not have health insurance and are not covered by some other form of third-party arrangement).

        The table below shows the sources of net patient revenues for our general hospitals, expressed as percentages of net patient revenues from all sources:

	Three Months Ended March 31,
	2006	2005	Increase (Decrease)(1)
Medicare	28.3%	28.2%	0.1%
Medicaid	8.5%	8.1%	0.4%
Managed care(2)	51.1%	50.6%	0.5%
Indemnity, self-pay and other	12.1%	13.1%	(1.0)%

(1)
The change is the difference between the 2006 and 2005 amounts shown.
(2)
Includes Medicare Advantage managed care and Medicaid managed care.

        The decrease in indemnity, self-pay and other net patient revenues during 2006 is due primarily to the implementation of the discounting components of the Compact. Our payer mix on an admissions basis for our general hospitals, expressed as a percentage of total same-hospital admissions from all sources, is shown below:

	Three months ended March 31,
Admissions from:	2006	2005	Increase (Decrease)
Medicare	34.2%	35.4%	(1.2)%
Medicaid	12.9%	12.9%	—%
Managed care	44.6%	43.8%	0.8%
Indemnity, self-pay and other	8.3%	7.9%	0.4%

  GOVERNMENT PROGRAMS

        The Medicare program, the nation's largest health insurance program, is administered by the Centers for Medicare and Medicaid Services ("CMS") of the U.S. Department of Health and Human Services. Medicare is a health insurance program primarily for individuals 65 years of age and older, certain younger people with disabilities, and people with end-stage renal disease, and is provided without regard to income or assets. Medicaid is a program that pays for medical assistance for certain individuals and families with low incomes and resources, and is jointly funded by the federal government and state governments. Medicaid is the largest source of funding for medical and health-related services for the nation's poorest and most vulnerable populations.

        These government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease payments from these government programs in the future, as well as affect the cost of providing services to our patients and the timing of payments to our facilities. We are unable to predict the effect of future government health care funding policy changes on our operations. If the rates paid by governmental payers are reduced, if the scope of services covered by governmental payers is limited, if we are required to pay substantial amounts in settlement pertaining to government programs, or if we, or one or more of our subsidiaries' hospitals, are excluded from participation in the Medicare or Medicaid program or any other government health care program, there could be a material adverse effect on our business, financial position, results of operations or cash flows. The government is investigating various matters, including Medicare outlier payments we received in prior years, as discussed under Legal Proceedings.

  Medicare

        Medicare offers beneficiaries different ways to obtain their medical benefits. One option, the Traditional Medicare Plan, is a fee-for-service payment system. The other option, called Medicare Advantage (formerly Medicare + Choice), includes managed care, preferred provider organization, private fee-for-service and specialty plans. The major components of our net patient revenues for services provided to patients enrolled in the Traditional Medicare Plan for the three months ended March 31, 2006 and 2005 are set forth in the table below:

	Three Months Ended March 31,
Revenue Descriptions
	2006	2005
Diagnosis-related	$379	$393
Diagnosis-related group—capital	38	41
Outlier	24	20
Outpatient	101	108
Disproportionate share	58	58
Direct Graduate and Indirect Medical Education	32	33
Psychiatric, rehabilitation and skilled nursing facilities and other(1)	22	43
Adjustments for cost report valuation allowances and prior-year cost report settlements	20	1

Total Medicare net patient revenues	$674	$697

(1)
The other revenue category includes one prospective payment system ("PPS")-exempt cancer hospital, one long-term acute care hospital, other revenue adjustments and adjustments related to the current year cost reports.

  Medicaid

        Medicaid programs are funded by both the federal government and state governments. These programs and the reimbursement methodologies are administered by the states and vary from state to state.

        Estimated payments under various state Medicaid programs, excluding state-funded managed care programs, constituted approximately 8.5% and 8.1% of our net patient revenues for the three months ended March 31, 2006 and 2005, respectively. These payments are typically based on fixed rates determined by the individual states. We also receive disproportionate-share payments under various state Medicaid programs. For both the three months ended March 31, 2006 and 2005, our disproportionate-share payments and other state-funded subsidies were approximately $17 million.

        Many states in which we operate are facing budgetary challenges that pose a threat to Medicaid funding levels to hospitals and other providers. We expect these challenges to continue; however, we cannot predict the extent of the impact of the states' budget reductions, if any, on our hospitals. Also, new Medicaid programs or any changes to existing programs could materially impact Medicaid payments to our hospitals.

  Regulatory and Legislative Changes

        There have been no material changes to the information in our Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 about the Medicare and Medicaid programs, except as set forth below:

  Annual Update to the Medicare Inpatient Prospective Payment System

        Under Medicare law, CMS is required annually to update certain rules governing the inpatient prospective payment system ("IPPS"). The updates generally become effective October 1, the beginning of the federal fiscal year ("FFY"). On April 12, 2006, CMS issued the Proposed Changes to the Hospital Inpatient Prospective Payment Systems and FFY 2007 Rates ("Proposed Rule"). The Proposed Rule includes the following payment policy changes:

  •
  A market basket increase currently estimated at 3.4% for diagnosis-related group ("DRG") operating payments for hospitals reporting specified quality measure data;

  •
  An increase of market basket minus 2.0% for hospitals not supplying quality measure data;

  •
  A 0.9% increase in the capital federal DRG rate;

  •
  A change in the methodology CMS uses for calculating the DRG relative weights from a charge basis to a hospital-specific relative value cost basis;

  •
  An increase in FFY 2008 in the number of DRGs to "better" reflect the relative intensity of treating Medicare beneficiaries (CMS is reserving the right to implement this proposal earlier than 2008); and

  •
  An increase in the cost outlier threshold from $23,600 to $25,530.

        CMS projects that the combined impact of the proposed payment and policy changes will yield an average 3.4% increase in payments for hospitals in large urban areas (populations over 1 million). However, based on an analysis of the impact of the Proposed Rule on our hosiptals, the proposed payment and policy changes may result in an estimated increase in our Medicare revenues of approximately $50 million. Using the impact percentages in the Proposed Rule for hospitals in large urban areas applied to our Medicare IPPS payments for the six months ended March 31, 2006, the annual impact for all changes in the Proposed Rule on our hospitals may result in an estimated increase in our Medicare revenues of approximately $58 million. Because of the uncertainty regarding the proposals and other factors that may influence our future IPPS payments, including admission volumes, length of stay and case mix, we cannot provide any assurances regarding either of these estimates.

  PRIVATE INSURANCE

  Managed Care

        We currently have thousands of managed care contracts with various health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). HMOs generally maintain a full-service health care delivery network comprised of physician, hospital, pharmacy and ancillary service providers that HMO members must access through an assigned "primary care" physician. The member's care is then managed by his or her primary care physician and other network providers in accordance with the HMO's quality assurance and utilization review guidelines so that appropriate health care can be efficiently delivered in the most cost-effective manner. HMOs typically provide no benefit or reimbursement to their members who use non-contracted health care providers.

        PPOs generally offer limited benefits to members who use non-contracted health care providers. PPO members who use contracted health care providers receive a preferred benefit, typically in the form of lower co-payments or deductibles. As employers and employees have demanded more choice, managed care plans have developed hybrid products that combine elements of both HMO and PPO plans.

        The amount of our net patient revenue under managed care contracts during both the three months ended March 31, 2006 and 2005 was $1.2 billion, and is anticipated to be approximately $5 billion for our continuing operations in 2006. Approximately 59% of our managed care net patient revenues during 2006 were derived from our top ten managed care payers. At March 31, 2006 and December 31, 2005, approximately 56% and 58%, respectively, of our net accounts receivable related to continuing operations were due from managed care payers.

        The table below shows the managed care admissions by type for our general hospitals, expressed as percentages of total managed care admissions:

	Three Months Ended March 31,
	2006	2005
Non-governmental	62.9%	64.9%
Governmental	37.1%	35.1%

        A majority of our managed care contracts are "evergreen" contracts. Evergreen contracts extend automatically every year, but may be renegotiated or terminated by either party after giving 90 to 120 days notice. National payers generate approximately 42% of our total net managed care revenues, although these agreements are often negotiated on a local or regional basis. The remainder comes from regional or local payers. During the twelve-month period ended March 31, 2006, we renewed or renegotiated managed care contracts representing approximately 80% of our annual managed care revenues.

        Generally, managed care plans prefer fixed, predictable rates in their contracts with health care providers. Managed care plans seeking to pay fixed and predictable rates frequently pay for hospital services on a capitation, DRG or per diem basis. Capitation is the least common of the three fixed payment methods. Under capitation, the hospital is paid a fixed amount per HMO member each month for all the hospital care of a specific group of members. Managed care plans also pay hospitals a fixed fee based upon the DRG assigned to each patient. The DRG is a health care industry code that is based upon the patients' diagnosis at time of discharge. HMOs and PPOs may also reimburse hospitals on a "per day" or "per diem" basis. Under a per diem payment arrangement, the hospital is reimbursed a fixed amount for every day of hospital care delivered to a member. Per diem payment arrangements generally represent less financial risk to a hospital than capitation payment arrangements because the amount paid varies with the number of days of care provided to each patient. The financial risk of per diem agreements is further mitigated by the fact that most contracts with per diem payment arrangements also contain some form of "stop-loss" provision that allows for higher reimbursement rates for difficult medical cases where the hospital's billed charges exceed a certain threshold amount. The majority of our managed care contracts are per diem and DRG contracts with stop-loss payment components as well.

        Significant progress has been made to transition key managed care payers to contracts that use fixed, predictable market-based per diems and/or DRG methodology and that are less dependent on stop-loss payments, and that provide for market-based rate escalators and terms and conditions designed to help us reduce our provision for doubtful accounts.

        In the past, our managed care policy was developed and implemented almost exclusively at the local hospital or regional level. However, we now have a team at the corporate level to develop a strategy to support our hospitals in their managed care relationships and provide a more consistent message to payers that will focus on performance management and assessment.

        Our approach to managed care is built around the development of key competencies in the following areas: (1) strategy, policy and initiatives; (2) individualized key payer strategies; (3) managed care economics; (4) regional contracting support for our hospital regions; and (5) centralized data base management, which enhances our ability to effectively model contract terms and conditions for negotiations, and improves the efficiency and accuracy of our billing procedures.

  Indemnity

        An indemnity-based agreement generally requires the insurer to reimburse an insured patient for health care expenses after those expenses have been incurred by the patient, subject to an increasing number of policy conditions and exclusions. Unlike an HMO member, a patient with indemnity insurance is free to control his or her utilization of health care and selection of health care providers.

  SELF-PAY PATIENTS

        Self-pay patients are patients who do not qualify for government programs payments, such as Medicare and Medicaid, and who do not have some form of private insurance, and are, therefore, responsible for their own medical bills. A significant portion of our self-pay patients is being admitted through our hospitals' emergency departments and often require high-acuity treatment. High-acuity treatment is more costly to provide and, therefore, results in higher billings, which are the least collectible of all accounts. We believe our level of self-pay patients has been higher in the last two years than previous periods due to a combination of broad economic factors, including reductions in state Medicaid budgets, increasing numbers of individuals and employers who choose not to purchase insurance, and an increased burden of co-payments and deductibles to be made by patients instead of insurers.

        Self-pay accounts pose significant collectibility problems. At March 31, 2006 and December 31, 2005, approximately 5% and 6%, respectively, of our net accounts receivable related to continuing operations are due from self-pay patients. The decrease in this percentage is attributable to a higher number of accounts under our Compact. A significant portion of our provision for doubtful accounts relates to self-pay patients. We are taking multiple actions in an effort to mitigate the effect on us of the high level of uninsured patients and the related economic impact. These initiatives include conducting detailed reviews of intake procedures in hospitals facing the greatest pressures, and enhancing and updating intake best practices for all of our hospitals. Hospital-specific reports detailing collection rates by type of patient were developed to help the hospital management teams better identify areas of vulnerability and opportunities for improvement. Also, we have completely redesigned our self-pay collection workflows, enhanced technology and improved staff training in an effort to increase collections.

        Over the longer term, several other initiatives we have previously announced should also help address this challenge. For example, our Compact, which is discussed in Note 2 to the Quarter Ended March 31, 2006 Condensed Consolidated Financial Statements, is enabling us to offer lower rates to uninsured patients who historically have been charged standard gross charges.

        We also provide charity care to patients who are financially unable to pay for the health care services they receive. Most patients who qualify for charity care are charged a per diem amount for services received, subject to a cap. Except for the per diem amounts, our policy is not to pursue collection of amounts determined to qualify as charity care; and, therefore, we do not report these amounts in net operating revenues or in provision for doubtful accounts. For the three months ended March 31, 2006 and 2005, $172 million and $155 million of charity care gross charges were excluded from net operating revenues and provision for doubtful accounts, respectively.

RESULTS OF OPERATIONS

        The following two tables show a summary of our net operating revenues, operating expenses and operating income from continuing operations, both in dollar amounts and as percentages of net operating revenues, for the three months ended March 31, 2006 and 2005:

	Three Months Ended March 31,
	2006	2005
Net operating revenues:
General hospitals	$2,375	$2,444
Other operations	39	57

Net operating revenues	2,414	2,501
Operating expenses:
Salaries, wages and benefits	1,075	1,124
Supplies	449	457
Provision for doubtful accounts	138	167
Other operating expenses	536	527
Depreciation	83	90
Amortization	7	6
Impairment and restructuring charges	1	9
Loss from hurricanes and related costs	5	—
Costs of litigation and investigations	16	8
Loss from early extinguishment of debt	—	15

Operating income	$104	$98

	Three Months Ended March 31,
	2006	2005
Net operating revenues:
General hospitals	98.4%	97.7%
Other operations	1.6%	2.3%

Net operating revenues	100.0%	100.0%
Operating expenses:
Salaries, wages and benefits	44.5%	44.9%
Supplies	18.6%	18.3%
Provision for doubtful accounts	5.7%	6.7%
Other operating expenses	22.2%	21.1%
Depreciation	3.4%	3.6%
Amortization	0.3%	0.2%
Impairment and restructuring charges	0.1%	0.4%
Loss from hurricanes and related costs	0.2%	—%
Costs of litigation and investigations	0.7%	0.3%
Loss from early extinguishment of debt	—%	0.6%

Operating income	4.3%	3.9%

        Net operating revenues of our continuing general hospitals include inpatient and outpatient revenues, as well as nonpatient revenues (primarily rental income, management fee revenue and income from services such as cafeterias, gift shops and parking) and other miscellaneous revenue. Net operating revenues of other operations consist primarily of revenues from (1) physician practices,

(2) rehabilitation hospitals and long-term-care facilities located on or near the same campuses as our general hospitals and (3) equity in earnings of unconsolidated affiliates that are not directly associated with our general hospitals.

        Net operating revenues from our other operations were $39 million and $57 million for the three months ended March 31, 2006 and 2005, respectively. Equity earnings (loss) of unconsolidated affiliates, included in our net operating revenues, were $(3) million and $2 million for the three months ended March 31, 2006 and 2005, respectively. As we continue to focus on our general hospital operations, the revenue attributable to our other operations may continue to decrease.

        The table below shows certain selected historical operating statistics for our continuing general hospitals:

	Three Months Ended March 31,
	2006	2005	Increase (Decrease)
Net inpatient revenues(2)	$1,677	$1,701	(1.4)%
Net outpatient revenues(2)	$664	$709	(6.3)%
Number of general hospitals (at end of period)	69	69	—	(1)
Licensed beds (at end of period)	17,851	17,941	(0.5)%
Average licensed beds	17,851	17,924	(0.4)%
Utilization of licensed beds(5)	53.3%	57.9%	(4.6	)(1)%
Patient days	855,620	934,203	(8.4)%
Equivalent patient days(4)	1,191,546	1,291,165	(7.7)%
Net inpatient revenue per patient day	$1,960	$1,821	7.6%
Admissions(3)	166,426	178,458	(6.7)%
Equivalent admissions(4)	233,356	248,225	(6.0)%
Net inpatient revenue per admission	$10,077	$9,532	5.7%
Average length of stay (days)	5.1	5.2	(0.1	)(1)
Surgeries	117,838	123,101	(4.3)%
Net outpatient revenue per visit	$541	$515	5.0%
Outpatient visits	1,228,199	1,376,156	(10.8)%

(1)
The change is the difference between 2006 and 2005 amounts shown.
(2)
Net inpatient revenues and net outpatient revenues are components of net operating revenues.
(3)
Self-pay admissions represented 3.7% and 3.5% of total admissions for the three months ended March 31, 2006 and 2005, respectively. Charity care admissions represented 1.8% and 1.3% of total admissions for the same periods, respectively.
(4)
Equivalent admissions/patient days represents actual admissions/patient days adjusted to include outpatient services by multiplying actual admissions/patient days by the sum of gross inpatient revenues and outpatient revenues and dividing the result by gross inpatient revenues.
(5)
Utilization of licensed beds represents patient days divided by average licensed beds divided by number of days in the period.

        The table below shows certain selected operating statistics for our continuing general hospitals on a same-hospital basis. Our hospitals in the Gulf Coast area that were operationally impacted by Hurricane Katrina (see Key Developments in Management's Discussion and Analysis of Financial Condition and Results of Operations for year ended December 31, 2005) are excluded from same-hospital statistics for all periods presented.

	Three Months Ended March 31,
	2006	2005	Increase (Decrease)
Net inpatient revenues	$1,642	$1,605	2.3%
Net outpatient revenues	$647	$665	(2.7)%
Number of general hospitals (at end of period)	63	63	—	(1)
Average licensed beds	16,583	16,646	(0.4)%
Patient days	830,002	869,095	(4.5)%
Net inpatient revenue per patient day	$1,978	$1,847	7.1%
Admissions	161,756	167,253	(3.3)%
Net inpatient revenue per admission	$10,151	$9,596	5.8%
Average length of stay (days)	5.1	5.2	(0.1	)(1)
Net outpatient revenue per visit	$548	$519	5.6%
Outpatient visits	1,180,821	1,280,991	(7.8)%

  REVENUES

        During the three months ended March 31, 2006, net operating revenues from continuing operations were lower compared to the three months ended March 31, 2005 by approximately $87 million or 3.5%. Net operating revenues were impacted by the discounts recorded on self-pay accounts under our Compact. Total discounts, which reduced net operating revenues, for the three months ended March 31, 2006 and 2005 were $230 million and $155 million, respectively. In addition, there was a decline in net operating revenues attributable to the disruption in operations at our Gulf Coast hospitals and imaging centers due to Hurricane Katrina.

        On a same-hospital basis, outpatient visits, patient days and admissions were lower during the three months ended March 31, 2006 compared to the three months ended March 31, 2005 by 7.8%, 4.5% and 3.3%, respectively. We believe the following factors continue to contribute to the overall decline in our inpatient and outpatient volume levels: (1) loss of patients to competing health care providers; (2) challenges in physician recruitment, retention and attrition; (3) contentious managed care contract negotiations or, in some cases, terminations; and (4) unfavorable publicity about us as a result of lawsuits and government investigations, which impacts our relationships with physicians and patients.

        Same-hospital net inpatient revenues for the three months ended March 31, 2006 and 2005 were $1.642 billion and $1.605 billion, respectively. There are various positive and negative factors impacting our net inpatient revenues.

        The positive factors are as follows:

  •
  Improved managed care pricing as a result of contracts renegotiated in 2005, partially offset by the reduction in stop-loss payments from $110 million in the prior-year quarter to $89 million in the current quarter;

  •
  Favorable net adjustments for cost report valuation allowances and prior-year cost report settlements, primarily related to Medicare and Medicaid, in the current quarter of $23 million (including a $17 million pre-tax favorable adjustment for a change in estimate of the valuation allowances necessary for prior-year cost report periods as further described in Note 1 to the

    Quarter Ended March 31, 2006 Condensed Consolidated Financial Statements) versus an unfavorable net adjustment in the prior-year quarter of $1 million; and

  •
  Higher level of acuity in the current quarter versus the prior-year quarter.

        The negative factors are as follows:

  •
  Lower overall volumes;

  •
  An overall shift in our managed care patient mix towards plans with lower levels of reimbursement, including: (1) national payers whose contract terms generate lower yields; and (2) managed care Medicare and Medicaid insurance plans, which generate lower yields than commercial managed care plans; and

  •
  Compact discounts of $110 million in the current quarter versus $77 million in the prior-year quarter, which reduced net inpatient revenue.

        Same-hospital net outpatient revenues during the three months ended March 31, 2006 decreased 2.7% compared to the same quarter last year. Net outpatient revenues were also negatively impacted by the implementation of the Compact. During the three months ended March 31, 2006, approximately $107 million in discounts were recorded on outpatient self-pay accounts under the Compact compared to discounts of $67 million during the three months ended March 31, 2005. As previously mentioned, same-hospital outpatient visits also decreased 7.8% for the three months ended March 31, 2006 compared to the prior-year quarter. Approximately 22% of the decline is due to the sale or closure of certain home health agencies, hospices and clinics during 2005. These businesses typically generate lower revenue per visit amounts than other outpatient services. The reduction in home health visits, coupled with a slight increase in emergency room visits and improved managed care pricing, contributed to an overall increase in our net outpatient revenue per visit.

  SALARIES, WAGES AND BENEFITS

        Salaries, wages and benefits expense as a percentage of net operating revenues decreased slightly for the three months ended March 31, 2006 compared to the same period in 2005. Salaries, wages and benefits per adjusted patient day increased approximately 3.6% in the three months ended March 31, 2006 compared to the prior-year quarter. The increase is primarily due to standard merit and market increases for our employees during 2005, offset by lower overall benefit costs and improved productivity and flexing of staff based on volume declines.

        Approximately 18% of our employees were represented by labor unions as of March 31, 2006. In March 2006, certain employees of our North Shore Medical Center in Florida elected the Service Employees International Union ("SEIU") as their collective bargaining representative. In the next 12 months, labor union contracts that cover approximately 12% of our employees will expire. Although the new contracts are expected to have provisions to increase wages, the unions have agreed to an arbitration process to resolve any issues not resolved through the normal renegotiation process. The agreed-to arbitration process eliminates the possibility of strikes and prevents the arbitrator from ordering wages that are above the market for a particular hospital. Therefore, we do not anticipate the new contracts will have a material adverse effect on our results of operations. Our labor accord with the SEIU also expires in the next 12 months, which will allow the SEIU to attempt to organize employees in all states where we have hospitals. As union activity increases at our hospitals, our salaries, wages and benefits expense may increase more rapidly than our net operating revenues.

        Included in salaries, wages and benefits expense in the three months ended March 31, 2006 is $11 million of stock compensation expense, which decreased $2 million from the $13 million of expense in the three months ended March 31, 2005 due primarily to the impact of certain prior-year stock option grants, which had a higher fair value estimate than the grants in recent years, becoming fully vested in the quarter ended December 31, 2005.

  SUPPLIES

        Supplies expense as a percentage of net operating revenues increased slightly for the three months ended March 31, 2006 compared to the same period in 2005. Supplies expense per adjusted patient day increased approximately 6.4% in the three months ended March 31, 2006 compared to the prior-year quarter. The increase in supplies expense was primarily attributable to higher pharmaceutical, pacemaker, orthopedic and implants supply costs. In the case of pacemakers and implants, the higher costs are associated primarily with new products or technology used to provide a higher quality of care to our patients, whereas the higher orthopedic costs primarily reflect inflation of prices. Higher pharmaceutical costs reflect a combination of new products and inflation. In addition, further contributing to the percentage increase was the decline in net operating revenues due to discounting of self-pay accounts under the Compact described above.

        We strive to control supplies expense through product standardization, contract compliance, improved utilization, and operational improvements that should minimize waste. The items of current cost reduction focus include cardiac stents and pacemakers, orthopedic implants and high-cost pharmaceuticals. We also utilize the group-purchasing and supplies-management services of Broadlane, Inc., a company in which we currently hold a 47% interest. Broadlane offers group-purchasing procurement strategy, outsourcing and e-commerce services to the health care industry.

  PROVISION FOR DOUBTFUL ACCOUNTS

        The provision for doubtful accounts as a percentage of net operating revenues decreased for the three months ended March 31, 2006 compared to the same period in 2005, primarily due to the implementation of the Compact. Prior to implementation of the discounting provisions under the Compact, the vast majority of these accounts were ultimately recognized to be uncollectible and, as a result, were then recorded in our provision for doubtful accounts. By offering managed care-style discounts, we are charging the uninsured more affordable rates, whereby they may be better able to meet their financial obligations to pay for services we provide them. The discounts recorded as contractual allowances during the three months ended March 31, 2006 for all hospitals were approximately $230 million compared to $155 million in the first quarter of 2005. The increase is solely due to the phasing-in of the Compact and the fact that discounts in the first quarter of 2006 include all of our general hospitals under the Compact. However, we do not expect the Compact to have a material effect on the net economic impact of treating self-pay patients.

        A significant portion of our provision for doubtful accounts still relates to self-pay patients. Collection of accounts receivable has been a key area of focus, particularly over the past two years, as we have experienced adverse changes in our business mix. Our current estimated collection rate on self-pay accounts, which includes co-payments and deductibles to be made by patients, is approximately 27%, including collections from point-of-service through collections by our in-house collection agency or external collection vendors. This self-pay collection rate includes payments made by patients, including co-payments and deductibles paid by patients with insurance, prior to an account being classified and assigned to our in-house self-pay collection group. The comparable self-pay collection percentage as of December 31, 2005 was approximately 25%.

        Payment pressure from managed care payers has also affected our provision for doubtful accounts. We continue to experience ongoing managed care payment delays and disputes; however, we are working with these payers to obtain adequate and timely reimbursement for our services. Our current estimated collection rate on managed care accounts is approximately 97%, which includes collections from point-of-service through collections by our in-house collection agency or external collection vendors. The comparable managed care collection percentage as of December 31, 2005 was approximately 96%.

        As of March 31, 2006, we had a cumulative total of patient account assignments dating back at least three years or older of approximately $4.6 billion related to our continuing operations being pursued by our in-house and outside collection agencies or vendors. These accounts have already been written off and are not included in our receivables or in the allowance for doubtful accounts; however, an estimate of future recoveries from all the accounts in collection is determined based on our historical experience and recorded in accounts receivable.

        Our accounts receivable days outstanding ("AR Days") from continuing operations decreased to 57 days at March 31, 2006 compared to 59 days at December 31, 2005. AR Days at March 31, 2006 is within our target of below 60 days. This amount is calculated as our accounts receivable from continuing operations on that date divided by our revenue from continuing operations for the quarter ended on that date divided by the number of days in the quarter. The decrease in AR Days reflects improved collections and a higher net revenue per day during the three months ended March 31, 2006 due primarily to managed care contracts renegotiated during 2006 and 2005, and the favorable net adjustments for cost report valuation allowances and prior-year cost report settlements described above.

        We manage our provision for doubtful accounts using hospital-specific goals and benchmarks such as (1) total cash collections, (2) point-of-service cash collections and (3) accounts receivable aging. The following tables present the approximate aging by payer of our continuing operations' net accounts receivable of $1.580 billion and $1.581 billion, excluding cost report settlements payable and valuation allowances of $46 million and $94 million, at March 31, 2006 and December 31, 2005, respectively:

	March 31, 2006
	Medicare	Medicaid	Managed Care	Indemnity, Self Pay and Other	Total
0-60 days	94%	66%	71%	50%	70%
61-120 days	5%	23%	16%	15%	15%
121-180 days	1%	11%	8%	7%	7%
Over 180 days	—%	—%	5%	28%	8%

Total	100%	100%	100%	100%	100%
	December 31, 2005
	Medicare	Medicaid	Managed Care	Indemnity, Self Pay and Other	Total
0-60 days	95%	63%	71%	46%	68%
61-120 days	4%	23%	18%	14%	16%
121-180 days	1%	14%	9%	8%	8%
Over 180 days	—%	—%	2%	32%	8%

Total	100%	100%	100%	100%	100%

        Patient advocates from our Medical Eligibility Program ("MEP") screen patients in the hospital and determine potential linkage to financial assistance programs. They also expedite the process of applying for these government programs. Receivables from patients who are potentially eligible for Medicaid are classified as Medicaid pending, under our MEP, with appropriate contractual allowances recorded. Based on recent trends, approximately 74% of all accounts in our MEP are ultimately approved for benefits under a government program such as Medicaid.

        The following table shows the approximate amount of net accounts receivable in our MEP, still awaiting determination of eligibility under a government program at March 31, 2006 and December 31, 2005, by aging category:

	March 31, 2006	December 31, 2005
0-60 days	$59	$65
61-120 days	15	18
121-180 days	8	8
Over 180 days(1)	—	—

Total	$82	$91

(1)
Includes accounts receivable of $9 million and $10 million at March 31, 2006 and December 31, 2005, respectively, that are fully reserved.

        We continue to focus on initiatives to improve cash flow, which include improving the process for collecting receivables, pursuing timely payments from all payers, and standardizing and improving contract terms, billing systems and the patient registration process. We continue to review, and adjust as necessary, our methodology for evaluating the collectibility of our accounts receivable, and we may incur future charges resulting from the above-described trends.

        We are taking numerous actions to address specifically the level of uninsured patients. These initiatives include conducting detailed reviews of intake procedures in hospitals facing these pressures, and introducing intake best practices to all of our hospitals. We have redesigned our self-pay collection workflows, enhanced technology and improved staff training in an effort to increase collections.

  OTHER OPERATING EXPENSES

        Other operating expenses as a percentage of net operating revenues increased slightly for the three months ended March 31, 2006 compared to the same period in 2005 due in part to fixed costs that do not fluctuate with the changes in our patient volumes, such as utilities, property taxes and information technology services costs. Partially offsetting this increase in other operating expenses was a decrease in malpractice expense to $47 million for the three months ended March 31, 2006 compared to $52 million for the three months ended March 31, 2005. Contributing to this decline are lower patient volumes, a reduction in frequency of claims and an increase in the seven-year Federal Reserve composite rate used to discount our malpractice liabilities.

        Also included in other operating expenses in the three months ended March 31, 2005 is a net gain of $6 million from the sale of certain home health agencies.

  IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL AND RESTRUCTURING CHARGES

        During the three months ended March 31, 2006, we recorded net impairment and restructuring charges of $1 million, net of insurance proceeds of $36 million. We recorded $9 million during the three months ended March 31, 2005. See Note 4 to the Condensed Consolidated Financial Statements for additional detail of these charges and related liabilities.

        In the second quarter of 2006, we announced several changes to our operating structure. Because of the restructuring of our regions as described in Note 14 to the Quarter Ended March 31, 2006 Condensed Consolidated Financial Statements, our goodwill reporting units (as defined in SFAS No. 142, "Goodwill and Other Intangible Assets") changed in the second quarter of 2006, requiring us to perform a goodwill impairment evaluation. Based on our preliminary goodwill impairment evaluation, we anticipate that we will record a goodwill impairment charge of approximately $35 million during the quarter ended June 30, 2006 as a result of the formation of our NOLA Regional Health

Network. We do not expect the other changes to our reporting units to result in goodwill impairment charges. Based on future financial trends and the possible impact of negative trends on our future outlook, further impairments of long-lived assets and goodwill may occur, and we will incur additional restructuring charges.

  COSTS OF LITIGATION AND INVESTIGATIONS

        Costs of litigation and investigations in continuing operations for the three months ended March 31, 2006 and 2005 were $16 million and $8 million, respectively. These expenses consisted primarily of costs to defend ourselves in various lawsuits and legal fees related to settlements, as described in Note 10 to the Quarter Ended March 31, 2006 Condensed Consolidated Financial Statements.

  LOSS FROM EARLY EXTINGUISHMENT OF DEBT

        In connection with the early redemption of senior notes in February 2005, we recorded a $15 million loss on extinguishment of debt, representing premiums paid and the write-off of unamortized debt issuance costs.

  OPERATING INCOME

        Operating income in the three months ended March 31, 2006 was 6.1% higher compared to the same period in 2005 due in part to the favorable net adjustments for cost report valuation allowances and prior-year cost report settlements in the current quarter of $23 million versus an unfavorable net adjustment in the prior-year quarter of $1 million. Operating expenses were 95.7% of net operating revenues in the three months ended March 31, 2006 compared to 96.1% in the same period in 2005.

  INTEREST EXPENSE

        The increase in interest expense for the three months ended March 31, 2006, compared to the same period in 2005, was largely attributable to the issuance of $800 million of senior notes in January 2005, and the partial use of the proceeds to retire lower rate debt with maturity dates in 2006 and 2007. (See Note 5 to the Quarter Ended March 31, 2006 Condensed Consolidated Financial Statements.)

  INCOME TAXES

        Income taxes in the three months ended March 31, 2006 and 2005 included a $7 million and $22 million income tax benefit, respectively, in continuing operations to decrease the valuation allowance for our deferred tax assets.

  PRO FORMA INFORMATION

        The discounts for uninsured patients were in effect at all 69 of our hospitals as of March 31, 2006, but at only 57 of our hospitals by March 31, 2005. In light of this phase-in of the discounts for uninsured patients under the Compact, we are supplementing certain historical information with information presented on a pro forma basis as if we had not implemented the discounts under the Compact during the periods indicated. This information includes numerical measures of our historical performance that have the effect of depicting such measures of financial performance differently from that presented in our Condensed Consolidated Financial Statements prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and that are defined under SEC rules as "non-GAAP financial measures." We believe that the information presented on this pro forma basis is important to our shareholders in order to show the effect that these items had on elements of our historical results of operations and provide important insight into our operations in terms of other underlying business trends, without necessarily estimating or suggesting their effect on our future results of operations. This supplemental information has inherent limitations because discounts under the Compact during the period ended March 31, 2006 are not indicative of future periods. We compensate for these inherent limitations by also utilizing comparable GAAP measures. In spite of the limitations, we find the supplemental information useful to the extent it better enables us and our investors to evaluate bad debt trends and other expenses, and we believe the consistent use of this supplemental information provides us and our investors with reliable period-to-period comparisons. Costs in our business are largely influenced by volumes and thus are generally analyzed as a percent of net operating revenues, so we provide this additional analytical information to better enable investors to measure expense categories between periods. Based on requests by certain shareholders, we believe that our investors find these non-GAAP measures useful as well.

        The tables below illustrate certain actual operating expenses as a percent of net operating revenues for the three months ended March 31, 2006 and 2005 as if we had not implemented the discounts under the Compact during the periods indicated. The table also illustrates same-hospital (excluding our Gulf Coast area hospitals affected by Hurricane Katrina) net inpatient revenue per admission and same-hospital net outpatient revenue per visit adjusted as described above for the three months ended March 31, 2006 and 2005. The table includes reconciliations of GAAP measures to non-GAAP measures. Investors are encouraged, however, to use GAAP measures when evaluating our financial performance.

	GAAP Amounts	Compact Adjustments	Non-GAAP Amounts
	(Dollars in Millions, Except Per Admission and Per Visit Amounts)
Three Months Ended March 31, 2006:
Net operating revenues	$2,414	$230	$2,644
Operating expenses:
Salaries, wages and benefits	1,075	—	1,075
Supplies	449	—	449
Provision for doubtful accounts	138	211	349
Other operating expenses	536	—	536
As a percent of net operating revenues
Net operating revenues	100.0%		100.0%
Operating expenses:
Salaries, wages and benefits	44.5%		40.7%
Supplies	18.6%		17.0%
Provision for doubtful accounts	5.7%		13.2%
Other operating expenses	22.2%		20.3%
Continuing same-hospital
Net inpatient revenue	$1,642	$110	$1,752
Net outpatient revenue	$647	$107	$754
Admissions	161,756		161,756
Outpatient visits	1,180,821		1,180,821
Net inpatient revenue per admission	$10,151	$680	$10,831
Net outpatient revenue per visit	$548	91	$639

Three Months Ended March 31, 2005:
Net operating revenues	$2,501	$155	$2,656
Operating expenses:
Salaries, wages and benefits	1,124	—	1,124
Supplies	457	—	457
Provision for doubtful accounts	167	143	310
Other operating expenses	527	—	527
As a percent of net operating revenues
Net operating revenues	100.0%		100.0%
Operating expenses:
Salaries, wages and benefits	44.9%		42.3%
Supplies	18.3%		17.2%
Provision for doubtful accounts	6.7%		11.7%
Other operating expenses	21.1%		19.8%
Continuing same-hospital
Net inpatient revenue	$1,605	$77	$1,682
Net outpatient revenue	$665	$67	$732
Admissions	167,253		167,253
Outpatient visits	1,280,991		1,280,991
Net inpatient revenue per admission	$9,596	$460	$10,056
Net outpatient revenue per visit	$519	$52	$571

LIQUIDITY AND CAPITAL RESOURCES

  CASH REQUIREMENTS

        Our obligations to make future cash payments under contracts, such as debt and lease agreements, and under contingent commitments, such as minimum revenue guarantees and standby letters of credit, are summarized in the table below, all as of March 31, 2006:

		Years Ending December 31,
							Later Years
	Total	2006	2007	2008	2009	2010
	(In Millions)
Long-term debt(1)	$8,725	$274	$382	$382	$381	$381	$6,925
Capital lease obligations(1)	24	2	20	—	—	—	2
Long-term non-cancelable operating leases	570	121	144	123	66	35	81
Standby letters of credit	196	165	31	—	—	—	—
Guarantees(2)	107	52	26	12	6	5	6
Asset retirement obligations	188	—	11	—	—	—	177
Purchase orders	530	524	1	1	1	1	2

Total	$10,340	$1,138	$615	$518	$454	$422	$7,193

(1)
Includes interest through maturity date/lease termination.
(2)
Includes minimum revenue guarantees, primarily related to physicians under relocation agreements and physician groups that provide services at our hospitals, and operating lease guarantees.

        The standby letters of credit are required principally by our insurers and various states to collateralize our workers' compensation programs pursuant to statutory requirements and as security under a selected number of programs to collateralize the deductible and self-insured retentions under our professional and general liability insurance programs. The amount of collateral required is principally dependent upon the level of claims activity and our creditworthiness. The insurers require the collateral in case we are unable to meet our obligations to claimants within the deductible or self-insured retention layers. The standby letters of credit are issued under our letter of credit facility and are fully collateralized by the $263 million of restricted cash on the Condensed Consolidated Balance Sheet (see Note 5 to the Quarter Ended March 31, 2006 Consolidated Financial Statements).

        Our capital expenditures primarily relate to the design and construction of new buildings, expansion and renovation of existing facilities, including amounts to comply with applicable laws and regulations, equipment and systems additions and replacements, introduction of new medical technologies and various other capital improvements.

        Capital expenditures were $117 million and $96 million in the three months ended March 31, 2006 and 2005, respectively. We anticipate that our capital expenditures for the year ending December 31, 2006 will be approximately $650 million. These capital expenditures include approximately $7 million in 2006 to meet California seismic requirements by 2012 for our remaining California facilities after all planned divestitures. The total estimated future value of capital expenditures necessary to meet the seismic requirements is approximately $500 million, which was estimated using an inflation rate of approximately 5%. Our total 2006 capital expenditure estimate does not include any capital expenditures for rebuilding or renovating our Louisiana facilities damaged by Hurricane Katrina in late August 2005 or our Florida hospitals damaged by Hurricane Wilma in late October 2005. We continue to repair our facilities, however, at this time, the total cost to repair the facilities has not yet been fully determined. We believe a significant portion of the cost may be covered by insurance proceeds rather than working capital or borrowings.

        Interest payments, net of capitalized interest, were $123 million and $94 million in the three months ended March 31, 2006 and 2005, respectively. We anticipate that our interest payments for the year ending December 31, 2006 will be approximately $380 million.

        Income tax payments, net of refunds received, were approximately $3 million in the three months ended March 31, 2006 compared to a net income tax refund of $537 million in the three months ended March 31, 2005. At March 31, 2006, our carryforwards available to offset future taxable income consisted of (1) federal net operating loss carryforwards of approximately $1.188 billion expiring in 2024 and 2025, (2) approximately $6 million in alternative minimum tax credits with no expiration, and (3) general business credit carryforwards of approximately $10 million expiring in 2023-2025.

        We are currently involved in significant investigations and legal proceedings. (See Legal Proceedings.) Although we cannot presently determine the timing or the amounts of any potential liabilities resulting from the ultimate resolutions of these investigations and lawsuits, we will incur significant costs in defending them and their outcomes could have a material adverse effect on our liquidity, financial position and results of operations.

  SOURCES AND USES OF CASH

        Our liquidity for the three months ended March 31, 2006 was derived primarily from unrestricted cash on hand. For the three months ended March 31, 2005, our liquidity was derived primarily from proceeds from the sale of new senior notes, income tax refunds and unrestricted cash on hand.

        Net cash used in operating activities was $321 million in the three months ended March 31, 2006 compared to net cash provided by operating activities of $516 million in the three months ended March 31, 2005. The principal reasons for the change were:

  •
  an income tax refund of $537 million received in March 2005;

  •
  $145 million in payments in March 2006 in connection with the settlement of the securities class action lawsuit and shareholder derivative litigation;

  •
  an additional $29 million of interest expense payments due to debt issuances in January 2005;

  •
  a negative change of $53 million in cash used by discontinued operations primarily as a result of a lower amount of collections on accounts receivable in the current quarter due to a majority of account collections occurring shortly after hospital divestiture dates, and a greater number of hospital divestitures occurring in 2004; and

  •
  an additional $44 million of 401(k) matching contributions due to a full year of contribution matching in the three months ended March 31, 2006 compared to six months of contribution matching in the three months ended March 31, 2005 (effective July 1, 2004, we changed to an annual matching of employee 401(k) plan contributions for participants actively employed on December 31, as opposed to matching such contributions each pay period).

        Cash flows from operating activities in the first quarter of any year, excluding non-recurring items, is usually lower than in subsequent quarters during the year, primarily due to the timing of working capital requirements during the first quarter, including our annual 401(k) matching contributions.

        Cash proceeds from the sale of new senior notes were $773 million in the three months ended March 31, 2005. We used a portion of the proceeds for the early redemption of the remaining $400 million aggregate principal amount outstanding on our senior notes due in 2006 and 2007, and the balance of the proceeds for general corporate purposes.

        Proceeds from the sales of facilities, long-term investments and other assets during the three months ended March 31, 2006 and 2005 aggregated $26 million and $76 million, respectively.

  DEBT INSTRUMENTS, GUARANTEES AND RELATED COVENANTS

        In January 2005, we sold $800 million of 9 1/4% senior notes in a private placement, and, in February 2005, we used a portion of the proceeds for the early redemption of the remaining $400 million aggregate principal amount of outstanding on our senior notes due in 2006 and 2007. As a result, we have no significant long-term debt due until December 2011. The maturities of 90% of our long-term debt now fall between December 2011 and January 2015. An additional $450 million of long-term debt is not due until 2031.

        On December 31, 2004, we terminated our five-year revolving credit agreement and replaced it with a one-year letter of credit facility. The new facility provides for the issuance of up to $250 million in letters of credit and does not provide for any cash borrowings. The letter of credit facility contains customary affirmative and negative covenants that, among other requirements, limit (1) liens, (2) consolidations, mergers or the sale of all or substantially all assets unless no event of default exists, (3) subsidiary debt and (4) prepayment of debt. The new facility was initially collateralized by the stock of certain of our subsidiaries and cash equal to 105% of the facility (approximately $263 million reflected as restricted cash on the Consolidated Balance Sheets). In March 2005, the facility was amended to provide for the release of the liens on the stock of our subsidiaries, and on April 19, 2005, the stock certificates were returned to us. All liens were subsequently terminated. In accordance with the amendment, the termination date of the letter of credit facility was extended from December 31, 2005 to June 30, 2006. The letter of credit facility was further amended in August 2005 to extend the termination date to June 30, 2008. From time to time, we expect to engage in various capital markets, bank credit and other financing activities depending on our needs and financing alternatives available at that time. (See Note 5 to the Quarter Ended March 31, 2006 Condensed Consolidated Financial Statements.)

        We are currently in compliance with all covenants and conditions under our letter of credit facility and the indentures governing our senior notes. However, the registration statement relating to an exchange offer for the notes we issued in January 2005 is not yet effective; therefore, starting in January 2006, we are required to pay additional interest until it becomes effective. The additional interest accrues at a rate of 0.25% per annum during the first 90-day period and increases by 0.25% per annum for each subsequent 90-day period until the registration statement becomes effective, up to a maximum rate of 1.0% per annum.

        At March 31, 2006, we had approximately $196 million of letters of credit outstanding under the letter of credit facility, which were fully collateralized by $263 million of restricted cash. We had approximately $975 million of unrestricted cash and cash equivalents on hand at March 31, 2006 to fund our operations and future legal settlements.

  LIQUIDITY

        We believe that existing unrestricted cash and cash equivalents on hand, future cash provided by operating activities and, depending on capital market conditions, other borrowings should be adequate to meet known debt service requirements. It should also be adequate to finance planned capital expenditures and other presently known operating needs. However, our cash needs could be materially affected by the deterioration in our results of operations, including the results of those hospital operations impacted by Hurricane Katrina, as well as the various uncertainties discussed in this and other sections and the impact of potential judgments and settlements addressed in Legal Proceedings.

        We are aggressively identifying and implementing further actions to reduce costs and enhance our operating performance, including cash flow. Among the areas being addressed are volume growth, managed care payer contracting, improved procurement efficiencies, cost standardization, bad debt expense reduction initiatives and reducing certain hospital and overhead costs not related to patient care. We believe our restructuring plans and the various initiatives we have undertaken will ultimately position us to report improved operating performance, although that performance may remain somewhat below our hospital management peers because of geographic and other differences in hospital portfolios.

        We believe it is important for a reader to understand that (1) if our results of operations deteriorate, and/or (2) if claims, lawsuits, settlements or investigations are resolved in a materially adverse manner, there could be substantial doubt about our liquidity.

OFF-BALANCE SHEET ARRANGEMENTS

        We have no off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for $303 million of standby letters of credit and guarantees as of March 31, 2006 (shown in the cash requirements table above). The letters of credit are collateralized by $263 million of restricted cash.

CRITICAL ACCOUNTING ESTIMATES

        In preparing our Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, we must use estimates and assumptions that affect the amounts reported in our Condensed Consolidated Financial Statements and accompanying notes. We regularly evaluate the accounting policies and estimates we use. In general, we base the estimates on historical experience and on assumptions that we believe to be reasonable, given the particular circumstances in which we operate. Actual results may vary from those estimates.

        We consider our critical accounting estimates to be those that (1) involve significant judgments and uncertainties, (2) require estimates that are more difficult for management to determine, and (3) may produce materially different outcomes under different conditions or when using different assumptions.

        Our critical accounting estimates, as described in our Annual Report, continue to cover the following areas and remain consistent except as noted below:

  •
  Recognition of net operating revenues, including contractual allowances.

  •
  Provisions for doubtful accounts.

  •
  Accruals for general and professional liability risks.

  •
  Accruals for litigation losses.

  •
  Impairment of long-lived assets and goodwill.

  •
  Asset retirement obligations.

  •
  Accounting for income taxes.

  •
  Accounting for stock-based compensation—See Note 6 to the Quarter Ended March 31, 2006 Condensed Consolidated Financial Statements for discussion of changes in the estimates we were required to make upon adoption of SFAS 123(R) effective January 1, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The table below presents information about certain of our market-sensitive financial instruments as of March 31, 2006.

	Maturity Date, Year Ending December 31,
	2006	2007	2008	2009	2010	Thereafter	Total
	(Dollars in Millions)
Fixed-rate long-term debt	$19	$22	$2	$1	$1	$4,862	$4,907
Average interest rates	9.9%	9.9%	9.9%	9.9%	9.9%	8.1%	8.1%

        At March 31, 2006, we had no significant borrowings subject to or with variable interest rates. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features.

        At March 31, 2006, we had long-term, market-sensitive investments held by our captive insurance subsidiaries. Our market risk associated with our investments in debt securities classified as non-current assets is substantially mitigated by the long-term nature and type of the investments in the portfolio. At March 31, 2006, we had accumulated unrealized losses of approximately $2 million related to our captive insurance companies' investment portfolios.

        We have no affiliation with partnerships, trusts or other entities (sometimes referred to as "special-purpose" or "variable-interest" entities) whose purpose is to facilitate off-balance sheet financial transactions or similar arrangements. Thus, we have no exposure to the financing, liquidity, market or credit risks associated with such entities.

Recent Developments

        On June 28, 2006, we announced the settlement of certain matters described under "Legal Proceedings" with the United States of America and our agreement to pay to the United States $450 million, plus interest accruing at a simple rate of 4.125% from November 1, 2005 within 10 days after the effective date of the settlement agreement and $275 million, plus interest accruing at a simple rate of 4.125% from November 1, 2005, in quarterly installments from November 1, 2007 through August 1, 2010. We also announced the disposition of 11 hospitals by mid-2007 and our intention to increase our capital expenditures on our existing hospitals in 2006 to $700 million.

DESCRIPTION OF BUSINESS AND PROPERTIES

        Tenet Healthcare Corporation operates in one line of business—the provision of health care services, primarily through the operation of general hospitals. All of Tenet's operations are conducted through its subsidiaries. We are the second largest investor-owned health care services company in the United States as measured by net operating revenues. At December 31, 2005, our subsidiaries operated 71 general hospitals with 18,259 licensed beds, serving urban and rural communities in 13 states. Of those general hospitals, 59 were owned by our subsidiaries and 14 were owned by third parties and leased by our subsidiaries (including one facility we owned located on land leased from a third party).

        At December 31, 2005, our subsidiaries also owned or leased various related health care facilities, including two rehabilitation hospitals, one long-term acute care hospital, one cancer hospital, four skilled nursing facilities and 72 medical office buildings—each of which is located on the same campus as, or nearby, one of our general hospitals. In addition, our subsidiaries owned or leased physician practices, captive insurance companies and various other ancillary health care businesses, including outpatient surgery centers, diagnostic imaging centers, occupational and rural health care clinics, and interests in two health maintenance organizations, all of which comprise a minor portion of our business.

        Our mission is to provide quality health care services that are responsive to the needs of the communities we serve. To accomplish our mission in the complex and competitive health care industry, our operating strategies are to (1) improve the quality of care provided at our hospitals by identifying best practices and implementing those best practices in all of our hospitals, (2) improve operating efficiencies and reduce operating costs while maintaining or improving the quality of care provided, (3) improve patient, physician and employee satisfaction, (4) improve recruitment and retention of nurses and other employees, (5) increase collections of accounts receivable and improve cash flow, and (6) acquire new, or divest existing, facilities as market conditions, operational goals and other considerations warrant. We adjust these strategies as necessary in response to changes in the economic and regulatory climates in which we operate and the success or failure of our various efforts.

OPERATIONS

        In the second quarter of 2006, we announced several changes to our operating structure. Previously, our four operating regions were: (1) California, which included all of our hospitals in California, as well as our hospital in Nebraska; (2) Central Northeast-Southern States, which included all of our hospitals in Georgia, Missouri, North Carolina, Pennsylvania, South Carolina and Tennessee; (3) Florida-Alabama, which included all of our hospitals in Florida, as well as our hospital in Alabama; and (4) Texas-Gulf Coast, which included all of our hospitals in Louisiana and Texas, as well as our hospital in Mississippi. As of May 5, 2006, our operations are now structured as follows:

  •
  Our California region continues to include all of our hospitals in California and Nebraska;

  •
  Our new Central-Northeast region includes all of our hospitals in Missouri, Pennsylvania and Tennessee;

  •
  Our new Southern States region includes our hospitals in Alabama, Georgia, North Carolina and South Carolina;

  •
  Our new Texas region includes all of our hospitals in Texas;

  •
  Our Florida hospitals are split into two separately managed networks:

  •
  Miami-Dade/Broward Network, which includes our seven hospitals in Miami-Dade and Broward counties; and

  •
  Palm Beach Health Network, which includes our six hospitals in Palm Beach County; and

  •
  Our NOLA Regional Health Network includes all of our hospitals in Louisiana.

All of our regions and the networks described above report directly to our chief operating officer.

        We seek to operate our hospitals in a manner that positions them to compete effectively in the rapidly evolving health care environment. To that end, we sometimes decide to sell, consolidate or close certain facilities in order to eliminate duplicate services, non-core assets or excess capacity, or because of changing market conditions. From time to time, we make strategic acquisitions of, or enter into partnerships or affiliations with, general hospitals and related health care businesses.

        In January 2004, we announced our intention to divest 27 general hospitals, including 19 in California and eight in Louisiana, Massachusetts, Missouri and Texas. This decision was based on a comprehensive review of the near-term and long-term prospects of each of the hospitals, including a study of the capital expenditures required to comply with California's seismic regulations for hospitals. As of March 31, 2006, we had completed the divestiture of 25 of the 27 facilities. Discussions and negotiations with potential buyers for the remaining two hospitals slated for divestiture are ongoing. In addition, on April 17, 2006, we announced that we have agreed to sell Gulf Coast Medical Center.

        On June 26, 2006, the Company's board of directors approved the divestiture of 11 hospitals by mid-2007. As a result, the Company's management determined that it will be necessary to record material impairment charges related to the long-lived assets and goodwill associated with those hospitals under generally accepted accounting principles in the Company's financial results for the quarter ending June 30, 2006. We are unable to estimate the amount or range of amounts of the impairment charges at this time.

        Our general hospitals in continuing operations generated in excess of 96% of our net operating revenues for all periods presented in our Consolidated Financial Statements. Factors that affect patient volumes and, thereby, our results of operations at our hospitals and related health care facilities include, but are not limited to: (1) the business environment of local communities; (2) the number of uninsured and underinsured individuals in local communities treated at our hospitals; (3) seasonal cycles of illness; (4) climate and weather conditions; (5) physician recruitment, retention and attrition; (6) local health care competitors; (7) managed care contract negotiations or terminations; (8) unfavorable publicity, which impacts relationships with physicians and patients; and (9) the timing of elective procedures.

        All five of our hospitals and several imaging centers in the New Orleans area and our hospital in Mississippi suffered considerable damage from Hurricane Katrina in late August 2005. The hospitals affected are Kenner Regional Medical Center, Lindy Boggs Medical Center, Meadowcrest Hospital, Memorial Medical Center, NorthShore Regional Medical Center, and Gulf Coast Medical Center. Lindy Boggs and Memorial are closed at this time due to damage from the hurricane. The other four hospitals and our New Orleans-area imaging centers are open and providing health care services, such as 24-hour emergency rooms, general surgery and outpatient diagnostics. However, due to damage, ongoing remediation efforts, staffing issues caused by the lack of available housing for physicians, nurses and staff, and the overall impact of the hurricane on the Gulf Coast area, the hospitals are operating at reduced levels.

        Each of our general hospitals (other than those closed or offering limited services as a result of the effects of Hurricane Katrina) offers acute care services, operating and recovery rooms, radiology services, respiratory therapy services, clinical laboratories and pharmacies; most offer intensive care, critical care and/or coronary care units, physical therapy, and orthopedic, oncology and outpatient services. A number of the hospitals also offer tertiary care services such as open-heart surgery, neonatal intensive care and neuroscience. Five of our hospitals—USC University Hospital, Saint Louis University Hospital, Hahnemann University Hospital, Sierra Medical Center and St. Christopher's Hospital for Children—offer quaternary care in such areas as heart, lung, liver and kidney transplants. USC

University Hospital, Sierra Medical Center and Good Samaritan Hospital also offer gamma-knife brain surgery; Saint Louis University Hospital offers cyberknife surgery for tumors and lesions in the brain, lung, neck and spine that may have been previously considered inoperable or inaccessible by radiation therapy; and Saint Louis University Hospital, Hahnemann University Hospital and USC Kenneth Norris Jr. Cancer Hospital, our facility specializing in cancer treatment on the campus of USC University Hospital, offer bone marrow transplants. (Prior to Hurricane Katrina, Memorial Medical Center offered quaternary care and bone marrow transplants, and Lindy Boggs Medical Center, in affiliation with Louisiana State University's School of Medicine, offered liver and kidney transplants.) In addition, our hospitals will continue their efforts to deliver and develop those outpatient services that can be provided on a quality, cost-effective basis and that we believe will meet the needs of the communities served by the facilities.

        With the exception of the 25-bed Sylvan Grove Hospital located in Georgia and the 25-bed Frye Regional Medical Center—Alexander Campus located in North Carolina, which are designated by the Centers for Medicare and Medicaid Services ("CMS") as critical access hospitals and which have not sought to be accredited, each of our facilities that is eligible for accreditation is accredited by the Joint Commission on Accreditation of Healthcare Organizations, the Commission on Accreditation of Rehabilitation Facilities (in the case of rehabilitation hospitals), the American Osteopathic Association (in the case of one hospital) or another appropriate accreditation agency. With such accreditation, our hospitals are deemed to meet the Medicare Conditions of Participation and are, therefore, eligible to participate in government-sponsored provider programs, such as the Medicare and Medicaid programs. The two hospitals that are not accredited also participate in the Medicare program by otherwise meeting the Medicare Conditions of Participation.

        The following table lists, by state, the general hospitals owned or leased and operated by our subsidiaries as of March 31, 2006:

Hospital	Location	Licensed Beds	Status
Alabama
Brookwood Medical Center	Birmingham	586	Owned
California
Alvarado Hospital Medical Center/SDRI*	San Diego	306	Owned
Community Hospital of Los Gatos(1)	Los Gatos	143	Leased
Desert Regional Medical Center	Palm Springs	367	Leased
Doctors Hospital of Manteca	Manteca	73	Owned
Doctors Medical Center	Modesto	465	Owned
Encino-Tarzana Regional Medical Center**(2)	Encino	151	Leased
Encino-Tarzana Regional Medical Center**(2)	Tarzana	245	Leased
Fountain Valley Regional Hospital and Medical Center	Fountain Valley	400	Owned
Garden Grove Hospital and Medical Center	Garden Grove	167	Owned
Irvine Regional Hospital and Medical Center	Irvine	176	Leased
John F. Kennedy Memorial Hospital	Indio	145	Owned
Lakewood Regional Medical Center	Lakewood	172	Owned
Los Alamitos Medical Center	Los Alamitos	167	Owned
Placentia Linda Hospital	Placentia	114	Owned
San Dimas Community Hospital	San Dimas	93	Owned
San Ramon Regional Medical Center	San Ramon	123	Owned
Sierra Vista Regional Medical Center	San Luis Obispo	200	Owned
Twin Cities Community Hospital	Templeton	84	Owned
USC University Hospital(3)	Los Angeles	329	Leased
Florida
Cleveland Clinic Hospital(4)	Weston	150	Owned
Coral Gables Hospital	Coral Gables	256	Owned
Delray Medical Center	Delray Beach	403	Owned
Florida Medical Center	Fort Lauderdale	459	Owned
Good Samaritan Hospital	West Palm Beach	333	Owned
Hialeah Hospital	Hialeah	378	Owned
Hollywood Medical Center**	Hollywood	324	Owned
North Ridge Medical Center	Fort Lauderdale	332	Owned
North Shore Medical Center	Miami	357	Owned
Palm Beach Gardens Medical Center	Palm Beach Gardens	199	Leased
Palmetto General Hospital	Hialeah	360	Owned
Parkway Regional Medical Center**	North Miami Beach	382	Owned
Saint Mary's Medical Center	West Palm Beach	460	Owned
West Boca Medical Center	Boca Raton	185	Owned
Georgia
Atlanta Medical Center	Atlanta	460	Owned
North Fulton Regional Hospital	Roswell	167	Leased
South Fulton Medical Center	East Point	338	Owned
Spalding Regional Hospital	Griffin	160	Owned
Sylvan Grove Hospital(5)	Jackson	25	Leased
Louisiana
Kenner Regional Medical Center**	Kenner	203	Owned
Lindy Boggs Medical Center(6)**	New Orleans	187	Owned
Meadowcrest Hospital**	Gretna	207	Owned
Memorial Medical Center(6)**	New Orleans	317	Owned
NorthShore Regional Medical Center(1)	Slidell	165	Leased
Mississippi
Gulf Coast Medical Center(7)	Biloxi	189	Owned

Missouri
Des Peres Hospital	St. Louis	167	Owned
Saint Louis University Hospital	St. Louis	356	Owned
Nebraska
Creighton University Medical Center(8)	Omaha	334	Owned
North Carolina
Central Carolina Hospital	Sanford	137	Owned
Frye Regional Medical Center	Hickory	355	Leased
Frye Regional Medical Center—Alexander Campus(5)	Taylorsville	25	Leased
Pennsylvania
Graduate Hospital**	Philadelphia	190	Owned
Hahnemann University Hospital	Philadelphia	618	Owned
Roxborough Memorial Hospital**	Philadelphia	137	Owned
St. Christopher's Hospital for Children	Philadelphia	161	Owned
Warminster Hospital**	Warminster	145	Owned
South Carolina
East Cooper Regional Medical Center	Mt. Pleasant	100	Owned
Hilton Head Medical Center and Clinics	Hilton Head	93	Owned
Piedmont Medical Center	Rock Hill	288	Owned
Tennessee
Saint Francis Hospital	Memphis	561	Owned
Saint Francis Hospital—Bartlett	Bartlett	100	Owned
Texas
Centennial Medical Center	Frisco	118	Owned
Cypress Fairbanks Medical Center	Houston	160	Owned
Doctors Hospital	Dallas	232	Owned
Houston Northwest Medical Center	Houston	498	Owned
Lake Pointe Medical Center	Rowlett	99	Owned
Nacogdoches Medical Center	Nacogdoches	150	Owned
Park Plaza Hospital	Houston	446	Owned
Providence Memorial Hospital	El Paso	508	Owned
RHD Memorial Medical Center(9)	Dallas	155	Leased
Shelby Regional Medical Center	Center	54	Owned
Sierra Medical Center	El Paso	351	Owned
Trinity Medical Center(9)	Carrollton	207	Leased

*
In order to conclude a civil settlement regarding physician relocation agreements at this hospital, we have acceded to the demand of the Office of Inspector General in the U.S. Department of Health and Human Services that we sell or close the hospital within a specified period of time or have the hospital face exclusion from federal health care programs such as Medicare.
**
To be divested as part of the restructuring of our operations.
(1)
Leased from a partnership in which a Tenet subsidiary owns a 23% interest.
(2)
Leased by a partnership in which Tenet subsidiaries own a 75% interest and of which a Tenet subsidiary is the managing general partner.
(3)
Facility owned by us on land leased from a third party. Number of licensed beds includes USC Kenneth Norris Jr. Cancer Hospital, our 60-bed facility specializing in cancer treatment on the campus of USC University Hospital.
(4)
Owned by a partnership in which a Tenet subsidiary owns a 51% interest and is the managing general partner. The partner owning the 49% interest, an affiliate of the Cleveland Clinic Foundation, has an option to acquire our interest at any time after July 2, 2006 pursuant to the terms of the related partnership agreement, and, in February 2006, publicly expressed its intent to exercise that option.
(5)
Designated by CMS as critical access hospitals.
(6)
Closed at this time due to damage from Hurricane Katrina.
(7)
We sold this hospital on June 1, 2006.
(8)
Owned by a limited liability company in which a Tenet subsidiary owns a 74% interest and is the managing member.
(9)
Leased from the Metrocrest Hospital Authority under a lease that expires in August 2007.

        As of December 31, 2005, the largest concentrations of licensed beds in our general hospitals were in Florida (25.1%), California (21.5%) and Texas (16.3%). Strong concentrations of hospital beds within geographic areas help us contract more successfully with managed care payers, reduce management, marketing and other expenses, and more efficiently utilize resources. However, such concentrations increase the risk that, should any adverse economic, regulatory, environmental or other development occur within these states, our business, financial position, results of operations or cash flows could be materially adversely affected.

        The following table shows certain information about the hospitals operated domestically by our subsidiaries for the years ended December 31, 2005, 2004 and 2003.

	Years ended December 31
	2005	2004	2003
Total number of facilities (at end of period)(1)	73	80	101
Total number of licensed beds (at end of period)(2)	18,259	19,668	25,116

(1)
Includes two facilities at December 31, 2005, nine facilities at December 31, 2004 and 32 facilities at December 31, 2003, respectively, that are classified as discontinued operations for financial reporting purposes.
(2)
Information regarding utilization of licensed beds and other operating statistics can be found in the table on page 44.

PROPERTIES

        Description of Real Property.    Our administrative offices are located in Los Angeles and Santa Ana, California; Ft. Lauderdale, Florida; Atlanta, Georgia; St. Louis, Missouri; Philadelphia, Pennsylvania; and Dallas, Texas. Our subsidiaries lease the space for our offices in Los Angeles, Santa Ana, Ft. Lauderdale, Atlanta, St. Louis and Philadelphia under operating lease agreements. Another one of our subsidiaries leases the space for our Dallas office under an operating lease agreement that terminates in 2010 subject to our ability to exercise of one or both of two five-year renewal options under the lease agreement. Our subsidiaries owned or leased and operated 72 medical office buildings at December 31, 2005; most of these office buildings are adjacent to our general hospitals.

        The number of licensed beds and locations of our general hospitals at March 31, 2006 are described in the table beginning on page 93. We believe that all of our properties, including the administrative and medical office buildings described above, are suitable for their intended purposes.

        Obligations Relating to Real Property.    As of December 31, 2005, we had approximately $33 million of outstanding loans secured by property and equipment, and we had approximately $25 million of capitalized lease obligations. In addition, from time to time, we lease real property to third-party developers for the construction of medical office buildings. Under our current practice, the financing necessary to construct the medical office buildings encumbers only the leasehold and not our fee interest in the real estate. In years past, however, we have at times subordinated our fee interest and allowed our property to be pledged as collateral for third-party loans. We have no contractual obligation to make payments on these third-party loans, but our property could be subject to loss in the case of default by the lessee.

        Regulations Affecting Our Real Property.    We are subject to a number of laws and regulations affecting our use of, and purchase and sale of, real property. Among these are California's seismic standards and various environmental laws and regulations.

        The State of California has established standards intended to ensure that all hospitals in the state withstand earthquakes and other seismic activity without collapsing or posing the threat of significant loss of life. We are required to meet these standards by December 31, 2012. In addition, over time, hospitals must meet performance standards meant to ensure that they are capable of providing medical services to the public after an earthquake or other disaster. Ultimately, all general acute care hospitals in California must conduct all necessary seismic evaluations and be retrofitted, if needed, by 2030 to be in substantial compliance with the highest seismic performance standards. We have conducted engineering studies and developed compliance plans for all of our California facilities in continuing operations. All of our general acute care hospitals in California are in compliance with all current seismic requirements. We anticipate spending approximately $410 million by 2012 to comply with the seismic regulations. This amount was estimated using an inflation rate of 5%.

        Our properties are also subject to various federal, state and local environmental laws, rules and regulations, including with respect to asbestos abatement and the treatment of underground storage tanks, among other matters. We believe it is unlikely that the cost of complying with such laws, rules and regulations will have a material effect on our future capital expenditures, results of operations or competitive position.

MEDICAL STAFF AND EMPLOYEES

        Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. Under state laws and other licensing standards, hospital medical staffs are generally self-governing organizations subject to ultimate oversight by the hospital's local governing board. Members of the medical staffs of our hospitals also often serve on the medical staffs of hospitals not owned by us. Members of our medical staffs are free to terminate their affiliation with our hospitals or admit their patients to competing hospitals at any time. Although we own some physician practices and, where permitted by law, employ some physicians, the overwhelming majority of the physicians who practice at our hospitals are not our employees. Nurses, therapists, lab technicians, facility maintenance staff and the administrative staff of hospitals, however, normally are our employees. We are subject to federal minimum wage and hour laws and various state labor laws, and maintain a number of different employee benefit plans.

        Our operations depend on the efforts, abilities and experience of our employees and the physicians on the medical staffs of our hospitals, most of whom have no long-term contractual relationship with us. It is essential to our ongoing business that we attract and retain skilled employees and an appropriate number of quality physicians and other health care professionals in all specialties on our medical staffs. In some of our markets, physician recruitment and retention are affected by a shortage of physicians in certain sought-after specialties and the difficulties that physicians are experiencing in obtaining affordable malpractice insurance or finding insurers willing to provide such insurance. In addition, we believe physician attrition is one of the reasons for our recent volume declines. However, we are taking a number of steps to address the problem of volume decline, the most important of which is centered on building stronger relationships with the physicians who admit patients both to our hospitals and to our competitors' hospitals.

        Although we believe we will continue to successfully attract and retain key employees, qualified physicians and other health care professionals, the loss of some or all of our key employees or the inability to attract or retain sufficient numbers of qualified physicians and other health care professionals could have a material adverse effect on our business, financial position, results of operations or cash flows.

        At December 31, 2005, the approximate number of our employees (of which approximately 27% were part-time employees) was as follows:

General hospitals and related health care facilities(1)	72,537
Administrative offices	897

Total	73,434

(1)
Includes employees whose employment relates to the operations of our general hospitals, rehabilitation hospitals, long-term acute care hospital, cancer hospital, outpatient surgery centers, managed services organizations, physician practices, in-house collection agency and other health care operations.

        The largest concentrations of our employees (excluding those in our administrative offices) are in those states where we have the largest concentrations of licensed hospital beds:

	% of employees	% of licensed beds
California	25.9%	21.5%
Florida	19.1%	25.1%
Texas	15.1%	16.3%

        At December 31, 2005, approximately 17% of our employees were represented by labor unions, and labor relations at our facilities generally have been satisfactory. We, and the hospital industry in general, are seeing an increase in the amount of union activity, particularly in California. In May 2003, we entered into an agreement with the Service Employees International Union and the American Federation of Federal, State, County and Municipal Employees with respect to all of our California hospitals and two hospitals in Florida; in December 2003, we entered into an agreement with the California Nurses Association with respect to all of our California hospitals. The agreements are expected to streamline the organizing and contract negotiation process, with minimal impact on and disruption to patient care, if a hospital's employees choose to organize into collective bargaining units. The agreements also provide a framework for pre-negotiated salaries, wages and benefits at the related hospitals. As of December 31, 2005, there were approximately 9,287 unionized employees in our California hospitals who were covered by these agreements. In 2006, labor union contracts that cover approximately 11% of our employees will expire; however, new contracts are expected to be negotiated consistent with our existing agreements. The new contracts are not expected to have a material adverse effect on our results of operations.

        Factors that adversely affect our labor costs include the nationwide shortage of nurses and the enactment of state laws regarding nurse-staffing ratios. The national nursing shortage continues and remains more serious in key specialties and in certain geographic areas than others, including several areas in which we operate hospitals. The nursing shortage has become a significant operating issue to health care providers, including us, and has resulted in increased labor costs for nursing personnel. In addition, state-mandated nurse-staffing ratios in California affect not only our labor costs, but, if we are unable to hire the necessary number of nurses to meet the required ratios, they may also cause us to limit patient admissions with a corresponding adverse effect on our net operating revenues. The vast majority of hospitals in California, including our hospitals, are not at all times meeting the state-mandated nurse-staffing ratios. We have continued to improve our monthly compliance and strive to make continued improvements in 2006.

        We cannot predict the degree to which we will be affected by the future availability or cost of nursing personnel, but we expect to continue to experience significant salary, wage and benefit pressures created by the nursing shortage throughout the country and escalation in state-mandated nurse-staffing ratios in California. In response to these trends, we have enhanced salaries, wages and benefits to recruit and retain nurses. In addition, we have been and may continue to be required to increase our use of temporary personnel, which is typically more expensive than hiring full-time or part-time employees. Significant efforts are being invested in workforce development with local schools of nursing and in recruitment of experienced nurses.

COMPETITION

        Our general hospitals and other health care businesses operate in competitive environments. Competition among health care providers occurs primarily at the local level. A hospital's position within the geographic area in which it operates is affected by a number of competitive factors, including, but not limited to (1) the scope, breadth and quality of services a hospital offers to its patients and physicians, (2) the number, quality and specialties of the physicians who admit and refer patients to the hospital, (3) nurses and other health care professionals employed by the hospital or on the hospital's staff, (4) the hospital's reputation, (5) its managed care contracting relationships, (6) its location, (7) the location and number of competitive facilities and other health care alternatives, (8) the physical condition of its buildings and improvements, (9) the quality, age and state-of-the-art of its medical equipment, (10) its parking or proximity to public transportation, (11) the length of time it has been a part of the community, and (12) the charges for its services. Accordingly, each hospital develops its own strategies to address these competitive factors locally. In addition, tax-exempt competitors may have certain financial advantages not available to our facilities, such as endowments, charitable contributions, tax-exempt financing, and exemptions from sales, property and income taxes. In some states, including California, not-for-profit hospitals are permitted by law to directly employ physicians while for-profit hospitals are prohibited from doing so.

        A significant factor in our future success will be the ability of our hospitals to continue to attract and retain physicians. We attract physicians by striving to equip our hospitals with technologically advanced equipment and quality physical plant, properly maintaining the equipment and physical plant, sponsoring training programs to educate physicians on advanced medical procedures, providing high-quality care to our patients and otherwise creating an environment within which physicians prefer to practice. Each hospital has a local governing board, consisting primarily of community members and physicians, that develops short-term and long-term plans for the hospital to foster a desirable medical environment for physicians. Each local governing board also reviews and approves, as appropriate, actions of the medical staff, including staff appointments, credentialing, peer review and quality assurance. While physicians may terminate their association with our hospitals at any time, we believe that by striving to maintain and improve the quality of care at our hospitals and by maintaining ethical and professional standards, we will attract and retain qualified physicians with a variety of specialties.

        The health care industry as a whole is challenged by the difficulty of providing quality patient care in a competitive and highly regulated environment. We believe our Commitment to Quality ("C2Q") initiative, which we launched in 2003, should help position us to competitively meet these challenges. The C2Q initiative is designed to (1) improve patient safety and evidence-based medicine, (2) support physician excellence, (3) improve the practice and leadership of nursing, and (4) facilitate improved patient flow and care delivery. By the end of 2005, we completed Phase I implementation of our C2Q initiative at all of our hospitals in continuing operations and started Phase II at several of these hospitals. As a result, at most of our hospitals, we have seen various levels of reductions in emergency room wait times, increases in on-time starts in the operating rooms, and improved bed management and care coordination. We believe that these improvements will have the effect of increasing physician and patient satisfaction, potentially improving volumes as a result.

HEALTH CARE REGULATION AND LICENSING

  CERTAIN BACKGROUND INFORMATION

        Health care, as one of the largest industries in the United States, continues to attract much legislative interest and public attention. Changes in the Medicare and Medicaid programs and other government health care programs, hospital cost-containment initiatives by public and private payers, proposals to limit payments and health care spending, and industry-wide competitive factors greatly impact the health care industry. The industry is also subject to extensive federal, state and local regulation relating to licensure, conduct of operations, ownership of facilities, physician relationships, addition of facilities and services, and reimbursement rates for services. The laws, rules and regulations governing the health care industry are extremely complex, and the industry often has little or no regulatory or judicial interpretation for guidance. Although we have extensive policies and procedures in place to facilitate compliance in all material respects with such laws, rules and regulations, if a determination is made that we were in material violation of such laws, rules or regulations, our business, financial position, results of operations or cash flows could be materially adversely affected. In addition, we are unable to predict the future course of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations (discussed beginning on pages 31 and 71). Further changes in the regulatory framework affecting health care providers could have a material adverse effect on our business, financial position, results of operations or cash flows.

        Both federal and state government agencies continue heightened and coordinated civil and criminal enforcement efforts against the health care industry. As part of an announced work plan that is implemented through the use of national initiatives pertaining to health care providers (including us), the U.S. Department of Health and Human Services ("HHS") and the U.S. Department of Justice are scrutinizing, among other things, billing practices related to coding of diagnosis-related groups and coronary artery stenting procedures, billings for services ordered by excluded physicians, and payments to inpatient rehabilitation and psychiatric hospital units. We believe that we, and the health care industry in general, will continue to be subject to increased government scrutiny and investigations such as these, which could have a material adverse effect on our business, financial position, results of operations or cash flows.

        Another trend impacting health care providers, including us, is the increasing number of qui tam actions brought under the federal False Claims Act. Qui tam or "whistleblower" actions allow private individuals to bring actions on behalf of the government, alleging that a hospital or health care provider has defrauded a federal government program, such as Medicare or Medicaid. If the government intervenes in the action and prevails, the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each false claim submitted to the government. As part of the resolution of a qui tam case, the party filing the initial complaint may share in a portion of any settlement or judgment. If the government does not intervene in the action, the qui tam plaintiff may continue to pursue the action independently. Although companies in the health care industry in general, and us in particular, have been and may continue to be subject to qui tam actions, we are unable to predict the future impact of such actions on our business, financial position, results of operations or cash flows.

  ANTI-KICKBACK AND SELF-REFERRAL REGULATIONS

        Medicare and Medicaid anti-kickback and anti-fraud and abuse amendments codified under Section 1128B(b) of the Social Security Act (the "Anti-kickback Statute") prohibit certain business practices and relationships that might affect the provision and cost of health care services payable under the Medicare and Medicaid programs and other government programs, including the payment or receipt of remuneration for the referral of patients whose care will be paid for by such programs. Sanctions for violating the Anti-kickback Statute include criminal penalties and civil sanctions, as well as fines and possible exclusion from government programs, such as Medicare and Medicaid. Many states have statutes similar to the federal Anti-kickback Statute, except that the state statutes usually apply to referrals for services reimbursed by all third-party payers, not just federal programs. In addition, it is a violation of the federal Civil Monetary Penalties Law to offer or transfer anything of value to Medicare or Medicaid beneficiaries that is likely to influence their decision to obtain covered goods or services from one provider or service over another.

        The federal government has also issued regulations that describe some of the conduct and business relationships that are permissible under the Anti-kickback Statute. These regulations are often referred to as the "Safe Harbor" regulations. The fact that certain conduct or a given business arrangement does not meet a Safe Harbor does not necessarily render the conduct or business arrangement illegal under the Anti-kickback Statute. Rather, such conduct and business arrangements risk increased scrutiny by government enforcement authorities and should be reviewed on a case-by-case basis.

        In addition to addressing other matters, as discussed below, the Health Insurance Portability and Accountability Act of 1996 also amended Title XI (42 U.S.C. Section 1301 et seq.) to broaden the scope of fraud and abuse laws to include all health plans, whether or not payments under such health plans are made pursuant to a federal program.

        Section 1877 of the Social Security Act (commonly referred to as the "Stark" law) generally restricts referrals by physicians of Medicare or Medicaid patients to entities with which the physician or an immediate family member has a financial relationship, unless one of several exceptions applies. The referral prohibition applies to a number of statutorily defined "designated health services," such as clinical laboratory, physical therapy, radiology, and inpatient and outpatient hospital services. The exceptions to the referral prohibition cover a broad range of common financial relationships. These statutory, and the subsequent regulatory, exceptions are available to protect certain permitted employment relationships, leases, group practice arrangements, medical directorships, and other common relationships between physicians and providers of designated health services, such as hospitals. A violation of the Stark law may result in a denial of payment, required refunds to patients and the Medicare program, civil monetary penalties of up to $15,000 for each violation, civil monetary penalties of up to $100,000 for "sham" arrangements, civil monetary penalties of up to $10,000 for each day that an entity fails to report required information, and exclusion from participation in the Medicare and Medicaid programs and other federal programs. Many states have adopted or are considering similar self-referral statutes, some of which extend beyond the related state Medicaid program to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care. Our participation in and development of joint ventures and other financial relationships with physicians could be adversely affected by these amendments and similar state enactments.

        Our compliance and law departments systematically review all of our operations to determine the extent to which they comply with the Anti-kickback Statute, the Stark law and similar state statutes.

  HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT

        Title II, Subtitle F of the Health Insurance Portability and Accountability Act, or HIPAA, mandates the adoption of specific standards for electronic transactions and code sets that are used to transmit certain types of health information. HIPAA's objective is to encourage efficiency and reduce the cost of operations within the health care industry. To protect the information transmitted using the mandated standards and the patient information used in the daily operations of a covered entity, HIPAA also sets forth federal rules protecting the privacy and security of personal health information. The privacy and security regulations address the use and disclosure of individually identifiable health information and the rights of patients to understand and control how their information is used and disclosed. The law provides both criminal and civil fines and penalties for covered entities that fail to comply with HIPAA.

        HHS regulations include deadlines for compliance with the various provisions of HIPAA. Effective October 1, 2005, CMS will not process electronic claims that do not meet HIPAA's electronic data transmission (transaction and code set) standards that health care providers must use when transmitting certain health care information electronically. Our electronic data transmissions are compliant with current standards.

        All covered entities, including those we operate, are required to comply with the privacy requirements of HIPAA. We are in material compliance with the privacy regulations and continue to develop training and revise procedures to address ongoing compliance. The HIPAA security regulations require health care providers to implement administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of patient information. We continue to work toward full and complete compliance with the security standards.

        We have developed a comprehensive set of policies and procedures in our efforts to comply with HIPAA, under the guidance of our compliance department. Hospital compliance officers and information security officers are responsible for implementing and monitoring compliance with our HIPAA privacy and security policies and procedures at our hospitals. We have also created an internal on-line HIPAA training program, which is mandatory for all employees. Based on the existing and proposed regulations, we believe that the cost of our compliance with HIPAA will not have a material adverse effect on our business, financial position, results of operations or cash flows.

  HEALTH CARE FACILITY LICENSING REQUIREMENTS

        In order to maintain their operating licenses, health care facilities must comply with strict governmental standards concerning medical care, equipment and cleanliness. Various licenses and permits also are required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment. Our health care facilities hold all required governmental approvals, licenses and permits material to the operation of our business.

  UTILIZATION REVIEW COMPLIANCE AND HOSPITAL GOVERNANCE

        In addition to certain statutory coverage limits and exclusions, federal laws and regulations, specifically the Medicare Conditions of Participation, generally require health care providers, including hospitals that furnish or order health care services that may be paid for under the Medicare program or state health care programs, to assure that claims for reimbursement are for services or items that are (1) provided economically and only when, and to the extent, they are medically reasonable and necessary, (2) of a quality that meets professionally recognized standards of health care, and (3) supported by appropriate evidence of medical necessity and quality. CMS administers the Quality Improvement Organization ("QIO") program through a network of QIOs that work with consumers, physicians, hospitals and other caregivers to refine care delivery systems to assure patients receive the appropriate care at the appropriate time, particularly among underserved populations. The QIO program also safeguards the integrity of the Medicare trust fund by reviewing Medicare patient admissions, treatments and discharges, and ensuring payment is made only for medically necessary services, and investigates beneficiary complaints about quality of care. The QIOs have the authority to deny payment for services provided and recommend to HHS that a provider that is in substantial noncompliance with certain standards be excluded from participating in the Medicare program.

        Medical and surgical services and practices are extensively supervised by committees of staff doctors at each of our health care facilities, are overseen by each facility's local governing board, the members of which primarily are community members and physicians, and are reviewed by our clinical quality personnel. The local hospital governing board also helps maintain standards for quality care, develop long-range plans, establish, review and enforce practices and procedures, and approve the credentials and disciplining of medical staff members.

  CERTIFICATE OF NEED REQUIREMENTS

        Some states require state approval for construction, expansion and closure of health care facilities, including findings of need for additional or expanded health care facilities or services. Certificates of need, which are issued by governmental agencies with jurisdiction over health care facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity or services, and certain other matters. Following a number of years of decline, the number of states requiring certificates of need is once again on the rise as state legislatures are looking at the certificate of need process as a way to contain rising health care costs. As of December 31, 2005, we operated hospitals in nine states that require a form of state approval under certificate of need programs applicable to those hospitals. We are unable to predict whether we will be required or able to obtain any additional certificates of need in any jurisdiction where such certificates of need are required, or if any jurisdiction will eliminate or alter its certificate of need requirements in a manner that will increase competition and, thereby, affect our competitive position.

  ENVIRONMENTAL REGULATIONS

        Our health care operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. Our operations also are subject to compliance with various other environmental laws, rules and regulations. We believe it is unlikely that the cost of such compliance will have a material effect on our future capital expenditures, results of operations or competitive position.

COMPLIANCE PROGRAM

        We maintain a multifaceted corporate and hospital-based compliance program that is designed to assist corporate staff and hospital operators to meet or exceed applicable standards established by federal guidance and industry practice. We established our compliance department in 2003 to carry out compliance-related functions previously carried out by the law department. To ensure the independence of the compliance department, the following measures were implemented:

  •
  the compliance department has its own operating budget;

  •
  the compliance department has the authority to hire outside counsel, to access any Tenet document and to interview any of our personnel; and

  •
  the chief compliance officer reports directly to the quality, compliance and ethics committee of our board of directors.

        On January 14, 2004, our board of directors approved a new compliance program charter intended to further our goal of fostering and maintaining the highest ethical standards, and valuing our compliance with all state and federal laws and regulations as a foundation of our corporate philosophy. The primary focus of the program is compliance with the requirements of the Medicare and Medicaid programs and all other government health care programs. Pursuant to the terms of the compliance program charter, the compliance department is responsible for the following activities: (1) drafting company policies and procedures related to compliance issues; (2) developing and providing compliance-related education and training to all of our employees and, as appropriate, directors, contractors, agents and staff physicians; (3) monitoring, responding to and resolving all compliance-related issues; (4) ensuring that we take appropriate corrective and disciplinary action when noncompliant or improper conduct is identified; and (5) measuring compliance with our policies and legal and regulatory requirements related to health care operations.

        In order to ensure the compliance department is well-positioned to perform its duties as outlined in its charter, in 2004 we significantly expanded our compliance staff. As part of this expansion, we hired regional compliance directors and have named a compliance officer for each hospital. All hospital-based compliance officers report to regional compliance directors who report directly to our chief compliance officer.

        On March 23, 2004, Tenet entered into a five-year Corporate Integrity Agreement ("CIA") with the Office of the Inspector General of HHS related to North Ridge Medical Center ("NRMC"), one of our Florida hospitals; however, certain provisions of the CIA impose obligations on Tenet and our subsidiaries. The CIA is structured to assure the federal government of our federal health care program compliance and specifically covers physician relationships. Under the CIA, we have an affirmative obligation to report to the government probable violations of applicable federal health care laws and regulations. This obligation could result in greater scrutiny of NRMC and Tenet by regulatory authorities. Breach of the CIA could subject us to substantial monetary penalties or affect NRMC's participation in the Medicare and Medicaid programs, or both. We have agreed, during the five-year term of the CIA, to operate our compliance program as it pertains to NRMC in a manner that meets the requirements of the CIA.

ETHICS PROGRAM

        We maintain a values-based ethics program that is designed to monitor and raise awareness of ethical issues among employees and to stress the importance of understanding and complying with our Standards of Conduct.

        All of our employees, including our chief executive officer, chief financial officer, chief accounting officer and controller, are required to abide by our Standards of Conduct to ensure that our business is conducted in a consistently legal and ethical manner. The members of our board of directors are also required to abide by our Standards of Conduct. The standards reflect our basic values and form the foundation of a comprehensive process that includes compliance with all corporate policies, procedures and practices. Our standards cover such areas as quality patient care, compliance with all applicable laws and regulations, appropriate use of our assets, protection of patient information and avoidance of conflicts of interest.

        As part of the program, we provide annual ethics and compliance training sessions to every employee, as well as our board of directors. All employees are required to report incidents that they believe in good faith may be in violation of the Standards of Conduct, and are encouraged to contact our 24-hour toll-free Ethics Action Line when they have questions about the standards or any ethics concerns. Incidents of alleged financial improprieties reported to the Ethics Action Line or the ethics and business conduct department are communicated to the audit committee of our board of directors. All reports to the Ethics Action Line are kept confidential to the extent allowed by law, and employees have the option to remain anonymous. In cases reported to the Ethics Action Line that involve a possible violation of the law or regulatory policies and procedures, the matter is referred to the compliance department for investigation. Retaliation against employees in connection with reporting ethical concerns is considered a serious violation of our Standards of Conduct, and, if it occurs, it will result in discipline, up to and including termination of employment.

        The full text of our Standards of Conduct is published on our website, at www.tenethealth.com, under the "Ethics & Business Conduct" caption in the "Our Company" section. A copy of our Standards of Conduct is also available upon written request to our corporate secretary.

PROFESSIONAL AND GENERAL LIABILITY INSURANCE

        As is typical in the health care industry, we are subject to claims and lawsuits in the ordinary course of business. The health care industry has seen significant increases in professional liability insurance in recent years due to increased litigation. In response to such unfavorable pricing and availability of professional liability insurance, we have formed or participated in captive insurance companies to self-insure a substantial portion of our professional and general liability risk. Claims in excess of our self-insurance retentions are insured with commercial insurance companies.

        Our hospitals' self-insured retention per occurrence is currently $2 million, except for hospitals in states with patient compensation funds, whose retentions may be lower. Our captive insurance company's retention per occurrence is currently $13 million. Claims in excess of $15 million per occurrence are reinsured, and our captive insurance company bears 2.5% of the first $10 million of reinsurance claims. If a claim exceeds $25 million, our excess professional and general liability insurance would apply up to an aggregate limit of $275 million. Any losses not covered by or in excess of the amounts maintained under insurance policies will be funded from our working capital.

        In addition to the reserves recorded by our captive insurance subsidiaries, we maintain reserves, including reserves for incurred but not reported claims, for our self-insured professional liability retentions and claims in excess of the policies' aggregate limits, based on actuarial estimates of losses and related expenses. Also, we provide letters of credit to our insurers, which can be drawn upon under certain circumstances, to collateralize the deductible and self-insured retentions under a selected number of our professional and general liability insurance programs.

LEGAL PROCEEDINGS

        During the past several years, Tenet and our subsidiaries have been subject to a significant number of claims and lawsuits. Also during the past several years, we became the subject of federal and state agencies' civil and criminal investigations and enforcement efforts, and received subpoenas and other requests from those agencies for information relating to a variety of subjects. A number of these matters were resolved in 2004 and 2005, and some have recently been resolved, as described below and in our Annual Report on Form 10-K for the year ended December 31, 2005 (the "Annual Report").

        While we cannot predict the likelihood of future claims or inquiries, we expect that new matters may be initiated against us from time to time. The results of claims, lawsuits and investigations cannot be predicted, and it is possible that the ultimate resolution of these matters, individually or in the aggregate, may have a material adverse effect on our business (both in the near and long term), financial position, results of operations or cash flows. We recognize that, where appropriate, our interests may be best served by resolving certain matters without litigation. If non-litigated resolution is not possible or appropriate with respect to a particular matter, we will continue to defend ourselves vigorously. As stated above, any resolution of significant claims against us, whether as a result of litigation or settlement, could have a material adverse impact on our business, liquidity, financial position or results of operations.

        Currently pending and recently settled legal proceedings and investigations that are not in the ordinary course of business are set forth below. Where specific amounts are sought in any pending legal proceeding, those amounts are disclosed. For all other matters, where the possible loss or range of loss is reasonably estimable, an estimate is provided. Where no estimate is provided, the possible amount of loss is not reasonably estimable at this time. We record reserves for claims and lawsuits when they are probable and reasonably estimable. For matters where the likelihood or extent of a loss is not probable or cannot be reasonably estimated, we have not recognized in our Consolidated Financial Statements all potential liabilities that may result. We undertake no obligation to update the following disclosures for any new developments.

  Hurricane Katrina Insurance Settlement

        On June 30, 2006, we reached agreement with our 2005-2006 property insurers to settle all claims related to physical damage and business interruption sustained by the Company as a result of Hurricane Katrina. The insurers have paid us a total of $340 million in settlement of the claims.

  Civil Settlement Agreement with the United States of America

        On June 28, 2006, we, on behalf of our predecessors and current and former affiliates, divisions, and direct and indirect subsidiaries, along with several specified subsidiaries and hospitals, entered into a Civil Settlement Agreement with the United States of America, acting through the Department of Justice ("DOJ") and on behalf of the Office of Inspector General ("OIG") of the Department of Health and Human Services; the TRICARE Management Activity (formerly the Office of Civilian Health and Medical Program of the Uniformed Services), through its general counsel; and the Office of Personnel Management, which administers the Federal Employees Health Benefit Program (collectively, the "United States"). The settlement will conclude several previously disclosed governmental investigations, including an inquiry by the U.S. Attorney's Office for the Central District of California into Tenet's receipt of certain Medicare outlier payments prior to 2003, as well as investigations by U.S. Attorneys in Los Angeles and San Francisco, California, El Paso, Texas, New Orleans, Louisiana, St. Louis, Missouri and Memphis, Tennessee into physician financial relationships. The settlement will also bring to a close civil litigation regarding Medicare coding that DOJ first filed against the Company in January 2003 and various qui tam, or whistleblower, actions brought by private citizens on behalf of the government concerning allegedly excessive or inappropriate claims to government health care programs, including Medicare. Although we specifically deny the allegations outlined by the government in the Civil Settlement Agreement, we agreed to reach a full and final settlement as described in the agreement to avoid the delay, uncertainty, inconvenience and expense of protracted litigation.

        Under the Civil Settlement Agreement, we agreed to pay to the United States $450 million, plus interest accruing at a simple rate of 4.125% from November 1, 2005, within 10 days after the effective date of the settlement agreement and $275 million, plus interest accruing at a simple rate of 4.125% from November 1, 2005, in quarterly installments from November 1, 2007 through August 1, 2010. In addition, we agreed to waive, and not assert any claim for, certain Medicare disproportionate share and outlier payments to which we may be entitled from government health care programs, which payments are valued by the government at $175 million. We had not recorded these payments pending resolution of various issues and the uncertainty that the payments would ever be received.

        We further agreed to continue to cooperate with the government in connection with any investigation the government may pursue into the actions of individuals, including former executive officers and employees of the Company, relating to the matters described in the Civil Settlement Agreement. The government has agreed that if it pursues claims that result in judgments against or settlements with any individuals in connection with matters covered by the settlement agreement, and a court determines that the individuals are entitled by law to indemnification from the Company or its subsidiaries for all or any portion of those judgment or settlement amounts, then the government will seek to recover from the individuals only those amounts that, in the aggregate, total no more than $75 million.

        We also agreed to enter into a multi-year Corporate Integrity Agreement ("CIA") with the OIG within 90 days of the effective date of the Civil Settlement Agreement. The parties are currently finalizing a CIA and have reached a common understanding on the general terms of such an agreement. Upon execution of a CIA, the OIG will provide a release to Tenet, agreeing not to institute, direct or maintain an administrative action seeking exclusion against Tenet, or any of its hospitals or subsidiaries, for the conduct that is the subject of the Civil Settlement Agreement.

  Settlement of United States v. Weinbaum, Tenet HealthSystem Hospitals, Inc. and Alvarado Hospital Medical Center, Inc.

        On May 17, 2006, we announced that we had reached a civil settlement with the U.S. Attorney for the Southern District of California to resolve the criminal case against Alvarado Hospital Medical Center, Inc. (a Tenet subsidiary that owns Alvarado Hospital Medical Center, a general hospital located in San Diego, California), Tenet HealthSystem Hospitals, Inc. (the legal entity that was doing business as Alvarado Hospital Medical Center, Inc. during some of the period of time covered by the indictment) and Barry Weinbaum (the former chief executive officer of Alvarado Hospital Medical Center). In two separate trials, both of which ended in mistrials, the government alleged that the defendants made illegal use of physician relocation, recruitment and consulting agreements, and charged the defendants with conspiracy to violate the federal anti-kickback statute and a number of substantive counts of paying illegal remunerations in violation of the statute.

        As part of the civil settlement, we denied the government's allegations. In both trials, we strongly maintained that physician relocation agreements are a common practice in the hospital industry as a means to bring needed health care resources to communities. However, we agreed to the civil settlement, which included a payment of $21 million to resolve potential civil claims by the government, to avert a third criminal trial, as well as potential civil liabilities that could have resulted. We will record the payment as a charge in the three months ended June 30, 2006.

        On May 26, 2006, the government filed a motion to dismiss the criminal case with prejudice and the court entered an order on May 30, 2006 dismissing the case with prejudice as to all defendants. As part of the settlement, the government also agreed that it will not file any civil litigation in connection with the matter. In order to conclude the settlement, we acceded to the demand of the OIG to sell or close Alvarado Hospital Medical Center within a specified period of time or have the hospital face exclusion from federal health care programs. We may incur impairment and restructuring charges as a result of the sale or closure of the hospital.

  United States ex. rel. Dr. Man Tai Lam and Dr. William Meschel v. Tenet Healthcare Corporation, EP-02-CA-0525KC (U.S. District Court for the Western District of Texas)

        On December 28, 2005, we were served with a summons and third amended complaint in this qui tam action, which had originally been filed by the relators on November 8, 2002 and which remained under seal until the DOJ decided to not intervene in the matter and the court lifted the seal on July 18, 2005. The complaint alleges violations of the federal False Claims Act by Tenet hospitals in El Paso, Texas arising out of: (1) alleged violations of the federal Anti-kickback Statute in connection with certain unspecified financial arrangements with physicians; and (2) the alleged manipulation of the hospitals' charges in order to increase outlier payments. We served our response to the complaint on February 27, 2006 and have moved to dismiss the case. On April 27, 2006, the DOJ filed a statement of interest joining our motion to dismiss on the basis that the court lacks jurisdiction over the case because the relators are not original sources of the alleged violations of the False Claims Act.

  Settlement of Pricing Litigation

        On March 10, 2005, we announced the settlement of a pricing case in California that is nationwide in effect and, on August 8, 2005, we received final court approval of the settlement. Thirteen separate actions were coordinated into one proceeding in the Los Angeles County Superior Court entitled Tenet Healthcare Cases II, J.C.C.P. No. 4289. Plaintiffs had alleged, on behalf of themselves and a purported class consisting of certain uninsured, self-insured and Medicare patients, that they had paid excessive or unfair prices for prescription drugs or medical products or procedures at hospitals or other medical facilities owned by us or our subsidiaries. The settlement has two primary components: (1) injunctive relief governing our conduct prospectively for a period of four years; and (2) retrospective relief, including restitution and discounting of outstanding unpaid bills, for covered patients who were treated at our hospitals during the settlement class period (June 15, 1999 to December 31, 2004). We have also agreed to make a $4 million charitable contribution to a health-care-related charity specified by plaintiffs' counsel. As part of the settlement, we have made no admission of wrongdoing, and we continue to deny the allegations made by plaintiffs in these actions.

        In addition to the California coordinated cases, similar class actions were filed in Tennessee, Louisiana, Florida, South Carolina, Pennsylvania, Texas, Missouri and Alabama. Some of these actions were dismissed following final approval of the nationwide settlement in the California action. We expect the remaining actions to be dismissed to the extent that the claims in these cases fall within the scope of the release provided in the settlement. At March 31, 2006, we had an accrual of $30 million, recorded in 2004, as an estimated liability to address the potential resolution of the pricing litigation.

  Boca Raton Community Hospital, Inc. v. Tenet Healthcare Corporation, Case No. 05-80183-CIV
  (U.S. District Court for the Southern District of Florida, filed March 2, 2005)

        Plaintiff filed this civil action in federal district court in Miami on March 2, 2005 on behalf of itself and a purported class consisting of most of the acute care hospitals in the United States, alleging that Tenet's past pricing policies and receipt of Medicare outlier payments violated the federal Racketeer Influenced and Corrupt Organizations ("RICO") Act, causing harm to plaintiff. Plaintiff seeks unspecified amounts of damages (including treble damages under RICO), restitution, disgorgement and punitive damages. Plaintiff has moved for class certification. A class certification hearing is scheduled for August 23, 2006. Discovery is ongoing, and the court has set February 19, 2007 as the date the jury trial will begin.

  In re Tenet Healthcare Corporation Derivative Litigation, Case No. CV-03-0011 RSWL (U.S. District Court for the Central District of California)

        Four shareholder derivative cases were filed in federal court in California against members of our board of directors and senior management by shareholders purporting to pursue their actions on behalf of Tenet and for our benefit. No pre-lawsuit demand to investigate the allegations or bring the actions was made on the board of directors. The four cases have been consolidated in the U.S. District Court for the Central District of California. Dr. Bernard Stern, North Border Investments and the City of Philadelphia have been appointed lead plaintiffs. We anticipate that this federal derivative litigation will be dismissed in light of the recently announced settlement of the similar derivative litigation filed in California state court.

        At this time, however, pursuant to plaintiffs' Third Consolidated Amended Shareholder Derivative Complaint, the federal matter is proceeding with the following claims against the following defendants: (1) alleged breach of fiduciary duty against defendants Jeffrey Barbakow, Bernice Bratter, Sanford Cloud, Jr., Maurice DeWald, Michael Focht, Van B. Honeycutt, Robert Kerrey, Lester Korn, Thomas Mackey, Raymond Mathiasen and Christi Sulzbach; (2) alleged insider trading and misappropriation in violation of the common law against defendants Barbakow, Mackey, Mathiasen and Sulzbach; (3) alleged unjust enrichment against defendants Barbakow, Mackey, Mathiasen and Sulzbach; (4) alleged violations of Section 10(b) of and Rule 10b-5 under the Securities Exchange Act of 1934 against defendant Barbakow; and (5) alleged violations of Section 14(a) of and Rule 14a-9 under the Exchange Act against defendants Barbakow, Bratter, Cloud, DeWald, Focht, Honeycutt, Kerrey and Korn. Tenet is also named as a nominal defendant.

  Dunlap v. Faruqi & Faruqi, LLP, et al. and Tenet Healthcare Corporation (Nominal Defendant), Case No. CV-06-03279-MRP (U.S. District Court for the Central District of California, filed May 26, 2006)

        On May 26, 2006, plaintiff John Dunlap, a purported Tenet shareholder, filed a derivative action against certain law firms and individual attorneys who represented shareholders in the recently settled California state derivative litigation, current and former directors and executive officers of Tenet, and the law firm and individual attorneys who represented Tenet in the state derivative litigation and currently represent the Company in the above-described federal derivative litigation. The complaint alleges that defendants breached their fiduciary duty to Tenet in connection with the settlement of the state derivative action. Tenet is named as a nominal defendant in the matter. Plaintiff seeks unspecified damages, punitive damages, costs and attorneys' fees.

  SEC Investigation

        The Securities and Exchange Commission initiated a formal investigation of Tenet and certain of our current and former directors and officers, whom the SEC did not specifically identify, by order dated April 22, 2003. The confidential investigation concerns whether our disclosures in our financial reports relating to Medicare outlier reimbursements and stop-loss payments under managed care contracts were misleading or otherwise inadequate, and whether there was any improper trading in our securities by certain of our current and former directors and officers. The SEC served a series of document requests and subpoenas for testimony on Tenet and certain of our current and former employees, officers and directors, as well as our independent registered public accounting firm. The securities law provisions implicated in the investigation include Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act, regulations associated with those statutes, and Rules 12b-20, 13a-1 and 13a-13 under the Exchange Act.

        On April 27, 2005, we announced that we had received a "Wells Notice" from the staff of the SEC in connection with the investigation, and that we had been informed that Wells Notices had also been issued to certain former senior executives of the Company who left their positions in 2002 and 2003, including the former chief executive officer, former chief operating officer, former general counsel, former chief financial officer, former chief accounting officer and former senior vice president of government programs. A Wells Notice indicates that the SEC's staff intends to recommend that the agency bring a civil enforcement action against the recipients for possible violations of federal securities laws. Recipients of Wells Notices have the opportunity to respond before the SEC's staff makes its formal recommendation on whether any action should be brought. We submitted a response on May 13, 2005.

        As previously disclosed, the SEC is also investigating allegations made by a former employee that inappropriate contractual allowances for managed care contracts may have been established at three California hospitals through at least fiscal year 2001. At the request of the audit committee of our board of directors, the board's independent outside counsel, Debevoise & Plimpton LLP ("Debevoise"), conducted an investigation of these allegations utilizing the forensic accounting services of Huron Consulting Group ("Huron"). This investigation was expanded and included determining whether similar issues might have affected other Tenet hospitals during the periods mentioned in the allegations and any other pertinent periods. Debevoise and Huron have completed their investigation and presented the results of their findings to the audit committee. Based on these findings, the audit committee determined that it was necessary to restate our previously reported financial statements. The restated financial statements were presented in our Annual Report and the restatement adjustments were described in Note 2 to the Consolidated Financial Statements in the Annual Report. We are continuing to cooperate with the SEC with respect to its investigation, including responding to subsequent requests for voluntary production of documents, as well as a subpoena request for documents dated October 6, 2005, and have provided regular updates to the SEC as to the progress of the investigation.

  Wage and Hour Actions

        On September 28, 2004, the court granted our petition to coordinate two pending wage and hour actions, McDonough, et al. v. Tenet Healthcare Corporation and Tien, et al. v. Tenet Healthcare Corporation, in Los Angeles Superior Court. The McDonough case was originally filed on June 24, 2003 in San Diego Superior Court and the Tien case was originally filed on May 21, 2004 in Los Angeles Superior Court. We will now be defending in a single court this proposed class action lawsuit alleging that our hospitals violated certain provisions of the California Labor Code and applicable California Industrial Welfare Commission Wage Orders with respect to meal breaks, rest periods and the payment of one hour's compensation for meal breaks or rest periods not taken. The complaint in the Tien case also alleges that we have not included certain payments (including the California Differential payments described below) in the regular rate of pay that is used for purposes of calculating overtime, that we have improperly "rounded off" time entries on timekeeping records, that our pay stubs do not include all information required by California law, and that we have not paid a double time premium when employees work in excess of 12 hours in a day. The plaintiffs are seeking back pay, statutory penalties and attorneys' fees, and seek to certify this action on behalf of virtually all nonexempt employees of our California subsidiaries.

        We contend that certification of a class in the action is not appropriate because our uniform policies comply and have complied with the applicable Labor Code and Wage Orders. Our policies are intended to ensure that (1) employees who miss a rest period or meal break on any given day are appropriately paid, (2) all appropriate forms of compensation are included in the regular rate for overtime calculations and all appropriate overtime premiums are paid, and (3) our "rounding off" practices and pay stubs comply with California law. In addition, we contend that each of these claims must be addressed individually based on its particular facts and, therefore, should not be subject to class certification.

        Two other proposed class actions, Pagaduan v. Fountain Valley Regional Medical Center, pending in Orange County Superior Court, and Falck v. Tenet Healthcare Corporation, pending in Los Angeles Superior Court, also involve allegations regarding unpaid overtime. These lawsuits allege that our pay practices since 2000 for California-based 12-hour shift employees violate California overtime laws by virtue of the alleged failure to include certain payments known as Flexible (or California) Differential payments in the regular rate of pay that is used to calculate overtime pay. These payments are made to 12-hour shift employees when they do not work a shift that is exactly 12 hours. We contend that these differential payments need only be included in the regular rate of pay when they actually are paid (as opposed to merely being potentially payable), and that they always are included in the regular rate calculation in these circumstances. Plaintiffs in both cases are seeking back pay, statutory penalties and attorneys' fees.

  Internal Revenue Service

        In May 2003, the Internal Revenue Service ("IRS") completed an examination of our federal income tax returns for fiscal years ended May 31, 1995, 1996 and 1997 and issued a Revenue Agent's Report. During 2005, we resolved several disputed issues with the IRS and paid approximately $8 million, which was comprised of $23 million of tax plus accrued interest of $15 million less prior payments of $30 million. Among these issues was a disputed adjustment with respect to the timing of the recognition of income for tax purposes pertaining to Medicare and Medicaid net revenues, which we resolved by agreeing to spread the impact of the disputed adjustment over fiscal years ended May 31, 1995 through May 31, 2002.

        After the settlement, the IRS issued a statutory notice of tax deficiency for $67 million in the fourth quarter of 2005 related to the remaining disputed items for fiscal years May 31, 1995, 1996 and 1997. During the three months ended March 31, 2006, we filed a petition to contest the tax deficiency notice through formal litigation in Tax Court. Interest expense (approximately $72 million through March 31, 2006, before any federal or state tax benefit) will continue to accrue until the case is resolved. The principal issues that remain in dispute include the deductibility of a portion of the civil settlement we paid to the federal government in 1994 related to our discontinued psychiatric hospital business and the computation of depreciation expense with respect to certain capital expenditures incurred during the foregoing fiscal years. We presently cannot determine the ultimate resolution of the remaining disputed items. We believe we have adequately provided for all probable tax exposure, including interest, related to those disputed items.

        The IRS has commenced an examination of our tax returns for fiscal years ended May 31, 1998 through the seven-month transition period ended December 31, 2002. We presently cannot determine the ultimate resolution of this examination. We believe we have adequately provided for all probable tax matters, including interest, related to all periods ended after May 31, 1997.

  Investigation by Louisiana Attorney General's Office

        In connection with an investigation into patient deaths that occurred at various hospitals and nursing homes following Hurricane Katrina, the Louisiana Attorney General's Office is conducting a review of events that occurred during the hurricane at two Tenet hospitals in New Orleans. The hospitals, Memorial Medical Center and Lindy Boggs Medical Center, have both been closed since September 2, 2005 because of damage from the hurricane. On October 1, 2005, representatives of the Louisiana Attorney General's Office conducted a search of Memorial's campus pursuant to a search warrant issued by an Orleans Parish state judge on September 30, 2005. Certain records and other materials were removed, including materials from an independently owned long-term acute care facility on Memorial's campus, which is managed and operated under separate license by LifeCare Holdings Inc., which is not affiliated with us. The Attorney General's Office also issued subpoenas to Tenet and Memorial requesting documents pertaining to the matters under investigation and events occurring at the hospital during and after the hurricane. In addition, the Attorney General has subpoenaed certain individuals he wishes to question on these matters, including a number of Tenet employees. We are cooperating with the Louisiana Attorney General's Office with respect to this matter.

  Brockovich, on behalf of the United States of America v. Tenet Healthcare Corporation, et al., BC353406 (Los Angeles Superior Court, filed June 2, 2006)

        Plaintiff Erin Brockovich, purportedly on behalf of the United States of America, filed a civil complaint in Los Angeles Superior Court on June 2, 2006, alleging that Tenet and several of our subsidiaries inappropriately received reimbursement from Medicare for treatment given to patients whose injuries were caused by the Company and those subsidiaries as a result of medical error or neglect. On the same day, plaintiff also filed lawsuits against six other companies that own hospitals and convalescent homes in California with the same allegations. In addition, her attorneys have filed similar cases in New Jersey and Florida using others as plaintiffs. In this case, plaintiff is seeking damages of twice the amount that defendants were allegedly obligated to pay or reimburse Medicare in connection with the treatment in question, plus interest, together with plaintiff's costs and fees, including attorneys' fees. We strongly dispute the merits of the allegations in the suit and will vigorously defend the Company in this matter.

  Managed Care Insurance Disputes

        We and our subsidiaries are from time to time engaged in disputes with managed care payers. For the most part, we believe the issues raised in these contract interpretation and rate disputes are commonly encountered by other providers in the health care industry.

  Medical Malpractice and Other Ordinary Course Matters

        In addition to the matters described above, our hospitals are subject to claims and lawsuits in the ordinary course of business. The largest category of these relates to medical malpractice. One recently filed medical malpractice case involves seven individuals who claim they are former patients of Memorial Medical Center in New Orleans and who allege, on behalf of themselves and a purported class of other Memorial patients and their family members, damages as a result of injuries sustained during Hurricane Katrina. In addition to disputing the merits of the allegations in the suit, we contend that certification of a class in this action is not appropriate and that each of these cases must be adjudicated independently. We will, therefore, oppose class certification and vigorously defend the hospital in this matter.

MANAGEMENT

Directors

        The names and ages of our directors, as of March 31, 2006 are:

Age
Trevor Fetter	46
Brenda J. Gaines	56
Karen M. Garrison	57
Edward A. Kangas	61
J. Robert Kerrey	62
Floyd D. Loop M.D.	69
Richard R. Pettingill	57
James A. Unruh	65
J. McDonald Williams	64

        Mr. Fetter was named President effective November 7, 2002 and was appointed Chief Executive Officer in September 2003. From March 2000 to November 2002, Mr. Fetter was Chief Executive Officer of Broadlane, Inc. From October 1995 to February 2000, he served in several senior management positions at Tenet, including Executive Vice President and Chief Financial Officer, then Chief Corporate Officer and Chief Financial Officer in the Office of the President. Mr. Fetter holds an M.B.A. from the Harvard Business School and a bachelor's degree in economics from Stanford University. Mr. Fetter is a member of the board of directors of Broadlane, Inc., the Tenet Healthcare Foundation, the Federation of American Hospitals and the U.S. Chamber of Commerce. He is also a member of the board of trustees of the Committee of Economic Development. Mr. Fetter has been a director of Tenet since September 2003.

        Ms. Gaines served as President and Chief Executive Officer of Diners Club North America, a division of Citigroup, from 2002 until her retirement in March 2004. She also served as President of Diners Club from 1999 to 2002 and held a number of senior management positions within Citigroup since 1988. From 1983 to 1987, she worked in various management positions for the City of Chicago, including Deputy Chief of Staff to the Mayor and Commissioner of Housing. Ms. Gaines currently serves on the board of directors of two other public companies, CNA Financial Corp. and Office Depot, Inc. She is also a director of the March of Dimes and the Economic Club of Chicago. Ms. Gaines received her bachelor's degree from the University of Illinois at Champaign-Urbana and her master's degree in public administration from Roosevelt University in Chicago. Ms. Gaines was elected to the Board in March 2005.

        Ms. Garrison served as President of Pitney Bowes Business Services from 1999 to 2004. From 1978 to her retirement in July 2004, she held a number of senior management positions at Pitney Bowes Inc. including Executive Vice President, Vice President of Operations, Vice President of Finance and Chief Financial Officer. Ms. Garrison currently serves on the board of directors of two other public companies, North Fork Bancorporation, Inc. and Standard Parking Corporation. Ms. Garrison received her bachelor of science degree in accounting from Rollins College and her M.B.A. from the Florida Institute of Technology. Ms. Garrison was elected to the Board in March 2005.

        Mr. Kangas served as Global Chairman and Chief Executive Officer of Deloitte from 1989 to 2000. He also served as the Managing Partner of Deloitte & Touche (USA) from 1989 to 1994. He was elected Managing Partner and Chief Executive Officer of Touche Ross in 1985, a position he held through 1989. Mr. Kangas began his career as a staff accountant at Touche Ross in 1967, where he became a partner in 1975. Mr. Kangas is a director of three other public companies, Eclipsys Corporation, Electronic Data Systems Corporation and Hovnanian Enterprises, Inc. In addition, he is a board member of the National Multiple Sclerosis Society and serves as a trustee of the Committee for

Economic Development. He is also a member of Beta Gamma Sigma Directors' Table. Mr. Kangas is currently a member of the board of trustees of the University of Kansas Endowment Association and a member of the University of Kansas Business School Board of Advisors. A certified public accountant, Mr. Kangas holds a bachelor's degree and a master's degree in business administration from the University of Kansas. Mr. Kangas has been a director since April 2003 and was elected Chairman of the Board in July 2003.

        Mr. Kerrey has been President of New School University in New York City since January 2001. Prior to becoming President of New School University, Mr. Kerrey served as a U.S. Senator from the State of Nebraska from 1989 to 2000. Prior to his election to the U.S. Senate, Mr. Kerrey was Governor of the State of Nebraska from 1982 to 1987. Prior to entering public service, Mr. Kerrey founded and operated a chain of restaurants and health clubs. Mr. Kerrey is a director of two other public companies, Jones Apparel Group, Inc. and Genworth Financial, Inc. He is also a director of the Concord Coalition and sits on the Board of Trustees of The Aerospace Corporation. Mr. Kerrey holds a degree in Pharmacy from the University of Nebraska. Mr. Kerrey has been a director since March 2001.

        Dr. Loop retired as the Chief Executive Officer and Chairman of the Board of Governors of The Cleveland Clinic Foundation in October 2004, a position he held for fifteen years. He currently serves as a consultant to the Foundation. Before becoming the Foundation's Chief Executive Officer in 1989, Dr. Loop was an internationally recognized cardiac surgeon. He practiced cardiothoracic surgery for 30 years and headed the Department of Thoracic and Cardiovascular Surgery at The Cleveland Clinic from 1975 to 1989. Dr. Loop has authored more than 350 clinical research papers, chaired the Residency Review Committee for Thoracic Surgery and was President of the American Association for Thoracic Surgery. Dr. Loop is a director of one other public company, Intuitive Surgical, Inc. He is also a director of Noteworthy Medical Systems, Inc. Dr. Loop holds a bachelor of science degree from Purdue University and received his medical degree from George Washington University. Dr. Loop has been a director since January 1999.

        Mr. Pettingill has been President and Chief Executive Officer of Allina Hospitals and Clinics since October 2002. Prior to serving in this role, he served as Executive Vice President and Chief Operating Officer of Kaiser Foundation Health Plans and Hospitals from 1996 to 2002. He served as President and Chief Executive Officer of Camino Healthcare from 1991 to 1995. Mr. Pettingill is a member of the Board of Directors of Allina and also serves on the Board of Directors for Minnesota Hospital Association, Safest in America and Minnesota Business Partnership. Mr. Pettingill received a bachelor's degree from San Diego State University and a master's degree in health care administration from San Jose State University. Mr. Pettingill has been a director since March 2004.

        Mr. Unruh has served as Principal of Alerion Capital Group LLC, a private equity firm, since 1998. Prior to founding Alerion, Mr. Unruh was the Chairman, President and Chief Executive Officer of Unisys Corporation from 1990 until 1997. Before being named Chief Executive Officer, Mr. Unruh held a number of senior management positions at Unisys and its predecessor corporation, Burroughs Corporation. Mr. Unruh is a director of three other public companies, CSG Systems International, Inc., Prudential Financial, Inc. and Qwest Communications International. In addition, he serves as a director of various privately-held companies in connection with his position at Alerion. Mr. Unruh received his bachelor's degree in business administration from Jamestown College and his master's degree in business administration from the University of Denver. Mr. Unruh has been a director since June 2004.

        Mr. Williams served as the Chairman of Trammell Crow Company from 1994 until May 2002. Prior to serving in that role, he was the President and Chief Executive Officer of Trammell Crow from 1990 to 1994 and was managing partner from 1977 to 1990. He is a director of two other public companies, Belo Corp. and Trammell Crow, where he serves as Chairman Emeritus. In 1995, Mr. Williams founded the Foundation for Community Empowerment to assist in redeveloping low-income neighborhoods in

Dallas. He also serves on the boards of a number of foundations, including the Dallas Foundation and the Hoblitzelle Foundation. Mr. Williams is a member of the Leadership Council of the University of Texas Southwestern Medical Center and is a trustee of Dallas Medical Resource. Mr. Williams received his bachelor of science degree from Abilene Christian University and his L.L.B. from George Washington University Law School. Mr. Williams was elected to the Board in March 2005.

Executive Officers

        The names, positions and ages of our executive officers, as of March 31, 2006, are:

	Position	Age
Trevor Fetter	President and Chief Executive Officer	46
Reynold J. Jennings	Chief Operating Officer	59
Timothy L. Pullen	Interim Chief Financial Officer, Executive Vice President and Chief Accounting Officer	50
E. Peter Urbanowicz	General Counsel and Secretary	42
Jennifer Daley, M.D.	Chief Medical Officer and Senior Vice President, Clinical Quality	56

        Mr. Jennings was named chief operating officer on February 9, 2004. Prior to that, he served as president of our former eastern division, and, from 1997 to March 2003, he served as executive vice president of our former southeast division. Mr. Jennings rejoined Tenet in 1997 from Ramsay Health Care Inc., where he was president and chief executive officer from 1993 to 1996. Before that, he served as senior vice president, operations, responsible for National Medical Enterprises, Inc.'s acute care hospitals in Texas, Missouri and West Florida from 1991 to 1993. His career experience includes executive directorships at a number of acute care hospitals. Mr. Jennings holds an M.B.A. from the University of South Carolina and a bachelor's degree in pharmacy from the University of Georgia. Mr. Jennings is also a fellow of the American College of Healthcare Executives and a member of the board of directors of the Federation of American Hospitals.

        Mr. Pullen has served as interim chief financial officer of the Company since November 2005. He was appointed executive vice president and chief accounting officer in August 2003. Prior to that time, he served as vice president and controller of Tenet from 1995 to 1999, when he was promoted to senior vice president and controller. He joined The Hillhaven Corporation, a subsidiary of National Medical Enterprises, in 1983 and served in various executive positions, including vice president, finance. Mr. Pullen holds an M.B.A. from Seattle University and a bachelor's degree in accounting from the Rochester Institute of Technology. He also completed the Advanced Management Program at Harvard Business School.

        Mr. Urbanowicz joined Tenet as general counsel and was appointed secretary on December 22, 2003. From October 2001 to December 2003, he served as Deputy General Counsel of the U.S. Department of Health and Human Services. Before joining HHS, from June 2000 to October 2001, Mr. Urbanowicz was a partner in the law firm of Locke Liddell & Sapp, specializing in health care law. From January 1998 to June 2000, he was a partner in the New Orleans law firm of Liskow & Lewis and was head of that firm's health care law practice. Before joining Liskow & Lewis, Mr. Urbanowicz was a partner in the New Orleans law firm of Monroe & Lemann, where he was head of the firm's health care law practice. Mr. Urbanowicz holds a J.D. from Tulane University's School of Law and a bachelor's degree in English and political science from Tulane University. He is a member of the American Law Institute and a member of the board of directors of the Federation of American Hospitals.

        Dr. Daley has served as chief medical officer and senior vice president, clinical quality since February 2003. When she first joined Tenet in July 2002, she was appointed to the newly created position of vice president, clinical effectiveness. Before joining Tenet, Dr. Daley served as director of the Center for Health Systems Design and Evaluation at Massachusetts General Hospital and Partners Health Care System from 1999 to 2002. From 1996 to 1999, Dr. Daley was vice president and medical director of health care quality at the Beth Israel Deaconess Medical Center, a Harvard teaching hospital. From 1990 to 1996, she was employed at the Department of Veterans Affairs (DVA) and served as the co-chair of the DVA's National Surgical Quality Improvement Program from 1991 to 2003. Dr. Daley has been an associate professor of medicine at the Harvard Medical School and a clinician-teacher and practicing internist at the New England Medical Center in Boston. She earned her medical degree at Tufts University School of Medicine and her bachelor's degree at Brown University.

Biggs C. Porter

        On May 25, 2006, we announced that Biggs C. Porter has been appointed chief financial officer, effective June 5, 2006. Since May 2003, Mr. Porter, aged 52, has served as vice president, corporate controller and principal accounting officer of Raytheon Co. He also served as Raytheon's acting chief financial officer from April 2005 until early 2006. From December 2000 to May 2003, he was senior vice president and corporate controller of TXU Corp. Prior to joining TXU, he was chief financial officer of Northrop Grumman Corporation's integrated system sector. Mr. Porter also served as vice president, controller and assistant treasurer of Vought Aircraft Company and corporate manager of external financial reporting for LTV Corporation. From 1978 to 1987, Mr. Porter served in various positions with the accounting firm of Arthur Young and Co. A certified public accountant, Mr. Porter holds a bachelor's degree in accounting from Duke University and a master's degree in accounting from the University of Texas, Austin.

Director Compensation

        During 2005, our non-employee directors, which includes all our directors except Mr. Fetter, each received a $65,000 annual retainer fee (pro-rated for partial year service). The non-employee directors also received $1,500 per Board meeting and $1,200 per committee meeting attended. Each non-employee director serving as the chair of a committee received an annual fee of $12,000 (pro-rated for partial year service). Our independent Chairman of the Board received an annual fee of $135,000 in addition to other Board and committee compensation (including meetings of committees as to which he attends in an ex officio capacity). All directors are reimbursed for travel expenses and other out-of-pocket costs incurred while attending meetings.

2001 Stock Incentive Plan

        Our Third Amended and Restated 2001 Stock Incentive Plan, or SIP, which was originally approved by our shareholders at the 2001 annual meeting of shareholders, promotes our interests and those of our shareholders by strengthening our ability to attract, motivate and retain management level employees and directors with training, experience and ability, encouraging the highest level of performance, and providing management level employees and directors with a proprietary interest in our financial success and growth.

        The SIP is administered by the Compensation Committee. All of our non-employee directors are eligible to participate in the SIP. Under the terms of the SIP, the Board determines awards to be granted to each non-employee director. The Board currently grants restricted units to non-employee directors on an annual basis pursuant to a formula under which each non-employee director receives that number of restricted units equal to two times the then-existing annual director retainer fee divided by the closing price of our common stock on the NYSE on the date of the grant. The restricted units are automatically granted to non-employee directors on the first business day following the annual shareholder meeting.

        On May 27, 2005, based on an NYSE closing price of $12.00 per share, each non-employee director was granted 10,833 restricted units pursuant to the foregoing formula. Each such restricted unit is subject to a three-year vesting period under the terms of the SIP, provided that the units will fully vest upon a director's termination of service and are not forfeitable. Each restricted unit is settled in shares of our common stock. Regardless of vesting status, settlement of these units will not occur until the termination of service on the Board.

        On the last Thursday of any month in which a new non-employee director is elected to the Board, the director receives an automatic restricted unit grant equal to four times the then-existing annual director retainer fee divided by the closing price of our common stock on the NYSE on the date of the grant. On March 31, 2005, Ms. Gaines, Ms. Garrison and Mr. Williams each received 22,550 restricted units in accordance with this formula.

        Prior to August 2004, director awards under the SIP were made in the form of stock options rather than restricted units. If a non-employee director is removed from office by our shareholders, is not nominated for re-election by the Board or is nominated by the Board but is not re-elected by our shareholders, any options granted under the SIP will expire one year after the date of removal or failure to be elected, unless during such one-year period the non-employee director dies or becomes permanently and totally disabled, in which case the option will expire one year after the date of death or permanent and total disability. If the non-employee director retires, the options granted under the SIP will continue to vest, be exercisable and expire in accordance with their terms. If the non-employee director dies or becomes permanently and totally disabled while serving as a non-employee director, the options granted under the SIP will expire five years after the date of death or permanent and total disability unless by their terms they expire sooner. The maximum term of an option is 10 years from the date of grant.

        The SIP also provides for all outstanding awards that are not vested fully to vest fully without restrictions in the event of certain conditions, including our dissolution or liquidation, a reorganization, merger or consolidation that results in our not being the surviving corporation, or upon the sale of all or substantially all of our assets, unless provisions are made in connection with such transaction for the continuance of the SIP with adjustments appropriate to the circumstances.

        In addition, upon the occurrence of a change of control, any options held by non-employee directors that have not already vested will fully vest and any restrictions upon exercise will immediately cease. For purposes of the SIP, a change of control will have occurred if: (i) any entity is or becomes the beneficial owner directly or indirectly of 20 percent or more of our stock, or (ii) any entity makes a filing under Section 13(d) or 14(d) of the Securities Exchange Act of 1934 with respect to us which discloses an intent to acquire control of the Company in a transaction or series of transactions not approved by the Board.

Stock Ownership and Stock Option Exercise/Restricted Stock Vesting Retention Guidelines

        The Board has adopted stock ownership guidelines that require each director to own shares of our stock with a value equal to three times the annual retainer by the later of March 11, 2008 or five years after the date on which the director joins the Board. The Board has also adopted stock retention guidelines that require directors who have not satisfied their ownership guidelines to hold for at least one year all of the "net shares" received upon the exercise of stock options or vesting of restricted units. For this purpose, "net shares" means the number of shares obtained by exercising the option or upon restricted unit vesting, less the number of any shares sold to pay the exercise price of the option and any taxes and transaction costs due upon the exercise or vesting.

Deferred Compensation Plan

        Under the Seventh Amended and Restated Tenet 2001 Deferred Compensation Plan (the "2001 DCP") and the Tenet 2006 Deferred Compensation Plan (the "2006 DCP"), directors and eligible employees may defer all or a portion of their compensation paid during the calendar year. For purposes of directors, compensation is defined as cash compensation from retainers, meeting fees and committee fees paid during the fiscal year. Individuals who elect to defer all or a portion of their compensation may request that the following types of investment crediting rates be applied to their deferred compensation: an annual rate of interest equal to one percent below the prime rate of interest; a rate of return based on one or more benchmark mutual funds; or a rate of return based on the performance of our common stock, designated as stock units that are payable in shares of our common stock. Deferred compensation invested in stock units may not be transferred out of stock units. Compensation deferred by directors is distributed when service on the Board terminates (unless the director has timely elected an earlier distribution with respect to amounts deferred after 2004) and is paid either in a lump sum or in equal monthly installments over a period of up to 15 years, depending on the value and investment of such account and the instruction of the director. Amounts deferred on and after 2005 may also be withdrawn if a director incurs an unforeseeable emergency, in which case such director's deferrals will be suspended for a period of time specified under the plans.

        In February 2006, we amended the 2001 DCP and adopted the 2006 DCP in order to comply with the requirements of the American Jobs Creation Act of 2004 (the "JOBS Act"), which was codified by Section 409A of the Internal Revenue Code of 1986, as amended (the "IRS Code"). Deferrals elected with respect to compensation otherwise payable in calendar years beginning before January 1, 2006 are subject to the terms of the 2001 DCP. Deferrals elected with respect to compensation otherwise payable in calendar years beginning on and after January 1, 2006 are subject to the terms of the 2006 DCP. We intend to eventually transfer amounts deferred after 2004 under the 2001 DCP into the 2006 DCP. Some of the changes made to the 2001 DCP and similarly adopted in the 2006 DCP required under the JOBS Act include delaying the payment of deferred compensation plan benefits to key employees for a period of six months following termination of employment (other than a termination due to death) and eliminating provisions which allow acceleration in the payment of deferred compensation benefits. The 2006 DCP also permits the deferral of the receipt of restricted units awarded under the SIP.

        We established a trust for the purpose of securing our obligations to make distributions under the 2001 DCP and 2006 DCP. The trust is a "rabbi trust" and as of December 31, 2005, it held 2,986,749 shares of our common stock. The trustee will make required payments to participants in the event that we fail to make such payments for any reason other than our insolvency, and may sell the shares from time to time to obtain funds for such payments. In the event of our insolvency, the assets of the trust will be subject to the claims of our general creditors. In the event of a change of control as defined under the 2001 DCP, we are required to fund the trust in an amount that is sufficient, together with all assets then held by the trust, to pay each participant the benefits to which the participant would be entitled as of the date of the change of control.

        For purposes of the 2001 DCP, a change of control will have occurred if: (i) any entity is or becomes the beneficial owner directly or indirectly of 20 percent or more of our stock, or (ii) individuals who, as of August 1, 2000, constitute the Board (the "DCP Incumbent Board") cease for any reason to constitute the majority of the Board; provided that individuals nominated by a majority of the directors then constituting the DCP Incumbent Board and elected to the Board after August 1, 2000 will be deemed to be included in the DCP Incumbent Board. Individuals who initially are elected to the Board as a result of an actual or threatened election contest or proxy solicitation (other than on behalf of the DCP Incumbent Board) will be deemed not to be included in the DCP Incumbent Board.

Directors Retirement Plan

        Our Directors Retirement Plan, or DRP, was discontinued as to all directors joining the Board after October 6, 1999. Only non-employee director Loop participates in the DRP. All of our other non-employee directors are not eligible to participate because they joined the Board after October 6, 1999. Because Mr. Fetter is an employee director he is not eligible to participate.

        Under the DRP, we are obligated to pay to a participating director an annual retirement benefit for a period of 10 years following retirement. The annual retirement benefit is based on years of service as a director and is equal to the lower of (x) the amount of the annual Board retainer (currently $65,000) at the time an eligible director retires and (y) $25,000, increased by a compounded rate of six percent per year from 1985 to the directors' termination of service. The retirement benefits are paid monthly.

        A director's interest in the retirement benefit becomes partially vested after five years of service as a director and fully vested after 10 years of service as a director. Participants may elect to receive the retirement benefits in the form of a joint and survivor annuity.

        Retirement benefits under the DRP, with certain adjustments, are paid to directors whose services are terminated for any reason other than death prior to normal retirement, so long as the director has completed at least five years of service. In the event of a change of control followed by a director's termination of service or a director's failure to be re-elected upon the expiration of his or her term in office, directors will be deemed fully vested in the DRP without regard to years of service and will be entitled to receive full retirement benefits.

Directors Life Insurance Program

        Our Directors Life Insurance Program was discontinued as to all directors joining the Board after October 6, 1999. As of December 31, 2003, non-employee director Loop had elected to participate in the Program and life insurance policies had been purchased by policy owner on his life and on the life of another person designated by him. All of our other non-employee directors are not eligible to participate in the Program because they joined the Board after October 6, 1999. Because Mr. Fetter is an employee director he is not eligible to participate.

        Under the Program, we may enter into a split-dollar life insurance agreement with a policy owner designated by a director providing for the purchase of a joint life, second-to-die, life insurance policy insuring the lives of the director and another person designated by the director. The amount of insurance purchased will be sufficient to provide a death benefit of at least $1,000,000 to the beneficiaries designated by the policy owner, and to allow us to recover the premiums we have paid towards keeping the policies in force until the deaths of both the director and the designated other person.

        Each year the policy owner pays to the insurer the cost of the term portion of the policy and we pay a taxable bonus to each participating director in the amount that approximates the cost of a one-year $1,000,000 non-renewable term life insurance policy. A participating director may choose to reimburse the policy owner for the amount paid for the term portion of the policy. We pay the full cost of the policy, less the amount paid by the policy owner each year for the term portion of the policy, in annual installments over approximately seven years.

Compensation of Executive Officers

Summary Compensation Table

        The following table summarizes the compensation paid by us for the fiscal years ended December 31, 2005, 2004 and 2003 to our Chief Executive Officer and our four most highly compensated other executive officers during fiscal year 2005 (collectively, the "Named Executive Officers").

		Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary($)(1)	Bonus($)(1)	Other Annual Compensation ($)(2)		Restricted Stock Awards ($)(3)		Securities Underlying Options(#)	All Other Compensation ($)(4)
Fetter CEO and President	2005 2004 2003	1,065,346 1,090,384 848,539	1,165,291 864,749 262,500	334,479 1,697,543 1,250,125	(5) (5) (5)	1,848,206 1,128,281 3,728,000	(6)	469,333 469,333 350,000	41,722 14,330 33,516
Jennings Chief Operating Officer	2005 2004 2003	710,231 708,461 562,693	635,703 454,790 84,015	-0- -0- -0-		680,297 440,359 -0-		183,333 183,333 75,000	15,115 11,055 10,490
Pullen Interim CFO and Chief Accounting Officer	2005 2004 2003	398,654 389,423 339,196	238,809 168,458 42,634	-0- -0- -0-		189,360 180,150 -0-		60,000 75,000 -0-	13,765 12,424 16,670
Urbanowicz General Counsel	2005 2004 2003	468,269 467,308 -0-	326,156 235,841 -0-	-0- 231,716 200,000	(7) (7)	385,737 320,259 -0-		133,333 133,333 125,000	14,150 13,885 -0-
Daley, M.D. Chief Medical Officer, SVP, Clinical Quality	2005 2004 2003	365,261 369,346 328,848	199,764 146,698 37,058	63,145 92,868 -0-	(8) (8)	192,863 128,099 -0-		56,667 53,333 -0-	19,230 5,125 1,759

(1)
Includes compensation deferred at the election of the executive or as determined by the Compensation Committee.

(2)
A -0- in this column means that no such compensation was paid other than perquisites that have not been included because their aggregate value did not meet the reporting threshold of the lesser of $50,000 or 10% of salary plus bonus.

(3)
The totals for 2005 in this column represent the value of restricted units granted on February 17, 2005 to Mr. Fetter based on the closing price of our common stock of $10.63 per share on the grant date and on February 16, 2005 to the other Named Executive Officers based on the closing price of $10.52 per share on the grant date. These units, which vest ratably on the first three anniversary dates of the grant date and are settled in shares of our common stock upon vesting, were granted in the following amounts: Mr. Fetter: 173,867, Mr. Jennings: 64,667, Mr. Pullen: 18,000, Mr. Urbanowicz: 36,667 and Dr. Daley: 18,333. Restricted units are granted under our Third Amended and Restated 2001 Stock Incentive Plan, a description of which can be found on page 115.

  The totals for 2004 in this column represent the value of restricted units granted on March 4, 2004 to Mr. Fetter based on the closing price of our common stock of $12.02 per share on the grant date and on March 3, 2004 to the other Named Executive Officers based on the closing price of $12.01 per share on the grant date. These units, which vest ratably on the first three anniversary dates of the grant date and are settled in shares of our common stock upon vesting, were granted in the following amounts: Mr. Fetter: 93,867, Mr. Jennings: 36,666, Mr. Pullen: 15,000, Mr. Urbanowicz: 26,666 and Dr. Daley: 10,666. Unvested restricted units are not entitled to dividends; we currently do not pay dividends on our common stock.

  Based on the closing price of our common stock of $7.66 per share on December 31, 2005, the value of the aggregate restricted stock (see footnote 6 below) and restricted unit holdings by Named Executive Officers at the end of fiscal year 2005 was as follows:

Name	Number of Restricted Stock Holdings	Value of Restricted Stock Holdings
Fetter	369,779	$2,832,507
Jennings	89,111	$682,590
Pullen	104,993	$804,246
Urbanowicz	54,445	$417,049
Daley, M.D.	37,444	$286,821
(4)
The aggregate amounts set forth in "All Other Compensation" include the following: (i) matching contributions to the Tenet Healthcare Corporation 401(k) Retirement Savings Plan (the "401(k) Plan"), (ii) matching contributions to the Seventh Amended and Restated 2001 Deferred Compensation Plan, a description of which can be found on page 117, as a result of IRS limitations on amounts that may be deferred under the 401(k) Plan and (iii) certain amounts paid with respect to life, accidental death and dismemberment and long-term disability insurance policies that are provided to individuals who are eligible to participate in our Supplemental Executive Retirement Plan ("SERP"), a description of which can be found on page 122. The following table reflects the amount of each of the foregoing paid to each of the Named Executive Officers in fiscal year 2005.

	Fetter	Jennings	Pullen	Urbanowicz	Daley, M.D.
401(k) Plan	10,500	10,500	10,500	10,500	10,500
Deferred Compensation Plan	27,127	-0-	-0-	-0-	5,379
SERP Life and Disability Insurance	4,095	4,615	3,265	3,650	3,351
(5)
The totals for fiscal years 2005 and 2004, respectively, include $200,222 and $1,598,462 of relocation-related expenses reimbursed to Mr. Fetter in accordance with our headquarters relocation policy. Most of the 2004 expenses consisted of reimbursement of taxes paid by Mr. Fetter in connection with the sale of his residence. The total for fiscal year 2003 includes $1,201,746 of relocation-related expenses, principally consisting of reimbursement of a loss on sale, reimbursed to Mr. Fetter pursuant to his November 2002 employment letter.

(6)
Pursuant to a restricted stock agreement we entered into with Mr. Fetter on January 21, 2003, we granted Mr. Fetter 200,000 shares of restricted stock. A condition of this grant required Mr. Fetter to purchase 100,000 shares of our common stock in the open market. On January 21, 2003, Mr. Fetter purchased 100,000 shares of common stock and was granted 200,000 shares of unvested restricted stock. The value of this restricted stock is based on the closing price of $18.64 per share of our common stock on the date of the grant. The restricted stock vests as follows: (1) one-third vested on January 21, 2005; (2) an additional one-third vested on January 21, 2006; and (3) the balance will vest on January 21, 2007. Although these restricted shares would be eligible to receive dividends in the event a common share dividend was ever declared, we currently do not pay dividends on our common stock. The number and value of Mr. Fetter's restricted shares as of the end of our last completed fiscal year are included in the table in footnote 3 above.

(7)
The total for fiscal year 2004 includes $78,087 of relocation-related expenses reimbursed to Mr. Urbanowicz for his relocation to Santa Barbara pursuant to his December 2003 employment letter and $96,323 of relocation expenses reimbursed to Mr. Urbanowicz for his subsequent relocation to Dallas in accordance with our headquarters relocation policy. The amount for fiscal year 2003 represents a relocation assistance payment to Mr. Urbanowicz pursuant to his December 2003 employment letter.

(8)
The totals for fiscal years 2005 and 2004, respectively, include $36,123 and $56,002 of imputed income for expenses incurred by us with respect to Dr. Daley's travel between her home state and our corporate headquarters in Dallas.

Option Grants During Fiscal Year 2005

        The following table sets forth information concerning options granted to the Named Executive Officers during 2005. These options were granted under our Third Amended and Restated 2001 Stock Incentive Plan, a description of which can be found on page 115.

	Individual Grants
Name	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in 2005(2)	Exercise Price ($/Share)(3)	Expiration Date	Grant Date Present Value($)(4)
Fetter	469,333	7.96	10.63	February 17, 2015	2,285,652
Jennings	183,333	3.11	10.52	February 16, 2015	698,499
Pullen	60,000	1.02	10.52	February 16, 2015	228,600
Urbanowicz	133,333	2.26	10.52	February 16, 2015	507,999
Daley, M.D.	56,667	0.96	10.52	February 16, 2015	215,901

(1)
These options vest ratably over a three-year period from the date of grant.

(2)
The percentages shown are percentages of the total number of options granted to employees to purchase our common stock.

(3)
All options to purchase our common stock are exercisable at a price equal to the closing price of our common stock on the date of grant.

(4)
The Grant Date Present Values of the options granted to the Named Executive Officers during fiscal year 2005 were derived using a standard Black-Scholes stock option valuation model. The valuation data and assumptions used to calculate the values for the options granted to our Named Executive Officers were as follows:

Date of Grant	02/16/2005	02/17/2005
Stock Price	$10.52	$10.63
Exercise Price	$10.52	$10.63
Expected Dividend Yield	0%	0%
Expected Volatility	40.0%	40.0%
"Risk Free" Interest Rate	3.67%	3.89%
Expected Life (Years)	4.00	6.25
Present Value/Option	$3.81	$4.87

  The Expected Volatility is derived using daily data drawn from the seven years preceding the date of grant. The Risk Free Interest Rate is the approximate yield on five- and seven-year United States Treasury Bonds on the date of grant. The Expected Life is an estimate of the number of years the option will be held before it is exercised and has been based on analyses of historical exercise patterns. The valuation model was not adjusted for non-transferability, risk of forfeiture or the vesting restrictions of the options, all of which would reduce the value if factored into the calculation.

  The Black-Scholes model is one accepted method of valuing options. The actual value of the options may be significantly different and the value ultimately realized, if any, will depend on the amount by which the market price of our common stock on the date of exercise exceeds the exercise price.

Option Exercises and Year-End Value Table December 31, 2005

        The following table sets forth information concerning options exercised by each of the Named Executive Officers during 2005 and unexercised options held by each of them as of December 31, 2005.

			Number of Unexercised Options at 12/31/2005 (#)		Value of Unexercised In-the-Money Options at 12/31/2005($)(1)
Name	Shares Acquired on Exercise(#)	Value Realized($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Fetter	-0-	-0-	939,777	898,889	0.00	0.00
Jennings	-0-	-0-	731,111	330,555	0.00	0.00
Pullen	-0-	-0-	62,500	110,000	0.00	0.00
Urbanowicz	-0-	-0-	127,777	263,889	0.00	0.00
Daley, M.D.	-0-	-0-	17,777	92,223	0.00	0.00

(1)
Based on the $7.66 per share closing price of our common stock on December 31, 2005.

Stock Ownership and Stock Option Exercise/Restricted Stock Vesting Retention Guidelines

        The Board has adopted stock ownership and stock option exercise retention guidelines for our senior officers to align the personal interests of senior officers with those of our shareholders. The stock ownership guidelines require each senior officer to own shares of our stock with a value equal to the following multiples of his or her salary. The ownership guidelines must be met by the later of March 11, 2008 or five years from the date on which an individual becomes a senior officer.

Title	Multiple of Base Salary
CEO	5x
President	4x
EVP and others above SVP	2x
SVP	1x

        The Board has also adopted stock retention guidelines that require all officers with the title of senior vice president or above who have not satisfied their stock ownership guidelines to hold for at least one year all the "net shares" received upon the exercise of stock options or vesting of restricted units. For this purpose, "net shares" means the number of shares obtained by exercising the option or upon restricted unit vesting, less the number of shares sold to pay the exercise price of the option and any taxes or transaction costs due upon the exercise or vesting.

Supplemental Executive Retirement Plan

        The Supplemental Executive Retirement Plan, or SERP, provides our Named Executive Officers (and certain other executives, collectively referred to as participants) with supplemental retirement benefits in the form of retirement payments for life, generally commencing on the first day of the month following the attainment of age 65. At retirement, the monthly benefit paid to a Named Executive Officer (and each other SERP participant) will be a product of four factors: (i) the participant's highest average monthly earnings for any consecutive 60-month period during the 10 years preceding retirement; (ii) the number of years of service with a maximum of 20 years; (iii) a vesting factor; and (iv) a percentage factor, not to exceed 2.7 percent, to reduce this benefit to reflect the projected benefit from our other retirement benefits available to the participant and from Social Security. The monthly benefit is reduced in the event of a participant's early retirement or termination of employment prior to age 62 by 3.0 percent for each year early retirement or termination occurs before age 62, subject to a maximum reduction of 21 percent. SERP benefits are further reduced, as described below, if benefits begin to be paid prior to age 62 by reason of early retirement, as defined in the SERP. Unreduced retirement benefits under the SERP are available for participants who terminate on or after age 62.

        For participants who were not actively at work as regular, full-time employees on or after February 1, 1997, "earnings" is defined in the SERP as the participant's base salary excluding bonuses and other cash and non-cash compensation. In fiscal year 1997, the SERP was amended to provide that, for all participants who are actively at work as regular, full-time employees on or after February 1, 1997, "earnings" means the participant's base salary and annual cash bonus, but not automobile and other allowances and other cash and non-cash compensation.

        The SERP also was amended in fiscal year 1997 to provide that for all participants who are actively at work as regular, full-time employees on or after February 1, 1997: (i) the reduction for early retirement (retirement before age 65) for benefits received prior to age 62 was reduced from 5.04 percent to 3.0 percent per year and the maximum of such yearly reductions was reduced from 35.28 percent to 21 percent; (ii) the offset factor for the projected benefits from other Company benefit plans will be applied only to the base salary component of earnings; and (iii) the annual eight percent cap on increases in earnings that had been in effect was eliminated.

        In 2004, the SERP was again amended in order to comply with requirements of the JOBS Act. As a result of this amendment, participants may not elect to receive lump sum distributions, and payment of benefits to "key employees" as defined under the JOBS Act on account of a separation from service will be delayed for a period of six months following such separation. In addition, the following changes to the SERP were also required by the JOBS Act. First, effective as of January 1, 2005, if a participant desires to receive a distribution of benefits on account of early retirement as defined in the SERP, such participant must make an irrevocable election within the 30-day period following his or her enrollment in the SERP. Second, the distribution provisions on account of a change in control, as defined in the SERP, were modified to provide for the payment of an unreduced SERP benefit upon the later of a participant's termination of employment or the attainment of age 60 following a change in control. Any early retirement benefit election will be automatically canceled upon the occurrence of a change in control, as defined in the SERP, and the payment of SERP benefits will be subject to the six month delay applicable to key employees described above. The change of control benefits are described more fully below.

        In the event of a change of control, the Named Executive Officers (and all other SERP participants) will be deemed fully vested in the SERP for all years of service to the Company and its subsidiaries without regard to actual years of service and will be entitled to normal retirement benefits without reduction on or after the later of their termination of employment or attainment of age 60. In addition, if a participant is a regular, full-time employee actively at work on or after April 1, 1994, with the corporate office or a division or a subsidiary that has not been declared to be a discontinued operation, and who has not yet begun to receive benefit payments under the SERP and is terminated without cause, as defined in the SERP, within two years of a change of control, then such participant will be (i) deemed fully vested in the SERP without regard to actual years of service, (ii) credited with three additional years of service, not to exceed a total of 20 years credited service, and (iii) entitled to the normal retirement benefits without reduction commencing on the first day of the month following the later of the date of such termination of employment or the participant's attainment of age 60. In addition, the "earnings" used in calculating the benefit will include the participant's base salary and the annual cash bonus paid to the participant, but exclude other cash and non-cash compensation.

        The SERP provides that in no event shall (x) the total present value of all payments under the SERP that are payable to a participant and are contingent upon a change of control in accordance with the rules set forth in Section 280G of the IRS Code when added to (y) the present value of all other payments that are payable to a participant and are contingent upon a change of control, exceed an amount equal to 299 percent of the participant's "base amount" as that term is defined in Section 280G of the IRS Code and provides for the reduction of benefits payable under the SERP to achieve that result.

        We established a trust for the purpose of securing our obligation to make distributions under the SERP. The trust is a "rabbi trust," and as of December 31, 2005, it was funded with 3,750,000 shares of our common stock. The trustee will make required payments to participants or their beneficiaries in the event that we fail to make such payments for any reason other than our insolvency. In the event of our insolvency, the assets of the SERP Trust will be subject to the claims of our general creditors. In the event of a change of control, we are required to fund the SERP Trust in an amount that is sufficient, together with all assets then held by the SERP Trust, to pay each participant or beneficiary, on a pretax basis, the benefits to which the participant or the beneficiary would be entitled as of the date of the change of control.

        The table below presents the estimated maximum annual retirement benefits payable to the Named Executive Officers under the SERP.

Pension Plan Table
(Supplemental Executive Retirement Plan)(1)

	Estimated Annual Retirement Benefit For Years of Service Indicated($)
Earnings($)(2)	5 Years	10 Years	15 Years	20 Years(3)
700,000	94,500	189,000	283,500	378,000
900,000	121,500	243,000	364,500	486,000
1,100,000	148,500	297,000	445,500	594,000
1,300,000	175,500	351,000	526,500	702,000
1,500,000	202,500	405,000	607,500	810,000

(1)
The benefits listed are subject to reduction for projected benefits from the 401K Plan, the DCP and Social Security. The effect of these reductions is not included in the table.

(2)
As defined above.

(3)
The benefit is the same for each period beyond 20 years since benefits under the SERP are calculated based on a maximum of 20 years of service.

        As of December 31, 2005, "earnings" for purposes of determining benefits under the SERP for the Named Executive Officers were as follows: Dr. Daley, $479,028; Mr. Fetter, $1,087,008; Mr. Jennings, $1,048,992; Mr. Pullen, $630,000; and Mr. Urbanowicz, $728,040. As of December 31, 2005, the estimated credited years of service for the Named Executive Officers under the SERP were as follows: Dr. Daley, 2 years; Mr. Fetter, 10 years; Mr. Jennings, 15 years; Mr. Pullen, 20 years; and Mr. Urbanowicz, 2 years.

        We purchased insurance policies on the lives of certain current and past participants in the SERP to reimburse us, based on actuarial calculations, for amounts to be paid to the participants under the SERP over the course of the participants' retirement (assuming that our original estimates as to interest rates, mortality rates, tax rates and certain other factors are accurate). SERP participants also are provided a life insurance benefit for the designee of each participant and a disability insurance policy for the benefit of each participant. Both of these benefits are fully insured.

Employment Agreements

Mr. Fetter

        Mr. Fetter was named Chief Executive Officer effective September 12, 2003. Mr. Fetter had been serving as acting Chief Executive Officer since May 2003. The terms of his employment as our President and Chief Executive Officer are set forth in letters dated November 7, 2002 and September 15, 2003 and a memorandum dated as of September 15, 2003, which remain in effect. The 2002/2003 correspondence sets an initial base salary, sets his target award percentage for purposes of annual incentive awards and provides for two separate grants of 350,000 and 450,000 options to acquire our common stock. The 2002/2003 correspondence also provides for future option grants in accordance with our then existing Chief Executive Officer option grant guidelines and states that Mr. Fetter is entitled to participate in our incentive, retirement, health and welfare and other benefit plans. Copies of the November 7, 2002 and the September 15, 2003 letters were filed as exhibits to our Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2002 and September 30, 2003, respectively.

        Pursuant to a restricted stock agreement we entered into with Mr. Fetter on January 21, 2003, we granted Mr. Fetter 200,000 shares of restricted stock. A condition of this grant required Mr. Fetter to purchase 100,000 shares of our common stock in the open market. On January 21, 2003, Mr. Fetter purchased 100,000 shares of common stock and was granted 200,000 shares of unvested restricted stock. The restricted stock is described in more detail in footnote 6 to the Summary Compensation Table above and a copy of the restricted stock agreement was filed as an exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2003.

Mr. Jennings

        Mr. Jennings was named Chief Operating Officer effective February 9, 2004. The terms of his employment as our Chief Operating Officer are set forth in a letter dated January 30, 2004, which remains in effect. The letter sets an initial base salary, sets his target award percentage for purposes of annual incentive awards, provides for a recommendation for future option grants and states that Mr. Jennings is entitled to participate in our retirement, health and welfare and other benefit plans. A copy of the January 30, 2004 letter was filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003.

Mr. Porter

        Mr. Porter was named Chief Financial Officer, effective June 5, 2006. The terms of his employment as our Chief Financial Officer are set forth in a letter dated May 3, 2006, which remains in effect. The letter sets an initial base salary, sets his target award percentage for purposes of annual incentive awards, provides for eligibility in the Company's stock incentive award plan and provides for a recommendation for an initial grant of options and restricted units under such plan. The letter also states that Mr. Porter is eligible to participate in our retirement, health and welfare and other benefit plans. A copy of the May 3, 2006 letter will be filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

Mr. Pullen

        Mr. Pullen has served as interim Chief Financial Officer since November 2005. He was named Executive Vice President and Chief Accounting Officer effective August 15, 2003. The terms of his employment as our interim Chief Financial Officer and Chief Accounting Officer are set forth in letters dated November 17, 2003 and January 3, 2006, which remain in effect. The November 17, 2003 letter sets an initial base salary, sets his target award percentage for purposes of annual incentive awards, provides for a recommendation for future option grants and restricted units and states that Mr. Pullen is entitled to participate in our retirement, health and welfare and other benefit plans. The January 3, 2006 letter adjusts his base salary in connection with his position as interim Chief Financial Officer and amends the terms of his severance benefits. Copies of the November 17, 2003 letter and the January 3, 2006 letter were filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2005.

Mr. Urbanowicz

        Mr. Urbanowicz was named General Counsel effective December 22, 2003. The terms of his employment as our General Counsel are set forth in a letter dated December 22, 2003, which remains in effect. The letter sets an initial base salary, sets his target award percentage for purposes of annual incentive awards, provides for a recommendation for future option grants and states that Mr. Urbanowicz is entitled to participate in our retirement, health and welfare and other benefit plans. A copy of the December 22, 2003 letter was filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003.

Dr. Daley

        Dr. Daley was named Senior Vice President, Clinical Quality effective February 2, 2003. Dr. Daley had been serving as the Company's Vice President, Clinical Effectiveness since July 8, 2002. The terms of her employment as our Senior Vice President, Clinical Quality, are set forth in a letter dated October 20, 2003, which remains in effect. The letter sets an initial base salary, sets her target award percentage for purposes of annual incentive awards, provides for eligibility in the Company's stock incentive award plan and states that Dr. Daley will participate in our retirement, health and welfare and other benefit plans. A copy of the October 20, 2003 letter was filed as an exhibit to our Annual report on Form 10-K for the year ended December 31, 2005.

Executive Severance Protection Plan

        In January 2003, the Board adopted the Tenet Executive Severance Protection Plan ("TESPP"), which is a comprehensive severance policy for officers at or above the senior vice president level that replaced all then existing severance agreements and arrangements that these individuals may have had. Each of the Named Executive Officers participates in the TESPP and is entitled to certain severance payments and other benefits if his or her employment is terminated for certain reasons ("qualifying terminations") or if there is a change of control of the Company. The qualifying terminations covered by the plan include (1) involuntary termination without "cause" and (2) resignation as a result of: (a) a material reduction in job duties; (b) a 10 percent or more reduction in combined base salary and target bonus; (c) a material reduction in retirement or supplemental retirement benefits; or (d) in some cases, an involuntary relocation of the Named Executive Officer's primary workplace more than 50 miles from its current location. The term "cause" includes dishonesty, fraud, willful misconduct, breach of fiduciary duty, conflict of interest, commission of a felony, a material failure or refusal to perform one's job duties, or other wrongful conduct of a similar nature and degree.

        Upon a qualifying termination, Named Executive Officers are entitled to receive, for either a two or three year period following termination, annual severance payments equal to annual salary, and in some cases target bonus, as of the date of the termination. The period in which these payments are made is referred to as the "severance period." During the severance period, Named Executive Officers will continue to receive health and welfare benefits, a car allowance, age and service credit for purposes of our SERP, and certain other benefits and perquisites, including relocation benefits if the Named Executive Officer is otherwise entitled to such benefits. Some health and welfare benefits are reduced to the extent if the Named Executive Officer receives comparable benefits through other employment during the severance period. Also, any restricted units will immediately vest and be paid and any options will immediately vest and be exercisable until the end of the severance period, unless by their terms they expire sooner. A Named Executive Officer who attains retirement age during the severance period will be treated as a retiree and any vested options held by the individual will continue to be exercisable for the term of the options.

        In the event of a change of control, a Named Executive Officer who did not have a qualifying termination will be entitled to the immediate acceleration and vesting of all her or his unvested options and restricted units if such options and restricted units are not assumed and/or substituted with equivalent options and restricted units in connection with the change of control. On June 20, 2006, the Company adopted the Tenet Executive Severance Plan, which amends and restates the TESPP, as well as certain severance protection guarantees embodied in offer letters and employment agreements applicable to other officers of the company, including hospital chief executive officers, to comply with the JOBS Act and to eliminate inconsistencies in certain benefits offered under existing severance arrangements. The amended and restated plan follows the definition of "change of control" in the JOBS Act, but also includes a dissolution or liquidation of the Company that is approved by its stockholders.

        Pursuant to the requirements of the TESPP, each Named Executive Officer who is the subject of a qualifying termination is required to execute a severance agreement at the time of termination in a form acceptable to us. The severance agreement will obligate the executive to deliver a release of liability to us and agree to certain covenants, including covenants regarding confidentiality of Company information, as a condition to receiving benefits under the TESPP.

Ten-Year Options/SAR Repricings(1)

Name	Date	Number of Securities Underlying Options/SARS Repriced or Amended(2)	Market Price of Stock at Time of Repricing or Amendment		Exercise Price at Time of Repricing or Amendment		New Exercise price		Length of Original Option Term Remaining at Date of Repricing or Amendment(4)
Timothy E. Pullen, Interim Chief Financial Officer and Chief Accounting Officer	7/1/05 7/1/05 7/1/05 7/1/05 7/1/05	48,000 12,000 75,000 82,500 115,000	$ $ $ $ $	12.19 12.19 12.19 12.19 12.19	$ $ $ $ $	22.04 19.96 27.21 40.41 17.56	(3 (3 (3 (3 (3	) ) ) ) )	12/2/07 12/1/08 12/5/10 12/4/11 12/10/12
Jennifer Daley, M.D., Chief Medical Officer, SVP, Clinical Quality	7/1/05	33,000		$12.19		$17.56	(3)		12/10/12

(1)
Under the option exchange program, a series of ratios was established such that the value of the restricted units granted was less than or equal to the value of the options surrendered. All participants in the program were required to surrender a larger number of options in exchange for a lesser number of restricted units.

(2)
The options set forth in this table were exchanged for the following number of restricted units: for Mr. Pullen, 76,993; for Dr. Daley, 12,000.

(3)
Restricted units do not have an exercise price.

(4)
The options set forth in this table had an original expiration date as set forth in this column. The restricted units that were granted in exchange for these options do not have an expiration date and vest in annual one-third increments beginning on the first anniversary of the grant date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reynold Jennings

        Mr. Jennings' brother-in-law is President of American Psychiatric Partners, or APP, and is one of four shareholders each of whom owns a 20% equity position in that company. The remaining 20% of the shares are held by APP as treasury stock. On June 1, 2004, APP renewed a management services agreement with our Atlanta Medical Center. This agreement was terminated on December 31, 2005. Under the terms of the agreement, APP provided that hospital with staffing and management services for a community outreach service program for an annual fee. The total amount of payments received by APP in 2005 for these services totaled $483,335. We have been informed by APP that in fiscal 2005 it had annual gross revenues totaling approximately $13 million.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stock Ownership of Management

        The table below indicates the shares, options and other securities beneficially owned by our directors and each of our executive officers as of March 20, 2006. On that date, each of the individuals listed below, as well as all the current directors and executive officers as a group, owned less than one percent of the outstanding shares of our common stock and options exercisable within 60 days of that date.

	Shares Beneficially Owned(1)
Name	Shares of Common Stock(2)		Options Exercisable On or Before May 19, 2006
Jennifer Daley, M.D	8,643		54,444
Trevor Fetter	386,548	(3)	1,252,665
Brenda J. Gaines	42,545	(4)	—
Karen M. Garrison	35,383	(5)	—
Reynold J. Jennings	90,798		878,333
Edward A. Kangas	33,028	(6)	54,867
J. Robert Kerrey	57,693	(7)	36,867
Floyd D. Loop, M.D.	41,409	(8)	113,448
Richard R. Pettingill	27,681	(9)	49,904
Timothy E. Pullen	19,677	(10)	107,500
James A. Unruh	27,163	(11)	41,139
E. Peter Urbanowicz	25,257	(12)	216,665
J. McDonald Williams	49,683	(13)	—
Executive officers and directors as a group (13 persons)	845,508		2,805,832

(1)
Except as indicated, each individual named has sole control as to investment and voting power with respect to the securities owned.

(2)
As noted in the footnotes below, some amounts in this column include stock units representing the value of the owner's deferred compensation invested in stock units at his or her election under the terms our 2001 Deferred Compensation Plan ("2001 DCP"). (See page 117 for a description of the 2001 DCP). These units are settled in shares of our common stock upon termination of service. In addition, as noted below, the totals in this column for each non-employee director include restricted units granted under the terms of our 2001 Stock Incentive Plan ("SIP"). These restricted units are settled in shares of our common stock upon termination of service. (See page 115 for a description of the SIP).

(3)
Includes 10,200 shares held by Mr. Fetter's spouse, 10,000 shares held in trust and 18,798 stock units representing the value of Mr. Fetter's deferred compensation invested in stock units at his election under the terms of the 2001 DCP.

(4)
Includes 8,777 stock units representing the value of Ms. Gaines' deferred compensation invested in stock units at her election under the terms of the 2001 DCP and 33,383 restricted units granted under the SIP.

(5)
Includes 33,383 restricted units granted under the SIP.

(6)
Includes 23,028 restricted units granted under the SIP.

(7)
Includes 31,547 stock units representing the value of Mr. Kerrey's deferred compensation invested in stock units at his election under the terms of the 2001 DCP and 23,028 restricted units granted under the SIP.

(8)
Includes 18,231 stock units representing the value of Dr. Loop's deferred compensation invested in stock units at his election under the terms of the 2001 DCP and 23,028 restricted units granted under the SIP.

(9)
Includes 4,653 stock units representing the value of Mr. Pettingill's deferred compensation invested in stock units at his election under the terms of the 2001 DCP and 23,028 restricted units granted under the SIP.

(10)
These shares are held in trust.

(11)
Includes 4,135 stock units representing the value of Mr. Unruh's deferred compensation invested in stock units at his election under the terms of the 2001 DCP and 23,028 restricted units granted under the SIP.

(12)
Includes 3,500 shares held indirectly in an Individual Retirement Account.

(13)
Includes 33,383 restricted units granted under the SIP.

Stock Ownership of Certain Shareholders

        Based on reports filed with the SEC since December 12, 2005, each of the following entities owns more than five percent of our outstanding common stock. We know of no other entity or person that beneficially owns more than five percent of our outstanding common stock.

Name and Address	Number of Shares Beneficially Owned		Percent of Class as of March 20, 2006
Franklin Resources, Inc. One Franklin Parkway, Bldg. 920 San Mateo, CA 94403	73,144,898	(1)	15.5%
Brandes Investment Partners, L.P. 11988 El Camino Real, Suite 500 San Diego, CA 92130	66,255,937	(2)	14.1%
Hotchkis and Wiley Capital Management, LLC 725 South Figueroa Street, 39th Floor Los Angeles, CA 90017	55,197,201	(3)	11.73%
Pacific Financial Research, Inc. 9601 Wilshire Boulevard, Suite 800 Beverly Hills, CA 90210	28,292,710	(4)	6.0%
Massachusetts Financial Services Company 500 Boylston Street Boston, MA 02116	24,690,830	(5)	5.2%

(1)
Based upon a Schedule 13G/A filed jointly with the SEC on January 10, 2006 by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Global Advisors Limited. The joint filers reported that certain of their investment advisory subsidiaries and other affiliates have sole voting power with respect to 70,243,891 and sole investment power with respect to 72,055,215 of the shares indicated above.

(2)
Based upon a Schedule 13G/A filed jointly with the SEC on February 14, 2006 by Brandes Investment Partners, L.P., Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby. The joint filers reported that they have shared voting power with respect to 56,775,266 shares and shared investment power with respect to all of the shares indicated above.

(3)
Based upon a Schedule 13G/A filed with the SEC on May 10, 2006 by Hotchkis and Wiley Capital Management, LLC. Hotchkis and Wiley reported that it has sole voting power with respect to 46,986,501 shares and sole investment power with respect to all of the shares indicated above.

(4)
Based upon a Schedule 13G/A filed with the SEC on December 12, 2005 by Pacific Financial Research, Inc. Pacific reported that it has sole voting power with respect to 25,165,810 shares and sole investment power with respect to 26,979,910 of the shares indicated above.

(5)
Based upon a Schedule 13G filed with the SEC on February 10, 2006 by Massachusetts Financial Services Company. Massachusetts Financial reported that it has sole voting and investment power with respect to all of the shares indicated above.

DESCRIPTION OF NEW NOTES

General

        We issued the old notes and will issue the new notes pursuant to an indenture, dated as of November 6, 2001, as supplemented by the Eighth Supplemental Indenture, dated as of January 28, 2005, between us and The Bank of New York Trust Company, N.A., as successor trustee to The Bank of New York (collectively, the "indenture"). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The notes are subject to all such terms, and you should refer to the indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the indenture is not complete and is qualified in its entirety by reference to the indenture, including the definitions therein of terms used below. Upon request, you may obtain a copy of the indenture from us. As used in this "Description of New Notes," the terms "we," "our" and "us" refer to Tenet Healthcare Corporation and not to any of our subsidiaries.

        The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder. We are permitted under the terms of the indenture to, and may in the future, issue other debt securities under the indenture constituting one or more separate series. The new notes will be our general unsecured obligations, equal in right of payment with all our existing and future unsubordinated indebtedness.

        Subject to the limitations set forth in the indenture, we may, without the consent of the note holders, issue additional notes under the indenture having the same terms in all respects as the notes or similar in all respects to the notes except for payment of interest (1) scheduled and paid prior to the date of issuance of those additional notes or (2) payable on the first interest payment date following the date of their issuance.

        The new notes will be issued in fully registered form, in denominations of $1,000 and integral multiples thereof, registered in the name of Cede & Co., a nominee of The Depository Trust Company, or DTC. See "—Global Notes" below. The paying agent, registrar and transfer agent for the notes will be the corporate trust department of the trustee in New York, New York. Payment of principal will be made at maturity in immediately payable funds against surrender to the trustee.

Principal, Maturity and Interest

        The old notes were originally offered in, and the new notes will be limited to, the aggregate principal amount of $800,000,000. The old notes and the new notes constitute a single series under the indenture. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional notes having such similar terms, together with the old notes and the new notes offered hereby, will constitute a single series of notes under the indenture.

        The new notes will mature on February 1, 2015. Interest on the new notes will accrue at the rate per annum set forth on the cover page hereof and will be payable semi-annually in arrears on February 1 and August 1 of each year, commencing on August 1, 2006, to holders of record on the immediately preceding January 15 and July 15. Interest on the new notes will accrue from the most recent date through which interest has been paid on the new notes or the old notes for which the new notes were exchanged or, if no interest has been paid, from the date of original issuance of the old notes.

        Interest on the new notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the new notes will be payable at our office or agency maintained for such purpose within the City and State of New York or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes; provided that all payments with respect to notes as to which the holders have given wire transfer instructions to the paying agent on or prior to the relevant record date will be required to be made by wire transfer of immediately available funds to the accounts specified by such holders. Until otherwise designated by us, our office or agency in New York will be the office of the trustee maintained for such purpose.

Optional Redemption

        The notes will be redeemable, in whole or in part, at any time, at our option, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes being redeemed, or

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon, excluding accrued and unpaid interest to the date of redemption, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Adjusted Treasury Rate, plus 50 basis points, plus, in either of the above cases, accrued and unpaid interest thereon to, but not including, the redemption date. The notes will not be subject to any mandatory sinking fund.

        "Adjusted Treasury Rate" means, with respect to any redemption date:

  •
  the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounded to the nearest month); or

  •
  if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes ("Remaining Life").

        "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means the Reference Treasury Dealers appointed by us.

        "Reference Treasury Dealer" means:

  •
  each of Citigroup Global Markets Inc., Banc of America Securities LLC, Scotia Capital (USA) Inc. and SunTrust Capital Markets Inc. and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

  •
  any other Primary Treasury Dealer selected by us.

        "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 P.M., Eastern time, on the third business day preceding such redemption date.

        If less than all of the notes is to be redeemed at any time, selection of notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes to be redeemed are then listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate; provided that notes with a principal amount of $1,000 will not be redeemed in part.

        We will mail a notice of redemption at least 30 but not more than 60 days before the redemption date to each holder of the notes to be redeemed. If any notes are to be redeemed in part only, the notice of redemption that relates to such notes will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Limitations on Us and Our Subsidiaries

Limitations on Liens

        The indenture provides that, except as described under "—Exception to Limitations" below, neither we nor any of our subsidiaries will issue, incur, create, assume or guarantee any debt secured by liens, mortgages, pledges, charges, security interests or other encumbrances upon any principal property (which means each of our hospitals that has a book value in excess of 5% of our consolidated net tangible assets), unless the notes will be secured equally and ratably with, or prior to, such debt. This restriction will not apply to:

  •
  liens securing the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the debt and the liens are incurred within 12 months of the acquisition, the completion of construction and full operation or the completion of such additions, repairs, alterations or improvements;

  •
  liens existing on property at the time of its acquisition by us or our subsidiaries or on the property of an entity at the time of the acquisition of such entity by us or our subsidiaries, provided that the liens were in existence prior to the closing of, and not incurred in contemplation of, such acquisition and, in the case of the acquisition of an entity, the liens do not extend to any assets other than those of the entity acquired;

  •
  liens in favor of us or a consolidated subsidiary;

  •
  liens existing on the date of the indenture;

  •
  certain liens to governmental entities;

  •
  liens incurred within 90 days (or any longer period, not in excess of one year, as permitted by law), after acquisition of the related property arising solely in connection with the transfer of tax benefits in accordance with Section 168(f)(8) of the Internal Revenue Code;

  •
  any substitution or replacement of any lien referred to above, provided that the property encumbered by any substitute or replacement lien is substantially similar in nature to and no greater in value than the property encumbered by the lien that is being replaced; and

  •
  any extension, renewal or replacement of any lien referred to above, provided the amount secured is not increased and it relates to the same property.

Limitations on Sale and Lease-Back Transactions

        The indenture provides that, except as described under "—Exception to Limitations" below, neither we nor any of our subsidiaries will enter into any sale and lease-back transaction with respect to any principal property with another person, other than us or one of our consolidated subsidiaries, unless:

  •
  we or any of our subsidiaries could incur debt secured by a lien on the property to be leased without securing the notes;

  •
  the lease is for three years or less; or

  •
  within 120 days, we apply the greater of the net proceeds of the sale of the leased property or the fair value of the leased property to the acquisition, construction, addition, repair, alteration or improvement of a principal property or the voluntary retirement of our long-term debt.

Exception to Limitations

        Notwithstanding the two covenants described above, we and any of our subsidiaries may issue, incur, create, assume or guarantee debt secured by liens or enter into any sale and lease-back transaction that would otherwise be subject to the restrictions on liens and sale and lease-back transactions described above, provided that (i) the aggregate amount of all our debt subject to the restriction on liens described above plus (ii) the aggregate attributable debt in respect of sale and lease-back transactions that is subject to the restriction on sale and lease-back transactions above, does not exceed 15% of our consolidated net tangible assets.

Consolidation, Merger and Sale of Assets

        The indenture provides that we may not consolidate with, or sell, convey or lease all or substantially all of our properties and assets to, or merge with or into, any other person, unless:

  •
  we are the surviving corporation or the successor is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes the due and punctual payment of the principal of and interest on all the notes and the due and punctual performance and observation of our covenants and obligations under the indenture; and

  •
  immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both would become an event of default, has occurred and is continuing under the indenture.

Events of Default

        Under the indenture, each of the following constitutes an event of default with respect to the notes:

  •
  failure to pay the principal of or premium, if any, on the notes, at maturity or otherwise;

  •
  failure to pay any interest on the notes when due, continued for 30 days;

  •
  failure to perform, or the breach of, any of our covenants or warranties in the indenture or the notes, continued for 90 days after written notice; or

  •
  events of bankruptcy, insolvency or reorganization with respect to us.

        In addition to the events of default set forth above, an event of default will be deemed to have occurred with respect to the notes in the event of a failure to pay at maturity or the acceleration of our indebtedness having an aggregate principal amount in excess of the greater of $25 million or 5% of our consolidated net tangible assets under the terms of the instrument under which that indebtedness is issued or secured if that indebtedness is not discharged or the acceleration is not annulled within 10 days after written notice.

        If any event of default with respect to the notes occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the notes then outstanding, by written notice to us and to the trustee, may declare the principal amount of the notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization, all outstanding notes will automatically and without any action by the trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on such acceleration, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal of or interest on the notes, have been cured or waived as provided in the indenture.

        Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of notes then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

        No holder of a note will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

  •
  such holder has previously given the trustee written notice of a continuing event of default with respect to the notes;

  •
  the holders of at least 25% in the aggregate principal amount of the notes then outstanding have made written request, and such holder or holders have offered reasonable indemnity, to the trustee to institute such proceedings as trustee; and

  •
  the trustee has failed to institute such proceeding and the trustee has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

        Such limitations, however, do not apply to a suit instituted by a holder of a note for the enforcement of payment of the principal of or interest on such note on or after its due date.

Defeasance and Covenant Defeasance

        We may elect, at our option at any time, to have the provisions of the indenture relating to defeasance and discharge of indebtedness and to defeasance of certain restrictive covenants applied to the notes.

        Defeasance and Discharge.    The indenture provides that, upon the exercise of our option, we will be discharged from all our obligations with respect to notes (except for certain obligations to exchange or register the transfer of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold moneys for payment in trust), subject to the conditions precedent below.

        Defeasance of Certain Covenants.    The indenture provides that, upon the exercise of our option with respect to any notes, we may omit to comply with certain restrictive covenants, including those described under "—Limitations on Us and Our Subsidiaries" above, and the occurrence of certain events of default will be deemed not to be or result in an event of default, in each case with respect to such notes, subject to the conditions precedent below.

        In each case, the defeasance provision will be subject to our depositing in trust for the benefit of the holders of the notes money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such notes on the stated maturity in accordance with the terms of the indenture and such notes. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of such notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

        In the event we exercised this option with respect to any notes and such notes were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on such notes at the time of their respective stated maturities but may not be sufficient to pay amounts due on such notes upon any acceleration resulting from such event of default. In such case, we would remain liable for such payments.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for such notes), and any existing default or compliance with certain restrictive provisions of the indenture may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for the notes).

        Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

  •
  reduce the principal or change the fixed maturity of any note;

  •
  reduce the rate or change the time for payment of interest on any note;

  •
  waive a default or event of default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the applicable notes by the holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from such acceleration);

  •
  change the place of payment of any note or make any note payable in money other than that stated in the note;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any note;

  •
  make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

  •
  reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver; or

  •
  make any change in the foregoing amendment and waiver provisions, except to increase the required percentage or to provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note.

        Notwithstanding the foregoing, without the consent of any holder of notes, we, together with the trustee, may amend or supplement the indenture to:

  •
  cure any ambiguity, defect or inconsistency, provided that such action does not adversely affect the holders in any material respect;

  •
  provide for uncertificated notes in addition to or in place of certificated notes;

  •
  evidence the assumption of our obligations to holders of notes in the case of a merger, consolidation or sale of assets pursuant to the covenant described under the caption "—Limitations on Us and Our Subsidiaries—Consolidation, Merger and Sale of Assets";

  •
  add covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

  •
  make any change that does not adversely affect the legal rights under the indenture of any such holder in any material respect;

  •
  add any additional events of default for the benefit of the holders of the notes;

  •
  secure the notes;

  •
  establish the form or terms of other series of debt securities as permitted under the indenture;

  •
  comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

  •
  appoint a successor trustee.

        Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the holders of notes entitled to give or take any direction, notice, consent, waiver or other action or to vote on any action under the indenture, in the manner and subject to the limitations provided in the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of outstanding notes on the record date. To be effective, the action must be taken by holders of the requisite principal amount of notes within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by us (or the trustee, if it set the record date), and may be shortened or lengthened from time to time, but not beyond 180 days.

The Trustee

        The Bank of New York Trust Company, N.A. is successor trustee under the indenture.

        We maintain banking relations with The Bank of New York and The Bank of New York Trust Company, N.A. The Bank of New York or its affiliate also serves as escrow agent under an escrow agreement to which we are party. In addition, The Bank of New York Trust Company, N.A. is successor trustee under other indentures pursuant to which we have issued debt. Pursuant to the Trust

Indenture Act of 1939, should a default occur with respect to the notes, the trustee would be required to eliminate any conflicting interest as defined in the Trust Indenture Act or resign as trustee with respect to the notes within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

        The trustee may resign at any time or may be removed by us. If the trustee resigns, is removed or becomes incapable of acting as trustee or if a vacancy occurs in the office of the trustee for any cause, a successor trustee shall be appointed in accordance with the provisions of the indenture. The indenture provides that in case an event of default occurs (and is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Global Notes

        The new notes will be issued in the form of one or more registered notes in book-entry form, referred to as global notes. Each such global note will be registered in the name of a nominee of DTC, as depositary, and will be deposited with DTC or a nominee thereof or custodian therefor. Interest in each such global note will not be exchangeable for certificated notes in definitive, fully registered form, except in the limited circumstances described below. We will be entitled, along with the trustee and any other agent, to treat DTC or its nominee, as the case may be, as the sole owner and holder of the global notes for all purposes.

        So long as DTC or its nominee or a common depositary is the registered holder of a global note, DTC or such nominee or common depositary, as the case may be, will be considered the sole owner and holder of such global note, and of the notes represented thereby, for all purposes under the indenture and the notes and the beneficial owners of notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Upon specified written instructions of a DTC participant, DTC will have its nominee assist its participants in the exercise of certain holders' rights, such as a demand for acceleration or an instruction to the trustee. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by a global note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered the registered holders thereof under the indenture.

        Ownership of beneficial interests in a global note will be limited to DTC participants or persons who hold interests through DTC participants. Upon the issuance of a global note, DTC or its custodian will credit on its internal system the respective principal amount of the individual beneficial interest represented by such global note to the accounts of its participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of those ownership interests will be effected through, records maintained by DTC or its nominee (with respect to interests of participants) or by any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a global note may be subject to various policies and procedures adopted by DTC from time to time. None of Tenet Healthcare Corporation, the trustee or any of their agents will have any responsibility or liability for any aspect of DTC's or any DTC participant's records relating to, or for payments made on account of, beneficial interest in any global note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform

Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds certificates that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for the physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

        Interests in a global note will be exchanged for notes in certificated form if:

  •
  DTC notifies us that it is unwilling or unable to continue as a depositary for such global note or has ceased to be qualified to act as such or if at any time such depositary ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days;

  •
  an event of default under the indenture with respect to the notes has occurred and is continuing; or

  •
  we, in our sole discretion, determine at any time that the notes will no longer be represented by a global note.

Upon the occurrence of such an event, owners of beneficial interests in such global note will receive physical delivery of notes in certificated form. All certificated notes issued in exchange for an interest in a global note or any portion thereof will be registered in such names as DTC directs. Such notes will be issued in minimum denominations of $1,000 and integral multiples thereof and will be in registered form only, without coupons.

        No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC's or the applicable DTC participant's procedures, in addition to those under the indenture and the notes.

        Investors may hold their interest in a global note directly through DTC if they are participants or indirectly through organizations that are DTC participants. Accordingly, although owners who hold notes through DTC participants will not possess notes in definitive form, the participants provide a mechanism by which holders of notes will receive payments and will be able to transfer their interests.

        The holder of a certificated note may transfer such note, subject to compliance with the provisions of such legend, by surrendering it at (i) the office or agency maintained by us for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of the trustee maintained for such purpose or (ii) the office of any transfer agent we appoint.

        We will make all payments of principal and interest on the notes in immediately available funds so long as the notes are maintained in the form of global notes.

Governing Law

        The indenture provides and the new notes will provide that they are and shall be governed by, and interpreted in accordance with, the internal laws of the State of New York.

DESCRIPTION OF OLD NOTES

        The terms of the old notes are identical in all material respects to those of the new notes, except that (1) the old notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain rights under the registration rights agreement (which rights will terminate upon consummation of the exchange offer, except under limited circumstances); and (2) the new notes will not provide for any additional interest as a result of our failure to fulfill certain registration obligations. The old notes provide that, in the event that the exchange offer is not consummated within 30 business days after the date of effectiveness of the registration statement in which this prospectus is included, or, in certain limited circumstances, in the event a shelf registration statement with respect to the resale of the old notes is not filed within 30 days from the date on which the obligation to file such shelf registration statement arises or is not declared effective within 90 days after such filing, then special interest will accrue on the old notes (in addition to the interest rate on the old notes) for the period from the occurrence of such event until the earlier of such time as the exchange offer is consummated or any required shelf registration statement is effective. During the time that the special interest is accruing continuously, the rate of such special interest shall be 0.25% per annum during the first 90-day period and shall increase by 0.25% per annum for each subsequent 90-day period, but in no event shall such rate exceed 1.0% per annum. The new notes are not, and upon consummation of the exchange offer with respect to the old notes will not be, entitled to any such special interest. Accordingly, holders of old notes should review the information set forth under "Risk Factors" and "Description of New Notes."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The exchange of an old note for a new note should not be a taxable event for United States federal income tax purposes. Accordingly, a holder should not recognize gain or loss for United States federal income tax purposes on an exchange of an old note for a new note and such holder's holding period for a new note will include the holding period for the old note so exchanged.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers during the period referred to below in connection with resales of new notes received in exchange for old notes if such old notes were acquired by such broker-dealers for their own accounts as a result of marketing-making activities or other trading activities. We have agreed that this prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers in connection with resales of such new notes for a period ending 180 days after the expiration date of the exchange offer, or, if earlier, when all new notes subject to the exchange offer have been disposed of by such broker-dealers.

        We will not receive any proceeds from the issuance of new notes in the exchange offer or from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own accounts may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account in connection with the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of new notes may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

VALIDITY OF THE NOTES

        The validity of the new notes offered hereby will be passed upon for us by Latham & Watkins LLP, Los Angeles, California and certain matters of Nevada law relating to the validity of the new notes will be passed upon for us by Woodburn and Wedge, Reno, Nevada.

EXPERTS

        Our consolidated financial statements and the related consolidated financial statement schedule as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing. The audit report of KPMG LLP covering the December 31, 2005 consolidated financial statements refers to a change in the Company's method of accounting for asset retirement obligations effective December 31, 2005 and a restatement of the consolidated financial statements as of December 31, 2004 and 2003.

AVAILABLE INFORMATION

        We file annual, quarterly and periodic reports, as well as other information, with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site: http://www.sec.gov. The documents we file with the SEC may also be read and copied at the SEC's public reference rooms in Washington, D.C. Reports and other information concerning us can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, and the Pacific Stock Exchange at 618 South Spring Street, Los Angeles, California 90014 and 301 Pine Street, San Francisco, California 94104.

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the notes offered hereby, reference is made to the registration statement and the exhibits thereto and the financial statements, notes and reference facilities of the SEC referred to above. Statements made in this prospectus concerning the contents of any documents referred to in this prospectus are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of the document filed as an exhibit to the registration statement.

        With respect to any old securities which are not yet eligible to be resold pursuant to Rule 144(h) under the Securities Act or new securities which have not been disposed of by a broker-dealer pursuant to the "Plan of Distribution" section, we have undertaken to furnish upon request of a holder or prospective purchaser of a note the information required to be delivered under Rule 144A(d)(4) if, at the time of such request, we are no longer a reporting company under Section 13 or 15(d) of the Exchange Act.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To Our Shareholders:

        Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Management assessed the effectiveness of Tenet's internal control over financial reporting as of December 31, 2005. This assessment was performed under the supervision of and with the participation of management, including the chief executive officer and chief financial officer.

        In making this assessment, management used criteria based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the assessment using the COSO framework, management concluded that Tenet's internal control over financial reporting was effective as of December 31, 2005.

        Management's assessment of the effectiveness of Tenet's internal control over financial reporting as of December 31, 2005 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included herein. KPMG LLP has also audited Tenet's Consolidated Financial Statements as of and for the year ended December 31, 2005, whose audit report on such Consolidated Financial Statements is also included herein.

        Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Trevor Fetter President and Chief Executive Officer	Timothy L. Pullen Interim Chief Financial Officer, Executive Vice President and Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Tenet Healthcare Corporation:

        We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Tenet Healthcare Corporation maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of Tenet Healthcare Corporation is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of Tenet Healthcare Corporation's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, management's assessment that Tenet Healthcare Corporation maintained effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Tenet Healthcare Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for the years ended December 31, 2005, 2004 and 2003, and our report dated March 9, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Dallas, Texas
March 9, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Tenet Healthcare Corporation:

        We have audited the accompanying consolidated balance sheets of Tenet Healthcare Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for the years ended December 31, 2005, 2004 and 2003. In connection with our audits of the consolidated statements, we have also audited the consolidated financial statement schedule included in Part IV of the Company's Annual Report on Form 10-K. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tenet Healthcare Corporation and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As described in Note 3 to the consolidated financial statements, effective December 31, 2005, the Company changed its method of accounting for asset retirement obligations.

        As described in Note 2 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2004 and 2003.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Tenet Healthcare Corporation's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Dallas, Texas
March 9, 2006

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005

Dollars in Millions

	December 31
	2005	2004
		(See Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$1,373	$654
Restricted cash	—	263
Investments in marketable debt securities	5	117
Accounts receivable, less allowance for doubtful accounts ($594 at December 31, 2005 and $688 at December 31, 2004)	1,525	1,692
Inventories of supplies, at cost	190	188
Income tax receivable	—	530
Deferred income taxes	107	118
Assets held for sale	11	114
Other current assets	297	320

Total current assets	3,508	3,996
Restricted cash	263	—
Investments and other assets	380	296
Property and equipment, at cost, less accumulated depreciation and amortization ($2,582 at December 31, 2005 and $2,574 at December 31, 2004)	4,620	4,820
Goodwill	800	800
Other intangible assets, at cost, less accumulated amortization ($134 at December 31, 2005 and $101 at December 31, 2004)	241	169

Total assets	$9,812	$10,081

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$19	$41
Accounts payable	857	937
Accrued compensation and benefits	441	390
Professional and general liability reserves	145	115
Accrued interest payable	124	96
Accrued legal settlement costs	313	40
Other current liabilities	393	495

Total current liabilities	2,292	2,114
Long-term debt, net of current portion	4,784	4,395
Professional and general liability reserves	594	590
Other long-term liabilities and minority interests	909	972
Deferred income taxes	212	311

Total liabilities	8,791	8,382
Commitments and contingencies
Shareholders' equity:
Common stock, $0.05 par value; authorized 1,050,000,000 shares; 525,373,176 shares issued at December 31, 2005 and 521,132,853 shares issued at December 31, 2004	26	26
Additional paid-in capital	4,320	4,251
Accumulated other comprehensive loss	(39)	(13)
Accumulated deficit	(1,807)	(1,083)
Less common stock in treasury, at cost, 55,663,588 shares at December 31, 2005 and 53,896,498 shares at December 31, 2004	(1,479)	(1,482)

Total shareholders' equity	1,021	1,699

Total liabilities and shareholders' equity	$9,812	$10,081

See accompanying Notes to Year Ended December 31, 2005 Consolidated Financial Statements.

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

YEAR ENDED DECEMBER 31, 2005

CONSOLIDATED STATEMENTS OF OPERATIONS

Dollars in Millions,
Except Per-Share Amounts

	Years ended December 31
	2005	2004	2003
		(See Note 2)	(See Note 2)
Net operating revenues	$9,614	$9,908	$10,052
Operating expenses:
Salaries, wages and benefits	4,388	4,328	4,238
Supplies	1,774	1,724	1,602
Provision for doubtful accounts	698	1,202	1,135
Other operating expenses	2,183	2,215	2,128
Depreciation	352	368	360
Amortization	30	20	20
Impairment of long-lived assets and goodwill	255	1,236	1,278
Restructuring charges	11	48	115
Loss from hurricanes and related costs	55	—	—
Costs of litigation and investigations	212	74	282
Loss from early extinguishment of debt	15	13	—

Operating loss	(359)	(1,320)	(1,106)
Interest expense	(405)	(333)	(294)
Investment earnings	59	20	16
Minority interests	(7)	3	(21)
Net gains on sales of facilities, long-term investments and subsidiary common stock	4	7	16
Impairment of investment securities	—	—	(5)

Loss from continuing operations, before income taxes	(708)	(1,623)	(1,394)
Income tax (expense) benefit	87	(286)	274

Loss from continuing operations, before discontinued operations and cumulative effect of change in accounting principle	(621)	(1,909)	(1,120)
Discontinued operations:
Loss from operations of asset group	(47)	(285)	(119)
Impairment of long-lived assets and goodwill, and restructuring charges	(56)	(439)	(699)
Litigation settlements	—	(395)	—
Net gains on sales of asset group	19	71	274
Income tax (expense) benefit	(3)	151	100

Loss from discontinued operations	(87)	(897)	(444)
Cumulative effect of change in accounting principle, net of tax benefit	(16)	—	—

Net loss	$(724)	$(2,806)	$(1,564)

Loss per common share and common equivalent share
Basic and diluted
Continuing operations	$(1.32)	$(4.10)	$(2.41)
Discontinued operations	(0.19)	(1.92)	(0.95)
Cumulative effect of change in accounting principle, net of tax benefit	(0.03)	—	—

	$(1.54)	$(6.02)	$(3.36)

Weighted average shares and dilutive securities outstanding (in thousands):
Basic and diluted	468,898	466,226	465,927

See accompanying Notes to Year Ended December 31, 2005 Consolidated Financial Statements.

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

YEAR ENDED DECEMBER 31, 2005

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Dollars in Millions

	Years ended December 31
	2005	2004	2003
		(See Note 2)	(See Note 2)
Net loss	$(724)	$(2,806)	$(1,564)
Other comprehensive income (loss):
Additional minimum liabilities for supplemental executive retirement plans	(28)	—	—
Foreign currency translation adjustments	—	(5)	10
Gains (losses) on derivative instruments designated and qualifying as cash-flow hedges	—	—	(2)
Unrealized gains (losses) on securities held as available for sale	—	—	(1)
Reclassification adjustments for (gains) losses included in net loss	2	(3)	4

Other comprehensive income (loss) before income taxes	(26)	(8)	11
Income tax (expense) benefit related to items of other comprehensive income (loss)	—	3	(4)

Other comprehensive income (loss)	(26)	(5)	7

Comprehensive loss	$(750)	$(2,811)	$(1,557)

See accompanying Notes to Year Ended December 31, 2005 Consolidated Financial Statements.

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

YEAR ENDED DECEMBER 31, 2005

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Dollars in Millions,
Share Amounts in Thousands

	Shares Outstanding	Issued Par Amount	Additional Paid-in Capital	Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Treasury Stock	Total Shareholders' Equity
Balances at December 31, 2002	473,738	$26	$3,911	$(15)	$3,187	$(1,285)	$5,824
Effect of restatement (See Note 2)	—	—	—	—	100	—	100

Restated balances at December 31, 2002	473,738	26	3,911	(15)	3,287	(1,285)	5,924
Restated net loss	—	—	—	—	(1,564)	—	(1,564)
Other comprehensive income	—	—	—	7	—	—	7
Issuance of common stock	2,994	—	32	—	—	2	34
Stock options exercised, including tax benefit	526	—	5	—	—	—	5
Stock-based compensation expense	—	—	176	—	—	—	176
Repurchases of common stock	(12,471)	—	—	—	—	(208)	(208)

Restated balances at December 31, 2003	464,787	26	4,124	(8)	1,723	(1,491)	4,374
Restated net loss	—	—	—	—	(2,806)	—	(2,806)
Other comprehensive loss	—	—	—	(5)	—	—	(5)
Issuance of common stock	2,213	—	14	—	—	9	23
Stock options exercised, including tax benefit	236	—	2	—	—	—	2
Stock-based compensation expense	—	—	111	—	—	—	111

Restated balances at December 31, 2004	467,236	26	4,251	(13)	(1,083)	(1,482)	$1,699
Net loss	—	—	—	—	(724)	—	(724)
Other comprehensive loss	—	—	—	(26)	—	—	(26)
Issuance of common stock	1,274	—	5	—	—	3	8
Stock options exercised, including tax benefit	1,200	—	12	—	—	—	12
Stock-based compensation expense	—	—	52	—	—	—	52

Balances at December 31, 2005	469,710	$26	$4,320	$(39)	$(1,807)	$(1,479)	$1,021

See accompanying Notes to Year Ended December 31, 2005 Consolidated Financial Statements.

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES

YEAR ENDED DECEMBER 31, 2005

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in Millions

	Years ended December 31
	2005	2004	2003
		(See Note 2)	(See Note 2)
Net loss	$(724)	$(2,806)	$(1,564)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	382	388	380
Provision for doubtful accounts	698	1,202	1,135
Deferred income tax expense (benefit)	(62)	641	(681)
Stock-based compensation charges	48	101	139
Impairment of long-lived assets, goodwill and investment securities, and restructuring charges	266	1,284	1,398
Cumulative effect of change in accounting principle	16	—	—
Loss from early extinguishment of debt	15	13	—
Pre-tax loss from discontinued operations	84	1,048	544
Other items	9	(12)	53
Increases (decreases) in cash from changes in operating assets and liabilities:
Accounts receivable	(696)	(889)	(1,013)
Inventories and other current assets	24	(39)	(12)
Income taxes	510	(545)	(113)
Accounts payable, accrued expenses and other current liabilities	271	153	461
Other long-term liabilities	(23)	67	167
Payments against reserves for restructuring charges and litigation costs and settlements	(100)	(280)	(145)
Net cash provided by (used in) operating activities from discontinued operations, excluding income taxes	45	(408)	89

Net cash provided by (used in) operating activities	763	(82)	838
Cash flows from investing activities:
Purchases of property and equipment:
Continuing operations	(568)	(454)	(613)
Gulf Coast hospitals (attributable to Hurricane Katrina)	(8)	—	—
Discontinued operations	(2)	(20)	(140)
Construction of new hospitals	—	(84)	(80)
Net cash released from (provided to) escrow accounts to fund construction costs	—	88	(88)
Proceeds from sales of facilities, long-term investments and other assets	173	502	751
Purchases of marketable securities	(43)	(32)	(59)
Purchases of new businesses, net of cash acquired	—	—	(39)
Insurance recoveries	75	—	—
Net proceeds from (investment in) hospital authority bonds	4	1	(104)
Other items	(23)	(13)	39

Net cash used in investing activities	(392)	(12)	(333)
Cash flows from financing activities:
Proceeds from borrowings	—	—	49
Sale of new senior notes	773	954	979
Repurchases of senior notes	(413)	(555)	—
Payments of borrowings	(25)	(17)	(926)
Restricted cash related to letter of credit facility	—	(263)	—
Purchases of treasury stock	—	—	(208)
Proceeds from exercise of stock options	12	2	5
Other items	1	8	5

Net cash provided by (used in) financing activities	348	129	(96)

Net increase in cash and cash equivalents	719	35	409
Cash and cash equivalents at beginning of period	654	619	210

Cash and cash equivalents at end of period	$1,373	$654	$619

Supplemental disclosures:
Interest paid, net of capitalized interest	$(357)	$(260)	$(235)
Income tax refunds received (payments made), net	$530	$(46)	$(351)

See accompanying Notes to Year Ended December 31, 2005 Consolidated Financial Statements.

TENET HEALTHCARE CORPORATION

NOTES TO YEAR ENDED DECEMBER 31, 2005

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        We are an investor-owned health care services company whose subsidiaries and affiliates (collectively, "subsidiaries") operate general hospitals and related health care facilities, and hold investments in other companies (including health care companies). At December 31, 2005, our subsidiaries operated 71 general hospitals, including two hospitals not yet divested classified as discontinued operations, with a total of 18,259 licensed beds, serving urban and rural communities in 13 states. We also owned or operated various related health care facilities, including two rehabilitation hospitals, a cancer hospital, a long-term acute care hospital, skilled nursing facilities and medical office buildings—all of which are located on, or nearby, one of our general hospital campuses; and physician practices, captive insurance companies and various other ancillary health care businesses (including outpatient surgery centers, diagnostic imaging centers, and occupational and rural health care clinics).

        At December 31, 2005, the largest concentrations of licensed beds in our general hospitals, including the two hospitals that are part of discontinued operations not yet divested, were in Florida with 25%, California with 22% and Texas with 16%. These high concentrations increase the risk that, should any adverse economic, regulatory, environmental or other development occur within these states, our business, financial position, results of operations or cash flows could be materially adversely affected.

Basis of Presentation

        Our Consolidated Financial Statements include the accounts of Tenet and its wholly owned and majority-owned subsidiaries. We eliminate intercompany accounts and transactions in consolidation, and we include the results of operations of businesses that are newly acquired in purchase transactions from their dates of acquisition. We account for significant investments in other affiliated companies using the equity method. Unless otherwise indicated, all financial and statistical data included in the Notes to the Consolidated Financial Statements relate to our continuing operations, with dollar amounts expressed in millions (except per-share amounts). Certain prior year amounts have been reclassified to conform to current year presentation.

        As more fully discussed in Note 2, the 2004 and 2003 Consolidated Financial Statements presented herein have been restated.

Use of Estimates

        The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), requires us to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. We regularly evaluate the accounting policies and estimates we use. In general, we base the estimates on historical experience and on assumptions that we believe to be reasonable given the particular circumstances in which we operate. Although we believe all adjustments considered necessary for fair presentation have been included, actual results may vary from those estimates.

Net Operating Revenues

        We recognize net operating revenues in the period in which services are performed. Net operating revenues consist primarily of net patient service revenues that are recorded based on established billing rates (gross charges), less estimated discounts for contractual allowances, principally for patients covered by Medicare, Medicaid, managed care and other health plans, and self-pay patients under our Compact with Uninsured Patients ("Compact").

        Gross charges are retail charges. They are not the same as actual pricing, and they generally do not reflect what a hospital is ultimately paid and therefore are not displayed in our Consolidated Statements of Operations. Hospitals are typically paid amounts that are negotiated with insurance companies or are set by the government. Gross charges are used to calculate Medicare outlier payments and to determine certain elements of payment under managed care contracts (such as stop-loss payments). Because Medicare requires that a hospital's gross charges be the same for all patients (regardless of payer category), gross charges are also what hospitals charge all other patients prior to the application of discounts and allowances.

        Revenues under the traditional fee-for-service Medicare and Medicaid programs are based primarily on prospective payment systems. Discounts for retrospectively cost-based revenues, which were more prevalent in earlier periods, and certain other payments, such as Indirect Medical Education, Direct Graduate Medical Education, disproportionate share, and bad debt expense, which are based on our hospitals' cost reports, are estimated using historical trends and current factors. Cost report settlements under these programs are subject to audit by Medicare and Medicaid auditors and administrative and judicial review, and it can take several years until final settlement of such matters are determined and completely resolved. Because the laws, regulations, instructions and rule interpretations governing Medicare and Medicaid reimbursement are complex and change frequently, the estimates recorded by us could change by material amounts.

        Prior to the fourth quarter of 2003, we recorded estimates for contractual allowances and cost report settlements based on amounts generated from information accumulated from various accounting and information systems. Adjustments to these accruals were generally made upon the final settlement of Medicare and Medicaid cost reports. In the fourth quarter of 2003, we completed the implementation of a new system and estimation process for recording Medicare net patient revenue and estimated cost report settlements. This resulted in a refinement in recording the accruals to more closely reflect the expected final settlements on our cost reports. For filed cost reports, we now record the accrual based on those cost reports and subsequent activity, and record a valuation allowance against those cost reports based on historical settlement trends. The accrual for periods for which a cost report is yet to be filed is now recorded based on estimates of what we expect to report on the filed cost reports and a corresponding valuation allowance is recorded as previously described. Cost reports must be filed generally within five months after the end of the annual cost report reporting period. After the cost report is filed, the accrual and corresponding valuation allowance may need to be adjusted. Adjustments for valuation allowances and cost report settlements related to Medicare and Medicaid increased (reduced) revenues in each of the years ended December 31, 2005, 2004 and 2003 by $22 million, $(40) million and $(89) million, respectively. Estimated cost report settlements and valuation allowances are deducted from accounts receivable in the accompanying Consolidated Balance Sheets (see Note 4).

        We believe that we have made adequate provision for any adjustments that may result from final determination of amounts earned under all the above arrangements with Medicare and Medicaid.

        Revenues under managed care plans are based primarily on payment terms involving predetermined rates per diagnosis, per-diem rates, discounted fee-for-service rates and/or other similar contractual arrangements. These revenues are also subject to review and possible audit by the payers.

The payers are billed for patient services on an individual patient basis. An individual patient's bill is subject to adjustment on a patient-by-patient basis in the ordinary course of business by the payers following their review and adjudication of each particular bill. We estimate the discounts for contractual allowances at the individual hospital level utilizing billing data on an individual patient basis. At the end of each month, on an individual hospital basis, we attempt to estimate our expected reimbursement for patients of managed care plans based on the applicable contract terms. These estimates are continuously reviewed for accuracy by taking into consideration known contract terms as well as payment history. Although we do not separately accumulate and disclose the aggregate amount of adjustments to the estimated reimbursements for every patient bill, we believe our estimation and review process enables us to identify instances on a timely basis where such estimates need to be revised. We do not believe there were any adjustments to estimates of individual patient bills that were material to our revenues. In addition, on a corporate-wide basis, we do not record any general provision for adjustments to estimated contractual allowances for managed care plans.

        We know of no material claims, disputes or unsettled matters with any payers that would affect our revenues for which we have not adequately provided for in the accompanying Consolidated Financial Statements.

        Our Compact is designed to offer managed care-style discounts to most uninsured patients, which enables us to offer lower rates to those patients who historically have been charged standard gross charges. A significant portion of those accounts had previously been written down as provision for doubtful accounts. Under the Compact, the discount offered to uninsured patients is recognized as a contractual allowance, which reduces net operating revenues at the time the self-pay accounts are recorded, and should reduce our provision for doubtful accounts in the future. In the second quarter of 2004, we began the implementation of our Compact. In June 2005, the Texas Governor signed Senate Bill 500, which allows hospitals to discount the services they provide to self-pay patients. We implemented the discounting components of the Compact at our hospitals in Texas effective September 1, 2005. The discounts for uninsured patients were in effect at all 69 of our continuing operations hospitals by September 30, 2005. The uninsured patient accounts, net of contractual allowances recorded, are further reduced to their net realizable value through provision for doubtful accounts based on historical collection trends for self-pay accounts and other factors that affect the estimation process.

        We also provide charity care to patients who are financially unable to pay for the health care services they receive. Most patients who qualify for charity care are charged a per diem amount for services received, subject to a cap. Except for the per diem amounts, our policy is not to pursue collection of amounts determined to qualify as charity care; and, therefore, we do not report these amounts in net operating revenues or in provision for doubtful accounts. Patient advocates from our Medical Eligibility Program ("MEP") screen patients in the hospital and determine potential linkage to financial assistance programs. They also expedite the process of applying for these government programs.

Cash Equivalents

        We treat highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents were approximately $1.373 billion and $654 million at December 31, 2005 and 2004, respectively. As of December 31, 2005 and 2004, our book overdrafts were approximately $214 million and $221 million, respectively, which were classified as accounts payable.

Investments in Debt and Equity Securities

        We classify investments in debt and equity securities as either available-for-sale, held-to-maturity or as part of a trading portfolio. At December 31, 2005 and 2004, we had no significant investments in securities classified as either held-to-maturity or trading. We carry securities classified as available-for-sale at fair value if unrestricted. We report their unrealized gains and losses, net of taxes, as accumulated other comprehensive income or loss unless we determine that a loss is other than temporary, at which point we would record a loss in the statement of operations. We include realized gains or losses in the statement of operations based on the specific identification method.

Provision for Doubtful Accounts

        We provide for an allowance against accounts receivable for an amount that could become uncollectible whereby such receivables are reduced to their estimated net realizable value. We estimate this allowance based on the aging of our accounts receivable, our historical collection experience by hospital and by payer, and other relevant factors. There are various factors that can impact the collection trends, such as changes in the economy, which in turn have an impact on unemployment rates and the number of uninsured and underinsured patients, volume of patients through the emergency department, the increased burden of co-payments to be made by patients with insurance and business practices related to collection efforts. These factors continuously change and can have an impact on collection trends and our estimation process.

        Our policy is to attempt to collect amounts due from patients, including co-payments and deductibles due from patients with insurance, at the time of service while complying with all federal and state laws and regulations, including, but not limited to, the Emergency Medical Treatment and Labor Act ("EMTALA"). Generally, as required by EMTALA, patients may not be denied emergency treatment due to inability to pay. Therefore, until the legally required medical screening examination is complete and stabilization of the patient has begun, services are performed prior to the verification of the patient's insurance, if any. In non-emergency circumstances or for elective procedures and services, it is our policy to verify insurance prior to a patient being treated; however, there are various exceptions that can occur. Such exceptions can include, for example, instances where (1) we are unable to obtain verification because the patient's insurance company was unable to be reached or contacted, (2) a determination is made that a patient may be eligible for benefits under various government programs, such as Medicaid or Victims of Crime, and it takes several days or weeks before qualification for such benefits is confirmed or denied, and (3) under physician orders we provide services to patients that require immediate treatment.

Property and Equipment

        Additions and improvements to property and equipment costing $500 or more with a useful life greater than one year are capitalized at cost. Expenditures for maintenance and repairs are charged to expense as incurred. We use the straight-line method of depreciation for buildings, building improvements and equipment. The estimated useful life for buildings and improvements is primarily 25 to 40 years, and for equipment, three to 15 years. We record capital leases at the beginning of the lease term as assets and liabilities. The value recorded is the lower of either the present value of the minimum lease payments or the fair value of the asset. Such assets, including improvements, are amortized over the shorter of either the lease term or their estimated useful life. Interest costs related to construction projects are capitalized. In the years ended December 31, 2005, 2004 and 2003, capitalized interest was $12 million, $11 million and $12 million, respectively.

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), we evaluate our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the asset, or related group of assets, may not be recoverable from estimated future cash flows. However, there is an evaluation performed at least annually. We base the measurement of the amount of the impairment, if any, on independent appraisals, established market values of comparable assets or internal estimates of future net cash flows expected to result from the use and ultimate disposition of the asset. The estimates of future cash flows are based on assumptions and projections we believe to be reasonable and supportable. They require subjective judgments and take into account assumptions about revenue and expense growth rates. These assumptions vary by type of facility.

        We report long-lived assets to be disposed of at the lower of their carrying amounts or fair values less costs to sell or close. In such circumstances, our estimates of fair value are based on independent appraisals, established market prices for comparable assets or internal estimates of future net cash flows.

Asset Retirement Obligations

        We recognize the fair value of a liability for legal obligations associated with asset retirements in the period in which it is incurred, in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") and Financial Accounting Standards Board ("FASB") Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), if a reasonable estimate of the fair value of the obligation can be made. When the liability is initially recorded, we capitalize the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost associated with the retirement obligation is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to settle the asset retirement obligation and the liability recorded is recognized as a gain or loss in the Consolidated Statement of Operations.

Goodwill and Other Intangible Assets

        Goodwill represents the excess of costs over the fair value of assets of businesses acquired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which we adopted on June 1, 2002, goodwill and other intangible assets acquired in purchase business combinations and determined to have indefinite useful lives are not amortized, but instead are subject to impairment tests performed at least annually. For goodwill, we perform the test at the reporting unit level, as defined by SFAS 142, when events occur that require an evaluation to be performed or at least annually. If we find the carrying value of goodwill to be impaired, or if the carrying value of a business that is to be sold or otherwise disposed of exceeds its fair value, then we reduce the carrying value, including any allocated goodwill, to fair value. Estimates of fair value are based on independent appraisals, established market prices for comparative assets or internal estimates of future net cash flows.

        Other intangible assets primarily consist of capitalized software costs, which are amortized on a straight-line basis over the estimated useful life of the software, which ranges from three to 15 years. Also included in intangible assets are costs associated with the issuance of our long-term debt, which are being amortized under the straight-line method based on the terms of the specific notes, which is not materially different from the interest method, and intangible assets related to minimum liabilities of certain retirement benefit plans.

Accruals for General and Professional Liability Risks

        We accrue for estimated professional liability claims, to the extent not covered by insurance, when they are probable and reasonably estimable. The accrual, which includes an estimate for incurred but not reported claims, is based on historical loss patterns and actuarially determined projections prepared on a quarterly basis and is discounted to its net present value using a weighted average risk-free discount rate appropriate for our claims payout period. To the extent that subsequent claims information varies from our estimates, the liability is adjusted in the period such information becomes available.

Income Taxes

        We account for income taxes using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

        Developing our provision for income taxes and analysis of potential tax exposure items requires significant judgment and knowledge of federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, if necessary, any valuation allowances that may be required for deferred tax assets.

        We assess the realization of our deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, we determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The main factors that we consider include:

  •
  cumulative losses in recent years;

  •
  income/losses expected in future years;

  •
  unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels;

  •
  the availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits;

  •
  the carryforward period associated with the deferred tax assets and liabilities; and

  •
  prudent and feasible tax-planning strategies.

        While we believe we have provided adequately for our income tax receivables or liabilities in our Consolidated Financial Statements, adverse determinations by taxing authorities or changes in tax laws and regulations could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Stock Options

        Through December 31, 2002, we applied the intrinsic-value-based method of accounting, prescribed by Accounting Principles Board ("APB") Opinion No. 25 ("APB 25"), and its related interpretations (including FASB Interpretation No. 44, an interpretation of APB 25 issued in March 2000), to our stock-based compensation plans. In accordance with that method, no compensation cost was recognized for stock options granted to employees or directors under the plans through that date because the exercise prices for options granted were equal to the quoted market prices on the option grant dates.

        In March 2003, we adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The new policy had a retroactive effective date of January 1, 2003 (the first day of our new fiscal year). The accounting standard establishes a fair value method of accounting for stock-based compensation plans (i.e., compensation costs are based on the fair value of stock options granted).

Segment Reporting

        We operate in one line of business—the provision of health care services through the operation of general hospitals and related health care facilities. Our general hospitals generated 97.9%, 97.6% and 96.9% of our net operating revenues in the years ended December 31, 2005, 2004 and 2003, respectively.

        Through March 10, 2003, we had organized these general hospitals and our related health care facilities into three operating segments or divisions. Subsequently, we consolidated into two divisions consisting of five regions. During 2004, we eliminated the two divisions and consolidated our operating regions from five to four in an effort to continue to streamline our operating structure as we build our future around 69 general hospitals. The four regions became our operating segments, as that term is defined by SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." There was no impact on our previous segment reporting determinations as a result of this latter restructuring since the regions' economic characteristics, the nature of their operations, the regulatory environment in which they operate and the manner in which they are managed continue to be similar. In addition, these regions share certain resources and they benefit from many common clinical and management practices. Accordingly, we aggregate the four regions into a single reportable operating segment.

        Our chief operating officer directly oversees operations in the four regions: California, Central Northeast-Southern States, Florida-Alabama and Texas-Gulf Coast.

Costs Associated With Exit or Disposal Activities

        We account for costs associated with exit (including restructuring) or disposal activities in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," issued in June 2002 and applicable to such activities initiated after December 31, 2002. We recognize these costs when they are incurred and can be measured at fair value, rather than at the date of a commitment to an exit or disposal plan, as was the case under former accounting standards.

NOTE 2.    RESTATEMENT OF FINANCIAL STATEMENTS

        As previously disclosed, the Securities and Exchange Commission ("SEC") is investigating allegations made by a former Tenet employee that inappropriate contractual allowances for managed care contracts may have been established at three California hospitals through at least fiscal year 2001.

At the request of the audit committee of our board of directors, the board's independent outside counsel, Debevoise & Plimpton LLP ("Debevoise"), conducted an independent accounting investigation of these allegations utilizing the forensic accounting services of Huron Consulting Group ("Huron"). Based on the investigation findings, on January 17, 2006, the audit committee determined that it was necessary to restate our previously reported financial statements for the years ended December 31, 2004 and 2003.

        In addition, during the 2005 year-end close, we determined that components of our deferred tax valuation allowance were incorrectly recorded in 2004. As a result, on February 15, 2006, the audit committee also determined that it was necessary to restate our previously reported 2004 financial statements for this error.

        On March 1, 2006, the audit committee determined that due to additional adjustments (see category 4 below) resulting from the final independent accounting investigation report, it was necessary to further restate our financial statements for 2004 and periods back to and including the fiscal year ended May 31, 1999. Since the financial statements for these periods were already being restated, we also recorded audit differences that were previously considered immaterial. On March 1, 2006, the audit committee also determined that the impact of the 2004 audit differences on our 2005 quarterly periods necessitates a restatement of our previously reported financial statements for the 2005 quarterly periods.

        As a result of the restatement, originally reported net loss was increased by $166 million ($0.36 per share) for the year ended December 31, 2004 and $87 million ($0.19 per share) for the year ended December 31, 2003. The cumulative impact of errors related to periods prior to 2003 of $100 million has been reflected as a prior period adjustment to retained earnings as of December 31, 2002. All of the amounts included in this report reflect these restated financial results.

        The restatement adjustments are summarized into the following categories:

  (1)
  Certain contractual allowances and related other reserves, primarily for managed care accounts receivable, lacked adequate supporting documentation or were otherwise inappropriate.

  (2)
  Certain revenues related to managed care payers in bankruptcy, Medicaid disproportionate share payments and Medicare outpatient revenues under the then new Medicare outpatient prospective payment system should have been recognized in earlier periods.

  (3)
  Inappropriate expensing of prepaid items at the time of payment.

  (4)
  Certain prior period reserves released during 2004 and 2003 should have been released as of 2002 or earlier. Such prior period reserves related primarily to reserves for bad debts, cost report settlements, lease costs, litigation costs, restructuring charges and other reserves related to business combinations and acquisitions and sales of assets and facilities, and previously capitalized start-up costs.

  (5)
  Our estimated professional and general liability reserves were not adequately decreased in 2004 as a result of a management decision that the effect of this audit difference was considered immaterial.

  (6)
  Audit difference related to timing of revenue recognition for a cost report settlement that was previously considered immaterial was recorded since the financial statements were restated for the above issues.

  (7)
  Certain of the foregoing restatement adjustments increased taxable income reported in years that are currently under audit by the Internal Revenue Service. Other long-term liabilities have been increased by $52 million as of December 31, 2004 to reflect increased income taxes payable for those prior taxable years. Certain of the restatement adjustments reduced taxable income reported in the taxable years to which our 2004 net operating loss was carried back to secure a refund of taxes previously paid. Accordingly, the 2004 net operating loss carryforward was increased, and the corresponding deferred tax valuation allowance that was established in 2004 was increased by $45 million. In accordance with SFAS 109, the increase in the deferred tax valuation allowance was recorded in loss from discontinued operations.

  (8)
  A component of the deferred tax valuation allowance established in 2004 was incorrectly charged against additional paid-in capital rather than income tax expense.

        The following table reconciles the net loss and loss per share as originally reported to amounts as reported for applicable periods with reference to the above adjustment categories:

	Year Ended December 31
	2004		2003
	Amount	EPS	Amount	EPS
Net loss, as originally reported	$(2,640)	$(5.66)	$(1,477)	$(3.17)
Adjustments resulting from the investigation, before tax:
Unsupported or inappropriate contractual allowances(1)
Net operating revenues	(12)	(0.02)	(65)	(0.14)
Timing of revenue recognition(2)
Net operating revenues	1	—	(13)	(0.03)
Release of prior period reserves(4)
Net operating revenues	—	—	(8)	(0.02)
Provision for doubtful accounts	3	0.01	—	—
Other operating expenses	(2)	—	(20)	(0.04)
Restructuring charges	(12)	(0.03)	(9)	(0.02)
Net gains on sale of facilities	(3)	(0.01)	—	—
Inappropriate expensing of prepaid items(3)
Salaries, wages and benefits	(3)	(0.01)	1	—

	(28)	(0.06)	(114)	(0.25)
Audit differences recorded, before tax:
Timing of revenue recognition(6)
Net operating revenues	—	—	(8)	(0.02)
Decrease in professional and general liability reserves(5)
Other operating expenses	18	0.04	—	—

	18	0.04	(8)	(0.02)

Total adjustments to loss from continuing operations, before income taxes	(10)	(0.02)	(122)	(0.27)
Income tax effect of the above adjustments	4	0.01	46	0.10
Correction of tax valuation allowance(8)	(106)	(0.23)	—	—

	(102)	(0.22)	46	0.10

Total impact on net loss from continuing operations	(112)	(0.24)	(76)	(0.17)
Unsupported or inappropriate contractual allowances(1)
Net operating revenues	—	—	(10)	(0.02)
Timing of revenue recognition(2)
Net operating revenues	3	0.01	(5)	(0.01)
Decrease in professional and general liability reserves(5)
Other operating expenses	4	0.01	—	—
Unsupported allowance for doubtful accounts(1)
Provision for doubtful accounts	1	—	—	—
Release of prior period reserves(4)
Other operating expenses	—	—	(2)	—

Total adjustments to loss from discontinued operations, before income taxes	8	0.02	(17)	(0.03)
Income tax effect of discontinued operations adjustments	(3)	(0.01)	6	0.01
Change in valuation allowance due to adjustments recorded(7)	(45)	(0.10)	—	—
Correction of tax valuation allowance(8)	(14)	(0.03)	—	—

	(62)	(0.14)	6	0.01

Total impact on net loss from discontinued operations	(54)	(0.12)	(11)	(0.02)

Net loss, as restated	$(2,806)	$(6.02)	$(1,564)	$(3.36)

        The following tables set forth the net effects of these restatement adjustments on our Consolidated Financial Statements:

Consolidated Statements of Operations

	Years ended December 31
	2004	2003
Net operating revenues	$(11)	$(94)
Operating expenses:
Salaries, wages and benefits	3	(1)
Provision for doubtful accounts	(3)	—
Other operating expenses	(16)	20
Impairment of long-lived assets and goodwill, and restructuring charges	12	9

Operating loss	(7)	(122)
Net gains on sales of facilities and long-term investments	(3)	—

Loss before income taxes	(10)	(122)
Income tax (expense) benefit	(102)	46

Loss from continuing operations, before discontinued operations and cumulative effect of change in accounting principle	(112)	(76)
Discontinued operations:
Income (loss) from operations of asset group	8	(17)
Income tax (expense) benefit	(62)	6

Loss from discontinued operations	(54)	(11)

Net loss	$(166)	$(87)

Basic and diluted loss per common share
Continuing operations	$(0.24)	$(0.17)
Discontinued operations	(0.12)	(0.02)

	$(0.36)	$(0.19)

Consolidated Balance Sheet

December 31, 2004
ASSETS
Accounts receivable, less allowance for doubtful accounts(1)(2)	$4

Total current assets	4
Other intangible assets, net(1)	(1)

Total assets	$3

LIABILITIES AND SHAREHOLDERS' EQUITY
Other current liabilities(4)(5)	$(16)

Total current liabilities	(16)
Other long-term liabilities and minority interests(7)	52

Total liabilities	36
Additional paid-in capital(8)	120
Retained earnings (deficit)	(153)

Total shareholders' equity	(33)

Total liabilities and shareholders' equity	$3

        Net cash flows from operating, investing and financing activities did not change as a result of the restatement adjustments.

        See Selected Quarterly Financial Data following Note 24 in this report for the effect of the restatement adjustments on our quarterly results.

NOTE 3.    CHANGE IN ACCOUNTING PRINCIPLE

        In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143." This interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. The types of asset retirement obligations that are covered by FIN 47 are those for which an entity has a legal obligation to perform an asset retirement activity, however, the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. SFAS 143 requires the fair value of a liability for a legal obligation associated with an asset retirement be recorded in the period in which the obligation is incurred. When the liability is initially recorded, the cost of the asset retirement is capitalized.

        We adopted FIN 47 effective December 31, 2005 and recorded a liability of $19 million, of which $16 million was recorded as a cumulative effect of a change in accounting principle, net of tax benefit and related valuation allowance. The future value of the asset retirement obligation is approximately $188 million. The liability was estimated using an inflation rate of 5%. Because SFAS 143 requires retrospective application to the inception of the liability, the initial asset retirement obligation was calculated using a discount rate of 9.5%. The cumulative effect of the adoption of FIN 47 reflects the accretion of the liability and depreciation of the related asset component from the liability inception date through December 31, 2005. The following table summarizes the impact as of December 31, 2005:

Increase in property and equipment, net	$3
Increase in other long-term liabilities	(19)
Increase in deferred income taxes, net of valuation allowance	—

Cumulative effect of change in accounting principle	$(16)

        Substantially all of the impact of adopting FIN 47, as described above, relates to estimated costs to remove asbestos that is contained within our facilities. If we had adopted FIN 47 effective January 1, 2005, it would have increased net loss for each quarter in 2005 by less than $500,000. We expect the additional depreciation and accretion costs to be approximately $2 million in 2006.

        The following pro forma net loss and net loss per share amounts for the years ended December 31, 2005, 2004 and 2003 show the effect of the retrospective application of the change in accounting principle for the adoption of FIN 47:

	Years Ended December 31
	2005	2004	2003
Net loss as reported	$(724)	$(2,806)	$(1,564)
Add back:
Asset retirement charge included in net loss	16	—	—
Less:
Depreciation of asset retirement costs	—	—	—
Accretion of asset retirement liability, net of tax	2	2	1

Pro forma net loss	$(710)	$(2,808)	$(1,565)

Basic and diluted loss per share as reported	$(1.54)	$(6.02)	$(3.36)
Pro forma basic and diluted loss per share	$(1.51)	$(6.02)	$(3.36)

        The asset retirement liability at December 31, 2004 and 2003, and January 1, 2003 would have been $17 million, $15 million and $14 million, respectively, assuming we applied FIN 47 as of January 1, 2003.

NOTE 4.    ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

        The principal components of accounts receivable are shown in the table below:

	December 31
	2005	2004
Continuing operations:
Patient accounts receivable	$2,057	$2,075
Allowance for doubtful accounts	(544)	(568)
Estimated future recovery of accounts in collection	68	100
Net cost report settlements payable and valuation allowances	(94)	(118)

	1,487	1,489
Discontinued operations—Accounts receivable, net of allowance for doubtful accounts ($50 million at December 31, 2005 and $120 million at December 31, 2004) and net cost report settlements payable and valuation allowances ($26 million at December 31, 2005 and $84 million at December 31, 2004)	38	203

Accounts receivable, less allowance for doubtful accounts	$1,525	$1,692

        During the quarter ended September 30, 2003, we recorded additional provisions for doubtful accounts in the amount of $212 million ($0.28 per share), of which $166 million ($0.22 per share) was for continuing operations and $46 million ($0.06 per share) was for discontinued operations, to write down our patient accounts receivable to their estimated net realizable value. The additional charge consisted of two components: (1) the effect of accelerating the write-down of self-pay accounts, and (2) the effect of re-evaluating the historical collection patterns for self-pay and managed care accounts receivable in light of the trends at that time.

        This additional charge to increase the provision for doubtful accounts resulted primarily from an adverse change in our business mix as the number of uninsured and underinsured patients grew at an escalating rate. We believe this trend was due to a combination of broad economic factors, including unemployment levels, reductions in state Medicaid budgets, increasing numbers of individuals and employers who choose not to purchase insurance, and an increased burden of co-payments and deductibles to be made by patients instead of insurers. Additionally, many of these patients, who delay or do not seek routine medical care because of the costs, are being admitted through the emergency department and often require more costly care, resulting in higher billings, which are the least collectible of all accounts.

        Approximately 20% of the additional $212 million charge in the third quarter of 2003 related to changes in the collectibility of managed care accounts receivable. We were experiencing and continue to experience payment pressure from managed care companies concerning substantial amounts of past billings. We aggressively pursue collection of these accounts receivable using all means at our disposal, including arbitration and litigation, but we may not be successful.

        During the quarter ended June 30, 2004, we further modified our process for estimating and writing down all existing self-pay accounts (and all future self-pay accounts receivable when they are recorded) to their net realizable value, resulting in an additional provision for doubtful accounts in the amount of $254 million ($0.33 per share), of which $196 million ($0.26 per share) was for continuing operations and $58 million ($0.07 per share) was for discontinued operations. This change in how we estimate the net realizable value of self-pay accounts was primarily attributable to the continued increase in numbers of uninsured and underinsured patients.

        Our current estimated collection rates on managed care accounts and self-pay accounts are approximately 96% and 25%, respectively, which includes collections from point-of-service through collections by our in-house collection agency or external collection vendors.

        Our Compact is designed to offer managed care-style discounts to most uninsured patients, which enables us to offer lower rates to those patients who historically have been charged standard gross charges. A significant portion of those charges had previously been written down in our provision for doubtful accounts. Under the Compact, the discount offered to uninsured patients is recognized as a contractual allowance, which reduces net operating revenues at the time the self-pay accounts are recorded and should reduce our provision for doubtful accounts in the future.

        During the years ended December 31, 2005 and 2004, there were $718 million and $277 million of discounts recorded as contractual allowances on self-pay accounts under the Compact. Prior to implementation of the Compact, a significant portion of these discounts would have been written down as provision for doubtful accounts.

        We also provide charity care to patients under our charity care policy described above. The approximate amounts of gross charges foregone under our charity policy, including indigent care accounts, for the years ended December 31, 2005, 2004 and 2003 are shown in the following table:

Years ended December 31
2005	$616
2004	$573
2003	$740

        The lower level of charity and indigent charges in the year ended December 31, 2004 is attributable to a more diligent screening process, whereby approval of accounts are based on specific criteria and require complete and sufficient documentation. In addition, certain accounts that previously were classified as indigent are now being evaluated for qualification under the Compact and provided discounts consistent with managed-care rates.

NOTE 5.    DISCONTINUED OPERATIONS

        In March 2003, we announced a plan to divest or consolidate 14 general hospitals that no longer fit our core operating strategy of building and maintaining competitive networks of hospitals that provide quality patient care in major markets. Of the 14 hospitals included in our March 2003 divestiture plan, we sold six in November 2003, five in December 2003 and one in February 2004. We recorded a gain of approximately $274 million in the year ended December 31, 2003 on the sales of the 11 hospitals sold during the year. The carrying amount of the assets sold included $106 million of goodwill. In addition to selling 12 hospitals, we ceased operations at one of the 14 hospitals when its long-term lease expired in August 2003, and we closed another hospital in September 2003.

        In January 2004, we announced a major restructuring of our operations involving the proposed divestiture of 27 general hospitals (19 in California and eight others in Louisiana, Massachusetts, Missouri and Texas). By focusing our financial and management resources on our remaining 69 general hospitals, including two newly constructed hospitals in Texas and Tennessee that opened in June 2004, we expect to create a stronger company with greater potential for long-term growth. As of

December 31, 2005, we had completed the divestiture of 25 of the 27 facilities. We recorded gains of approximately $18 million and $48 million in the years ended December 31, 2005 and 2004 on the divestiture of the 25 facilities. The carrying amount of the assets sold included $3 million of goodwill. Discussions and negotiations with potential buyers for the remaining two hospitals slated for divestiture were ongoing as of December 31, 2005.

        In connection with these and other divestiture actions described below, we have classified the results of operations of the following hospitals as discontinued operations for all periods presented in the accompanying Consolidated Statements of Operations in accordance with SFAS 144:

  •
  The 14 general hospitals whose intended divestiture we announced in March 2003, all of which were sold or closed prior to March 31, 2004,

  •
  The 27 general hospitals whose intended divestiture we announced in January 2004, including Doctors Medical Center—San Pablo, in San Pablo, California, a leased hospital, which was classified in discontinued operations when its lease expired in July 2004,

  •
  Our general hospital in Barcelona, Spain, which we sold in May 2004,

  •
  Redding Medical Center, in Redding, California, of which we sold certain hospital assets in July 2004,

  •
  Century City Hospital in Los Angeles, California, a previously leased hospital that we no longer operated by the end of April 2004,

  •
  Medical College of Pennsylvania Hospital ("MCPH"), in Philadelphia, Pennsylvania, which we sold in September 2004,

  •
  NorthShore Psychiatric Hospital, in Slidell, Louisiana, which was closed in September 2004, and

  •
  Suburban Medical Center, in Paramount, California, a previously leased hospital that we no longer operated by the end of October 2004.

        We classified $6 million and $101 million of assets of the hospitals included in discontinued operations as "held for sale" in current assets in the accompanying Consolidated Balance Sheets at December 31, 2005 and 2004, respectively. These assets consist primarily of property and equipment and were recorded at the lower of the asset's carrying amount or its fair value less costs to sell. The fair value estimates were derived from independent appraisals, established market values of comparable assets, or internal estimates of future net cash flows. Because we do not intend to sell the accounts receivable of the asset group, these receivables, less the related allowance for doubtful accounts and net cost report settlements payable and valuation allowances, are included in our consolidated net accounts receivable in the accompanying Consolidated Balance Sheets. At December 31, 2005 and 2004, the accounts receivable, net of allowance for doubtful accounts and cost report settlements payable and valuation allowances, for these hospitals was $38 million and $203 million, respectively.

        We recorded $56 million of impairment and restructuring charges in discontinued operations during the year ended December 31, 2005 consisting primarily of $40 million for the write-down of long-lived assets to their estimated fair values, less estimated costs to sell, $12 million in employee severance, retention and other costs, $7 million of lease termination costs and a $3 million reduction in reserves recorded in prior periods. We recorded $439 million of impairment and restructuring charges in discontinued operations during the year ended December 31, 2004 consisting primarily of $320 million for the write-down of long-lived assets to their estimated fair values, less estimated costs to sell, $33 million for the write-down of goodwill, $32 million in employee severance, retention and other costs, $6 million in contract termination and other costs, and $48 million in costs related to an academic affiliation agreement with Drexel University College of Medicine in Pennsylvania. In connection with our divestiture of MCPH on September 1, 2004, we were contractually responsible for certain university costs through December 2005. We also recorded impairment and restructuring charges in discontinued operations in the amount of $699 million in the year ended December 31, 2003 primarily for the write-down of long-lived assets ($584 million) and goodwill ($89 million) to their estimated fair values, less costs to sell, if applicable, at these facilities.

        Net operating revenues and loss before taxes reported in discontinued operations for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Years Ended December 31
	2005	2004(1)	2003(1)
Net operating revenues	$438	$2,580	$3,978
Loss before taxes	(84)	(1,048)	(544)

(1)
Amounts for the years ended December 31, 2004 and 2003 were restated as a result of the adjustments described in Note 2.

        As we move forward with our previously announced divestiture plans, we may incur additional asset impairment and restructuring charges in future periods.

        During the year ended December 31, 2003, we recorded an after-tax charge in discontinued operations for taxes and interest of approximately $70 million in connection with an Internal Revenue Service audit adjustment related to the deductibility of a civil settlement we paid to the federal government in 1994 (see Notes 15 and 16).

        Income tax benefit in discontinued operations for the year ended December 31, 2004 is net of $203 million of expense related to establishing a valuation allowance for deferred tax assets during the fourth quarter of 2004. The year ended December 31, 2005 includes income tax expense of $40 million in discontinued operations to increase the valuation allowance for deferred tax assets (see Note 16).

NOTE 6.    IMPAIRMENT AND RESTRUCTURING CHARGES

  YEAR ENDED DECEMBER 31, 2005

        During the year ended December 31, 2005, we recorded impairment and restructuring charges totaling $266 million. The majority of these charges relate to the write-down of long-lived assets. Long-lived assets were written down by $157 million due to damage to our hospitals caused by Hurricanes Katrina and Wilma in the Gulf Coast and Florida. The $157 million charge was reduced by $64 million for insurance proceeds for property damage received from our insurance carriers prior to December 31, 2005 (see Note 24). In addition, we recorded a charge of approximately $167 million to write-down long-lived assets to their estimated fair values, primarily due to the adverse current and anticipated future financial trends at twelve of our hospitals, in accordance with SFAS 144. The remaining charge of $6 million reflects $11 million in employee severance, benefits and relocation costs, $6 million of lease termination and other costs, and $4 million in non-cash stock option modification costs related to terminated employees, offset by a $15 million reduction of reserves, primarily related to restructuring charges recorded in prior periods.

        Based on future financial trends and the possible impact of negative trends on our future outlook, further impairments of long-lived assets and goodwill may occur, and we will incur additional restructuring charges. Future restructuring of our regions that changes our goodwill reporting units (as defined in SFAS 142) could also result in further impairments of our goodwill.

  YEAR ENDED DECEMBER 31, 2004

        During the year ended December 31, 2004, we recorded impairment and restructuring charges of $1.284 billion. The combined charges consisted of $1.113 billion for the impairment of goodwill related to our Texas-Gulf Coast and Florida-Alabama regions, $25 million for the write-down of an intangible asset with an indefinite useful life to its estimated fair value and $98 million for impairment of certain long-lived assets (for the write-down of long-lived assets to their estimated fair values, primarily at eight hospitals due to their then adverse current and anticipated future financial trends). The restructuring charges totaled $48 million and consisted of $29 million in employee severance, benefits and relocation costs, $10 million in non-cash stock option modification costs related to terminated employees, $14 million in contract termination, consulting and other costs, and a $5 million reduction in reserves for restructuring charges recorded in prior periods.

        The goodwill impairment charge of $1.113 billion, recorded in the fourth quarter of 2004, is the result of lower estimated fair values for our Texas-Gulf Coast and Florida-Alabama regions due to adverse industry and company-specific challenges that continue to affect our operating results, such as reduced patient volumes, high levels of bad debt expense related to uninsured and underinsured patients, the shift of our managed care business to contracts that provide lower reimbursement, and continued pressure on labor and supply costs.

        We recognized the $98 million impairment charge related to certain long-lived assets and the $25 million impairment charge in the fourth quarter of 2004 related to an intangible asset with an indefinite life due to lower estimated fair values of these assets. Our estimates of future cash flows from these assets indicated that the carrying amounts of these assets were not fully recoverable from estimated future cash flows.

        The fair-value estimates were derived from independent appraisals, established market values of comparable assets, or internal estimates of future net cash flows.

  YEAR ENDED DECEMBER 31, 2003

        During the year ended December 31, 2003, we recorded impairment and restructuring charges of $1.393 billion. The combined charges consisted of $156 million for impairment of long-lived assets (for the write-down of long-lived assets to their estimated fair values primarily at eight hospitals due to their then adverse current and anticipated future financial trends), $1.122 billion for impairment of goodwill, primarily related to our California region and our then Central-Northeast region, $66 million in employee severance, benefits and relocation costs, $37 million in non-cash stock option-modification costs related to terminated employees, and $12 million in contract terminations, and consulting and other costs (net of a $4 million reduction in reserves for restructuring charges recorded in prior periods).

        We recognized the $156 million of impairment charges on long-lived assets because our estimates of future cash flows from these assets indicated that the carrying amount of the assets or groups of assets were not fully recoverable from estimated future cash flows. Our estimates were based on assumptions and projections that we believe to be reasonable and supportable. The fair-value estimates of our long-lived assets were derived from independent appraisals, established market values of comparable assets, or internal estimates of future net cash flows.

        Approximately $187 million of our goodwill impairment charge relates to the consolidation (that we announced on March 10, 2003) of our operating divisions from three to two. Because of this restructuring of our operating divisions and regions, along with a realignment of our executive management team and other factors, our goodwill reporting units changed. Prior to the restructuring, the reporting units consisted of our three divisions; following the restructuring, they consisted of our five new regions. Because of the change in reporting units, we performed a goodwill impairment evaluation in March 31, 2003 resulting in the above impairment charge related to our then Central-Northeast region.

        The $935 million balance of our 2003 goodwill impairment charge is associated primarily with our California region and our then Central-Northeast region as a result of the completion of a comprehensive review of the near-term and long-term prospects for each of our hospitals. The estimated fair value of these regions declined based on reduced earnings forecasts as a result of the completion of updated budgets. Key factors that contributed to the reduced earnings forecasts for the hospitals included (1) significant reductions in Medicare outlier revenues, (2) significant increases in provisions for doubtful accounts, and (3) other cost increases.

        The $115 million in restructuring charges were incurred primarily in connection with (1) our previously announced plans to reduce operating expenses, including the reduction of staff, and (2) the realignment of our executive management team.

  ACCRUED RESTRUCTURING CHARGES

        The tables below are reconciliations of beginning and ending liability balances in connection with restructuring charges recorded during the years ended December 31, 2005, 2004 and 2003:

	Balances at Beginning of Period	Restructuring Charges	Cash Payments	Other Items	Balances at End of Period
Year ended December 31, 2005
Continuing operations:
Severance costs in connection with hospital cost-control programs and general overhead-reduction plans	$71	$11	$(35)	$(4)	$43
Discontinued operations:
Lease cancellations and estimated costs associated with the sale or closure of hospitals and other facilities	58	15	(43)	(8)	22

	$129	$26	$(78)	$(12)	$65

Restated year ended December 31, 2004
Continuing operations:
Severance costs in connection with hospital cost-control programs and general overhead-reduction plans	$53	$48	$(40)	$10	$71
Discontinued operations:
Lease cancellations and estimated costs associated with the sale or closure of hospitals and other facilities	18	86	(43)	(3)	58

	$71	$134	$(83)	$7	$129

Restated year ended December 31, 2003
Continuing operations:
Severance costs in connection with hospital cost-control programs and general overhead-reduction plans	$22	$115	$(38)	$(46)	$53
Discontinued operations:
Lease cancellations and estimated costs associated with the sale or closure of hospitals and other facilities	18	28	(10)	(18)	18

	$40	$143	$(48)	$(64)	$71

        The above liability balances are included in other current liabilities and other long-term liabilities in the accompanying Consolidated Balance Sheets. Other items primarily include restructuring charges or reductions of reserves that are recorded in accounts other than these liabilities, such as the charges associated with stock option modifications. Cash payments to be applied against these accruals at December 31, 2005 are expected to be approximately $28 million in 2006 and $37 million thereafter.

NOTE 7.    LONG-TERM DEBT, LEASE OBLIGATIONS AND GUARANTEES

        The table below shows our long-term debt as of December 31, 2005 and 2004:

	December 31
	2005	2004
Senior notes:
5 3/8%, due 2006	$—	$215
5%, due 2007	—	185
6 3/8%, due 2011	1,000	1,000
6 1/2%, due 2012	600	600
7 3/8%, due 2013	1,000	1,000
9 7/8%, due 2014	1,000	1,000
9 1/4%, due 2015	800	—
6 7/8%, due 2031	450	450
Other senior and senior subordinated notes	—	22
Notes payable and capital lease obligations, secured by property and equipment, payable in installments to 2013(1)	58	65
Unamortized note discounts	(105)	(101)

Total long-term debt	4,803	4,436
Less current portion	19	41

Long-term debt, net of current portion	$4,784	$4,395

(1)
Includes $5 million at December 31, 2004 related to the general hospitals held for sale (see Note 5).

        CREDIT AGREEMENTS

        On December 31, 2004, we terminated our five-year revolving credit agreement and replaced it with a one-year letter of credit facility. The new facility provides for the issuance of up to $250 million in letters of credit and does not provide for any cash borrowings. The principal purpose of the new facility was to provide for the continuance of $216 million in letters of credit outstanding under the terminated revolving credit agreement at that time. The new facility was initially collateralized by the stock of certain of our subsidiaries and cash equal to 105% of the facility amount (approximately $263 million reflected as restricted cash on the Consolidated Balance Sheets). In March 2005, the facility was amended to provide for the release of the liens on the stock of our subsidiaries, and on April 19, 2005, the stock certificates were returned to us. All liens were subsequently terminated. In accordance with the amendment, the termination date of the letter of credit facility was extended from December 31, 2005 to June 30, 2006. The letter of credit facility was further amended in August 2005 to extend the termination date to June 30, 2008. The letter of credit facility contains customary affirmative and negative covenants that, among other requirements, limit (1) liens, (2) consolidations, mergers or the sale of all or substantially all assets unless no event of default exists, (3) subsidiary debt and (4) prepayment of debt. At December 31, 2005, outstanding letters of credit under the agreement totaled $194 million.

        Loans under the previous credit agreement were unsecured and generally bore interest at a base rate equal to the prime rate or, if higher, the federal funds rate plus 0.5% or, at our option, an adjusted London Interbank Offered Rate ("LIBOR") plus an interest margin between 100 and 250 basis points. We paid the lenders an annual facility fee on the total loan commitment at rates between 50 and 57.5 basis points. The interest rate margins and the facility fee rates were based on our leverage covenant ratio (calculated as the ratio of consolidated total debt to operating income plus the sum of depreciation, amortization, impairment, other unusual charges, stock-based compensation expense, and losses from early extinguishment of debt). In consideration for amendments to the previous credit agreement in October 2003, we paid to all participating banks a one-time fee equal to 50 basis points on the total commitment of $1.2 billion, and an additional one-time fee of 10 basis points when the leverage ratio exceeded 3.25 to 1. In consideration for further amendments to the previous credit agreement in March 2004, we paid a one-time fee equal to 12.5 basis points. Also in connection with the two amendments, we wrote off approximately $2 million in unamortized deferred loan fees in October 2003, and we wrote off approximately $5 million in unamortized deferred loan fees in March 2004.

        SENIOR NOTES AND SENIOR SUBORDINATED NOTES

        In January 2005, we sold $800 million of senior notes with registration rights in a private placement. The senior notes bear interest at a rate of 9 1/4% per year and mature on February 1, 2015. The senior notes are redeemable, in whole or in part, at any time, at our option at the greater of par or a redemption price based on a spread over comparable securities. The senior notes are general unsecured senior obligations and rank equally in right of payment with all of our other unsecured senior indebtedness, but are effectively subordinated to any obligations under our letter of credit facility. On April 8, 2005, we filed with the SEC a Form S-4 registration statement to register the $800 million principal amount of 9 1/4% Senior Notes due 2015 to be issued and offered in exchange for the unregistered senior notes sold in January 2005. Due to the restatement of our financial statements in connection with the SEC investigation, the registration statement has not yet been declared effective. Therefore, starting in January 2006, we are required to pay additional interest on these notes until the registration statement becomes effective. The additional interest accrues at a rate of 0.25% per annum during the first 90-day period and increases by 0.25% per annum for each subsequent 90-day period until the registration statement becomes effective, up to a maximum rate of 1.0% per annum. The terms of the senior notes to be registered on the Form S-4 filed with the SEC are substantially similar to the terms of the unregistered senior notes we sold in January 2005. The covenants governing the new issue are identical to the covenants for our other senior notes. The net proceeds from the sale of the senior notes were approximately $773 million after deducting discounts and related expenses. We used a portion of the proceeds in February 2005 to repurchase or redeem the remaining $400 million aggregate principal amount outstanding on our senior notes due in 2006 and 2007, resulting in a $15 million loss from early extinguishment of debt, and the balance of the proceeds for general corporate purposes.

        In June 2004, we sold $1 billion of senior notes in a private placement. The net proceeds to us from the sale of the senior notes were approximately $954 million after deducting discounts and related expenses. We used a portion of the net proceeds from the offering to repurchase $335 million of our 5 3/8% Senior Notes due 2006, $215 million of our 5% Senior Notes due 2007 and $2 million of our other senior notes due 2008. As a result of these repurchases, we recorded an $8 million loss from early extinguishment of debt in 2004. In February 2005, we offered holders of the June 2004 privately placed notes an opportunity to exchange those notes for registered notes with substantially identical terms. Substantially all holders exchanged their unregistered notes for registered notes. The senior notes bear interest at a rate of 9 7/8% per year and will mature on July 1, 2014. The senior notes are unsecured; they rank equally with all of our other unsecured senior indebtedness, but are effectively subordinated to any obligations under our letter of credit facility; and they are redeemable at any time at our option at the greater of par or a redemption price based on a spread over comparable securities.

        In January 2003, we sold $1 billion of 7 3/8% Senior Notes due 2013. We used the majority of the proceeds to repay all of the then-outstanding loans under our credit agreement and the remainder for general corporate purposes. The senior notes are unsecured; they rank equally with all of our other unsecured senior indebtedness; and they are redeemable at any time at our option.

        Prior to the sale of the senior notes in January 2003, we used a hedging strategy to lock in the risk-free component of the interest rate that was in effect on the offering dates of those notes. The interest-rate-lock agreement was settled on the date the notes were issued. Because the risk-free interest rate declined during the hedge period, we incurred a loss on this transaction when we unwound the hedge. However, based on our assessment using the dollar-offset method (which was performed at the inception of the hedge), we determined that the hedge was highly effective. Therefore, the loss on the hedge was charged to other comprehensive loss and is being amortized into earnings over the terms of these senior notes. The loss will be entirely offset by the effect of the lower interest rate on the notes.

        All of our senior notes are unsecured obligations and are effectively subordinated in right of payment to any obligations under the letter of credit agreement.

        COVENANTS

        Our letter of credit facility or the indentures governing our senior notes contain affirmative, negative and financial covenants that have, among other requirements, limitations on (1) liens, (2) consolidations, merger or the sale of all or substantially all assets unless no event of default exists and (3) subsidiary debt.

        As discussed in Note 15, the ultimate resolution of claims and lawsuits brought against us, individually or in the aggregate, could have a material adverse effect on our business, financial position, results of operations or liquidity, including the inability to make scheduled debt payments when they become due.

        FUTURE MATURITIES

        Future long-term debt maturities and minimum operating lease payments as of December 31, 2005 are as follows:

		Years Ended December 31
							Later Years
	Total	2006	2007	2008	2009	2010
Long-term debt, including capital lease obligations	$4,908	$19	$22	$2	$1	$1	$4,863
Long-term non-cancelable operating leases	591	158	141	120	64	33	75

        Rental expense under operating leases, including short-term leases, was $177 million, $181 million and $171 million in the years ended December 31, 2005, 2004 and 2003, respectively. Included in rental expense for these periods was sublease income of $24 million, $23 million and $23 million, respectively, which was recorded as a reduction to rental expense.

        GUARANTEES

        Physician Relocation Agreements and Other Minimum Revenue Guarantees—Consistent with our policy on physician relocation and recruitment, we provide income guarantee agreements to certain physicians who agree to relocate to our communities to fill a need in the hospital's service area and commit to remain in practice there. Under such agreements, we are required to make payments to the physicians in excess of the amounts they earn in their practice up to the amount of the income guarantee. The income guarantee periods are typically 12 months. Such payments are recoverable from the physicians if they do not fulfill their commitment period to the community, which is typically three years. We also provide minimum revenue guarantees to physician groups providing certain services at our hospitals with terms ranging from one to three years. At December 31, 2005, the maximum potential amount of future payments under these guarantees is $48 million.

NOTE 8.    STOCK BENEFIT PLANS

        We currently grant stock-based awards to our directors and key employees pursuant to our 2001 Stock Incentive Plan, which was approved by our shareholders at their 2001 annual meeting. Under that plan, 60,000,000 shares of common stock were approved for stock-based awards. At December 31, 2005, there were approximately 31 million shares of common stock available under the 2001 Stock Incentive Plan for future stock option grants and other incentive awards, including restricted stock units. Options generally have an exercise price equal to the fair market value of the shares on the date of grant and generally expire 10 years from the date of grant. A restricted stock unit is a contractual right to receive one share of our common stock in the future.

        At the annual meeting of shareholders on May 26, 2005, our shareholders approved a one-time exchange of certain outstanding employee stock options for a lesser number of restricted stock units to be issued on July 1, 2005. The exchange was offered only to certain current employees. Our outside directors, four most senior executives and all former employees were not eligible to participate. Approximately nine million vested and unvested options were exchanged on July 1, 2005 for approximately two million restricted stock units. These exchanges will result in future incremental non-cash compensation expense of approximately $18 million for the vested eligible options exchanged, together with approximately $5 million for the unvested eligible options exchanged, which will both be recognized as compensation expense over the three-year vesting period of the restricted stock units. As of December 31, 2005, there were approximately five million unvested restricted stock units outstanding.

        On February 22, 2006, we granted Trevor Fetter, Reynold Jennings and Peter Urbanowicz employee stock options for an aggregate of approximately 1.1 million shares of common stock at an exercise price of $7.93 per share, the closing price of our common stock on that date, and we also granted an aggregate of approximately 900,000 restricted stock units. The estimated fair value of the options granted was $3.48 per share (unaudited), under the lattice model adopted in 2006, and the fair value of the restricted stock units issued was $7.93 per share. Both the options and the restricted stock units vest one-third on each of the first three anniversary dates of the grant.

        On February 22, 2006, we granted employee stock options for approximately 1.6 million shares of common stock at an exercise price of $7.93 per share, the closing price of our common stock on that date, and we also granted approximately 3.0 million restricted stock units. The estimated fair value of the options granted was $2.89 per share (unaudited), under the lattice model adopted in 2006, and the fair value of the restricted stock units issued was $7.93 per share. Both the options and the restricted stock units vest one-third on each of the first three anniversary dates of the grant.

        On March 31, 2005, we granted a total of 67,650 restricted stock units, or 22,550 restricted stock units each, to three outside directors who were newly elected to the board of directors in 2005. On May 27, 2005, we granted a total of 86,664 restricted stock units, or 10,833 restricted stock units each, to all outside directors as part of our annual grant program. The fair value of the units on the grant date was $12.00 per share. These restricted stock units vest over three years. Regardless of the vested status, settlement of the restricted stock units will not occur until the director's termination of service to the board of directors.

        On February 17, 2005, we granted 173,867 restricted stock units and options for 469,333 shares of stock to Trevor Fetter. The options were granted at an exercise price of $10.63 per share, the closing price of our common stock on that date. The estimated fair value of the options granted was $4.87 per share, and the fair value of the restricted stock units issued was $10.63 per share.

        On February 16, 2005, we granted employee stock options for approximately 4.9 million shares of common stock at an exercise price of $10.52 per share, the closing price of our common stock on that date, and we also granted approximately 1.8 million restricted stock units. The estimated fair value of the options granted was $3.81 per share, and the fair value of the restricted stock units issued was $10.52 per share. Both the options and the restricted stock units vest one-third on each of the first three anniversary dates of the grant.

        On October 28, 2004, we granted 97,560 shares of restricted stock units to non-employee directors. Non-employee directors are granted restricted stock units upon joining our board of directors and annually thereafter. These restricted stock units vest over three years, but will fully vest upon the director's termination of service. Regardless of vested status, settlement of the restricted stock units will not occur until the director's termination of service to the board. Prior to August 4, 2004, non-employee directors received options for 18,000 shares per year and options for 36,000 shares upon joining the board of directors. Those awards have an exercise price equal to the fair market value of the shares on the date of the grant. At the recommendation of independent compensation consultants retained by the compensation committee of our board of directors, the options granted vested immediately upon issuance and expire 10 years after the date of the grant.

        On March 4, 2004, we granted 93,867 restricted stock units and options for 469,333 shares of stock to Trevor Fetter. The options were granted at an exercise price of $12.02 per share, the closing price of our common stock on that date. The estimated fair value of the options granted and the fair value of the restricted stock units issued were $5.55 per share and $12.02 per share, respectively.

        On March 3, 2004, we granted employee stock options for 4.3 million shares of common stock at an exercise price of $12.01 per share, the closing price of our common stock on that date, and we also granted 916,222 restricted stock units. The estimated fair value of the options granted and the fair value of the restricted stock units issued were $5.08 per share and $12.01 per share, respectively. Both the options and the restricted stock units vest one-third on each of the first three anniversary dates of the grant. Also in March 2004, the compensation committee of our board of directors eliminated the stock price performance requirements that had been attached to the option grants previously distributed in December 2002. Those options are now fully exercisable as soon as they vest without reference to our current stock price.

        In November 2003, we granted 945,268 restricted stock units to 418 key hospital employees. These restricted stock units vest one-third on each of the first three anniversary dates of the grant. The closing price of our common stock on the date of the grant was $12.70, thus the aggregate value of the grant, before considering future forfeitures, was approximately $12 million, and will be amortized ratably over the 36 months following the grant date.

        In January 2003, we issued 200,000 shares of restricted (non-vested) stock to Trevor Fetter. The stock vests on the second, third and fourth anniversary dates of the grant provided that Mr. Fetter is still employed by us and continues to hold 100,000 shares of our common stock purchased by him as a condition of the issuance of the restricted stock. The aggregate market value of the restricted stock at the date of issuance was $3.7 million based on the closing price of our common stock on that date. The restricted stock has been recorded as deferred compensation in additional paid-in capital, a component of shareholders' equity, that is adjusted periodically based on changes in our stock price, and is being amortized over the 48-month vesting period. In connection with Mr. Fetter being named our chief executive officer in September 2003, Mr. Fetter was granted options for 350,000 shares of common stock at an exercise price of $14.98 per share, the closing price of our stock on the date of grant. The estimated fair value of those options at the date of grant was $8.12 per share. Those options vest ratably on each of the first three anniversaries of the date of grant.

        The following table summarizes information about our outstanding stock options at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$6.25 to $10.16	129,149	2.7 years	$7.64	115,816	$7.63
$10.17 to $20.34	25,420,339	5.4 years	14.54	17,461,249	16.06
$20.35 to $30.50	9,266,246	4.5 years	27.75	9,266,246	27.75
$30.51 to $40.67	5,062,938	4.5 years	40.35	5,062,938	40.35
$40.68 to $50.84	85,350	4.3 years	46.79	85,350	46.79

	39,964,022	5.1 years	$20.92	31,991,599	$23.34

        As of December 31, 2005, approximately 39% of our outstanding options were held by current employees and approximately 61% were held by former employees. Approximately 0.2% of our outstanding options were in-the-money, that is, they had an exercise price less than the $7.66 market price of our common stock on December 31, 2005, and approximately 99.8% were out-of-the-money, that is, they had an exercise price of more than $7.66, as shown in the table below:

	In-the-Money Options		Out-of-the-Money Options		All Options
	Outstanding	% of Total	Outstanding	% of Total	Outstanding	% of Total
Current employees	57,766	90.6%	15,144,091	38.0%	15,201,857	38.0%
Former employees	6,000	9.4%	24,756,165	62.0%	24,762,165	62.0%

Totals	63,766	100.0%	39,900,256	100.0%	39,964,022	100.0%

% of all outstanding options	0.2%		99.8%		100.0%

        The reconciliation below shows the changes to our stock option plans for the years ended December 31, 2005, 2004 and 2003:

	Outstanding at Beginning of Period	Granted	Exercised	Exchanged or Forfeited	Outstanding at End of Period	Options Exercisable
December 31, 2005
Shares	48,609,766	5,895,492	(1,199,670)	(13,341,566)	39,964,022	31,991,599
Weighted average exercise price	$23.13	$10.60	$9.70	$26.07	$20.92	$23.34
December 31, 2004
Shares	46,506,512	4,521,151	(235,688)	(2,182,209)	48,609,766	40,659,066
Weighted average exercise price	$24.22	$11.98	$10.74	$24.66	$23.13	$24.74
December 31, 2003
Shares	47,512,933	1,565,067	(525,920)	(2,045,568)	46,506,512	32,985,648
Weighted average exercise price	$24.53	$15.47	$9.95	$28.39	$24.22	$24.85

        The estimated fair values of options we granted in the years ended December 31, 2005, 2004 and 2003 were $3.92, $5.07 and $7.65, respectively. These were calculated, as of the date of each grant, using a Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31
	2005	2004	2003
Expected volatility	40.0%	47.5%	48.9%
Risk-free interest rates	3.7%	2.8%	3.2%
Expected lives, in years	4.2	4.5	5.9
Expected dividend yield	0.0%	0.0%	0.0%

        Expected volatility is derived using daily data drawn from five to seven years preceding the date of grant. The risk-free interest rates are based on the approximate yield on five-year, seven-year and 10-year United States Treasury Bonds as of the date of grant. The expected lives are estimates of the number of years the options will be held before they are exercised. The valuation model was not adjusted for non-transferability, risk of forfeiture or the vesting restrictions of the options—all of which would reduce the value if factored into the calculation.

        In March 2003, our board of directors approved a change in accounting for stock options granted to employees and directors from the intrinsic-value method to the fair-value method recommended by SFAS 123, effective for the year ended December 31, 2003.

        During the years ended December 31, 2005, 2004 and 2003, we recorded total stock compensation expense of $52 million, $111 million and $176 million, respectively, including $4 million, $10 million and $36 million for stock option modification costs related to terminated employees, which are recorded in restructuring charges. The table below shows the stock option and restricted stock unit grants and other awards, in order of monetary significance, that comprise the $52 million of stock-based compensation expense recorded in the year ended December 31, 2005. Compensation cost is measured by the fair value of the options on their grant dates and is recognized over the vesting periods of the grants, whether or not the options had any intrinsic value during the period.

Grant Date	Awards Expected to Vest	Exercise Price per Share		Fair Value per Share at Grant Date		Stock-Based Compensation Expense for Year ended December 31, 2005
	(In Thousands)					(In Millions)
Stock Options:
December 10, 2002	6,796	$17.56		$8.80		$18
March 3, 2004	4,337	12.01		5.08		6
February 16, 2005	4,955	10.52		3.81		6
November 7, 2002	450	27.95		13.20		2
Other grants, from March 2, 2002 to December 31, 2005	2,741	16.19		8.00		4
Restricted Stock Units:
February 16, 2005	1,791	10.52		10.52		5
July 1, 2005	2,143	10.39	(1)	10.39	(1)	4
November 5, 2003	668	12.70		12.70		2
March 3, 2004	790	12.01		12.01		3
Other grants, from July 19, 2004 to December 31, 2005	247	10.76		10.76		1
Employee stock purchase plan and other elements of stock-based compensation						1

						$52

(1)
These restricted units were issued in exchange for stock options as discussed above.

        Prior to our shareholders approving the 2001 Stock Incentive Plan, we granted stock-based awards to our directors and employees pursuant to other plans. Stock options remain outstanding under those other plans, but no additional stock-based awards will be granted under them. No performance-based incentive stock awards have been granted since fiscal 1994.

        Pursuant to the terms of our stock-based compensation plans, awards granted under the plans vest and may be exercised as determined by the compensation committee of our board of directors. In the event of a change in control, the compensation committee may, at its sole discretion, without obtaining shareholder approval, accelerate the vesting or performance periods of the awards.

NOTE 9.    EMPLOYEE STOCK PURCHASE PLAN

        We have an employee stock purchase plan under which we are authorized to issue up to 14,250,000 shares of common stock to our eligible employees. As of December 31, 2005, there were approximately 1,994,000 shares available for issuance under the plan. Under the terms of the plan, eligible employees may elect to have between 1% and 10% of their base earnings withheld each quarter to purchase shares of our common stock. Shares are purchased on the last day of the quarter at a price equal to 95% of the closing price on the last day of the quarter. Prior to July 1, 2004, shares were purchased at a price equal to 85% of either the closing price on the first day of the quarter or the closing price on the last day of the quarter, whichever was lower. The plan requires a one-year holding period for all shares issued. The holding period does not apply upon termination of employment. Under the plan, no individual may purchase, in any year, shares with a fair market value in excess of $25,000. This plan is currently not considered to be compensatory under SFAS 123.

        Under the plan, we sold the following numbers of shares in the years ended December 31, 2005, 2004 and 2003:

	Years ended December 31
	2005	2004	2003
Number of shares	782,603	1,876,494	2,714,472
Weighted average price	$10.87	$10.33	$11.71

NOTE 10.    SELECTED BALANCE SHEET DETAILS

        The principal components of other current assets are shown in the table below:

	December 31
	2005	2004
Other receivables, net	$200	$192
Prepaid expenses and other current items	97	128

Other current assets	$297	$320

        The principal components of property and equipment are shown in the table below:

	December 31
	2005	2004
Land	$401	$397
Buildings and improvements	3,868	4,127
Construction in progress	360	323
Equipment	2,573	2,547

	7,202	7,394
Accumulated depreciation and amortization	(2,582)	(2,574)

Net property and equipment	$4,620	$4,820

        Property and equipment is stated at cost, less accumulated depreciation and amortization and impairment write-downs related to assets held and used.

NOTE 11.    OTHER INTANGIBLE ASSETS

        The following table provides information regarding other intangible assets, which are included in the Consolidated Balance Sheets as of December 31, 2005 and 2004:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
As of December 31, 2005:
Capitalized software costs	$315	$128	$187
Long-term debt issue costs	41	6	35
Intangible assets related to retirement benefit plans	12	—	12
Operating licenses and trademarks	5	—	5
Other	2	—	2

Total	$375	$134	$241

As of December 31, 2004:
Capitalized software costs	$236	$99	$137
Long-term debt issue costs	27	2	25
Operating licenses and trademarks	5	—	5
Other	2	—	2

Total	$270	$101	$169

        Estimated future amortization of intangibles with definite useful lives as of December 31, 2005 is as follows:

		Years Ending December 31
							Later Years
	Total	2006	2007	2008	2009	2010
Amortization of intangible assets	$222	$31	$26	$22	$19	$18	$106

        In connection with our annual impairment review, in the fourth quarter of 2004, we recorded a $25 million impairment charge related to an intangible asset with an indefinite useful life at one of our general hospitals in order to write down the carrying amount of the asset to its estimated fair value. This determination was based on the hospital's operating results and a review of the near-term and long-term prospects of the hospital.

NOTE 12.    INVESTMENTS

        The principal components of investments and other assets in our Consolidated Balance Sheets are as follows:

	December 31
	2005	2004
Collateralized bonds(1)	$99	$103
Marketable debt securities(2)	91	—
Equity investments in unconsolidated health care entities(3)	49	46
Other	2	5

Total investments	241	155
Cash surrender value of life insurance policies	64	53
Long-term deposits	38	50
Land held for expansion, long-term receivables and other assets	37	39

Investments and other assets	$380	$296

(1)
The collateralized bonds were issued by a local hospital authority from which we lease and operate two hospitals in Dallas, Texas. Of the $99 million at December 31, 2005, $4 million matures in 2006, $31 million matures in 2007 and $64 million matures in 2010.
(2)
In 2005, the investment strategy for our captive insurance portfolios was changed from a total return concept to a liability matching concept, and a new investment manager was hired. The intent of the new strategy will be to generally hold securities purchased on behalf of the portfolios until maturity, unless cash requirements dictate otherwise. As a result, the classification of the portfolios has been changed from current to long-term investments, but such portfolios are considered available for sale.
(3)
Equity earnings of unconsolidated affiliates is included in net operating revenues in the Consolidated Statements of Operations and was $11 million, $15 million and $16 million in the years ended December 31, 2005, 2004 and 2003, respectively.

        Our policy is to classify investments that may be needed for cash requirements as "available for sale." In doing so, the carrying values of the shares and debt instruments are adjusted at the end of each accounting period to their market values. This is done through a credit or charge to other comprehensive income (loss), net of taxes. There was no material accumulated unrealized gain (loss) on these investments at December 31, 2005 or 2004.

NOTE 13.    OTHER COMPREHENSIVE INCOME (LOSS)

        Our accumulated other comprehensive loss is comprised of the following:

	Year Ended December 31
	2005	2004
Unamortized realized losses from interest rate lock derivatives	$(13)	$(15)
Additional minimum liabilities for supplemental executive retirement plans	(28)	—
Cumulative foreign currency translation adjustment	2	2

Accumulated other comprehensive loss	$(39)	$(13)

        The table below shows the tax effect allocated to each component of other comprehensive income (loss) for the years ended December 31, 2004 and 2003. The components of accumulated other comprehensive loss have no tax effect in 2005 due to the recording of a deferred tax asset valuation allowance in the fourth quarter of 2004.

	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Year ended December 31, 2005
Additional minimum liabilities for supplemental executive retirement plans	$(28)	$—	$(28)
Less: reclassification adjustment for realized losses included in net loss	2	—	2

	$(26)	$—	$(26)

Year ended December 31, 2004
Foreign currency translation adjustment	$(5)	$2	$(3)
Less: reclassification adjustment for realized gains included in net loss	(3)	1	(2)

	$(8)	$3	$(5)

Year ended December 31, 2003
Foreign currency translation adjustment	$10	$(3)	$7
Losses on derivatives designated and qualifying as cash flow hedges	(2)	—	(2)
Unrealized losses on securities held as available-for-sale	(1)	—	(1)
Less: reclassification adjustment for realized losses included in net loss	4	(1)	3

	$11	$(4)	$7

NOTE 14.    PROFESSIONAL AND GENERAL LIABILITY INSURANCE

        At December 31, 2005, the current and long-term professional and general liability reserves on our balance sheet were approximately $739 million. These reserves include the reserves recorded by our captive insurance subsidiaries and self-insured retention reserves based on actuarial estimates for the portion of our professional and general liability risks, including incurred but not reported claims, for which we do not have insurance coverage. We estimated the reserves for losses and related expenses using expected loss-reporting patterns discounted to their present value under a risk-free rate approach using a Federal Reserve seven-year maturity composite rate of 4.15% at December 31, 2005 compared to the Federal Reserve 10-year rate maturity composite rate of 4.0% we used at December 31, 2004.

        Self-insured retentions are determined for each claim period based on the following insurance policies in effect:

  •
  Policy period June 1, 2005 through May 31, 2006—Our hospitals' generally have a self-insurance retention per occurrence of $2 million for losses incurred during this policy period. Our captive insurance company, The Healthcare Insurance Corporation, has a self-insured retention of $13 million per occurrence. Claims in excess of $15 million per occurrence are reinsured, and The Healthcare Insurance Corporation bears 2.5% of the first $10 million of reinsurance claims. Claims in excess of $25 million are covered by our excess professional and general liability insurance policies from major independent insurance companies, on a claims-made basis, subject to an aggregate limit of $275 million.

  •
  Policy period June 1, 2004 through May 31, 2005—Our hospitals' generally have a self-insurance retention per occurrence of $2 million for losses incurred during this policy period. Our captive insurance company, The Healthcare Insurance Corporation, has a self-insured retention of $13 million per occurrence. Claims in excess of $15 million per occurrence are reinsured, and The Healthcare Insurance Corporation bears 17.5% of the first $10 million of reinsurance claims. Claims in excess of $25 million are covered by our excess professional and general liability insurance policies from major independent insurance companies, on a claims-made basis, subject to an aggregate limit of $275 million.

  •
  Policy period June 1, 2003 through May 31, 2004—Our hospitals' generally have a self-insurance retention per occurrence of $2 million for losses incurred during this policy period. Our captive insurance company, The Healthcare Insurance Corporation, has a self-insured retention of $13 million per occurrence. Claims in excess of $15 million per occurrence are reinsured up to $25 million. Claims in excess of $25 million are covered by our excess professional and general liability insurance policies from major independent insurance companies, on a claims-made basis, subject to an aggregate limit of $275 million.

  •
  Policy periods prior to June 1, 2003—Our hospitals' self-insured retentions were generally $1 million to $2 million per occurrence. Our wholly owned insurance subsidiaries, Hospital Underwriting Group and The Healthcare Insurance Corporation, had self-insured retentions of $2 million and $3 million, respectively, per occurrence subject to a $50 million aggregate limit on Hospital Underwriting Group's policy periods prior to June 1, 2002. Claims in excess of these aggregate self-insured retentions per occurrence of $3 million and $5 million, respectively, are reinsured with major independent insurance companies up to $25 million. Claims in excess of $25 million are generally covered by our excess professional and general liability insurance policies, on a claims-made basis, subject to aggregate limits.

        If the $50 million aggregate limit on the Hospital Underwriting Group policy is exhausted in any policy period, we will be responsible for the first $25 million per occurrence of any claim before the excess professional and general liability insurance policy would apply. If the aggregate limit of any of our excess professional and general liability policies is paid, in whole or in part, it could deplete or reduce the excess limits available to pay any other material claims applicable to that policy period.

        We have sought recovery under our excess professional and general liability insurance policies for up to $275 million of our $395 million settlement, in December 2004, of the patient litigation related to Redding Medical Center, but our insurance carriers have raised objections to coverage under our policies. We are pursuing all means available against the insurance carriers in seeking coverage, including, where permitted, filing arbitration demands. If our policy aggregate limitations should be partially or fully exhausted in the future, our financial position, results of operations or cash flows could be materially adversely affected. Based on our actuarial review, we have provided for losses that exceed our self-insured retentions and, for the policy periods ended May 31, 2001 and 2002, are estimated to exceed the amount covered by Hospital Underwriting Group. Any losses not covered by or in excess of the amounts maintained under insurance policies will be funded from our working capital.

        Included in other operating expenses in the accompanying Consolidated Statements of Operations is malpractice expense of $228 million, $254 million and $239 million for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 15.    CLAIMS AND LAWSUITS

        During the past several years, we have been subject to a significant number of claims and lawsuits. Several of these matters were resolved in 2005 and 2004, and some have recently been resolved, as described below and in Part I, Item 3, Legal Proceedings, of this report. Also during the past several years, we became the subject of federal and state agencies' civil and criminal investigations and enforcement efforts, and received subpoenas and other requests from those agencies for information relating to a variety of subjects. While we cannot predict the likelihood of future claims or inquiries, we expect that new matters may be initiated against us from time to time.

        The results of claims, lawsuits and investigations cannot be predicted, and it is possible that the ultimate resolution of these matters, individually or in the aggregate, may have a material adverse effect on our business (both in the near and long term), financial position, results of operations or cash flows. Although we defend ourselves vigorously against claims and lawsuits and cooperate with investigations, these matters (1) could require us to pay substantial damages or amounts in judgments or settlements, which individually or in the aggregate could exceed amounts, if any, that may be recovered under our insurance policies where coverage applies and is available, (2) cause us to incur substantial expenses, (3) require significant time and attention from our management, and (4) could cause us to close or sell hospitals or otherwise modify the way we conduct business.

        Where specific amounts are sought in any pending legal proceeding, those amounts are disclosed. For all other matters, where the possible loss or range of loss is reasonably estimable, an estimate is provided. Where no estimate is provided, the possible amount of loss is not reasonably estimable at this time. We presently cannot determine the ultimate resolution of all investigations and lawsuits.

        Currently pending legal proceedings and investigations that are not in the ordinary course of business are principally related to the subject matters set forth below:

1.
Physician Relationships—We and certain of our subsidiaries are under heightened scrutiny with respect to our hospitals' relationships with physicians. We believe that all aspects of our relationships with physicians are potentially under review. Proceedings in this area may be criminal, civil or both. After a federal grand jury indictment, Alvarado Hospital Medical Center, Inc. and Tenet HealthSystem Hospitals, Inc. (both Tenet subsidiaries) were put on trial in San Diego, California for allegedly illegal use of physician relocation, recruitment and consulting agreements.

  The trial judge declared a mistrial in the case after the members of the jury indicated that they were unable to reach a verdict, and he subsequently scheduled a second trial, which commenced on May 3, 2005. Jury deliberations in the case began in mid-November 2005 and, as of March 8, 2006, were still ongoing. Relocation agreements with physicians also are the subject of a criminal investigation by the U.S. Attorney's Office for the Central District of California, which served us and several of our subsidiaries with administrative subpoenas seeking documents related to physician relocation agreements at certain Southern California hospitals currently or formerly owned by our subsidiaries, as well as summary information about physician relocation agreements related to all of our hospital subsidiaries. In addition, physician relationships and other matters at several hospitals in Southern California, El Paso, Texas, New Orleans, Louisiana, St. Louis, Missouri and Memphis, Tennessee are the subject of ongoing federal investigations. We are also defending a qui tam action in Texas that alleges violations of the federal False Claims Act by our hospitals in El Paso arising out of: (1) alleged violations of the federal Anti-kickback Statute in connection with certain unspecified financial arrangements with physicians; and (2) the alleged manipulation of the hospitals' charges in order to increase outlier payments.

  On February 21, 2006, we announced that we had reached a broad agreement with the Attorney General of the State of Florida to settle several matters, including a Florida Medicaid Fraud Control Unit ("FMFCU") investigation into our Florida hospitals' relationships with physicians, physician assistants, therapists and management companies, as well as coding at our Florida hospitals. As part of the settlement, we will pay a total of $7 million, which we recorded as a charge in the quarter ended December 31, 2005.

2.
Pricing—We and certain of our subsidiaries are currently subject to government investigations and civil lawsuits arising out of pricing strategies at facilities owned or formerly owned by our subsidiaries. In that regard, federal government agencies are investigating whether outlier payments made to certain hospitals owned or formerly owned by our subsidiaries were paid in accordance with Medicare laws and regulations, and whether we omitted material facts concerning our outlier revenue from our public filings. Also, we have been named as a defendant in a civil case in federal district court in Miami filed as a purported class action by Boca Raton Community Hospital, principally alleging that Tenet's past pricing policies and receipt of Medicare outlier payments violated the federal Racketeer Influenced and Corrupt Organizations (RICO) Act, causing harm to the plaintiffs. On February 21, 2006, we announced that we had reached a broad agreement to settle, along with the FMFCU investigation described above and the investigation of Florida Medical Center discussed below, a similar civil RICO action filed by the Florida Attorney General and 13 Florida county hospital districts, health care systems and non-profit corporations. As stated above, as part of the settlement of all three of these matters, we will pay a total of $7 million, which we recorded as a charge in the quarter ended December 31, 2005.

  In addition, plaintiffs in California, Tennessee, Louisiana, Florida, South Carolina, Pennsylvania, Texas, Missouri and Alabama have brought class action lawsuits against us and certain of our subsidiaries in courts in those states alleging that they paid unlawful or unfair prices for prescription drugs or medical products or procedures at hospitals or other medical facilities currently or formerly operated by our subsidiaries. In March 2005, we announced a nationwide settlement of these cases and, in connection with the California action, on August 8, 2005, we received final court approval of the settlement. The settlement has two primary components: (1) injunctive relief governing our conduct prospectively for a period of four years; and (2) retrospective relief, including restitution and discounting of outstanding unpaid bills, for covered patients who were treated at our hospitals during the settlement class period (June 15, 1999 to December 31, 2004). We have also agreed to make a $4 million charitable contribution to a health-care-related charity specified by plaintiffs' counsel. As part of the settlement, we have made no admission of wrongdoing and we continue to deny the allegations made by plaintiffs in these actions. A notice of appeal of the judgment approving the settlement was filed in the California Court of Appeal by objectors to the settlement. However, in connection with our agreement in principle, on February 28, 2006, to settle two related pricing cases in South Carolina, the objectors to the nationwide settlement have agreed to withdraw their notice of appeal of the judgment approving the nationwide settlement. Once the notice of appeal is withdrawn, the nationwide settlement will become effective. Once the nationwide settlement becomes effective, we expect the similar actions in the other states to be dismissed to the extent that the claims in those cases fall within the scope of the release provided in the settlement. At December 31, 2005, we had an accrual of $30 million, recorded in 2004, as an estimated liability to address the potential resolution of these cases.

3.
Securities and Shareholder Matters—On January 12, 2006, we announced that we had reached agreements in principle to settle the federal securities class action and shareholder derivative litigation entitled In Re Tenet Healthcare Corporation Securities Litigation and In Re Tenet Healthcare Corporation Derivative Litigation, which are pending in U.S. District Court in Los Angeles and California Superior Court in Santa Barbara, respectively. If approved by the courts, the agreements would settle these matters. The Company has agreed to pay $215 million in cash to settle the securities class action. The funds will be disbursed to certain purchasers of Tenet securities according to a distribution plan to be devised and approved by the federal court. We expect that our directors' and officers' insurance will contribute approximately $75 million toward our total cost. Taking into account the insurance contribution, the net cost of the settlement to Tenet, without regard to an award of attorneys' fees in the shareholder derivative litigation, should be approximately $140 million, which we recorded as a charge in the quarter ended December 31, 2005. The parties to the settlements anticipate that the federal derivative litigation now pending in U.S. District Court in Los Angeles will be dismissed if the state court in Santa Barbara approves the settlement of the state derivative litigation.

  In addition, the SEC is conducting a formal investigation of whether the disclosures in our financial reports relating to Medicare outlier reimbursements and stop-loss payments under managed care contracts were misleading or otherwise inadequate, and whether there was any improper trading in our securities by certain of our current and former directors and officers. The SEC served a series of document requests and subpoenas for testimony on the Company, certain of our current and former employees, officers and directors, and our independent registered public accounting firm. On April 27, 2005, we announced that we had received a "Wells Notice" from the staff of the SEC in connection with this investigation, and that we had been informed that Wells Notices had also been issued to certain former senior executives of the Company who left their positions in 2002 and 2003. A Wells Notice indicates that the SEC's staff intends to recommend that the agency bring a civil enforcement action against the recipients for possible violations of federal securities laws. Recipients of Wells Notices have the opportunity to respond before the SEC's staff makes its formal recommendation on whether any action should be brought. We submitted a response on May 13, 2005.

  As previously disclosed, the SEC is also investigating allegations made by a former employee that inappropriate contractual allowances for managed care contracts may have been established at three California hospitals through at least fiscal year 2001. At the request of the audit committee of our board of directors, the board's independent outside counsel, Debevoise & Plimpton LLP ("Debevoise"), conducted an investigation of these allegations utilizing the forensic accounting services of Huron Consulting Group ("Huron"). This investigation was expanded and included determining whether similar issues might have affected other Tenet hospitals during the periods mentioned in the allegations and any other pertinent periods. Debevoise and Huron have completed their investigation and presented the results of their findings to the audit committee. Based on these findings, the audit committee determined that it would be necessary to restate our previously reported financial statements as described in Note 2. We are continuing to cooperate with the SEC with respect to its investigation, including responding to subsequent requests for voluntary production of documents, as well as a subpoena request for documents dated October 6, 2005, and have provided regular updates to the SEC as to the progress of the investigation.

4.
Redding Medical Center, Inc.—We recently agreed to settle a qui tam action brought under California Insurance Code Section 1871.7 et seq. Both the California Department of Insurance and the District Attorney of Shasta County, California declined to intervene in the action. Plaintiffs generally alleged that false claims for payments were made to private insurers for allegedly medically unnecessary procedures performed at Redding Medical Center (of which we sold certain hospital assets in July 2004), and also asserted a cause of action for "aiding and conspiring." We denied all material allegations and set forth numerous affirmative defenses. In November 2005, we agreed that the Tenet subsidiary that previously owned and operated Redding Medical Center would make a payment of $1 million to settle our portion of this case (which we recorded in the quarter ended December 31, 2005), in exchange for which plaintiffs have agreed to dismiss the entire action, including on behalf of the State of California, with prejudice and to release us from any and all claims relating to the action. As part of the settlement, we have made no admission of wrongdoing, and we continue to deny the allegations made by plaintiffs in this action. The action will be dismissed following execution of the settlement and release agreement and payment of the settlement.

5.
Medicare Coding—The Medicare coding practices at hospitals owned or formerly owned by our subsidiaries are also under increased scrutiny. The federal government in January 2003 filed a civil lawsuit against us and certain of our subsidiaries relating to hospital billings to Medicare for inpatient stays reimbursed pursuant to four particular diagnosis-related groups. The government in this lawsuit has alleged violations of the False Claims Act and various common law claims. Discovery is ongoing, and trials relating to the original complaint and two additional related complaints are set to begin March 6, 2007. At December 31, 2005, we had an accrual of $34 million, recorded in prior years, for this matter.

  In addition, we are cooperating with an investigation by the U.S. Attorney's Office for the Central District of California into coding, billing and cost reporting relating to the Comprehensive Cancer Center at our Desert Regional Medical Center.

6.
Other Matters

(a)
On October 27, 2003, David L. Dennis, our former chief financial officer and chief corporate officer, filed a demand for arbitration alleging that he was entitled to payments under a severance benefit plan that our board of directors adopted in January 2003. We contended that the severance benefit plan did not apply to Mr. Dennis, who resigned in November 2002.

    On February 28, 2006, Mr. Dennis withdrew his arbitration demand with prejudice, which brought an end to this matter.

  (b)
  On June 24, 2005, Thomas B. Mackey, our former chief operating officer, filed a demand for arbitration with the American Arbitration Association alleging that he is entitled to a lump sum payment under Tenet's Supplemental Executive Retirement Plan (SERP). The arbitration demand was brought against Tenet Healthcare Corporation Pension Administration Committee, Tenet Healthcare Corporation Supplemental Executive Retirement Plan, and Tenet Healthcare Corporation. We contend that the Pension Administration Committee properly denied Mr. Mackey's claim for a lump sum payment. Mr. Mackey is seeking approximately $7.8 million, less monthly payments made to date under the SERP, and attorneys' fees. Discovery has commenced, and the arbitrator has set March 30, 2006 as the date a hearing in this matter will begin.

  (c)
  On September 28, 2004, the court granted our petition to coordinate two pending wage and hour lawsuits in Los Angeles Superior Court in California. We will now be defending in a single court this proposed class action lawsuit alleging that our hospitals violated certain provisions of the California Labor Code and applicable California Industrial Welfare Commission Wage Orders with respect to (1) meal breaks, (2) rest periods, (3) the payment of compensation for meal breaks and rest periods not taken, (4) the payment of compensation and appropriate premiums for overtime (including the California Differential payments described below), (5) "rounding off" practices for time entries on timekeeping records and (6) the information shown on pay stubs. Plaintiffs are seeking back pay, statutory penalties and attorneys' fees, and seek to certify this action on behalf of virtually all nonexempt employees of our California subsidiaries. We contend that certification of a class in the action is not appropriate because our uniform policies comply with the applicable Labor Code and Wage Orders. In addition, we contend that each of these claims must be addressed individually based on its particular facts and, therefore, should not be subject to class certification.

  Two other proposed class actions pending in Southern California involve allegations regarding unpaid overtime. The lawsuits allege that our pay practices since 2000 for California-based 12-hour shift employees violate California overtime laws by virtue of the alleged failure to include certain payments known as Flexible (or California) Differential payments in the regular rate of pay that is used to calculate overtime pay. These payments are made to 12-hour shift employees when they do not work a shift that is exactly 12 hours. We contend that these differential payments need only be included in the regular rate of pay when they actually are paid (as opposed to merely being potentially payable), and that they always are included in the regular rate calculation in these circumstances. Plaintiffs in both cases are seeking back pay, statutory penalties and attorneys' fees.

  (d)
  We are cooperating with an investigation by the U.S. Attorney's Office in New Orleans, Louisiana of Peoples Health Network ("PHN"), an unconsolidated New Orleans health plan management services provider in which one of our subsidiaries holds a 50% membership interest, and Memorial Medical Center, a New Orleans hospital owned by one of our subsidiaries. Subpoenas issued to PHN in 2003 sought various PHN-related corporate records, as well as information on patients who were admitted to a rehabilitation unit and members for whom inpatient rehabilitation services were ordered, recommended or requested, and subsequently denied. The subpoenas also sought documents related to payments to and contractual matters concerning physicians and others, third-party reviews of denials of services and certain medical staff committees and other medical staff entities. A subpoena issued to PHN in September 2004 sought various documents, including medical policies and practice guidelines, and an additional subpoena issued to PHN in April 2005 sought documents related to PHN's appeal and grievance policies and member disenrollment, as well as information on PHN members who were admitted to a long-term acute care facility. We continue to provide certain information as requested by the government.

  (e)
  We were notified in mid-2004 that subpoenas had been issued to the buyer of two of our former hospitals, Twin Rivers Regional Medical Center in Missouri and John W. Harton Regional Medical Center in Tennessee. We retained certain liabilities in connection with the sale of these hospitals in November 2003. The Twin Rivers subpoena sought documents for the period from 1999 through 2003 pertaining to a number of cardiac care patients. The Harton subpoena sought a variety of documents, primarily financial, for the period from June 2000 through 2003. In addition, we are cooperating with voluntary requests from the U.S. Attorney's Office in St. Louis, Missouri seeking, among other things, documents regarding physician relocation agreements at four St. Louis area hospitals—two of which we no longer own—as well as Twin Rivers. The voluntary requests also seek additional information regarding certain admissions and medical procedures at Twin Rivers.

  (f)
  In May 2003, the Internal Revenue Service completed an examination of our federal income tax returns for fiscal years ended May 31, 1995, 1996 and 1997 and issued a Revenue Agent's Report in which it proposed to assess an aggregate tax deficiency for the three-year audit period of $157 million plus interest. During 2005, we recorded adjustments of $41 million ($38 million in continuing operations and $3 million in discontinued operations) to reduce our estimated liability for interest related to audit contingencies as a result of the resolution of several disputed issues. Among these issues was a disputed adjustment with respect to the timing of the recognition of income for tax purposes pertaining to Medicare and Medicaid net revenues, which we resolved by agreeing to spread the impact of the disputed adjustment over fiscal years ended May 31, 1995 through May 31, 2002. During the third quarter of 2005, we paid approximately $8 million of tax and interest to settle the issues that are no longer in dispute.

  After the settlement, the tax liability that remains in dispute for fiscal years ended May 31, 1995, 1996 and 1997 is approximately $67 million, for which the Internal Revenue Service issued a statutory notice of tax deficiency in the fourth quarter of 2005. We intend to contest the tax deficiency notice through formal litigation in Tax Court. Interest expense (approximately $69 million through December 31, 2005, before any federal or state tax benefit) will continue to accrue until the case is resolved. The principal issues that remain in dispute include the deductibility of a portion of the civil settlement we paid to the federal government in 1994 related to our discontinued psychiatric hospital business and the computation of depreciation expense with respect to certain capital expenditures incurred during the foregoing fiscal years. We presently cannot determine the ultimate resolution of the remaining disputed items. We have fully provided for all tax exposures, including interest, related to those disputed items.

  The Internal Revenue Service has commenced an examination of our tax returns for fiscal years ended May 31, 1998 through the seven-month transition period ended December 31, 2002. We presently cannot determine the ultimate resolution of this examination. We have provided for all tax matters, including interest, related to all periods ended after May 31, 1997.

  (g)
  On March 1, 2005, we received a voluntary request for documents from the Florida Attorney General's Medicaid Fraud Control Unit office in Ft. Lauderdale seeking medical records and billing information for certain Medicaid patients admitted to the psychiatric unit of our Florida Medical Center hospital in Ft. Lauderdale from January 2004 through February 2005, as well as certain information concerning patients admitted to the hospital under the Baker Act, a Florida state law that governs the involuntary admission of psychiatric patients to a hospital. On February 21, 2006, we announced that we had reached a broad agreement with the Florida Attorney General to settle this matter, along with the Florida Medicaid investigation and the Florida Attorney General's civil RICO action described above. As stated above, as part of the settlement of all three of these matters, we will pay a total of $7 million, which we recorded as a charge in the quarter ended December 31, 2005.

  (h)
  In connection with an investigation into patient deaths that occurred at various hospitals and nursing homes following Hurricane Katrina, the Louisiana Attorney General's Office is conducting a review of events that occurred during the hurricane at two Tenet hospitals in New Orleans. The hospitals, Memorial Medical Center and Lindy Boggs Medical Center, have both been closed since September 2, 2005 because of damage from the hurricane. On October 1, 2005, representatives of the Louisiana Attorney General's Office conducted a search of Memorial's campus pursuant to a search warrant issued by an Orleans Parish state judge on September 30, 2005. Certain records and other materials were removed, including materials from an independently owned long-term acute care facility on Memorial's campus, which is managed and operated under separate license by LifeCare Holdings Inc., which is not affiliated with us. The Attorney General's Office also issued subpoenas to Tenet and Memorial requesting documents pertaining to the matters under investigation and events occurring at the hospital during and after the hurricane. In addition, the Attorney General has subpoenaed certain individuals he wishes to question on these matters, including a number of Tenet employees. We are cooperating with the Louisiana Attorney General's Office with respect to this matter.

        In addition to the matters described above, our hospitals are subject to claims and lawsuits in the ordinary course of business. The largest category of these relates to medical malpractice. One recently filed medical malpractice case involves six individuals who claim they are former patients of Memorial Medical Center in New Orleans and who allege, on behalf of themselves and a purported class of other Memorial patients and their family members, damages as a result of injuries sustained during Hurricane Katrina. In addition to disputing the merits of the allegations in the suit, we contend that certification of a class in this action is not appropriate and that each of these cases must be adjudicated independently. We will, therefore, oppose class certification and vigorously defend the hospital in this matter.

        Also, we and our subsidiaries are from time to time engaged in disputes with managed care payers. For the most part, we believe the issues raised in these contract interpretation and rate disputes are commonly encountered by other providers in the health care industry.

        We record reserves for claims and lawsuits when they are probable and reasonably estimable. For matters where the likelihood or extent of a loss is not probable or cannot be reasonably estimated, we have not recognized in the accompanying Consolidated Financial Statements all potential liabilities that may result. If adversely determined, the outcome of some of these matters could have a material adverse effect on our business, liquidity, financial position or results of operations.

        The table below presents reconciliations of the beginning and ending liability balances in connection with legal settlements and related costs recorded during the years ended December 31, 2005, 2004 and 2003:

		Additions charged to:
	Balances at Beginning of Period	Costs of Litigation and Investigations	Other(1)	Cash Payments	Other(2)	Balances at End of Period
Year ended December 31, 2005
Continuing operations	$40	$212	$—	$(56)	$112	$308
Discontinued operations	—	—	5	—	—	5

	$40	$212	$5	$(56)	$112	$313

Year ended December 31, 2004
Continuing operations	$203	$74	$25	$(262)	$—	$40
Discontinued operations	—	395	8	(403)	—	—

	$203	$469	$33	$(665)	$—	$40

Year ended December 31, 2003
Continuing operations	$6	$282	$16	$(101)	$—	$203
Discontinued operations	—	—	—	—	—	—

	$6	$282	$16	$(101)	$—	$203

(1)
Charges are included in other operating expenses in the Consolidated Statements of Operations. The discontinued operations charges were recorded as adjustments to net operating revenues within income (loss) from operations of asset group.
(2)
Other items primarily include the reclassification of reserves established in prior years, including $34 million related to the Medicare coding matter, and the $75 million reduction in the litigation and investigation expense recorded to accrue the estimated minimum liability for securities and shareholder matters, which represents the amount expected to be recovered from our insurance carriers that has been classified as a receivable in other current assets in the Consolidated Balance Sheet as of December 31, 2005.

        For the years ended December 31, 2005, 2004 and 2003, we recorded total costs of $217 million, $502 million and $298 million, respectively, in connection with significant legal proceedings and investigations, including $5 million and $403 million in 2005 and 2004, respectively, that were reflected in discontinued operations. The 2005 expenses consisted primarily of $140 million for the net settlement of securities and derivative lawsuits, $7 million in final settlement of matters related to Redding Medical Center, $7 million to settle the Florida Attorney General matters, and legal and other costs to defend ourselves in other ongoing lawsuits, in particular the Alvarado trial and the SEC investigation. The December 31, 2004 costs include the fourth quarter settlement and payment of the Redding Medical Center patient litigation and a $30 million accrual of an estimated liability to address the potential resolution of a number of civil lawsuits arising out of pricing strategies at facilities owned or formerly owned by our subsidiaries. The December 31, 2003 costs included an award of $163 million for contract damages to a former executive. The award was paid in March 2004 and included in the 2004 cash payments. Also included in 2003 is the $54 million settlement with the United States and the State of California related to Redding Medical Center, which was recorded in June 2003 and paid in August 2003.

NOTE 16.    INCOME TAXES

        The provision for income taxes for the years ended December 31, 2005, 2004 and 2003 consists of the following:

	Years ended December 31
	2005	2004(1)	2003(1)
Current tax expense (benefit):
Federal	$(29)	$(123)	$317
State	4	7	48

	(25)	(116)	365
Deferred tax expense (benefit):
Federal	(28)	383	(561)
State	(34)	19	(78)

	(62)	402	(639)

	$(87)	$286	$(274)

(1)
Tax expense (benefit) for the years ended December 31, 2004 and 2003 has been restated as a result of the adjustments described in Note 2.

        A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying loss from continuing operations before income taxes by the statutory federal income tax rate is shown below:

	Years ended December 31
	2005	2004(1)	2003(1)
Tax provision (benefit) at statutory federal rate of 35%	$(248)	$(568)	$(488)
State income taxes, net of federal income tax benefit	(17)	(19)	(19)
Nondeductible asset impairment charges	—	268	229
Change in valuation allowance	218	586	—
Change in tax contingency reserves, including interest	(27)	14	(8)
Other items	(13)	5	12

	$(87)	$286	$(274)

(1)
Tax expense (benefit) for the years ended December 31, 2004 and 2003 have been restated as a result of the adjustments described in Note 2.

        Income tax benefit in the year ended December 31, 2005 included a net benefit of $27 million reflecting changes in tax contingency reserves, $38 million of which benefit was attributable to federal and state tax contingencies that were resolved during the year, offset by $11 million of interest accrued on the unresolved remaining contingencies. Included in the 2005 benefit of $13 million in other items above is a net benefit of $7 million to adjust the estimated provision for federal and state taxes to actual amounts based on filed tax returns, of which $18 million was recorded in the fourth quarter of 2005.

        Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

The following table discloses those significant components of our deferred tax assets and liabilities, including any valuation allowance:

	December 31, 2005		December 31, 2004
	Assets	Liabilities	Assets(1)	Liabilities(1)
Depreciation and fixed-asset differences	$—	$622	$—	$555
Reserves related to discontinued operations and restructuring charges	31	—	39	—
Receivables (doubtful accounts and adjustments)	151	—	206	—
Accruals for retained insurance risks	365	—	280	—
Intangible assets	38	—	37	—
Other long-term liabilities	46	—	26	—
Benefit plans	169	—	146	—
Other accrued liabilities	113	—	37	—
Investments and other assets	6	—	37	—
Net operating loss carryforwards	429	—	153	—
Stock options	243	—	184	—
Other items	—	11	6	—

	1,591	633	1,151	555
Valuation allowance	(1,063)	—	(789)	—

	$528	$633	$362	$555

(1)
Deferred tax assets and the valuation allowance as of December 31, 2004 have been restated as a result of the adjustments described in Note 2.

        At December 31, 2005, the valuation allowance on our deferred tax assets was $1.063 billion. During 2005, the valuation allowance was increased by $274 million, of which $218 million was recorded in continuing operations, $40 million in discontinued operations, $6 million in cumulative effect of change in accounting principle and $10 million in other comprehensive loss.

        Income tax expense in the year ended December 31, 2004 included the impact of establishing the $789 million valuation allowance for our deferred tax assets during the fourth quarter of 2004. Approximately $586 million of this valuation allowance was recorded as income tax expense in continuing operations and $203 million was recorded as income tax expense in discontinued operations.

        Given the magnitude of our valuation allowance, our future income/losses could result in a significant adjustment to this valuation allowance.

        We assess the realization of our deferred tax assets to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, we determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The main factors that we consider include:

  •
  cumulative losses in recent years;

  •
  income/losses expected in future years;

  •
  unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels;

  •
  the availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits;

  •
  the carryforward period associated with the deferred tax assets and liabilities; and

  •
  prudent and feasible tax-planning strategies.

        Through the third quarter of 2004, we concluded that it was more likely than not that the deferred tax assets were realizable. However, we determined that it was appropriate to record a valuation allowance after considering and weighing all evidence in the fourth quarter of 2004. In making our assessment for the fourth quarter of 2004, our adverse results of operations was a negative factor. In addition, the negative factors of having pre-tax losses for the two consecutive years ended December 31, 2004, and a cumulative pre-tax loss at the end of the three-year period ended December 31, 2004, together with the possibility of losses in early future years, imposed a high standard for compelling objective positive evidence to exist in order to overcome the negative factors indicating that the deferred tax assets may not be realized. We established the valuation allowance as a result of assessing the realization of our deferred tax assets based on the fact that we incurred significant impairment charges, legal settlements and continued adverse results of operations in the fourth quarter of 2004, combined with having a cumulative loss for the three-year period ended December 31, 2004, which is considered "negative evidence" under SFAS 109. We concluded that as a result of this negative evidence, SFAS 109 precludes us from relying upon our forecasts of future income for the purpose of supporting the realization of the deferred tax assets under the more likely than not standard.

        At December 31, 2005, our carryforwards available to offset future taxable income consisted of: (1) federal net operating loss carryforwards of approximately $1.188 billion expiring in 2024 and 2025, (2) approximately $6 million in alternative minimum tax credits with no expiration, and (3) general business credit carryforwards of approximately $10 million expiring in 2023-2025.

        In May 2003, the Internal Revenue Service completed an examination of our federal income tax returns for fiscal years ended May 31, 1995, 1996 and 1997 and issued a Revenue Agent's Report in which it proposed to assess an aggregate tax deficiency for the three-year audit period of $157 million plus interest. During 2005, we recorded adjustments of $41 million ($38 million in continuing operations and $3 million in discontinued operations) to reduce our estimated liability for interest related to audit contingencies as a result of the resolution of several disputed issues. Among these issues was a disputed adjustment with respect to the timing of the recognition of income for tax purposes pertaining to Medicare and Medicaid net revenues, which we resolved by agreeing to spread the impact of the disputed adjustment over fiscal years ended May 31, 1995 through May 31, 2002. As a result of resolving these disputed issues, our tax liability for fiscal years May 31, 1995, 1996 and 1997 has been reduced by $67 million from $157 million to approximately $90 million. Approximately $23 million of the remaining $90 million is attributable to the issues that are no longer in dispute, and approximately $67 million is attributable to issues that are still in dispute. During the third quarter of 2005, we paid approximately $8 million of tax and interest to settle the issues that are no longer in dispute, which was comprised of tax of approximately $23 million plus accrued interest of approximately $15 million, less prior payments of $30 million.

        After the settlement, the tax liability that remains in dispute for fiscal years ended May 31, 1995, 1996 and 1997 is approximately $67 million, for which the Internal Revenue Service issued a statutory notice of tax deficiency in the fourth quarter of 2005. We intend to contest the tax deficiency notice through formal litigation in Tax Court. Interest expense (approximately $69 million through

December 31, 2005, before any federal or state tax benefit) will continue to accrue until the case is resolved. The principal issues that remain in dispute include the deductibility of a portion of the civil settlement we paid to the federal government in 1994 related to our discontinued psychiatric hospital business and the computation of depreciation expense with respect to certain capital expenditures incurred during the foregoing fiscal years. We presently cannot determine the ultimate resolution of the remaining disputed items. We have fully provided for all tax exposures, including interest, related to those disputed items.

        The Internal Revenue Service has commenced an examination of our tax returns for fiscal years ended May 31, 1998 through the seven-month transition period ended December 31, 2002. We presently cannot determine the ultimate resolution of this examination. We have provided for all tax matters, including interest, related to all periods ended after May 31, 1997.

NOTE 17.    EMPLOYEE RETIREMENT PLANS

        Substantially all of our employees, upon qualification, are eligible to participate in a defined contribution 401(k) plan. Under the plan, employees may contribute 1% to 25% of their eligible compensation, and we match such contributions annually up to a maximum percentage for participants actively employed as of December 31. Prior to July 1, 2004, we matched such contributions each pay period. Our contributions to the plan were approximately $84 million, $86 million and $77 million for the years ended December 31, 2005, 2004 and 2003, respectively. Such amounts are reflected in salaries, wages and benefits in the Consolidated Statements of Operations. The increase in 2004 is due to more employees participating in the plan and an increase in the maximum company matching percentage from 3% to 5%. Effective January 1, 2006, we reduced the matching percentage from 5% to 3%.

        Certain of our current and former executives participate in Supplemental Executive Retirement Plans ("SERPs"). The SERPs have been actuarially valued by an independent third party and the expense associated with the SERPs is being accrued and classified as salaries, wages and benefits in the accompanying Consolidated Statements of Operations. During the year ended December 31, 2005, we recorded an additional minimum liability of $40 million, with an offset to intangible assets of $12 million and accumulated other comprehensive income of $28 million, in accordance with the actuarial calculations. As of December 31, 2005, the liability under the SERPs was $249 million, of which $12 million was recorded in other current liabilities and $237 was recorded in other long-term liabilities. There are no plan assets associated with the SERPs.

NOTE 18.    REPURCHASES OF COMMON STOCK

        With authorization from our board of directors to repurchase up to 66,263,100 shares of our common stock, we repurchased, from July 2001 through June 30, 2003, a total of 48,734,599 shares as shown in the following table:

Quarter ended	Number of Shares	Cost	Average Cost per Share
September 30, 2001	5,055,750	$188	$37.15
December 31, 2001	1,500,000	58	38.87
March 31, 2002	7,500,000	296	38.99
June 30, 2002	4,125,000	173	41.70
September 30, 2002	2,791,500	119	42.35
December 31, 2002	15,290,850	381	24.76
March 31, 2003	6,000,000	110	18.28
June 30, 2003	6,471,499	98	15.14

Total	48,734,599	$1,423	$29.21

        The repurchased shares are held as treasury stock. We have not purchased, nor do we intend to purchase, any shares from our directors, officers or employees. We have not made any repurchases of common stock since June 30, 2003. We have issued shares to be held by our benefit plan administrator that are reported as treasury shares until released to our employees as a result of restricted stock unit grants, which entitle employees to receive shares of our common stock in the future.

NOTE 19.    ACQUISITIONS OF FACILITIES

        During the year ended December 31, 2003, our subsidiaries acquired one cancer hospital and certain other health care entities, as shown in the table below:

	Year ended December 31, 2003
Number of hospitals	1	(a)
Number of licensed beds	60
Purchase price information:
Fair value of assets acquired	$19
Liabilities assumed	—

Net assets acquired	19
Other health care entities	20

Net cash paid	$39

Goodwill	$5

(a)
USC Kenneth Norris Jr. Cancer Hospital, which is a 60-bed cancer hospital located on the campus of USC University Hospital.

        On June 1, 2002, we adopted SFAS 142. Under this new accounting standard, goodwill is no longer amortized, but is subject to impairment tests performed at least annually. All of the goodwill related to the above acquisitions is expected to be fully deductible for income tax purposes.

NOTE 20.    LOSS PER COMMON SHARE

        All potentially dilutive securities were excluded from the calculation of diluted loss per share for the years ended December 31, 2005, 2004 and 2003 because we reported a loss from continuing operations in each of those periods. In circumstances where we have a loss from continuing operations, the effect of employee stock options (or any other dilutive securities) is anti-dilutive, that is, losses have the effect of making the diluted loss per share from continuing operations less than the basic loss per share from continuing operations. Had we generated net income from continuing operations in these periods, the effect (in thousands) of employee stock options and restricted stock units on the diluted shares calculation would have been an increase in shares of 1,264 shares for the year ended December 31, 2005, 491 shares for December 31, 2004 and 258 shares for the year ended December 31, 2003.

        Stock options (in thousands) whose exercise price exceeded the average market price of our common stock, and therefore, would not have been included in the computation of diluted shares if we had generated net income from continuing operations were 39,900 shares, 47,396 shares and 38,032 shares for the years ended December 31, 2005, 2004 and 2003, respectively. The decrease in options whose exercise price exceeded the average market price is due primarily to the exchange of stock options for restricted stock units as described in Note 8.

NOTE 21.    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of cash and cash equivalents, accounts receivable, current portion of long-term debt, accounts payable, and accrued interest payable approximate fair value because of the short maturity of these instruments. The carrying values of investments, both short-term and long-term (excluding investments accounted for by the equity method), are reported at fair value. Long-term receivables are carried at cost and are not materially different from their estimated fair values. The fair value of our long-term debt is based on quoted market prices. At December 31, 2005 and 2004, the estimated fair value of our long-term debt was approximately 96.1% and 100.6%, respectively, of the carrying value of the debt.

NOTE 22.    RELATED PARTY TRANSACTIONS

        One of our previous board members was also the president of Saint Louis University ("SLU"). As a result of our 1998 acquisition of the SLU Hospital, we entered into a 30-year Academic Affiliation Agreement with SLU and in connection therewith paid SLU $32 million in the year ended December 31, 2003. As of May 2004, SLU is no longer considered a related party.

        Effective June 28, 2003, Broadlane, Inc. was deconsolidated due to the Share Repurchase described below. We currently hold a 47% interest in Broadlane, which is accounted for under the equity method. We have entered into the following agreements with Broadlane:

  •
  Management Outsourcing Agreement—We retained Broadlane to manage all functions of corporate materials management for us and each of our hospitals. We have also appointed Broadlane as our exclusive contracting and group-purchasing agent. This agreement, as amended, was entered into on December 9, 1999 for a 10-year term. Under the agreement, Broadlane earned administrative fees of approximately $21 million, $20 million and $10 million for the years ended December 31, 2005 and 2004, and the period June 28, 2003 through December 31, 2003, respectively, on contracted purchases made by our hospitals.

  •
  Office Lease Guarantees—During 2000, we entered into agreements to guarantee Broadlane's office building leases in Dallas and San Francisco for the original terms through April 2011 and November 2010, respectively. The remaining minimum lease payments for these leases total approximately $18 million as of December 31, 2005.

  •
  Other Service and Consulting Agreements—Since 2002, we have entered into multiple consulting agreements with Broadlane pursuant to which Broadlane provides diagnostic, sourcing and implementation services. Broadlane has also entered into agreements with several of our facilities to provide capital expenditure planning services. Further, Broadlane has performed additional services to reduce costs in both the supply chain and in nontraditional areas (such as recruiting and transcription) under our total cost management initiatives. We incurred approximately $14.1 million, $15.3 million and $4.4 million of expenses for the years ended December 31, 2005 and 2004, and the period June 28, 2003 through December 31, 2003, respectively, for these services.

  •
  Share Repurchase—In connection with Broadlane's issuance of debt and equity securities, in June 2003, Broadlane repurchased 5,842,000 shares of Broadlane common stock from us for approximately $17.5 million. We recognized a gain of approximately $9 million in 2003 from the sale of Broadlane common stock. The shares were repurchased at $3.00 per share, which was the price at which Broadlane sold equivalent common shares to third-party private investors.

NOTE 23.    RECENTLY ISSUED ACCOUNTING STANDARDS

        The following summarizes noteworthy recently issued accounting standards:

  •
  SFAS No. 123R (Revised 2004), "Share-Based Payment" ("SFAS 123R"), was issued in December 2004, and replaces SFAS 123, "Accounting for Stock-Based Compensation" and supersedes APB 25, "Accounting for Stock Issued to Employees." In April 2005, the SEC adopted a final rule amending the compliance date. The accounting provisions of SFAS 123R will be effective for us beginning January 1, 2006.

    After evaluating the fair value valuation techniques allowed under SFAS 123R, we determined the model that we will use to estimate the fair value of stock options granted after the adoption of this standard will be a lattice model. We believe that the adoption of SFAS 123R will not have a material impact on our financial position or results of operations.

  •
  In November 2005, the FASB Staff issued FASB Staff Position ("FSP") FIN 45-3, "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners." This FSP amends FASB Interpretation No. 45 and clarifies the accounting and disclosure requirements for minimum revenue guarantees granted to others. This FSP is effective for new minimum revenue guarantees issued or modified on or after January 1, 2006. The disclosure requirements, however, are effective for the year ended December 31, 2005 (see Note 7).

NOTE 24.    IMPACT OF HURRICANES

        Katrina—All five of our hospitals and several imaging centers in the New Orleans area and our hospital in Mississippi suffered considerable damage from Hurricane Katrina in late August 2005. All but one of the hospitals required complete evacuation. Four of the six hospitals have since reopened, but are operating at reduced levels due to damage, ongoing remediation efforts, staffing issues caused by the lack of available housing for physicians, nurses and staff, and the overall impact of the hurricane on the Gulf Coast area. The timing of recovery for these hospitals to resume full operations is unknown. We completed our preliminary assessment of the financial impact caused by the hurricane on our Louisiana and Mississippi operations, and recorded approximately $52 million in costs in the six months ended December 31, 2005, comprised of $33 million of relief pay and other employee-related expenses, $11 million in inventory and other working capital write-offs, and approximately $8 million in evacuation and other costs. We also recorded an impairment charge of $79 million for the write-down of damaged long-lived assets at these hospitals and imaging centers, net of $64 million of insurance proceeds for property damage from our insurance carriers received prior to December 31, 2005. We also recorded an impairment charge of $61 million based on estimates of future cash flows, which reflect the results of operations as impacted by Hurricane Katrina. Any future insurance proceeds from insurance claims related to property damage and business interruption will be recorded as insurance recoveries in the Consolidated Statement of Operations.

        We have property, business interruption and related insurance coverage to mitigate the financial impact of these types of catastrophic events that is subject to deductible provisions based on the terms of the policies. These policies, which are on an occurrence basis and cover the period April 1, 2005 through March 31, 2006, provide up to $1 billion in coverage per occurrence and are subject to deductible provisions, exclusions and limits. One such limit, totaling $250 million per occurrence and in the aggregate, relates to flood losses as defined in the insurance policies. If significant portions of the losses at our facilities are determined to be caused by flood, flood damage limits under our insurance policies for any future damages to any of our hospitals during the remainder of the policy period may be partially or fully exhausted. If existing flood policy limits should be partially or fully exhausted as a result of Hurricane Katrina and ensuing events, and we were to sustain a subsequent flood loss, and if we cannot or do not obtain additional coverage, our financial position, results of operations or cash flows could be materially adversely affected.

        Wilma—All fourteen of our general hospitals in Florida sustained varying degrees of damage from Hurricane Wilma in late October 2005, including roof damage, damaged windows and water intrusion. All of the hospitals remained open and operational on regular power or emergency generators during the storm. We recorded an impairment charge of $14 million for the write-down of damaged long-lived assets at these hospitals and associated operations and approximately $3 million in repair costs.

SUPPLEMENTAL FINANCIAL INFORMATION

SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED—See accompanying accountant's report)

	Year ended December 31, 2005
	First	Second	Third	Fourth
Net operating revenues	$2,501	$2,420	$2,394	$2,299
Net loss	$(4)	$(33)	$(401)	$(286)
Loss per share:
Basic	$(0.01)	$(0.07)	$(0.85)	$(0.61)
Diluted	$(0.01)	$(0.07)	$(0.85)	$(0.61)
	Year ended December 31, 2004
	First	Second	Third	Fourth
Net operating revenues	$2,576	$2,510	$2,420	$2,402
Net loss	$(119)	$(423)	$(77)	$(2,187)
Loss per share:
Basic	$(0.26)	$(0.91)	$(0.17)	$(4.68)
Diluted	$(0.26)	$(0.91)	$(0.17)	$(4.68)

        The unaudited quarterly financial data previously reported for the first quarter of 2004 through the third quarter of 2005 has been restated as a result of the adjustments described in Note 2.

        Quarterly operating results are not necessarily indicative of the results that may be expected for the full fiscal year. Reasons for this include, but are not limited to: overall revenue and cost trends, particularly trends in patient accounts receivable collectibility and associated provisions for doubtful accounts; the timing and magnitude of price changes; fluctuations in contractual allowances, including the impact of the discounting components of our Compact; changes in Medicare regulations; Medicaid funding levels set by the states in which we operate; levels of malpractice expense and settlement trends; impairment of long-lived assets and goodwill; restructuring charges; losses and costs related to natural disasters; litigation and investigation costs; acquisitions and dispositions of facilities and other assets; income tax rates and valuation allowances; the timing and amounts of stock option and restricted stock unit grants to employees, directors and others; and changes in occupancy levels and patient volumes. Factors that affect patient volumes and, thereby, our results of operations at our hospitals and related health care facilities include, but are not limited to: (1) the business environment of local communities; (2) the number of uninsured and underinsured individuals in local communities treated at our hospitals; (3) seasonal cycles of illness; (4) climate and weather conditions; (5) physician recruitment, retention and attrition; (6) local health care competitors; (7) managed care contract negotiations or terminations; (8) unfavorable publicity, which impacts relationships with physicians and patients; and (9) the timing of elective procedures. These considerations apply to year-to-year comparisons as well.

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2006
Dollars in Millions

	March 31, 2006	December 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$975	$1,373
Investments in marketable debt securities	10	5
Accounts receivable, less allowance for doubtful accounts ($575 at March 31, 2006 and $594 at December 31, 2005)	1,584	1,525
Inventories of supplies, at cost	194	190
Deferred income taxes	33	107
Assets held for sale	9	11
Other current assets	273	297

Total current assets	3,078	3,508
Restricted cash	263	263
Investments and other assets	364	380
Property and equipment, at cost, less accumulated depreciation and amortization ($2,621 at March 31, 2006 and $2,582 at December 31, 2005)	4,601	4,620
Goodwill	800	800
Other intangible assets, at cost, less accumulated amortization ($144 at March 31, 2006 and $134 at December 31, 2005)	231	241

Total assets	$9,337	$9,812

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$19	$19
Accounts payable	776	857
Accrued compensation and benefits	329	441
Professional and general liability reserves	150	145
Accrued interest payable	96	124
Accrued legal settlement costs	90	313
Other current liabilities	349	393

Total current liabilities	1,809	2,292
Long-term debt, net of current portion	4,785	4,784
Professional and general liability reserves	590	594
Other long-term liabilities and minority interests	918	909
Deferred income taxes	136	212

Total liabilities	8,238	8,791
Commitments and contingencies
Shareholders' equity:
Common stock, $0.05 par value; authorized 1,050,000,000 shares; 526,005,929 shares issued at March 31, 2006 and 525,373,176 shares issued at December 31, 2005	26	26
Additional paid-in capital	4,329	4,320
Accumulated other comprehensive loss	(40)	(39)
Accumulated deficit	(1,737)	(1,807)
Less common stock in treasury, at cost, 55,548,334 shares at March 31, 2006 and 55,663,588 shares at December 31, 2005	(1,479)	(1,479)

Total shareholders' equity	1,099	1,021

Total liabilities and shareholders' equity	$9,337	$9,812

See accompanying Notes to Quarter Ended March 31, 2006
Condensed Consolidated Financial Statements.

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES
QUARTER ENDED MARCH 31, 2006
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Dollars in Millions,
Except Per-Share Amounts
(Unaudited)

	Three Months Ended March 31,
	2006	2005
Net operating revenues	$2,414	$2,501
Operating expenses:
Salaries, wages and benefits	1,075	1,124
Supplies	449	457
Provision for doubtful accounts	138	167
Other operating expenses	536	527
Depreciation	83	90
Amortization	7	6
Impairment of long-lived assets and restructuring charges	1	9
Loss from hurricanes and related costs	5	—
Costs of litigation and investigations	16	8
Loss from early extinguishment of debt	—	15

Operating income	104	98
Interest expense	(102)	(101)
Investment earnings	17	9
Minority interests	(1)	(3)
Net gains on sales of investments	2	—

Income from continuing operations, before income taxes	20	3
Income tax (expense) benefit	(5)	17

Income from continuing operations, before discontinued operations and cumulative effect of change in accounting principle	15	20
Discontinued operations:
Income (loss) from operations of asset group	13	(39)
Impairment of long-lived assets and restructuring charges	(3)	(7)
Insurance recovery	45	—
Net gains on sales of asset group	—	22
Income tax expense	(2)	—

Income (loss) from discontinued operations	53	(24)

Income (loss) before cumulative effect of change in accounting principle	68	(4)
Cumulative effect of change in accounting principle, net of tax	2	—

Net income (loss)	$70	$(4)

Earnings (loss) per common share and common equivalent share
Basic
Continuing operations	$0.03	$0.04
Discontinued operations	0.12	(0.05)
Cumulative effect of change in accounting principle, net of tax	—	—

	$0.15	$(0.01)

Diluted
Continuing operations	$0.03	$0.04
Discontinued operations	0.12	(0.05)
Cumulative effect of change in accounting principle, net of tax	—	—

	$0.15	$(0.01)

Weighted average shares and dilutive securities outstanding (in thousands):
Basic	470,069	468,047
Diluted	470,745	468,947

See accompanying Notes to Quarter Ended March 31, 2006
Condensed Consolidated Financial Statements.

TENET HEALTHCARE CORPORATION AND SUBSIDIARIES
QUARTER ENDED MARCH 31, 2006
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Dollars in Millions
(Unaudited)

	Three Months Ended March 31,
	2006	2005
Net income (loss)	$70	$(4)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	90	96
Provision for doubtful accounts	138	167
Deferred income tax benefit	(1)	(18)
Stock-based compensation charges	11	13
Impairment of long-lived assets and restructuring charges	1	9
Loss from early extinguishment of debt	—	15
Pre-tax (income) loss from discontinued operations	(55)	24
Cumulative effect of change in accounting principle	(2)	—
Other items	8	3
Increases (decreases) in cash from changes in operating assets and liabilities, net of effects from purchases of new businesses and sales of facilities:
Accounts receivable	(187)	(194)
Inventories and other current assets	11	16
Income taxes payable	4	536
Accounts payable, accrued expenses and other current liabilities	(240)	(195)
Other long-term liabilities	14	17
Payments against reserves for restructuring charges and litigation costs and settlements	(175)	(14)
Net cash provided by (used in) operating activities from discontinued operations, excluding income taxes	(8)	45

Net cash provided by (used in) operating activities	(321)	516
Cash flows from investing activities:
Purchases of property and equipment:
Continuing operations	(92)	(94)
Gulf Coast operations	(24)	(2)
Discontinued operations	(1)	—
Proceeds from sales of facilities, investments and other assets	26	76
Purchases of marketable securities	(3)	—
Insurance recoveries	10	—
Other items	6	(2)

Net cash used in investing activities	(78)	(22)
Cash flows from financing activities:
Sale of new senior notes	—	773
Repurchases of senior notes	—	(413)
Payments of borrowings	—	(22)
Proceeds from exercise of stock options	—	8
Other items	1	3

Net cash provided by financing activities	1	349

Net increase (decrease) in cash and cash equivalents	(398)	843
Cash and cash equivalents at beginning of period	1,373	654

Cash and cash equivalents at end of period	$975	$1,497

Supplemental disclosures:
Interest paid, net of capitalized interest	$(123)	$(94)
Income tax refunds received (payments made), net	$(3)	$537

See accompanying Notes to Quarter Ended March 31, 2006
Condensed Consolidated Financial Statements.

TENET HEALTHCARE CORPORATION

NOTES TO QUARTER ENDED MARCH 31, 2006

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

Description of Business

        Tenet Healthcare Corporation (together with our subsidiaries, referred to as "Tenet," the "Company," "we" or "us") is an investor-owned health care services company whose subsidiaries and affiliates (collectively, "subsidiaries") operate general hospitals and related health care facilities, and hold investments in other companies (including health care companies). At March 31, 2006, our subsidiaries operated 71 general hospitals, including two hospitals not yet divested classified as discontinued operations, with a total of 18,247 licensed beds, serving urban and rural communities in 13 states. We also owned or operated various related health care facilities, including two rehabilitation hospitals, a cancer hospital, a long-term acute care hospital, skilled nursing facilities and medical office buildings—all of which are located on, or nearby, one of our general hospital campuses; and physician practices, captive insurance companies and various other ancillary health care businesses (including outpatient surgery centers, diagnostic imaging centers, and occupational and rural health care clinics).

Basis of Presentation

        This quarterly report supplements our Annual Report on Form 10-K for the year ended December 31, 2005 ("Annual Report"). As permitted by the Securities and Exchange Commission ("SEC") for interim reporting, we have omitted certain notes and disclosures that substantially duplicate those in our Annual Report. For further information, refer to the audited Consolidated Financial Statements and notes included in our Annual Report. Unless otherwise indicated, all financial and statistical information included herein relates to our continuing operations, with dollar amounts expressed in millions (except per-share amounts).

        Although the Condensed Consolidated Financial Statements and related notes within this document are unaudited, we believe all adjustments considered necessary for fair presentation have been included. In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America, we must use estimates and assumptions that affect the amounts reported in our Condensed Consolidated Financial Statements and accompanying notes. We regularly evaluate the accounting policies and estimates we use. In general, we base the estimates on historical experience and on assumptions that we believe to be reasonable, given the particular circumstances in which we operate. Actual results may vary from those estimates.

        Operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full fiscal year 2006. Reasons for this include, but are not limited to: overall revenue and cost trends, particularly trends in patient accounts receivable collectibility and associated provisions for doubtful accounts; the timing and magnitude of price changes; fluctuations in contractual allowances, including the impact of the discounting components of our Compact with Uninsured Patients ("Compact") and cost report settlements and valuation allowances; changes in Medicare regulations; Medicaid funding levels set by the states in which we operate; levels of malpractice expense and settlement trends; impairment of long-lived assets and goodwill; restructuring charges; losses, costs and insurance recoveries related to natural disasters; litigation and investigation costs; acquisitions and dispositions of facilities and other assets; income tax rates and valuation allowances; the timing and amounts of stock option and restricted stock unit grants to employees, directors and others; and changes in occupancy levels and patient volumes. Factors that affect patient volumes and, thereby, our results of operations at our hospitals and related health care facilities include, but are not limited to: the business environment of local communities; the number of uninsured and underinsured individuals in local communities treated at our hospitals; seasonal cycles of illness; climate and weather conditions; physician recruitment, retention and attrition; local health care competitors; managed care contract negotiations or terminations; unfavorable publicity, which impacts relationships with physicians and patients; and the timing of elective procedures. These considerations apply to year-to-year comparisons as well.

Change in Accounting Principle

        Effective January 1, 2006, we adopted Statement of Financial Accounting Standard ("SFAS") No. 123(R), "Share-Based Payments," and recorded a $2 million ($0.00 per share) credit, net of tax expense and related valuation allowance, as a cumulative effect of a change in accounting principle. See Note 6 for further information.

        We adopted Financial Accounting Standards Board ("FASB") Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143," ("FIN 47") effective December 31, 2005 and recorded a liability of $19 million, of which $16 million was recorded as a cumulative effect of a change in accounting principle, net of tax benefit and related valuation allowance. Substantially all of the impact of adopting FIN 47 relates to estimated costs to remove asbestos that is contained within our facilities. If we had adopted FIN 47 effective January 1, 2005, it would have increased net loss for the three months ended March 31, 2005 by less than $0.5 million. The impact of adopting FIN 47 on the three months ended March 31, 2006 was approximately $0.5 million.

Change in Estimate

        Based on updated historical cost report settlement trends and refinements to estimate such trends, current quarter net operating revenues include a favorable adjustment of $17 million pre-tax, $11 million after tax ($0.02 per share), as a result of a change in estimate of the valuation allowances necessary for prior-year cost report periods not yet audited and settled by our fiscal intermediary. For further information on the estimation of valuation allowances for prior-year cost report periods, see Critical Accounting Estimates—Revenue Recognition in our Annual Report.

NOTE 2. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

        During the three months ended March 31, 2006, we recorded $230 million of discounts as contractual allowances on self-pay accounts under our Compact compared to $155 million during the three months ended March 31, 2005. Prior to implementation of the Compact, a significant portion of these discounts would have been written down as provision for doubtful accounts if the accounts were not collected. The discounts for uninsured patients were in effect at all 69 of our hospitals as of March 31, 2006, but at only 57 of our hospitals by March 31, 2005.

        We also provide charity care to patients who are financially unable to pay for the health care services they receive. Most patients who qualify for charity care are charged a per diem amount for services received, subject to a cap. Except for the per diem amounts, our policy is not to pursue collection of amounts determined to qualify as charity care; and, therefore, we do not report these amounts in net operating revenues or in provision for doubtful accounts. For the three months ended

March 31, 2006, $172 million in charity care gross charges were excluded from net operating revenues and provision for doubtful accounts compared to $155 million for the three months ended March 31, 2005.

        As of March 31, 2006, our total estimated collection rates on managed care accounts and self-pay accounts were approximately 97% and 27%, respectively, which included collections from point-of-service through collections by our in-house collection agency or external collection vendors. The comparable managed care and self-pay collection rates as of December 31, 2005 were approximately 96% and 25%, respectively.

        Accounts that are pursued for collection through regional or hospital-based business offices are maintained on our hospitals' books and reflected in patient accounts receivable with an allowance for doubtful accounts established based on their estimated net realizable value. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates" in our Annual Report.)

        Accounts assigned to a collection agency are written off and excluded from patient accounts receivable and allowance for doubtful accounts; however, an estimate of future recoveries from all accounts in collection is determined based on historical experience and recorded on our hospitals' books as a component of accounts receivable in the Condensed Consolidated Balance Sheets.

        The principal components of accounts receivable are shown in the table below:

	March 31, 2006	December 31, 2005
Continuing Operations:
Patient accounts receivable	$2,052	$2,057
Allowance for doubtful accounts	(529)	(544)
Estimated future recovery of accounts in collection	57	68
Net cost report settlements payable and valuation allowances	(46)	(94)

	1,534	1,487
Discontinued Operations—Accounts receivable, net of allowance for doubtful accounts ($46 million at March 31, 2006 and $50 million at December 31, 2005) and net cost report settlements payable and valuation allowances ($12 million at March 31, 2006 and $26 million at December 31, 2005)	50	38

Accounts receivable, net	$1,584	$1,525

NOTE 3. DISCONTINUED OPERATIONS

        In January 2004, we announced a major restructuring of our operations involving the proposed divestiture of 27 general hospitals (19 in California and eight others in Louisiana, Massachusetts, Missouri and Texas). As of March 31, 2006, we had completed the divestiture of 25 of the 27 facilities. Discussions and negotiations with potential buyers for the remaining two hospitals slated for divestiture were ongoing as of March 31, 2006. We have classified the results of operations of these hospitals and certain other prior period divestitures (see Note 5 to the Consolidated Financial Statements in our

Annual Report) as discontinued operations for all periods presented in the accompanying Condensed Consolidated Statements of Operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144").

        We classified $7 million and $6 million of assets of the hospitals included in discontinued operations as "assets held for sale" in current assets in the accompanying Condensed Consolidated Balance Sheets at March 31, 2006 and December 31, 2005, respectively. These assets consist primarily of property and equipment and were recorded at the lower of the asset's carrying amount or its fair value less costs to sell. The fair value estimates were derived from independent appraisals, established market values of comparable assets, or internal estimates of future net cash flows. Because we do not intend to sell the accounts receivable of the asset group, these receivables, less the related allowance for doubtful accounts and net cost report settlements payable and valuation allowances, are included in our consolidated net accounts receivable in the accompanying Condensed Consolidated Balance Sheets. At March 31, 2006 and December 31, 2005, the accounts receivable, net of allowance for doubtful accounts and cost report settlements payable and valuation allowances, for these hospitals was $50 million and $38 million, respectively.

        We recorded $3 million of impairment and restructuring charges in discontinued operations during the quarter ended March 31, 2006 consisting primarily of $2 million for the write-down of long-lived assets to their estimated fair values, less estimated costs to sell, $1 million for employee severance and retention costs, $1 million in lease termination and other costs, and a $1 million reduction in reserves recorded in prior periods.

        We recorded $7 million of impairment and restructuring charges in discontinued operations during the quarter ended March 31, 2005 consisting primarily of $6 million for the write-down of long-lived assets, $4 million in employee severance and retention costs, and a $3 million reduction in reserves recorded in prior periods.

        In December 2004, we agreed to pay $395 million to settle substantially all of the patient litigation against us and our subsidiaries arising out of allegations that medically unnecessary cardiac procedures were performed at Redding Medical Center, and we recorded a charge for that amount in discontinued operations. We sought recovery under our excess professional and general liability insurance policies for up to the $275 million aggregate limit of our insurance policies that covered such claims. Our three insurance carriers raised coverage defenses and refused to pay under these policies. In January 2005, we filed for arbitration against each of the three carriers to resolve the dispute. However, we recently reached a settlement in principle with one of the excess carriers in the amount of $45 million, which we recorded as an insurance recovery in the quarter ended March 31, 2006. This insurance recovery reduces the total remaining excess limits available under our excess policies to $230 million (including up to a maximum of $200 million for the Redding claims) for all other occurrences prior to June 1, 2003. We continue to pursue recovery from the other two carriers under these excess policies up to the maximum of $200 million for the Redding claims. We currently maintain other excess liability insurance policies having a maximum aggregate coverage limit of $275 million for occurrences from June 1, 2003 through May 31, 2006.

        Net operating revenues and income (loss) before taxes reported in discontinued operations for the three months ended March 31, 2006 and 2005 are as follows:

	Three Months Ended March 31,
	2006	2005
Net operating revenues	$66	$156
Income (loss) before taxes	55	(24)

        As we move forward with our previously announced divestiture plans, we may incur additional asset impairment and restructuring charges in future periods.

NOTE 4. IMPAIRMENT AND RESTRUCTURING CHARGES

        During the three months ended March 31, 2006, we recorded net impairment and restructuring charges of $1 million. We recorded a $36 million write-down of long-lived assets to their estimated fair values, primarily due to the adverse current and anticipated future financial trends at three of our hospitals, in accordance with SFAS 144, offset by $36 million of insurance proceeds for property damage caused by Hurricane Katrina. The fair value estimates were derived from independent appraisals, established market values of comparable assets, or internal estimates of future net cash flows. In addition, approximately $1 million in employee severance and related costs and $2 million in lease termination costs were recorded as restructuring charges during the period, offset by a $2 million reduction in restructuring reserves. During the three months ended March 31, 2005, we recorded restructuring charges of $9 million consisting of $6 million in employee severance, benefits and relocation costs and $3 million in non-cash stock option modification costs related to terminated employees. No impairment charge was recorded in the first quarter of 2005.

        Based on future financial trends and the possible impact of negative trends on our future outlook, further impairments of long-lived assets and goodwill may occur, and we will incur additional restructuring charges. Future restructuring of our operating structure that changes our goodwill reporting units could result in further impairments of our goodwill. (See Note 14. Subsequent Events.)

        The table below is a reconciliation of beginning and ending liability balances in connection with restructuring charges recorded during the three months ended March 31, 2006 in continuing and discontinued operations:

	Balances at Beginning of Period	Restructuring Charges	Cash Payments	Balances at End of Period
Three months ended March 31, 2006
Continuing operations:
Severance costs in connection with hospital cost-control programs and general overhead-reduction plans	$43	$1	$(9)	$35
Discontinued operations:
Lease cancellations and estimated costs associated with the sale or closure of hospitals and other facilities	22	1	(6)	17

	$65	$2	$(15)	$52

        The above liability balances are included in other current liabilities and other long-term liabilities in the accompanying Condensed Consolidated Balance Sheets. Cash payments to be applied against these accruals at March 31, 2006 are expected to be approximately $17 million in 2006 and $35 million thereafter.

NOTE 5. LONG-TERM DEBT, LEASE OBLIGATIONS AND GUARANTEES

        The table below shows our long-term debt as of March 31, 2006 and December 31, 2005:

	March 31, 2006	December 31, 2005
Senior notes:
6 3/8%, due 2011	$1,000	$1,000
6 1/2%, due 2012	600	600
7 3/8%, due 2013	1,000	1,000
9 7/8%, due 2014	1,000	1,000
9 1/4%, due 2015	800	800
6 7/8%, due 2031	450	450
Notes payable and capital lease obligations, secured by property and equipment, payable in installments to 2013	57	58
Unamortized note discounts	(103)	(105)

Total long-term debt	4,804	4,803
Less current portion	19	19

Long-term debt, net of current portion	$4,785	$4,784

Credit Agreements

        On December 31, 2004, we terminated our five-year revolving credit agreement and replaced it with a one-year letter of credit facility. The new facility provides for the issuance of up to $250 million in letters of credit and does not provide for any cash borrowings. The principal purpose of the new facility was to provide for the continuance of $216 million in letters of credit outstanding under the terminated revolving credit agreement at that time. The new facility was initially collateralized by the stock of certain of our subsidiaries and cash equal to 105% of the facility amount (approximately $263 million reflected as restricted cash on the Condensed Consolidated Balance Sheets). In March 2005, the facility was amended to provide for the release of the liens on the stock of our subsidiaries, and on April 19, 2005, the stock certificates were returned to us. All liens were subsequently terminated. In accordance with the amendment, the termination date of the letter of credit facility was extended from December 31, 2005 to June 30, 2006. The letter of credit facility was further amended in August 2005 to extend the termination date to June 30, 2008. At March 31, 2006, outstanding letters of credit under the agreement totaled $196 million.

Senior Notes

        In January 2005, we sold $800 million of senior notes with registration rights in a private placement. The senior notes bear interest at a rate of 9 1/4% per year and mature on February 1, 2015. The senior notes are redeemable, in whole or in part, at any time, at our option at the greater of par or a redemption price based on a spread over comparable securities. The senior notes are general unsecured senior obligations and rank equally in right of payment with all of our other unsecured senior indebtedness, but are effectively subordinated to any obligations under our letter of credit facility. On April 8, 2005, we filed with the SEC a Form S-4 registration statement to register the $800 million principal amount of 9 1/4% Senior Notes due 2015 to be issued and offered in exchange for the unregistered senior notes sold in January 2005. The registration statement has not yet been declared effective. Therefore, starting in January 2006, we are required to pay additional interest on these notes until the registration statement becomes effective. The additional interest accrues at a rate of 0.25% per annum during the first 90-day period and increases by 0.25% per annum for each subsequent 90-day period until the registration statement becomes effective, up to a maximum rate of 1.0% per annum. The terms of the senior notes to be registered on the Form S-4 filed with the SEC are substantially similar to the terms of the unregistered senior notes we sold in January 2005. The covenants governing the new issue are identical to the covenants for our other senior notes. The net proceeds from the sale of the senior notes were approximately $773 million after deducting discounts and related expenses. We used a portion of the proceeds in February 2005 to repurchase or redeem the remaining $400 million aggregate principal amount outstanding on our senior notes due in 2006 and 2007, resulting in a $15 million loss from early extinguishment of debt, and the balance of the proceeds for general corporate purposes.

Covenants

        Our letter of credit facility or the indentures governing our senior notes contain covenants and conditions that have, among other requirements, limitations on (1) liens, (2) consolidations, merger or the sale of all or substantially all assets unless no event of default exists, (3) subsidiary debt and (4) prepayment of debt.

        As discussed in Note 10, the ultimate resolution of claims and lawsuits brought against us, individually or in the aggregate, could have a material adverse effect on our business, financial position, results of operations or liquidity, including the inability to make scheduled debt payments when they become due.

Guarantees

        Physician Relocation Agreements and Other Minimum Revenue Guarantees—Consistent with our policy on physician relocation and recruitment, we provide income guarantee agreements to certain physicians who agree to relocate to our communities to fill a need in the hospital's service area and commit to remain in practice there. Under such agreements, we are required to make payments to the physicians in excess of the amounts they earn in their practice up to the amount of the income guarantee. The income guarantee periods are typically 12 months. Such payments are recoverable from the physicians if they do not fulfill their commitment period to the community, which is typically three years. We also provide minimum revenue collection guarantees to hospital-based physician groups providing certain services at our hospitals with terms ranging from one to three years. At March 31, 2006, the maximum potential amount of future payments under these guarantees was $52 million. In accordance with FASB Staff Position FIN 45-3, "Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners," during the three months ended March 31, 2006, we recorded a liability of $11 million for the fair value of new or modified guarantees entered into during this period with an offsetting asset recorded in other current assets on our Condensed Consolidated Balance Sheet, which will be amortized over the commitment period.

NOTE 6. STOCK BENEFIT PLANS

        At March 31, 2006, there were approximately 25 million shares of common stock available under our 2001 Stock Incentive Plan for future stock option grants and other incentive awards, including restricted stock units. Options generally have an exercise price equal to the fair market value of the shares on the date of grant and generally expire 10 years from the date of grant. A restricted stock unit is a contractual right to receive one share of our common stock in the future. Options and restricted stock units typically vest one-third on each of the first three anniversary dates of the grant.

        Effective January 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payments" ("SFAS 123(R)"), using the modified prospective application transition method. Prior to 2006, we used the Black-Scholes option-pricing model to estimate the grant date fair value of stock option awards. For grants subsequent to the adoption of SFAS 123(R), we estimate the fair value of awards on the date of grant using a binomial lattice model. We believe that the binomial lattice model is a more appropriate model for valuing employee stock awards because it better reflects the impact of stock price changes on option exercise behavior. As a result of adopting SFAS 123(R) during the three months ended March 31, 2006, we recorded a $2 million credit as a cumulative effect of a change in accounting principle, net of tax expense and related valuation allowance. This adjustment related to the requirement under SFAS 123(R) to estimate the amount of stock-based awards expected to be forfeited rather than recognizing the effect of forfeitures only as they occur.

TENET HEALTHCARE CORPORATION

NOTES TO QUARTER ENDED MARCH 31, 2006

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        Prior to our adoption of SFAS 123(R), benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS 123(R) requires excess tax benefits be reported as a financing cash inflow. We have not recognized any excess tax benefits during 2006. During the three months ended March 31, 2005, the amount of excess tax benefits reported as an operating cash flow was approximately $0.3 million.

        Our income from continuing operations for the three months ended March 31, 2006 includes $11 million pre-tax of compensation costs related to our stock-based compensation arrangements ($7 million after-tax, excluding the impact of the deferred tax valuation allowance). Our income from continuing operations for the three months ended March 31, 2005 included $16 million pre-tax of compensation costs (including $3 million in non-cash stock option modification costs related to terminated employees classified as restructuring charges) related to our stock-based compensation arrangements ($10 million after-tax, excluding the impact of the deferred tax valuation allowance).

Stock Options

        The following table summarizes stock option activity during the three months ended March 31, 2006:

	Options	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value	Weighted Average Remaining Life
Outstanding as of December 31, 2005	39,964,022	$20.92
Granted	2,724,826	7.93
Exercised	—	—
Forfeited/Expired	(1,104,493)	17.97

Outstanding as of March 31, 2006	41,584,355	$20.14	$—	5.2 years

Vested and expected to vest at March 31, 2006	38,751,220	$21.54	$—	6.1 years

Exercisable as of March 31, 2006	33,881,581	$22.43	$—	5.1 years

        There were no options exercised during the three months ended March 31, 2006. The intrinsic value of options exercised during the three months ended March 31, 2005 totaled approximately $1 million.

        As of March 31, 2006, there were $19 million of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of two years.

        On February 22, 2006, we granted our top three employees stock options aggregating approximately 1.1 million shares of common stock at an exercise price of $7.93 per share, the closing price of our common stock on that date. The estimated fair value of the options granted was $3.48 per share.

        On February 22, 2006, we granted other employees stock options for approximately 1.6 million shares of common stock at an exercise price of $7.93 per share, the closing price of our common stock on that date. The estimated fair value of the options granted was $2.89 per share.

        The weighted average estimated fair value of options we granted in the three months ended March 31, 2006 was $3.12 per share and was calculated based on each grant date, using a binomial lattice model with the following assumptions:

	Top Three Employees	All Other Employees
Expected volatility	41%	41%
Expected dividend yield	0%	0%
Expected life	6.25 years	4 years
Expected forfeiture rate	0%	15%
Risk-free interest rate range	4.47% - 4.67%	4.47% - 4.67%
Early exercise threshold	50% gain	50% gain
Early exercise rate	50% per year	50% per year

        The expected volatility used in the binomial lattice model incorporates historical and implied share-price volatility and is based on an analysis of historical prices of our stock and open market exchanged options, and was developed in consultation with an outside valuation specialist. The expected volatility reflects the historical volatility for a duration consistent with the contractual life of the options, and the volatility implied by the trading of options to purchase our stock on open-market exchanges. The historical share-price volatility excludes the movements in our stock price during the period October 1, 2002 through December 31, 2002 due to the extreme volatility of our stock price during this time period. The expected life of options granted is derived from the output of the binomial lattice model, and represents the period of time that the options are expected to be outstanding for the distinct group of employees. This model incorporates an early exercise assumption in the event of a significant increase in stock price. The risk-free interest rates are based on zero-coupon United States Treasury yields in effect at the date of grant consistent with the expected exercise timeframes.

        The following table summarizes information about our outstanding stock options at March 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.00 to $10.639	7,923,081	9.1 years	$9.59	1,843,994	$10.34
$10.64 to $13.959	7,082,605	5.7 years	11.82	5,797,254	11.78
$13.96 to $17.589	8,668,791	4.0 years	16.73	8,330,455	16.79
$17.59 to $28.759	9,192,744	3.2 years	23.70	9,192,744	23.70
$28.76 and over	8,717,134	4.7 years	36.13	8,717,134	36.13

	41,584,355	5.2 years	$20.14	33,881,581	$22.43

        On February 17, 2005, we granted options for 469,333 shares of common stock to Trevor Fetter. The options were granted at an exercise price of $10.63 per share, the closing price of our common stock on that date. The estimated fair value of the options granted was $4.87 per share.

        On February 16, 2005, we granted other employees stock options for approximately 4.9 million shares of common stock at an exercise price of $10.52 per share, the closing price of our common stock on that date. The estimated fair value of the options granted was $3.81 per share.

        The weighted average estimated fair value of options we granted in the three months ended March 31, 2005 was $3.91 per share and was calculated based on each grant date, using a Black-Scholes option-pricing model with the following assumptions:

Expected volatility	40%
Expected dividend yield	0%
Expected life	4.2 years
Risk-free interest rate	3.7%

        Expected volatility was derived using daily data drawn from five to seven years preceding the date of grant. The risk-free interest rate is based on the approximate yield on five-year and seven-year United States Treasury Bonds as of the date of grant. The expected lives are estimates of the number of years the options will be held before they are exercised. The valuation model was not adjusted for non-transferability, risk of forfeiture or the vesting restrictions of the options, all of which would reduce the value if factored into the calculation.

Restricted Stock Units

        On February 22, 2006, we granted our top three employees an aggregate of approximately 900,000 restricted stock units. The estimated fair value of the restricted stock units issued was $7.93 per share, the closing price of our common stock on that day.

        On February 22, 2006, we granted other employees approximately 3.0 million restricted stock units. The estimated fair value of the restricted stock units issued was $7.93 per share, the closing price of our common stock on that day.

        The following table summarizes restricted stock unit activity during the three months ended March 31, 2006:

	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Unit
Unvested as of December 31, 2005	4,916,677	$10.74
Granted	3,935,065	7.93
Vested	(834,219)	9.70
Forfeited	(153,857)	10.60

Unvested as of March 31, 2006	7,863,666	$9.32

        As of March 31, 2006, there were $55 million of total unrecognized compensation costs related to restricted stock units. These costs are expected to be recognized over a weighted average period of two years.

        On February 17, 2005, we granted 173,867 restricted stock units to Trevor Fetter. The fair value of the restricted stock units issued was $10.63 per share, the closing price of our common stock on that date.

        On February 16, 2005, we granted other employees approximately 1.8 million restricted stock units. The fair value of the restricted stock units issued was $10.52 per share, the closing price of our common stock on that date.

Restricted Stock

        In January 2003, we issued 200,000 shares of restricted stock to Trevor Fetter. The stock vests on the second, third and fourth anniversary dates of the grant provided that Mr. Fetter is still employed by us and continues to hold 100,000 shares of our common stock purchased by him as a condition of the issuance of the restricted stock.

        The following table summarizes restricted stock activity during the three months ended March 31, 2006:

	Shares	Weighted Average Grant Date Fair Value Per Share
Unvested as of December 31, 2005	133,333	$18.64
Granted	—	—
Vested	(66,666)	18.64
Forfeited	—	—

Unvested as of March 31, 2006	66,667	$18.64

        As of March 31, 2006, there were $1 million of total unrecognized compensation costs related to restricted stock. These costs are expected to be recognized through January 2007.

NOTE 7. SHAREHOLDERS' EQUITY

        The following table shows the changes in consolidated shareholders' equity during the three months ended March 31, 2006 (dollars in millions, shares in thousands):

	Shares Outstanding	Issued Par Amount	Additional Paid-in Capital	Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
Balances at December 31, 2005	469,710	$26	$4,320	$(39)	$(1,807)	$(1,479)	$1,021
Net income	—	—	—	—	70	—	70
Other comprehensive loss	—	—	—	(1)	—	—	(1)
Issuance of common stock	748	—	—	—	—	—	—
Stock-based compensation expense	—	—	9	—	—	—	9

Balances at March 31, 2006	470,458	$26	$4,329	$(40)	$(1,737)	$(1,479)	$1,099

NOTE 8. OTHER COMPREHENSIVE INCOME (LOSS)

        The table below shows each component of other comprehensive income (loss) for the three months ended March 31, 2006 and 2005:

	Three Months Ended March 31,
	2006	2005
Net income (loss)	$70	$(4)
Other comprehensive income (loss):
Unrealized losses on securities held as available-for-sale	—	(1)
Reclassification adjustments for realized (gains) losses included in net income (loss)	(1)	1

Other comprehensive loss before income taxes	(1)	—
Income tax (expense) benefit related to items of other comprehensive loss	—	—

Other comprehensive loss	(1)	—

Comprehensive income (loss)	$69	$(4)

NOTE 9. PROFESSIONAL AND GENERAL LIABILITY, AND PROPERTY INSURANCE

        At March 31, 2006, the current and long-term professional and general liability reserves on our Condensed Consolidated Balance Sheet were approximately $740 million. These reserves include the reserves recorded by our captive insurance subsidiaries and self-insured retention reserves based on actuarial estimates for the portion of our professional and general liability risks, including incurred but not reported claims, for which we do not have insurance coverage. We estimated the reserves for losses and related expenses using expected loss-reporting patterns discounted to their present value under a risk-free rate approach using a Federal Reserve seven-year maturity composite rate of 4.27% and 4.01% at March 31, 2006 and 2005, respectively.

        Included in other operating expenses in the accompanying Condensed Consolidated Statements of Operations is malpractice expense of $47 million and $52 million for the three months ended March 31, 2006 and 2005, respectively.

        We have property, business interruption and related insurance coverage to mitigate the financial impact of catastrophic events or perils that is subject to deductible provisions based on the terms of the policies. These policies are on an occurrence basis. For the policy period April 1, 2005 through March 31, 2006, our policies provided up to $1 billion in coverage per occurrence and were subject to deductible provisions, exclusions and limits. Deductibles were 2% of insured values for windstorms, 5% for floods and earthquakes, and $1 million for fires and other perils. One sub-limit, totaling $250 million per occurrence and in the aggregate, related to flood losses as defined in the insurance policies. For California earthquakes, there was, in general, a $100 million aggregate sub-limit under the policies.

        Under the policies in effect for the period April 1, 2006 through March 31, 2007, we currently only have coverage totaling $600 million per occurrence, after deductibles and exclusions, with annual aggregate sub-limits of $100 million each for windstorms, floods and earthquakes. The new program also has an increased deductible for wind-related claims of 5% of insured values. If our limits are exhausted during the policy period, we may be able to reinstate, in certain situations, windstorm coverage for additional premiums with certain of our carriers. With respect to fires and other perils, excluding windstorms, floods and earthquakes, the total $600 million limit of coverage per occurrence applies. Deductibles are 5% of insured values for windstorms, California earthquakes and floods, 2% of insured values for New Madrid fault earthquakes, and $1 million for fires and other perils.

NOTE 10. CLAIMS AND LAWSUITS

        During the past several years, we have been subject to a significant number of claims and lawsuits. Several of these matters were resolved in 2005 and 2004, and some have recently been resolved, as described below and in our Annual Report. Also during the past several years, we became the subject of federal and state agencies' civil and criminal investigations and enforcement efforts, and received subpoenas and other requests from those agencies for information relating to a variety of subjects. While we cannot predict the likelihood of future claims or inquiries, we expect that new matters may be initiated against us from time to time.

        The results of claims, lawsuits and investigations cannot be predicted, and it is possible that the ultimate resolution of these matters, individually or in the aggregate, may have a material adverse effect on our business (both in the near and long term), financial position, results of operations or cash flows. Although we defend ourselves vigorously against claims and lawsuits and cooperate with investigations, these matters (1) could require us to pay substantial damages or amounts in judgments or settlements, which individually or in the aggregate could exceed amounts, if any, that may be recovered under our insurance policies where coverage applies and is available, (2) cause us to incur substantial expenses, (3) require significant time and attention from our management, and (4) could cause us to close or sell hospitals or otherwise modify the way we conduct business.

        Where specific amounts are sought in any pending legal proceeding, those amounts are disclosed. For all other matters, where the possible loss or range of loss is reasonably estimable, an estimate is provided. Where no estimate is provided, the possible amount of loss is not reasonably estimable at this time. We presently cannot determine the ultimate resolution of all investigations and lawsuits.

        Currently pending legal proceedings and investigations that are not in the ordinary course of business are principally related to the subject matters set forth below:

1.
Physician Relationships—We and certain of our subsidiaries are under heightened scrutiny with respect to our hospitals' relationships with physicians. We believe that all aspects of our relationships with physicians are potentially under review. Proceedings in this area may be criminal, civil or both. After a federal grand jury indictment, Alvarado Hospital Medical Center, Inc. and Tenet HealthSystem Hospitals, Inc. (both Tenet subsidiaries) were put on trial in San Diego, California in late 2004 for allegedly illegal use of physician relocation, recruitment and consulting agreements. In February 2005, the trial judge declared a mistrial in the case after the members of the jury indicated that they were unable to reach a verdict, and he subsequently scheduled a second trial, which commenced on May 3, 2005. On April 4, 2006, the trial judge again declared a mistrial in the case when the jury could not reach a unanimous decision. Attorneys for both sides are scheduled to meet with the trial judge for a status conference on May 22, 2006, at which time the U.S. Attorney for the Southern District of California is expected to announce whether the defendants will be tried for a third time. Relocation agreements with physicians also are the subject of a criminal investigation by the U.S. Attorney's Office for the Central District of California, which served us and several of our subsidiaries with administrative subpoenas seeking documents related to physician relocation agreements at certain Southern California hospitals currently or formerly owned by our subsidiaries, as well as summary information about physician relocation agreements related to all of our hospital subsidiaries. In addition, physician relationships and other matters at several hospitals in Southern California, El Paso, Texas, New Orleans, Louisiana, St. Louis, Missouri and Memphis, Tennessee are the subject of ongoing federal investigations. We are also defending a qui tam action in Texas that alleges violations of the federal False Claims Act by our hospitals in El Paso arising out of: (1) alleged violations of the federal anti-kickback statute in connection with certain unspecified financial arrangements with physicians; and (2) the alleged manipulation of the hospitals' charges in order to increase outlier payments.

2.
Pricing—We and certain of our subsidiaries are currently subject to government investigations and civil lawsuits arising out of pricing strategies at facilities owned or formerly owned by our subsidiaries. In that regard, federal government agencies are investigating whether outlier payments made to certain hospitals owned or formerly owned by our subsidiaries were paid in accordance with Medicare laws and regulations, and whether we omitted material facts concerning our outlier revenue from our public filings. Also, we have been named as a defendant in a civil case in federal district court in Miami filed as a purported class action by Boca Raton Community Hospital, principally alleging that Tenet's past pricing policies and receipt of Medicare outlier payments violated the federal Racketeer Influenced and Corrupt Organizations (RICO) Act, causing harm to the plaintiffs.

  In addition, plaintiffs in California, Tennessee, Louisiana, Florida, South Carolina, Pennsylvania, Texas, Missouri and Alabama have brought class action lawsuits against us and certain of our subsidiaries in courts in those states alleging that they paid unlawful or unfair prices for prescription drugs or medical products or procedures at hospitals or other medical facilities currently or formerly operated by our subsidiaries. In March 2005, we announced a nationwide settlement of these cases and, in connection with the California action, on August 8, 2005, we received final court approval of the settlement. The settlement has two primary components: (1) injunctive relief governing our conduct prospectively for a period of four years; and (2) retrospective relief, including restitution and discounting of outstanding unpaid bills, for covered patients who were treated at our hospitals during the settlement class period (June 15, 1999 to December 31, 2004). We have also agreed to make a $4 million charitable contribution to a health-care-related charity specified by plaintiffs' counsel. As part of the settlement, we have made no admission of wrongdoing and we continue to deny the allegations made by plaintiffs in these actions. A notice of appeal of the judgment approving the settlement was filed in the California Court of Appeal by objectors to the settlement. However, in connection with our agreement in principle, on February 28, 2006, to settle two related pricing cases in South Carolina, the objectors to the nationwide settlement have agreed to withdraw their notice of appeal of the judgment approving the nationwide settlement. Once the notice of appeal is withdrawn, the California nationwide settlement will become effective. Some of the similar actions in the other states were dismissed following final approval of the nationwide settlement. Once the nationwide settlement becomes effective, we expect the remaining actions to be dismissed to the extent that the claims in those cases fall within the scope of the release provided in the settlement. At March 31, 2006, we had an accrual of $30 million, recorded in 2004, as an estimated liability to address the potential resolution of these cases.

3.
Securities and Shareholder Matters—On January 12, 2006, we announced that we had reached agreements in principle to settle the federal securities class action and shareholder derivative litigation entitled In Re Tenet Healthcare Corporation Securities Litigation and In Re Tenet Healthcare Corporation Derivative Litigation, which were pending in U.S. District Court in Los Angeles and California Superior Court in Santa Barbara, respectively. The Company agreed to pay $215 million to settle the securities class action. In March 2006, we paid $140 million (which we recorded as a charge in the three months ended December 31, 2005) toward that amount, and our insurance for directors and officers contributed the remaining $75 million. The funds will be disbursed to certain purchasers of Tenet securities according to a distribution plan to be devised and approved by the federal court. The final approval hearing for the securities class action settlement is scheduled for May 26, 2006. Also in March 2006, we paid a $5 million award of attorneys' fees in connection with the settlement of the shareholder derivative litigation, which we recorded as a charge during the three months ended March 31, 2006. The shareholder derivative settlement received final court approval on May 4, 2006. We anticipate that the federal derivative litigation now pending in U.S. District Court in Los Angeles will be dismissed now that the state court in Santa Barbara has approved the settlement of the state derivative litigation.

  In addition, the SEC is conducting a formal investigation of whether the disclosures in our financial reports relating to Medicare outlier reimbursements and stop-loss payments under managed care contracts were misleading or otherwise inadequate, and whether there was any improper trading in our securities by certain of our current and former directors and officers. The SEC served a series of document requests and subpoenas for testimony on the Company, certain of our current and former employees, officers and directors, and our independent registered public accounting firm. On April 27, 2005, we announced that we had received a "Wells Notice" from the staff of the SEC in connection with this investigation, and that we had been informed that Wells Notices had also been issued to certain former senior executives of the Company who left their positions in 2003 and 2002. A Wells Notice indicates that the SEC's staff intends to recommend that the agency bring a civil enforcement action against the recipients for possible violations of federal securities laws. Recipients of Wells Notices have the opportunity to respond before the SEC's staff makes its formal recommendation on whether any action should be brought. We submitted a response on May 13, 2005.

  As previously disclosed, the SEC is also investigating allegations made by a former employee that inappropriate contractual allowances for managed care contracts may have been established at three California hospitals through at least fiscal year 2001. At the request of the audit committee of our board of directors, the board's independent outside counsel, Debevoise & Plimpton LLP ("Debevoise"), conducted an investigation of these allegations utilizing the forensic accounting services of Huron Consulting Group ("Huron"). This investigation was expanded and included determining whether similar issues might have affected other Tenet hospitals during the periods mentioned in the allegations and any other pertinent periods. Debevoise and Huron have completed their investigation and presented the results of their findings to the audit committee. Based on these findings, the audit committee determined that it was necessary to restate our previously reported financial statements. The restated financial statements were presented in our Annual Report and the restatement adjustments were described in Note 2 to the Consolidated Financial Statements in the Annual Report. We are continuing to cooperate with the SEC with respect to its investigation, including responding to subsequent requests for voluntary production of documents, as well as a subpoena request for documents dated October 6, 2005, and have provided regular updates to the SEC as to the progress of the investigation.

4.
Medicare Coding—The Medicare coding practices at hospitals owned or formerly owned by our subsidiaries are also under increased scrutiny. The federal government in January 2003 filed a civil lawsuit against us and certain of our subsidiaries relating to hospital billings to Medicare for inpatient stays reimbursed pursuant to four particular diagnosis-related groups. The government in this lawsuit has alleged violations of the False Claims Act and various common law claims. Discovery is ongoing, and trials relating to the original complaint and two additional related complaints are set to begin March 6, 2007. At March 31, 2006, we had an accrual of $34 million, recorded in prior years, for this matter.

  In addition, we are cooperating with an investigation by the U.S. Attorney's Office for the Central District of California into coding, billing and cost reporting relating to the Comprehensive Cancer Center at our Desert Regional Medical Center.

TENET HEALTHCARE CORPORATION

NOTES TO QUARTER ENDED MARCH 31, 2006

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.
Other Matters

(a)
On June 24, 2005, Thomas B. Mackey, our former chief operating officer, filed a demand for arbitration with the American Arbitration Association alleging that he is entitled to a lump sum payment under Tenet's Supplemental Executive Retirement Plan (SERP). The arbitration demand was brought against Tenet Healthcare Corporation Pension Administration Committee, Tenet Healthcare Corporation Supplemental Executive Retirement Plan, and Tenet Healthcare Corporation. We contend that the Pension Administration Committee properly denied Mr. Mackey's claim for a lump sum payment. Mr. Mackey is seeking approximately $7.8 million, less monthly payments made to date under the SERP, and attorneys' fees. Oral arguments were held on April 26, 2006. We expect the arbitrator to issue a decision in this matter in early June 2006.

(b)
On September 28, 2004, the court granted our petition to coordinate two pending wage and hour lawsuits in Los Angeles Superior Court in California. We will now be defending in a single court this proposed class action lawsuit alleging that our hospitals violated certain provisions of the California Labor Code and applicable California Industrial Welfare Commission Wage Orders with respect to (1) meal breaks, (2) rest periods, (3) the payment of compensation for meal breaks and rest periods not taken, (4) the payment of compensation and appropriate premiums for overtime (including the California Differential payments described below), (5) "rounding off" practices for time entries on timekeeping records and (6) the information shown on pay stubs. Plaintiffs are seeking back pay, statutory penalties and attorneys' fees, and seek to certify this action on behalf of virtually all nonexempt employees of our California subsidiaries. We contend that certification of a class in the action is not appropriate because our uniform policies comply with the applicable Labor Code and Wage Orders. In addition, we contend that each of these claims must be addressed individually based on its particular facts and, therefore, should not be subject to class certification. The coordinated action is scheduled for mediation on June 28, 2006.

    Two other proposed class actions pending in Southern California involve allegations regarding unpaid overtime. The lawsuits allege that our pay practices since 2000 for California-based 12-hour shift employees violate California overtime laws by virtue of the alleged failure to include certain payments known as Flexible (or California) Differential payments in the regular rate of pay that is used to calculate overtime pay. These payments are made to 12-hour shift employees when they do not work a shift that is exactly 12 hours. We contend that these differential payments need only be included in the regular rate of pay when they actually are paid (as opposed to merely being potentially payable), and that they always are included in the regular rate calculation in these circumstances. Plaintiffs in both cases are seeking back pay, statutory penalties and attorneys' fees. These cases are set for mediation, along with the above-referenced consolidated action, on June 28, 2006.

  (c)
  We are cooperating with an investigation by the U.S. Attorney's Office in New Orleans, Louisiana of Peoples Health Network ("PHN"), an unconsolidated New Orleans health plan management services provider in which one of our subsidiaries holds a 50% membership interest, and Memorial Medical Center, a New Orleans hospital owned by one of our subsidiaries. Subpoenas issued to PHN in 2003 sought various PHN-related corporate records, as well as information on patients who were admitted to a rehabilitation unit and members for whom inpatient rehabilitation services were ordered, recommended or requested, and subsequently denied. The subpoenas also sought documents related to payments to and contractual matters concerning physicians and others, third-party reviews of denials of services and certain medical staff committees and other medical staff entities. A subpoena issued to PHN in September 2004 sought various documents, including medical policies and practice guidelines, and an additional subpoena issued to PHN in April 2005 sought documents related to PHN's appeal and grievance policies and member disenrollment, as well as information on PHN members who were admitted to a long-term acute care facility. We continue to provide certain information as requested by the government.

  (d)
  We were notified in mid-2004 that subpoenas had been issued to the buyer of two of our former hospitals, Twin Rivers Regional Medical Center in Missouri and John W. Harton Regional Medical Center in Tennessee. We retained certain liabilities in connection with the sale of these hospitals in November 2003. The Twin Rivers subpoena sought documents for the period from 1999 through 2003 pertaining to a number of cardiac care patients. The Harton subpoena sought a variety of documents, primarily financial, for the period from June 2000 through 2003. In addition, we are cooperating with voluntary requests from the U.S. Attorney's Office in St. Louis, Missouri seeking, among other things, documents regarding physician relocation agreements at four St. Louis area hospitals—two of which we no longer own—as well as Twin Rivers. The voluntary requests also seek additional information regarding certain admissions and medical procedures at Twin Rivers.

  (e)
  In May 2003, the Internal Revenue Service ("IRS") completed an examination of our federal income tax returns for fiscal years ended May 31, 1995, 1996 and 1997 and issued a Revenue Agent's Report. During 2005, we resolved several disputed issues with the IRS and paid approximately $8 million, which was comprised of $23 million of tax plus accrued interest of approximately $15 million less prior payments of $30 million. Among these issues was a disputed adjustment with respect to the timing of the recognition of income for tax purposes pertaining to Medicare and Medicaid net revenues, which we resolved by agreeing to spread the impact of the disputed adjustment over fiscal years ended May 31, 1995 through May 31, 2002.

    After the settlement, the IRS issued a statutory notice of tax deficiency for $67 million in the fourth quarter of 2005 related to the remaining disputed items for fiscal years May 31, 1995, 1996 and 1997. During the three months ended March 31, 2006, we filed a petition to contest the tax deficiency notice through formal litigation in Tax Court. Interest expense (approximately $72 million through March 31, 2006, before any federal or state tax benefit) will continue to accrue until the case is resolved. The principal issues that remain in dispute include the deductibility of a portion of the civil settlement we paid to the federal government in 1994 related to our discontinued psychiatric hospital business and the computation of depreciation expense with respect to certain capital expenditures incurred during the foregoing fiscal years. We presently cannot determine the ultimate resolution of the remaining disputed items. We believe we have adequately provided for all probable tax exposure, including interest, related to those disputed items.

    The IRS has commenced an examination of our tax returns for fiscal years ended May 31, 1998 through the seven-month transition period ended December 31, 2002. We presently cannot determine the ultimate resolution of this examination. We believe we have adequately provided for all probable tax matters, including interest, related to all periods ended after May 31, 1997.

  (f)
  In connection with an investigation into patient deaths that occurred at various hospitals and nursing homes following Hurricane Katrina, the Louisiana Attorney General's Office is conducting a review of events that occurred during the hurricane at two Tenet hospitals in New Orleans. The hospitals, Memorial Medical Center and Lindy Boggs Medical Center, have both been closed since September 2, 2005 because of damage from the hurricane. On October 1, 2005, representatives of the Louisiana Attorney General's Office conducted a search of Memorial's campus pursuant to a search warrant issued by an Orleans Parish state judge on September 30, 2005. Certain records and other materials were removed, including materials from an independently owned long-term acute care facility on Memorial's campus, which is managed and operated under separate license by LifeCare Holdings Inc., which is not affiliated with us. The Attorney General's Office also issued subpoenas to Tenet and Memorial requesting documents pertaining to the matters under investigation and events occurring at the hospital during and after the hurricane. In addition, the Attorney General has subpoenaed certain individuals he wishes to question on these matters, including a number of Tenet employees. We are cooperating with the Louisiana Attorney General's Office with respect to this matter.

        In addition to the matters described above, our hospitals are subject to claims and lawsuits in the ordinary course of business. The largest category of these relates to medical malpractice. One recently filed medical malpractice case involves seven individuals who claim they are former patients of Memorial Medical Center in New Orleans and who allege, on behalf of themselves and a purported class of other Memorial patients and their family members, damages as a result of injuries sustained during Hurricane Katrina. In addition to disputing the merits of the allegations in the suit, we contend that certification of a class in this action is not appropriate and that each of these cases must be adjudicated independently. We will, therefore, oppose class certification and vigorously defend the hospital in this matter.

        Also, we and our subsidiaries are from time to time engaged in disputes with managed care payers. For the most part, we believe the issues raised in these contract interpretation and rate disputes are commonly encountered by other providers in the health care industry.

        We record reserves for claims and lawsuits when they are probable and reasonably estimable. For matters where the likelihood or extent of a loss is not probable or cannot be reasonably estimated, we have not recognized in the accompanying Condensed Consolidated Financial Statements all potential liabilities that may result. If adversely determined, the outcome of some of these matters could have a material adverse effect on our business, liquidity, financial position or results of operations.

        The table below presents reconciliations of the beginning and ending liability balances in connection with legal settlements and related costs recorded during the three months ended March 31, 2006 and 2005:

		Additions Charged To:
	Balances at Beginning of Period	Costs of Litigation and Investigations	Other Accounts(1)	Cash Payments	Other(2)	Balances at End of Period
Three months ended March 31, 2006
Continuing operations	$308	$16	$—	$(164)	$(75)	$85
Discontinued operations	5	(45)	—	—	45	5

	$313	$(29)	$—	$(164)	$(30)	$90

Three Months Ended March 31, 2005
Continuing operations	$40	$8	$—	$(8)	$—	$40
Discontinued operations	—	—	5	—	—	5

	$40	$8	$5	$(8)	$—	$45

(1)
The discontinued operations charge was recorded as an adjustment to net operating revenues within income (loss) from operations of asset group.
(2)
Other items include the funding of $75 million from our insurance carriers for the settlement of the securities and shareholder matters, which was classified as a receivable in other current assets in the Condensed Consolidated Balance Sheet as of December 31, 2005, and the recovery of $45 million in insurance proceeds related to the Redding Medical Center settlement in December 2004, which is classified as a receivable in other current assets in the Condensed Consolidated Balance Sheet as of March 31, 2006.

        For the three months ended March 31, 2006 and 2005, we recorded net costs (recoveries) of $(29) million and $13 million, respectively, in connection with significant legal proceedings and investigations, including $(45) million and $5 million in the three months ended March 31, 2006 and 2005, respectively, that were reflected in discontinued operations. The 2006 payments consisted primarily of settlement of the securities class action and attorneys' fees associated with the shareholder derivative lawsuit, and legal and other costs to defend ourselves in other ongoing lawsuits, in particular the Alvarado trial and the SEC investigation.

NOTE 11. INCOME TAXES

        Income taxes in the three months ended March 31, 2006 included the following: (1) a $7 million income tax benefit in continuing operations to decrease the valuation allowance for our deferred tax assets; (2) an income tax benefit of $20 million in discontinued operations to decrease the valuation allowance; and (3) an income tax benefit of $1 million in cumulative effect of change in accounting principle to decrease the valuation allowance.

        Income taxes in the three months ended March 31, 2005 included the following: (1) a $22 million income tax benefit in continuing operations to reduce the valuation allowance for our deferred tax assets; and (2) income tax expense of $7 million in discontinued operations to increase the valuation allowance.

        In May 2003, the Internal Revenue Service completed an examination of our federal income tax returns for fiscal years ended May 31, 1995, 1996 and 1997 and issued a Revenue Agent's Report. During 2005, we resolved several disputed issues with the IRS and paid approximately $8 million, which was comprised of $23 million of tax plus accrued interest of approximately $15 million less prior payments of $30 million. Among these issues was a disputed adjustment with respect to the timing of the recognition of income for tax purposes pertaining to Medicare and Medicaid net revenues, which we resolved by agreeing to spread the impact of the disputed adjustment over fiscal years ended May 31, 1995 through May 31, 2002.

        After the settlement, the IRS issued a statutory notice of tax deficiency for $67 million in the fourth quarter of 2005 related to the remaining disputed items for fiscal years May 31, 1995, 1996 and 1997. During the three months ended March 31, 2006, we filed a petition to contest the tax deficiency notice through formal litigation in Tax Court. Interest expense (approximately $72 million through March 31, 2006, before any federal or state tax benefit) will continue to accrue until the case is resolved. The principal issues that remain in dispute include the deductibility of a portion of the civil settlement we paid to the federal government in 1994 related to our discontinued psychiatric hospital business and the computation of depreciation expense with respect to certain capital expenditures incurred during the foregoing fiscal years. We presently cannot determine the ultimate resolution of the remaining disputed items. We believe we have adequately provided for all probable tax exposure, including interest, related to those disputed items.

        The IRS has commenced an examination of our tax returns for fiscal years ended May 31, 1998 through the seven-month transition period ended December 31, 2002. We presently cannot determine the ultimate resolution of this examination. We believe we have adequately provided for all probable tax matters, including interest, related to all periods ended after May 31, 1997.

NOTE 12. EARNINGS PER COMMON SHARE

        The table below is a reconciliation of the numerators and denominators of our basic and diluted earnings per common share calculations for income from continuing operations for the three months ended March 31, 2006 and 2005. Income is expressed in millions and weighted average shares are expressed in thousands.

	Income (Numerator)	Weighted Average Shares (Denominator)	Per-Share Amount
Three Months Ended March 31, 2006:
Income available to common shareholders for basic earnings per share	$15	470,069	$0.03
Effect of dilutive stock options and restricted stock units	—	676	—

Income available to common shareholders for diluted earnings per share	$15	470,745	$0.03

Three Months Ended March 31, 2005:
Income available to common shareholders for basic earnings per share	$20	468,047	$0.04
Effect of dilutive stock options and restricted stock units	—	900	—

Income available to common shareholders for diluted earnings per share	$20	468,947	$0.04

        Stock options (in thousands) that were not included in the computation of diluted earnings per share from continuing operations because their exercise price exceeded the average market price of our common stock were 41,511 and 46,207 for the three months ended March 31, 2006 and 2005, respectively.

NOTE 13. IMPACT OF HURRICANES

        Katrina—All five of our hospitals and several imaging centers in the New Orleans area and our hospital in Mississippi suffered considerable damage from Hurricane Katrina in late August 2005. All but one of the hospitals required complete evacuation. Four of the six hospitals have since reopened, but are operating at reduced levels due to damage, ongoing remediation efforts, staffing issues caused by the lack of available housing for physicians, nurses and staff, and the overall impact of the hurricane on the Gulf Coast area. The timing of recovery for these hospitals to resume full operations is unknown. During the three months ended March 31, 2006, we recorded approximately $5 million in costs, comprised of $2 million of relief pay and other employee-related expenses and approximately $3 million in repair costs. We recorded impairment charges of approximately $7 million for the write-down of long-lived assets at these hospitals during the three months ended March 31, 2006. Insurance proceeds of $36 million from insurance claims related to property damage were recorded in the three months ended March 31, 2006 as a reduction of impairment charges in the Condensed Consolidated Statement of Operations. During the three months ended March 31, 2006, we spent approximately $24 million on capital expenditures for the Gulf Coast hospitals and imaging centers.

NOTE 14. SUBSEQUENT EVENTS

        On April 17, 2006, we announced the signing of a definitive agreement to sell Gulf Coast Medical Center in Biloxi, Mississippi for net after-tax proceeds of approximately $16 million, including the liquidation of working capital. Gulf Coast Medical Center represented approximately 0.3% of our continuing operations net operating revenues for the three months ended March 31, 2006. Beginning in the second quarter of 2006, we will classify the results of operations of Gulf Coast Medical Center as discontinued operations for all periods in accordance with SFAS 144.

        In the second quarter of 2006, we announced several changes to our operating structure. Previously, our four operating regions were: (1) California, which included all of our hospitals in California, as well as our hospital in Nebraska; (2) Central Northeast-Southern States, which included all of our hospitals in Georgia, Missouri, North Carolina, Pennsylvania, South Carolina and Tennessee; (3) Florida-Alabama, which included all of our hospitals in Florida, as well as our hospital in Alabama; and (4) Texas-Gulf Coast, which included all of our hospitals in Louisiana and Texas, as well as Gulf Coast Medical Center in Mississippi. As of May 5, 2006, our operations are now structured as follows:

  •
  Our California region continues to include all of our hospitals in California and Nebraska;

  •
  Our new Central-Northeast region includes all of our hospitals in Missouri, Pennsylvania and Tennessee;

  •
  Our new Southern States region includes our hospitals in Alabama, Georgia, North Carolina and South Carolina;

  •
  Our new Texas region includes all of our hospitals in Texas;

  •
  Our Florida hospitals are split into two separately managed networks:

  •
  Miami-Dade/Broward Network, which includes our seven hospitals in Miami-Dade and Broward counties; and

  •
  Palm Beach Health Network, which includes our six hospitals in Palm Beach County; and

  •
  Our NOLA Regional Health Network includes all of our hospitals in Louisiana.

All of our regions and the networks described above report directly to our chief operating officer. Because of the restructuring of our regions, our goodwill reporting units (as defined in SFAS No. 142, "Goodwill and Other Intangible Assets") changed in the second quarter of 2006, requiring us to perform a goodwill impairment evaluation. Based on our preliminary goodwill impairment evaluation, we anticipate that we will record a goodwill impairment charge of approximately $35 million during the quarter ended June 30, 2006 as a result of the formation of our NOLA Regional Health Network. We do not expect the other changes to our reporting units to result in goodwill impairment charges. However, based on future financial trends and the possible impact of negative trends on our future outlook, further impairments of long-lived assets and goodwill may occur.

$800,000,000

Tenet Healthcare Corporation

9.250% Senior Notes due 2015

PROSPECTUS

                        , 2006

        All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent at the numbers and address below. Requests for assistance and for additional copies of the prospectus, the letter of transmittal and other related documents should also be directed to the exchange agent.

The exchange agent for the exchange offer is:

THE BANK OF NEW YORK TRUST COMPANY, N.A.

By Facsimile for Eligible Institutions:
(212) 298-1915
Attention: William Buckley

Confirm by telephone:
(212) 815-5788

By Mail/Overnight Courier/Hand:
c/o The Bank of New York
Reorganization Unit
101 Barclay Street, 7 East
New York, New York 10286
Attention: William Buckley

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 78.7502 of the Nevada Revised Statutes Annotated ("Nevada RSA") provides generally, and in pertinent part, that a Nevada corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they are not liable pursuant to Section 78.138 of the Nevada RSA for having breached their fiduciary duties where such breach involved intentional misconduct, fraud or a knowing violation of the law, or they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 78.7502 of the Nevada RSA further provides that, in connection with the defense or settlement of any action by or in the right of a Nevada corporation, a Nevada corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they are not liable pursuant to Section 78.138 of the Nevada RSA for having breached their fiduciary duties where such breach involved intentional misconduct, fraud or a knowing violation of the law, or they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation. In the case of actions brought by or in the right of the corporation, indemnification may not be made to an officer or director who is ultimately adjudged liable, unless, and only to the extent, that the court in which the action was brought (or another court of competent jurisdiction) determines that the person is fairly and reasonably entitled to indemnification, and then only for such expenses as the court deems proper.

        Section 78.751 of the Nevada RSA permits a Nevada corporation to grant its directors and officers additional rights of indemnification in its articles of incorporation and bylaws or by agreement. Article X of the registrant's Restated Bylaws, as amended, provides that it will have the power to indemnify its directors and officers to the fullest extent permitted by Nevada law. Its Restated Bylaws also permit it to enter into agreements with any director or officer indemnifying him to the fullest extent permitted by Nevada law.

        The registrant has entered into indemnification agreements with each of its directors. These agreements indemnify the directors to the fullest extent permitted by Nevada law from and against any and all expenses, liabilities or loss, judgments, fines, settlement amounts and certain other expenses that may be incurred in connection with any threatened, pending or completed action, suit, arbitration, or any other proceeding to which the director becomes subject in connection with the director's service as a director of the registrant. These agreements also provide for the advanced payment of expenses incurred by the directors in connection with any proceeding covered by the agreement.

        Section 78.138 of the Nevada RSA provides that except as otherwise provided under Nevada law, or unless the articles of incorporation or an amendment thereto, in each case filed on or after October 1, 2003, provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of fiduciary duties as a director or officer and his breach of those duties involved intentional misconduct, fraud or a knowing violation of the law. Article IX of the registrant's Articles, adopted July 23, 2003, contains a provision eliminating the liability of directors and officers for breach of fiduciary duty except for liability for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or for the payment of dividends in violation of Section 78.300 of the Nevada RSA.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        See Exhibit Index on Page II-4.

ITEM 22.    UNDERTAKINGS.

        (a)   The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (b)   The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (a) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (d)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (e)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on July 11, 2006.

TENET HEALTHCARE CORPORATION
By:	/s/ E. PETER URBANOWICZ Name: E. Peter Urbanowicz Title: General Counsel and Secretary

        Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated on July 11, 2006:

Signature	Title

* Trevor Fetter	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ BIGGS C. PORTER Biggs C. Porter	Chief Financial Officer (Principal Accounting Officer)
* Brenda J. Gaines	Director
* Karen M. Garrison	Director
* Edward A. Kangas	Director
* J. Robert Kerrey	Director
* Floyd D. Loop, M.D.	Director
* Richard R. Pettingill	Director
* James A. Unruh	Director
* J. McDonald Williams	Director
*By:	/s/ E. PETER URBANOWICZ E. Peter Urbanowicz Attorney-in-Fact	General Counsel and Secretary

EXHIBIT INDEX

3.1	Amended and Restated Articles of Incorporation of Registrant, as amended and restated July 23, 2003 (Incorporated by reference to Exhibit 3(a) to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
3.2
Amended and Restated Bylaws of Registrant, as amended and restated November 6, 2003 (Incorporated by reference to Exhibit 3(b) to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003)
4.1
Indenture, dated as of November 6, 2001, between Registrant and The Bank of New York Trust Company, N.A., as successor Trustee to The Bank of New York (Incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K, dated November 6, 2001)
4.2
Eighth Supplemental Indenture, dated as of January 28, 2005, between Registrant and The Bank of New York Trust Company, N.A., as successor Trustee to The Bank of New York (Incorporated by reference to Exhibit 4(g) to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004)
*4.3
Exchange and Registration Rights Agreement, dated as of January 28, 2005, among Registrant and Citigroup Global Markets Inc., Banc of America Securities LLC, Scotia Capital (USA) Inc. and SunTrust Capital Markets Inc., as representatives of the initial purchasers named therein
*5.1	Opinion of Woodburn and Wedge
*5.2	Opinion of Latham & Watkins LLP
*12.1	Computation of ratio of earnings to fixed charges for Registrant
23.1	Consent of KPMG LLP
*23.2	Consent of Woodburn and Wedge (included in Exhibit 5.1)
*23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.2)
*24.1	Power of Attorney
*25.1	Statement of Eligibility on Form T-1 of The Bank of New York Trust Company, N.A., as the Trustee under the indenture
*99.1	Form of letter of transmittal
*99.2	Form of notice of guaranteed delivery
*99.3	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees
*99.4	Form of letter to clients
*99.5	Form of Exchange Agent Agreement

*
Previously filed

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELECTED FINANCIAL INFORMATION AND RATIO OF EARNINGS TO FIXED CHARGES
THE EXCHANGE OFFER
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Year Ended December 31, 2005
Quarter Ended March 31, 2006
Recent Developments
DESCRIPTION OF BUSINESS AND PROPERTIES
LEGAL PROCEEDINGS
MANAGEMENT
Ten-Year Options/SAR Repricings(1)
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF NEW NOTES
DESCRIPTION OF OLD NOTES
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
VALIDITY OF THE NOTES
EXPERTS
AVAILABLE INFORMATION
INDEX TO FINANCIAL STATEMENTS
FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TENET HEALTHCARE CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 Dollars in Millions
TENET HEALTHCARE CORPORATION AND SUBSIDIARIES YEAR ENDED DECEMBER 31, 2005 CONSOLIDATED STATEMENTS OF OPERATIONS Dollars in Millions, Except Per-Share Amounts
TENET HEALTHCARE CORPORATION AND SUBSIDIARIES YEAR ENDED DECEMBER 31, 2005 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Dollars in Millions
TENET HEALTHCARE CORPORATION AND SUBSIDIARIES YEAR ENDED DECEMBER 31, 2005 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Dollars in Millions, Share Amounts in Thousands
TENET HEALTHCARE CORPORATION AND SUBSIDIARIES YEAR ENDED DECEMBER 31, 2005 CONSOLIDATED STATEMENTS OF CASH FLOWS Dollars in Millions
TENET HEALTHCARE CORPORATION NOTES TO YEAR ENDED DECEMBER 31, 2005 CONSOLIDATED FINANCIAL STATEMENTS
SUPPLEMENTAL FINANCIAL INFORMATION
TENET HEALTHCARE CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006 Dollars in Millions
TENET HEALTHCARE CORPORATION AND SUBSIDIARIES QUARTER ENDED MARCH 31, 2006 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS Dollars in Millions, Except Per-Share Amounts (Unaudited)
TENET HEALTHCARE CORPORATION AND SUBSIDIARIES QUARTER ENDED MARCH 31, 2006 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS Dollars in Millions (Unaudited)
TENET HEALTHCARE CORPORATION NOTES TO QUARTER ENDED MARCH 31, 2006 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
TENET HEALTHCARE CORPORATION NOTES TO QUARTER ENDED MARCH 31, 2006 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
TENET HEALTHCARE CORPORATION NOTES TO QUARTER ENDED MARCH 31, 2006 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 22. UNDERTAKINGS.
SIGNATURES
EXHIBIT INDEX